Filed Pursuant to Rule 424(b)(4)
Registration No. 333-230851

PROSPECTUS

3,380,000 Shares

Common Stock

This is the initial public offering of South Plains Financial, Inc. We are offering 2,700,000 shares of our common stock and the selling shareholder is offering 680,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling shareholder.

Prior to this offering, there has been no established public market for our common stock. The initial public offering price of our common stock is $17.50. Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SPFI.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 14.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Public offering price	$17.50	$59,150,000
Underwriting discounts(1)	$1.1375	$3,844,750
Proceeds to us, before expenses	$16.3625	$44,178,750
Proceeds to the selling shareholder, before expenses	$16.3625	$11,126,500
(1)	See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have an option to purchase up to an additional 507,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Shares of our common stock are not savings accounts or deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The shares of common stock will be ready for delivery on or about May 13, 2019.

Keefe, Bruyette & Woods	Sandler O’Neill + Partners, L.P.
A Stifel Company

The date of this prospectus is May 8, 2019.

Santa Fe
Albuquerque
Amarillo
Springlake
Morton
Idalou
Lubbock
Levelland
Ruidoso
El Paso
Plano
Dallas
Forney
College Station
Austin
San Antonio
Houston
Corpus Christi
40
40
25
27
20
30
45
10
35

City Bank

Banking Locations

Texas

Lubbock (Headquarters) (8)
College Station (1)
Dallas (1)
El Paso (2)
Forney (1)
Houston (1)
Idalou (1)
Levelland (1)
Morton (1)
Plano (1)
Springlake (1)

New Mexico

Ruidoso (2)

i

About this Prospectus

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We, the selling shareholder and the underwriters have not authorized anyone to provide you with different or additional information. We, the selling shareholder and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “ourselves,” “our company,” and the “Company” refer to South Plains Financial, Inc., a Texas corporation, and its consolidated subsidiaries. References in this prospectus to “City Bank” and the “Bank” refer to City Bank, a Texas banking association and our wholly-owned consolidated subsidiary.

This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For additional information, please see the section entitled “Where You Can Find More Information.”

You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

Unless otherwise stated, all information in this prospectus gives effect to a 29-for-1 stock dividend, whereby each holder of our common stock received 29 additional shares of common stock for each share owned as of the record date of March 11, 2019, which was distributed the same day. The stock dividend has the effect of a stock split on outstanding shares and per share figures, and it has been retroactively applied to all periods presented in this prospectus.

Unless otherwise stated, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of our common stock.

Market and Industry Data

Within this prospectus, we reference certain market, industry and demographic data, forecasts and other statistical information. We have obtained this data, forecasts and information from various independent, third party industry sources and publications. Nothing in the data, forecasts or information used or derived from third party sources should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of industry publications and surveys and independent sources. We believe that these sources and estimates are reliable, but have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the economic, employment, industry and other market data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;
•	we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;
•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and
•	we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to the presentation and discussion of our audited financial statements and executive compensation, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities and (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

Termination of S Corporation Status

Beginning January 1, 1998, the Company elected to be taxed for U.S. federal income tax purposes as an “S corporation,” or S Corporation or S Corp, under the provisions of Sections 1361 to 1379 of the Internal Revenue Code of 1986, as amended, or the Code. As a result, our net income had not been subject to, and we had not paid, U.S. federal income tax, and no provision or liability for U.S. federal income tax had been included in our consolidated financial statements. Instead, for U.S. federal income tax purposes our taxable income was “passed through” to our shareholders.

Effective May 31, 2018, the Company revoked its S Corporation election and the Company became taxed as a C Corporation under the provisions of Sections 301 to 385 of the Code (which treat the corporation as an entity that is subject to an entity level U.S. federal income tax). We established a deferred tax asset to reflect the S Corporation revocation. Thus, our net income is now subject to U.S. federal income tax and we bear the liability for those taxes. Unless otherwise stated, all information in this prospectus, including consolidated net income, return on average assets, return on average shareholders’ equity and earnings per share, is presented as if we had converted from an S Corporation to a C Corporation at the beginning of each respective period using a statutory tax rate for federal income taxes of 35.0% prior to January 1, 2018 and 21.0% after January 1, 2018.

The Company calculates its pro forma C Corporation net income, return on average assets, return on average shareholders’ equity and earnings per share using a statutory tax rate for federal income taxes of 35.0% prior to January 1, 2018 and 21.0% after January 1, 2018. This calculation reflects only the revocation of the Company’s status as an S Corporation and does not give effect to any other transaction. As our state income taxes are insignificant, they are not reflected in these calculations. For our comparative C Corporation and S Corporation financial information, see “Selected Historical Consolidated Financial and Operating Information.”

While we were an S Corporation, our shareholders were subject to a shareholder agreement that was intended to preserve our S Corporation status, which we amended and restated when we became a C Corporation. At the 2019 annual meeting of shareholders, our shareholders approved the termination of that shareholder agreement.

ESOP Repurchase Right Termination

In accordance with applicable provisions of the Internal Revenue Code, the terms of the South Plains Financial, Inc. Employee Stock Ownership Plan, or ESOP, currently provide that ESOP participants have the right, for a specified period of time, to require us to repurchase shares of our common stock that are distributed to them by the ESOP. The shares of common stock held by the ESOP are reflected in our consolidated balance sheet as of December 31, 2018 as a line item called “ESOP owned shares” appearing between total liabilities and shareholders’ equity. As a result, the ESOP-owned shares are deducted from shareholders’ equity in our consolidated balance sheet. This repurchase right will terminate upon the closing of this offering and the listing of our common stock on the NASDAQ Global Select Market, which we sometimes refer to as the ESOP Repurchase Right Termination, whereupon our repurchase liability will be extinguished and thereafter the ESOP-owned shares will not be deducted from shareholders’ equity.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the matters discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the historical financial statements and the accompanying notes before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Company Overview

We are a bank holding company headquartered in Lubbock, Texas, and our wholly-owned subsidiary, City Bank, is one of the largest independent banks in West Texas. We have additional banking operations in the Dallas-Fort Worth-Arlington and El Paso MSAs, as well as in the Greater Houston, College Station, and Ruidoso and Eastern New Mexico markets. Through City Bank, we provide a wide range of commercial and consumer financial services to small and medium-sized businesses and individuals in our market areas. Our principal business activities include commercial and retail banking, along with insurance, investment, trust and mortgage services.

We had total assets of $2.7 billion, gross loans held for investment of $2.0 billion, total deposits of $2.3 billion, and total shareholders’ equity of $154.6 million as of December 31, 2018.

Unless otherwise stated, all information in this prospectus, including consolidated net income, return on average assets, return on average shareholders’ equity and earnings per share, is presented as if we had converted from an S Corporation to a C Corporation at the beginning of each respective period using a statutory tax rate for federal income taxes of 35.0% prior to January 1, 2018 and 21.0% after January 1, 2018. In addition, unless otherwise stated, all information in this prospectus gives effect to a 29-for-1 stock dividend, whereby each holder of our common stock received 29 additional shares of common stock for each share owned as of the record date of March 11, 2019, which was distributed the same day. The stock dividend has the effect of a stock split on outstanding shares and per share figures, and it has been retroactively applied to all periods presented in this prospectus.

Our History and Growth

Our company’s history dates back more than 75 years. We trace our beginnings to the founding of First State Bank of Morton, a community bank headquartered in West Texas that held approximately $1 million of total assets in 1941. In 1962, the bank was sold to new management, including J.K. Griffith, the father of our current Chairman and Chief Executive Officer, Curtis C. Griffith. Since Mr. Griffith was elected Chairman of First State Bank of Morton in 1984, the bank has transformed from a small-town institution with approximately $30 million in total assets and a single branch location into one of the largest community banks in West Texas. The parent company to First State Bank of Morton acquired South Plains National Bank of Levelland, Texas in 1991 and changed its name to South Plains Bank. The Company became the holding company to First State Bank of Morton and South Plains Bank in 1993, the same year we acquired City Bank. City Bank was originally established in Lubbock in 1984. We merged First State Bank of Morton and South Plains Bank into City Bank in 1998 and 1999, respectively. South Plains Financial, Inc. had more than $175 million in assets upon the closing of these acquisitions.

We currently operate 21 full-service banking locations across six geographic markets resulting from five acquisitions, de novo branches, and the formation of a de novo bank in Ruidoso, New Mexico, which we later merged into the Bank. We also operate 13 loan production offices both in our banking markets and in certain key areas that primarily focus on mortgage loan production. We build long-lasting relationships with our customers by delivering high quality products and services and have sought to capitalize on the opportunities presented by continued consolidation in the banking industry. We believe a major contributor to our historical success has been our focus on becoming the community bank of choice in all markets that we serve.

We have worked diligently to produce balance sheet growth, increase our earnings power, maintain sound credit quality, grow core deposits, create operational efficiencies, and improve digital and in-branch customer experiences. Our success in these areas is demonstrated by our:

•	Earnings growth, with a compound annual growth rate, or CAGR, of 11.9% in net income for the five years ended December 31, 2018;

•	Loan growth, with a CAGR of 7.1% for the period December 31, 2013 to December 31, 2018;
•	Strong asset quality metrics, with a net charge-offs to average loans ratio of 0.27% for the year ended December 31, 2018 and our nonperforming assets representing 0.47% of our loans and OREO as of December 31, 2018; and
•	Core deposit base, which includes deposits obtained directly from depositors and excludes time deposits in excess of $250,000, deposits obtained from listing services, and brokered deposits, represented 90.4% of total deposits as of December 31, 2018, and our cost of total deposits, which was 0.80% for the year ended December 31, 2018.

Our Strategy

Our strategy is to deliver best-in-class customer service and achieve our goal of becoming the preferred community bank in our market areas. We aim to increase shareholder value by achieving profitable growth and operating leverage through a combination of:

•	Organic Growth. We focus primarily on the organic growth of existing business lines in our current market areas. Our customer-service driven, community-focused business model differentiates our company from competitors, many of which are larger out-of-market banks. Our strategy is to continue gathering low-cost deposits in these nonmetropolitan markets and deploy them in larger, more dynamic lending markets. The following shows our total deposits and gross loans held for investment in our community markets and our metropolitan markets as of December 31, 2018, which we believe illustrates this strategy.
	Deposits		Loans		Loans/ Deposits
	(Dollars in thousands)
	Amount	Overall %	Amount	Overall %
Metropolitan markets(1)	$394,756	17.3%	$567,394	29.0%	143.7%
Community markets(2)	$1,882,698	82.7%	$1,389,803	71.0%	73.8%

(1)	Includes three Dallas, TX branches, two El Paso, TX branches, and one Houston, TX branch.
(2)	Includes twelve branches in the Lubbock/South Plains market area, two branches in Ruidoso/Eastern, NM, and one branch in Bryan/College Station, TX.

In addition, we intend to actively recruit additional lenders and employees from other institutions. We have had success in this area which we believe is attributable to our employee ownership, long-standing market presence and desirable culture in which our employees can thrive. Finally, we cross-sell our various banking products, including our deposits and treasury wealth management to our commercial loan customers, which we believe provides a basis for expanding our banking relationships.

•	Growth Through Acquisitions. We intend to take advantage of strategic acquisition opportunities, including using our common stock as public currency to become a logical consolidator in our market areas. As of December 31, 2018, there were more than 160 banks in Texas and New Mexico with total assets between $250 million and $1.0 billion, which provides us with ample opportunities to make acquisitions that increase shareholder value both in our existing markets and in attractive new markets in those states, including in Midland and Odessa, Texas. Catalysts for acquisition activity include scale and operational issues, excessive regulation, shareholder liquidity needs, and management succession concerns. We believe that our longstanding presence in West Texas, our culture of emphasizing employees as our most important asset, and our financial commitment to helping our communities will give us a significant advantage in making us an acquirer of choice. We acquired an online mortgage platform and staff from an Overland Park, Kansas-based mortgage company at the end of November 2018 as part of our strategy to enhance our consumer-direct business model for our mortgage operations to accompany our traditional brick-and-mortar delivery channels. We employ 32 full-time employees at this location. We are not currently party to any arrangements, understandings, or agreements to make any material acquisitions.
•	Operational Improvements Through Enterprise Risk Management. We implemented a rigorous enterprise risk management, or ERM, system in the aftermath of the financial crisis, and view this development as a defining event for our institution. This system delivers a systematic approach to risk measurement and enhances the effectiveness of risk management across the institution. Integrating this system into our culture and strategic decision making has improved all functional areas of the business. Our asset quality has improved significantly by enhancing our underwriting process and establishing a specific credit appetite that aligns to the broader enterprise risk management framework. Operational oversight has been heightened to include monitoring for potential personnel, process and systems issues. We have also implemented monitoring and controls for other functional areas such as information security and technology, vendor management, liquidity, interest rate risk, compliance and company reputation. We believe the ERM program has positioned our company to better consummate acquisitions with less risk and increased cost savings. In addition, we believe we are one of the only community banks in our size range and market area to implement such a comprehensive risk management system.

•	Improving Efficiency and Profitability. We have invested in a number of systems and processes that we believe are comparable to those of much larger financial institutions. These include our new operations center located in Lubbock which houses back-office processing for deposit operations, loan operations, mortgage operations, and corporate training. We are also investing in digital and payments technologies to increase efficiencies and streamline processes. These technologies including remote deposit capture software for business customers, expanded usage of electronic signatures, online account tools, and technologies that facilitate more efficient item processing. We believe these investments will allow us to scale our business without commensurate additional expenses and help us further reduce our efficiency ratio over time. Our efficiency ratio was 77.6% and 77.9% for the years ended December 31, 2018 and 2017, respectively.
•	Emphasize Community Banking. We intend to continue operating our subsidiary bank as a community banking organization focused on meeting the specific needs of individuals and small and medium-sized businesses in our market areas. We will continue to provide a high degree of responsiveness and a wide variety of banking products and services to our customers. Our history and focus is centered on being a dominant bank in the smaller markets we serve. Our employees are engaged in numerous community activities and organizations beyond the bank and our consistent corporate message is that the success of our communities will drive the success of the Bank. We strive to meet all the financial needs of customers in those markets with outstanding products and service. We seek to leverage our banking platform as we expand into large metropolitan markets such as Dallas and Houston where we target customers looking for our relationship-based approach to banking and our sophisticated products and services.

Our Competitive Strengths

•	Management Depth and Experience. Our executive management team has an average of 31 years of commercial banking experience with strong track records and deep customer relationships in our markets. We believe that our executive team has significant depth in areas such as lending, loan administration, business operations, finance, accounting, and technology. Our management team has significant tenure with the Bank. Our Chairman and Chief Executive Officer, Curtis C. Griffith, has worked with our President, Cory T. Newsom, for over 28 years. Together the executive team has successfully managed profitable growth for the institution while also managing credit quality through economic downturns.

Curtis C. Griffith – Chairman and Chief Executive Officer – Age 66. Mr. Griffith has been with the Company since its inception and has worked with the Bank and its predecessor institutions for over 47 years. Mr. Griffith became our Chairman and President in 1993, with his title shifting to Chairman and Chief Executive Officer earlier this year in connection with a general update of our executive team's titles. In 1972, he was elected to the board of directors of First State Bank of Morton, Texas, a predecessor institution to the Bank, and continues to serve on the board of directors of the Bank. He has served on the board of directors of the Independent Bankers Association of Texas, or IBAT, and continues to serve on the Legislative and PAC committees for IBAT.

Cory T. Newsom – Director and President – Age 51. Mr. Newsom began his 36-year career in banking by progressing through our lending and operations areas. He currently serves as President of the Company and serves on the board of directors of the Company and the Bank. Mr. Newsom served as Chief Operating Officer of the Bank before being named President and Chief Executive Officer of the Bank in 2008. He also serves on the board of directors of IBAT.

Steven B. Crockett – Chief Financial Officer and Treasurer – Age 47. Mr. Crockett has served as Chief Financial Officer and Treasurer of the Company and as Chief Financial Officer of the Bank since 2015. He previously served as Senior Vice President and Controller of the Company from 2010 to 2014 and as Controller of the Bank from 2001 to 2014. As Controller, he was responsible for financial and regulatory reporting, coordinating financial statement audits, budgeting, capital forecasting, and financial projections. Before joining the Bank, he practiced in public accounting for seven years with an accounting firm that had previously functioned as a practicing office of PricewaterhouseCoopers, LLP in Lubbock, Texas.

Kevin R. Bass – Chief Credit Officer – Age 52. Mr. Bass began his 31-year career in banking as a credit analyst before serving as a bank regulator with the Texas Department of Banking for four years. He started with the Bank in 1995 as an asset review officer and currently serves as the Chief Credit Officer of each of the Company and the Bank. He has served on the board of directors of the Bank since 2006.

Mikella D. Newsom – Chief Risk Officer and Secretary – Age 45. Ms. Newsom has a 23-year banking career that started at First State Bank of Morton, a predecessor institution to the Bank. She currently serves as Chief Risk Officer and Secretary of the Company and Chief Risk Officer of the Bank. She previously held the position of Chief Financial Officer of the Bank. She is a member of the Risk Management Association and the Texas Bankers Association where she serves on the Chief Risk Officer steering committee. Ms. Newsom has no familial relationship with Cory Newsom.

Kelly L. Deterding – President of Windmark Insurance Agency, Inc. and Senior Vice President, Insurance Development of City Bank – Age 61. Mr. Deterding has served as President of Windmark Insurance Agency, Inc., or Windmark Insurance, and as Senior Vice President of Insurance Development at the Bank since 2003. He has worked in the crop insurance industry since 1996, previously serving as an adjuster, a claims supervisor and a marketing representative for American Agrisurance. Mr. Deterding is also involved in several U.S. industry trade associations that represent the interests of the private sector crop insurance industry.

•	Low Cost Core-Deposit Base. We have built a strong core deposit base over many years by providing quality products and services to customers in our market areas. We offer retail deposit services through our existing branch network, as well as digital banking products. Core deposits totaled $2.1 billion, or 90.4% of total deposits, and noninterest-bearing deposits totaled $510.1 million, or 22.4% of total deposits as of December 31, 2018. Our cost of total deposits was 0.80% for the year ended December 31, 2018.

19%
16%
18%
5%
14%
28%
4%
6%
8%
12%
22%
48%
Brokered Deposits
Jumbo Time Deposits
Retail Time Deposits
NOW & Other Trans. Accounts
Noninterest-Bearing
MMDA & Other Savings
2008
2018

•	Well-Balanced Loan Portfolio. We lend to both individual and business borrowers, with 68.9% of loans made to business customers, and 31.1% of loans made to individual customers as of December 31, 2018. The Bank establishes a personal relationship with its customers and their businesses, with the goal of creating the right loans for the right borrowers and the right properties.

The following graph shows each major category of our loan portfolio as of December 31, 2018:

Well-Balanced Loan Portfolio

Total Loans: $2.0 billion

1-4 Family Construction 4%
Other Consumer 4%
Automotive 10%
1-4 Family Residential 18%
Commercial Real Estate, Non-Owner Occupied 20%
Commercial Construction 7%
Commercial Real Estate, Owner Occupied 11%
Other Commercial - General 11%
Agricultural Production 8%
Farmland 3%
Energy 1%
Finance, Investment, and Insurance 3%

•	Strong Asset Quality. We believe our in-depth knowledge of our markets and customers, as well as the implementation of consistent and conservative underwriting, has allowed us to maintain strong asset quality over time. Our nonperforming assets were $9.2 million as of December 31, 2018, which represents less than 0.47% of our loans and OREO. Our net charge-offs as a percentage of average loans was 0.27% for the year ended December 31, 2018. Additionally, our loan loss reserve to nonperforming loans ratio was 332.6% as of December 31, 2018.

•	Fee Income. Our fee income is primarily driven by our mortgage operations, debit card and other bank service charge income, and income for our insurance, trust and investment services business. Fee income comprised 35.3% of our total revenue for the year ended December 31, 2018. This compares to a median fee income of 10.3% of total revenue for major exchange-traded banks headquartered in Texas with total assets between $1.0 billion and $5.0 billion and 15.6% of total revenue for all banks headquartered in Texas with total assets between $1.0 billion and $5.0 billion. Our fee income provides shareholders with a recurring and diversified earnings stream. Total fee income was $52.1 million for the year ended December 31, 2018 and has increased significantly over the past five years due primarily to growth and improved performance in our mortgage banking operations.

•	Outstanding Place to Work. The Bank has been repeatedly recognized as an outstanding place to work, with American Banker naming it one of the “Best Banks to Work For” for six consecutive years and ranking it the number 13 bank in the nation in 2018. We believe that we provide excellent pay and benefits to our employees as well as a safe and inviting workplace. Our employees respond with loyalty and by making us known in our communities as a bank that does the right things for the right reasons.
•	Inside Ownership. Our ESOP, employees, officers and directors of the Company and the Bank, and the families they represent, are our primary shareholders. Currently, they represent shareholders who own 70.1% of our common stock. We believe that this level of insider ownership keeps our corporate goals and strategy aligned with the interests of all shareholders.

Our Banking Markets

Lubbock/South Plains

We operate 12 branches holding $1.7 billion of deposits in the Lubbock MSA and the surrounding South Plains region as of December 31, 2018. The Lubbock MSA is home to more than 315,000 people with major industries in agribusiness – primarily cotton, corn, and grain sorghum – as well as education, trade and transportation, health services and government, among others. Lubbock is home to Texas Tech University, a public research university enrolling more than 35,000 students each year, according to the university’s website. Texas Tech’s student enrollment ranks within the top 10 for universities in Texas as of the Spring 2018 semester, and is one of only two campuses in the state to house an undergraduate university, law school, and medical school. Lubbock Christian University is also headquartered in Lubbock and Wayland Baptist University and South Plains College maintain campuses here. The Lubbock MSA reports unemployment of 3.1% for 2018 according to Forbes, which also listed Lubbock as one of its “Best Places for Business and Careers” during 2018, with a gross metro product of more than $14.0 billion during 2018. Major employers in the Lubbock MSA include Texas Tech University, United Super Market, Covenant Health System, UMC Health System and Lubbock ISD, according to the Lubbock Economic Development Alliance.

Dallas

We operate three branches with $258.7 million of deposits as of December 31, 2018 and six mortgage offices in the Dallas-Fort Worth-Arlington MSA, which we refer to as the Dallas-Fort Worth metroplex. The Dallas-Fort Worth metroplex is the largest MSA in Texas and fourth largest in the nation as of 2018, according to S&P Global. It saw the second highest population growth of any MSA from 2010 to 2018 and third highest employment growth from 2015 to 2018, according to S&P Global. The area also serves as the corporate headquarters for 22 Fortune 500 companies including Southwest Airlines, AT&T and Exxon Mobil, ranking third in the nation for Fortune 500 corporate headquarters, according to the Dallas Regional Chamber of Commerce. The Dallas-Fort Worth metroplex area was responsible for producing 33% of the state’s total gross domestic product in 2018. The Dallas-Fort Worth International Airport is the fourth largest in the country for passenger traffic according to the Dallas Morning News. According to the U.S. Bureau of Economic Analysis, and, according to the Dallas Economic Development, the MSA is home to over 65,000 businesses, adding over 300 jobs per day on average over the past twelve months.

El Paso

We operate two bank branches with $111.2 million of deposits as of December 31, 2018 and a mortgage office in the El Paso MSA, which has a population of more than 850,000. The El Paso MSA is adjacent to Juarez, Mexico, which has a growing industrial center, an estimated population of 1.5 million people, and has contributed to significant growth in El Paso. The El Paso MSA provides manufacturing, education, and retail services to businesses and residents in Juarez. The El Paso MSA is home to Fort Bliss, which houses the 1st Armored Division, the 32nd Army Air and Missile Defense Command and the 402nd Field Artillery Brigade, among other major units. Fort Bliss is also adjacent to the White Sands Missile Range. Civil employers include a number of universities, including The University of Texas at El Paso, The Texas Tech School of Medicine, El Paso Community College, and Vista College. The largest industries in the El Paso MSA are military, healthcare, educational services and retail. The highest paying industries are business management, oil and gas and utilities according to Data USA.

Houston

We operate one branch with $24.8 million of deposits in the city of Houston as of December 31, 2018. The Houston-The Woodlands-Sugarland MSA, which we refer to as Greater Houston, is the corporate headquarters for 21 Fortune 500 companies, ranking fourth among metro areas according to the Greater Houston Partnership. Greater Houston had the seventh largest gross domestic product in the U.S. in 2018, according to the U.S. Bureau of Economic Analysis. While Houston is known as the “Energy Capital of the World,” the metropolitan area also boasts the largest medical complex in the world, has the second busiest port in the United States in 2018, and is a leader in international business. Houston’s economic success is projected to continue, with employment growth of 1.74% annually through the year 2040, according to the Perryman Group. Greater Houston has seen robust population expansion over the last several years – largely a result of the companies headquartered in the area, such as Anadarko Petroleum, Aon Hewitt, ConocoPhillips, Sysco, Waste Connections, Inc., Halliburton and Baker Hughes, among others, according to The Houston Chronicle.

Bryan/College Station

We operate one branch and one mortgage office in the city of College Station, Texas, which has $67.7 million in deposits as of December 31, 2018. The Bryan-College Station MSA, which we refer to as Bryan/College Station, is home to Texas A&M University, which enrolls over 68,000 students and is the largest university in the state according to the Texas Higher Education Coordinating Board. Bryan/College Station ranked first in Texas and third nationwide for Best Small Places for Business and Careers in 2018 with job growth of 10.3% from 2015 to 2018, according to Forbes. Unemployment in the Bryan/College station MSA reached a historically low rate of 2.8% in 2018. Total construction project valuation in Bryan/College Station was over $750 million in 2016. Notable ongoing projects include the Texas A&M RELLIS Campus, a $250 million, 2,000 acre campus dedicated to technology development, as well as the continued development of ATLAS, a master planned community and business complex specifically constructed for companies engaged in medical technology and pharmaceuticals.

Ruidoso/Eastern New Mexico

We operate two branches with $116.3 million of deposits as of December 31, 2018 in the village of Ruidoso, New Mexico, which makes our institution the largest deposit holder in the Ruidoso micropolitan statistical area. Based on the customers we serve and our strategic plan, we consider the Eastern New Mexico region, including Ruidoso, to be our market area. The Ruidoso micropolitan statistical area is home to a population of more than 20,000, according to data obtained through the United States Census Bureau. Ruidoso has seen a large amount of investment over the last decade from developers. Notable projects include housing subdivisions and condominiums, as well as retail centers, all of which are transforming the once slow-moving mountain community into one of popularity and high growth, especially for active retirees. Ruidoso is home to a number of public and private schools, as well as a two-year community college branch of Eastern New Mexico University.

Our Challenges

There are a number of risks that you should consider before investing in our common stock. These risks are discussed more fully in the section titled “Risk Factors,” beginning on page 14, and include, but are not limited to:

•	We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses;
•	Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses;
•	We rely heavily on our executive management team and other key employees, and the loss of any these individuals could adversely impact our business or reputation;
•	Our ability to attract and retain profitable bankers is critical to the success of our business strategy;
•	The geographic concentration of our markets in Texas and New Mexico makes us more sensitive than our more geographically diversified competitors to adverse changes in our markets’ local economies; and
•	We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could subject us to regulatory action or penalties.

Recent Developments

For the three months ended March 31, 2019, net income was $4.8 million and diluted earnings per share was $0.32, compared to net income of $4.6 million and diluted earnings per share of $0.31 for the three months ended March 31, 2018. The net income for the three months ended March 31, 2019 resulted in a return on average assets of 0.71% and a return on average shareholders’ equity of 8.98%, compared to a return on average assets of 0.73% and a return on average shareholders’ equity of 8.73% for the three months ended March 31,

2018. Due to the seasonality of our agricultural production loans, we historically have experienced large paydowns on these loans during the first quarter of each year. Additionally, we incurred $115,000 of after-tax legal expenses during the three months ended March 31, 2019 in connection with the offering and related activities.

As of March 31, 2019, total assets were $2.7 billion, gross loans held for investment were $1.9 billion, total deposits were $2.3 billion, and noninterest-bearing deposits were $497.6 million. As of March 31, 2019, total shareholders’ equity was $218.6 million, after giving effect to the ESOP Repurchase Right Termination, and book value and tangible book value per share were $14.80. As of March 31, 2018, total assets were $2.6 billion, gross loans held for investment were $1.8 billion, total deposits were $2.2 billion, and noninterest-bearing deposits were $468.3 million. As of March 31, 2018, total shareholders’ equity was $215.5 million, after giving effect to the ESOP Repurchase Right Termination, and book value and tangible book value per share were $14.59. Tangible book value per share is a non-GAAP financial measure. The most directly comparable GAAP financial measure for tangible book value per share is book value per share. We did not have any goodwill or other intangible assets as of the quarter ended March 31, 2019. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Weaver and Tidwell, L.L.P., our independent registered public accounting firm, has not completed review procedures with respect to these preliminary financial results. Accordingly, our final results for the three month period ending March 31, 2019 may not be consistent with these preliminary financial results. See “Risk Factors—Risks Related to Our Business and Market” and “Cautionary Note Regarding Forward-Looking Statements.”

Our Corporate Information

Our principal executive office is located at 5219 City Bank Parkway, Lubbock, Texas 79407, and our telephone number is (806) 792-7101. Our website address is www.city.bank. Information contained on or that can be accessed through our website does not constitute a part of this prospectus and is not incorporated by reference into this prospectus.

THE OFFERING

Common stock offered by us
2,700,000 shares (or 3,207,000 shares if the underwriters exercise their option to purchase additional shares of common stock in full).
Common stock offered by the selling shareholder
680,000 shares.
Underwriters’ overallotment option
We have granted the underwriters an option to purchase up to 507,000 additional shares of common stock from us within 30 days after the date of this prospectus.
Common stock outstanding after completion of this offering
17,471,520 shares (or 17,978,520 shares if the underwriters exercise their option to purchase additional shares of common stock in full).
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $43.1 million. We intend to use the net proceeds to us from this offering to support future growth of our business, including through strategic acquisitions and organic growth, and for general corporate purposes. See “Use of Proceeds.”
Dividends
Historically, we have been an S Corporation, and as such, we have paid distributions to our shareholders to assist them in paying the U.S. federal income taxes on our taxable income that is “passed through” to them, as well as additional amounts for returns on capital. Our dividend policy and practice has changed as we were no longer an S Corporation effective May 31, 2018.

Following the completion of this offering, we anticipate paying a quarterly dividend on our common stock in an amount equal to approximately 10% to 15% of our net income for the immediately preceding quarter, subject to the discretion of our board of directors.

Dividends from the Bank are the principal source of funds for the payment of dividends on our common stock. The Bank is subject to certain restrictions that may limit its ability to pay dividends to us.

Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 197,000 of the shares of common stock offered by this prospectus for sale to our directors, executive officers, employees and business associates and certain other related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
Securities owned by directors and executive officers
As of April 12, 2019, our directors and executive officers beneficially owned 37.2% of our outstanding common stock. Following the completion of this offering, we anticipate that our directors and executive officers will beneficially own approximately 27.8% of our common stock (or 27.0% if the underwriters exercise their option to purchase additional shares of common stock in full). See “Principal and Selling Shareholders.” This ownership total does not include any shares that our directors and executive officers may purchase in this offering. See “Underwriting—Directed Share Program.”

Risk factors
Investing in shares of our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 14, for a discussion of certain factors you should consider carefully before deciding to invest.
Listing
Our common stock has been approved for listing on the NASDAQ Global Select Market under the trading symbol “SPFI.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after the completion of this offering is based on 14,771,520 shares outstanding as of December 31, 2018, and excludes:

•	2,300,000 shares of common stock reserved and available for future awards under the South Plains Financial, Inc. 2019 Equity Incentive Plan, or the 2019 Plan; and
•	10,342 shares of common stock underlying the equity awards being granted in connection with this offering to Cory T. Newsom, our President.

See “Executive Compensation—Employment Agreement with Cory T. Newsom” for a further discussion of Mr. Newsom’s awards.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets forth (i) selected historical consolidated financial and operating data as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, (ii) certain pro forma information to reflect our conversion from an S Corporation to a C Corporation, which was effective May 31, 2018, as if it had occurred at the beginning of each period, and (iii) selected ratios as of and for the periods indicated. Selected financial data as of and for the years ended December 31, 2018 and 2017 has been derived from our audited consolidated financial statements included elsewhere in this prospectus, and the selected historical consolidated financial information as of and for the years ended December 31, 2016, 2015 and 2014 has been derived from our audited consolidated financial statements not appearing in this prospectus. The historical results set forth below and elsewhere in this prospectus are not necessarily indicative of our future performance. The performance, asset quality and capital ratios are unaudited and derived from our audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages.

You should read the following financial data in conjunction with the other information contained in this prospectus, including under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the financial statements and related notes included elsewhere in this prospectus.

	As of or for the Year Ended December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands, except per share data)
Statement of Income Data:
Interest income	$118,094	$104,440	$97,220	$95,033	$88,753
Interest expense	22,482	15,977	14,582	13,543	14,304
Net interest income	95,612	88,463	82,638	81,490	74,449
Provision for loan losses	6,901	3,966	1,968	781	649
Noninterest income	52,121	47,389	49,896	39,630	31,863
Noninterest expense	115,443	108,144	104,388	97,293	85,972
Net income – S Corp	29,290	23,635	26,077	22,932	19,560
Net income – C Corp(1)	20,757	17,580	19,652	17,073	14,683
Balance Sheet Data:
Cash and cash equivalents	$245,989	$294,563	$363,400	$360,503	$295,936
Investment securities	338,196	284,009	324,823	331,322	362,056
Gross loans held for investment	1,957,197	1,838,155	1,661,186	1,679,314	1,550,033
Allowance for loan losses	23,126	21,461	21,174	24,220	27,940
Total assets	2,712,745	2,573,375	2,500,813	2,536,865	2,335,383
Interest-bearing deposits	1,767,387	1,678,919	1,658,198	1,713,476	1,680,441
Noninterest-bearing deposits	510,067	475,162	432,725	413,777	352,207
Total deposits	2,277,454	2,154,081	2,090,923	2,127,253	2,032,648
Borrowings	193,100	177,830	189,196	206,418	117,150
ESOP-owned shares	58,195	57,121	49,700	39,867	34,376
Total shareholders’ equity excluding ESOP-owned shares	154,580	158,206	150,019	145,372	135,942
Pro forma total shareholders’ equity(2)	212,775	215,327	199,719	185,239	170,318
Share and Per Share Data:
Earnings per share (basic) – S Corp	$1.98	$1.60	$1.75	$1.53	$1.31
Earnings per share (basic) – C Corp(1)	1.41	1.19	1.32	1.14	0.98
Earnings per share (diluted) – S Corp	1.98	1.60	1.74	1.52	1.29
Earnings per share (diluted) – C Corp(1)	1.41	1.19	1.31	1.13	0.97
Dividends per share	2.03	0.53	0.43	0.48	0.27
Book value per share(3)	14.40	14.58	13.58	12.33	11.38
Tangible book value per share(3)(4)	14.40	14.58	13.58	12.33	11.38
Weighted average common shares outstanding (basic)	14,771,520	14,769,086	14,932,021	14,963,288	14,960,756
Weighted average common shares outstanding (diluted)	14,771,520	14,771,520	14,997,897	15,092,592	15,153,510
Shares outstanding at end of period	14,771,520	14,771,520	14,771,520	15,028,830	15,153,510

	As of or for the Year Ended December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands, except per share data)
Performance Ratios:
Return on average:
Assets – S Corp	1.12%	0.93%	1.02%	0.95%	0.86%
Assets – C Corp(1)	0.79	0.69	0.77	0.71	0.64
Shareholders’ equity – S Corp(3)	13.63	11.40	13.30	13.00	12.44
Shareholders’ equity – C Corp(1)(3)	9.66	8.48	10.02	9.68	9.34
Net interest margin(5)	3.94	3.85	3.60	3.78	3.66
Efficiency ratio(6)	77.64	77.87	77.01	78.33	78.74
Deposit Ratios:
Total loans to deposits	86.61%	85.70%	79.67%	79.85%	75.62%
Core deposits to total deposits(7)	90.38	88.40	89.97	87.97	86.55
Noninterest-bearing deposits to total deposits	22.40	22.06	20.70	19.45	17.33
Cost of total deposits	0.80	0.58	0.55	0.54	0.59
Credit Quality Ratios:
Nonperforming assets to total loans and OREO(8)	0.47%	0.91%	0.90%	0.98%	1.81%
Allowance for loan losses to nonperforming loans(9)	332.56	154.38	294.29	275.07	135.18
Allowance for loan losses to gross loans	1.18	1.17	1.27	1.44	1.80
Net loan charge-offs to average loans	0.27	0.21	0.30	0.27	0.12
Capital Ratios:
Total shareholders’ equity to total assets(3)	7.84%	8.37%	7.99%	7.30%	7.29%
Tangible common equity to tangible assets(4)	7.84	8.37	7.99	7.30	7.29
Common equity tier 1 capital ratio	9.91	10.78	10.91	9.96	n/a
Tier 1 leverage ratio	9.63	10.06	9.56	9.34	9.16
Tier 1 risk-based capital ratio	11.98	13.02	13.38	12.41	13.07
Total risk-based capital ratio	14.28	15.15	15.69	14.79	15.61

(1)	The Company calculates its pro forma C Corporation net income, return on average assets, return on average shareholders’ equity and earnings per share by adding back its franchise S Corporation tax to net income, and using tax rates for Federal income taxes of 35.0% prior to January 1, 2018 and 21.0% after January 1, 2018. This calculation reflects only the revocation of the Company’s status as an S Corporation and does not give effect to any other transaction. As our state income taxes are insignificant, they are not reflected in these calculations.
(2)	Reflects the total shareholders’ equity of the Company after giving effect to the ESOP Repurchase Right Termination.
(3)	Reflects the Company’s pro forma total shareholders’ equity.
(4)	Represents a non-GAAP financial measure. We did not have any goodwill or other intangible assets as of the years ended December 31, 2014 to 2018. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”
(5)	Net interest margin is calculated as the annual net interest income, on a fully tax-equivalent basis, divided by average interest-earning assets.
(6)	The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income on a tax-equivalent basis and noninterest income.
(7)	Core deposits include deposits obtained directly from depositors and exclude time deposits in excess of $250,000, deposits obtained from listing services, and brokered deposits obtained through an intermediary.
(8)	Nonperforming assets consist of nonperforming loans plus OREO.
(9)	Nonperforming loans include nonaccrual loans and loans past due 90 days or more.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest, you should carefully consider the risks described below, together with all other information included in this prospectus. We believe the risks described below are the risks that are material to us. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In that case, you could experience a partial or complete loss of your investment.

Risks Related to Our Business and Market

Our business has been and may continue to be adversely affected by current conditions in the financial markets and economic conditions generally.

Our business and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the U.S. Uncertainty about the federal fiscal policymaking process, and the medium and long-term fiscal outlook of the federal government and U.S. economy, is a concern for businesses, consumers and investors in the U.S. In addition, economic conditions in foreign countries, including global political hostilities, U.S. and foreign tariff policies and uncertainty over the stability of the euro currency, could affect the stability of global financial markets, which could hinder domestic economic growth. The current economic environment is characterized by interest rates at historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our investment portfolio. Our business is also significantly affected by monetary and related policies of the U.S. government and its agencies. Rising short term interest rates also may negatively affect the ability of our borrowers to repay their indebtedness subjecting us to potential loan losses. Current monetary policy has led to rising short term interest rates and a flattening, or at times even inverted, yield curve which affects our core business of intermediation of short term funding into longer term assets, impacting our ability to generate attractive returns. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects. All of these factors are detrimental to our business, and the interplay between these factors can be complex and unpredictable.

We may grow through mergers or acquisitions, a strategy which may not be successful or, if successful, may produce risks in successfully integrating and managing the merged companies or acquisitions and may dilute our shareholders.

As part of our growth strategy, we may pursue mergers and acquisitions of banks and nonbank financial services companies within or outside our principal market areas. We regularly identify and explore specific acquisition opportunities as part of our ongoing business practices, including our acquisition of an online mortgage platform and staff from an Overland Park, Kansas-based mortgage company at the end of November 2018. However, we have no current arrangements, understandings, or agreements to make any material acquisitions. We face significant competition from numerous other financial services institutions, many of which will have greater financial resources or more liquid securities than we do, when considering acquisition opportunities. Accordingly, attractive acquisition opportunities may not be available to us. There can be no assurance that we will be successful in identifying or completing any future acquisitions.

Mergers and acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, management, products and services, technologies, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses;
•	difficulties in supporting and transitioning customers of the target;
•	diversion of financial and management resources from existing operations;
•	assumption of nonperforming loans;
•	the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	entering new markets or areas in which we have limited or no experience;
•	potential loss of key personnel and customers from either our business or the target’s business;
•	assumption of unanticipated problems or latent liabilities of the target; and
•	inability to generate sufficient revenue to offset acquisition costs.

Mergers and acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential impairments in the future and that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing shareholders may be diluted, which could negatively affect the market price of our common stock.

As a result, if we fail to properly evaluate mergers, acquisitions or investments, we may not achieve the anticipated benefits of any such merger or acquisition, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute mergers, acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition and results of operations.

If we fail to implement our business strategy, our financial performance and our growth could be materially and adversely affected.

Our future financial performance and success are dependent in large part upon our ability to implement our business plan successfully. If we are unable to do so, our long-term growth and profitability may be adversely affected. Even if we are able to implement some or all of the initiatives of our business plan successfully, our operating results may not improve to the extent we anticipate, or at all. Implementation of our strategic plan could also be affected by a number of factors beyond our control, such as increased competition, legal developments, government regulation, general economic conditions or increased operating costs or expenses. In addition, to the extent we have misjudged the nature and extent of industry trends or our competition, we may have difficulty in achieving our strategic objectives. Any failure to implement our business strategy successfully may adversely affect our business, financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time.

We may not be able to manage the risks associated with our anticipated growth and potential expansion through de novo branching.

Our business strategy includes evaluating potential strategic opportunities which includes potentially growing through de novo branching. De novo branching carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to secure the services of qualified senior management to operate the de novo banking location and successfully integrate and promote our corporate culture; poor market reception for de novo banking locations established in markets where we do not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and the additional strain on management resources and internal systems and controls. Failure to adequately manage the risks associated with our anticipated growth through de novo branching could have an adverse effect on our business, financial condition and results of operations.

We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.

As a lender, we are exposed to the risk that our loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs to dispose of the collateral. We may experience significant loan losses, which could have a material adverse effect on our operating results and financial condition. Management makes various assumptions and judgments about the collectability of our loan portfolio, including the diversification by industry of our commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of our loan portfolio, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers and the evaluation of our loan portfolio through our internal loan review process and other relevant factors.

Accordingly, we maintain an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. At December 31, 2018, we had on a consolidated basis an allowance for loan losses of $23.1 million based on our overall evaluation of the risks of our loan portfolio, which represents approximately 1.18% of our total loans. The allowance for loan losses reflected an increase of $1.7 million over our allowance as of December 31, 2017.

There is no precise method of predicting loan losses, and therefore, we always face the risk that charge offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. The level of the allowance for loan losses reflects our management’s continuing evaluation of specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; industry concentrations; and other unidentified losses inherent in the Bank’s current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires the Bank to make significant estimates of current credit risks and future trends. Changes in economic conditions affecting borrowers, increases in our nonperforming loans, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of the Bank’s control, may require an increase in the allowance for loan losses.

If real estate markets or the economy in general deteriorate, the Bank may experience increased delinquencies and credit losses. The allowance for loan losses may not be sufficient to cover actual loan-related losses. Additionally, banking regulators may require the Bank to increase its allowance for loan losses in the future, which could have a negative effect on the Bank’s financial condition and results of operations. Additions to the allowance for loan losses will result in a decrease in net earnings and capital and could hinder our ability to grow our assets.

A new accounting standard will result in a significant change in how we recognize credit losses and may result in material increases to our allowance for loan losses.

The Financial Accounting Standards Board has adopted a new accounting standard referred to as Current Expected Credit Loss, or CECL. As we are an emerging growth company and intend to take advantage of the extended transition period for complying with new or revised financial accounting standards under the JOBS Act, CECL will be effective for the Company and the Bank for our first fiscal quarter after December 15, 2021. This standard will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for loan losses. This will change the current method of providing allowances for loan losses that are probable, which would likely require us to increase our allowance for loan losses, and to greatly increase the types of data we would need to collect and review to determine the appropriate level of the allowance for loan losses. In anticipation of the adoption of CECL, we have incurred, and will likely continue to incur, significant additional expense to comply with the new standard.

Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

As of December 31, 2018, we had approximately $1.3 billion of loans to commercial borrowers, which include approximately $887.4 million in loans secured by real estate to those commercial borrowers. Loans to commercial borrowers represent approximately 68.9% of total loans. Loans to commercial borrowers are often larger and involve greater risks than other types of lending. Because payments on these loans are often dependent on the successful operation or development of the property or business involved, their repayment is more sensitive than other types of loans to adverse conditions in the real estate market or the general economy. In general, these loans are collateralized by real estate and general business assets, including, among other things, accounts receivable, inventory and equipment and are typically backed by a personal guaranty of the borrower or principal. The collateral securing such may decline in value more rapidly than we anticipate, exposing us to increased credit risk.

Accordingly, a downturn in the real estate market and economy could heighten our risk related to commercial loans, particularly commercial real estate loans. Unlike residential mortgage loans, which generally are made on the basis of the borrowers’ ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrowers’ ability to make repayment from the cash flow of the commercial venture. If the cash flow from business operations is reduced, the borrowers’ ability to repay the loan may be impaired. As a result of the larger average size of each commercial loan as compared with other loans such as residential loans, as well as the collateral which is generally less readily marketable, losses incurred on a small number of commercial loans could have a material adverse impact on our financial condition and results of operations.

Because a portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

As of December 31, 2018, approximately 64.9% of our loan portfolio was comprised of loans with real estate as a primary component of collateral. Adverse developments affecting real estate values, particularly in our markets, could increase the credit risk associated with our real estate loan portfolio. Real estate values may experience periods of fluctuation, and the market value of real estate can fluctuate significantly in a short period of time. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect credit quality, financial condition and results of operation. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have a material adverse impact on our business, results of operations and growth prospects. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses, which could adversely affect our business, financial condition and results of operations.

Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned and repossessed personal property may not accurately describe the net value of the asset.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness if we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our other real estate owned, or OREO, and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have an adverse effect on our business, financial condition or results of operations.

Our commercial real estate loan portfolio exposes us to risks that may be greater than the risks related to our other mortgage loans.

Our loan portfolio includes non-owner-occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. As of December 31, 2018, our non-owner-occupied commercial real estate loans totaled $612.8 million, or 31.3%, of our total loan portfolio. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. These loans expose us to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate because there are fewer potential purchasers of the collateral. Additionally, non-owner-occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner-occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. Unexpected deterioration in the credit quality of our commercial real estate loan portfolio would require us to increase our provision for loan losses, which would reduce our profitability, and could materially adversely affect our business, financial condition and results of operations.

Our portfolio of indirect dealer lending exposes us to increased credit risks.

At December 31, 2018, $195.0 million, or 10.0% of our total loan portfolio, consisted of indirect dealer loans, originated through automobile dealers for the purchase of new or used automobiles, as well as recreational vehicles, boats, and personal watercraft. We serve customers that cover a range of creditworthiness and the required terms and rates are reflective of those risk profiles. Auto loans are inherently risky as they are often secured by assets that may be difficult to locate and can depreciate rapidly. In some cases, repossessed collateral for a defaulted auto loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency may not warrant further substantial collection efforts against the borrower. Auto loan collections depend on the borrower’s continuing financial stability, and therefore, are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. Additional risk elements associated with indirect lending include the limited personal contact with the borrower as a result of indirect lending through non-bank channels, namely automobile dealers.

The small to medium-sized businesses that we lend to may have fewer resources to weather adverse business conditions, which may impair their ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

Our business development and marketing strategies primarily result in us serving the banking and financial services needs of small- to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small- to medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loans. If general economic conditions negatively impact Texas, New Mexico or the specific markets in these states in which we operate and small to medium-sized businesses are adversely affected or our borrowers are otherwise affected by adverse business conditions, our business, financial condition and results of operations could be adversely affected.

Agricultural lending and volatility in commodity prices may adversely affect our financial condition and results of operations.

At December 31, 2018, agricultural loans were $150.7 million, or 7.7% of our total loan portfolio. Agricultural lending involves a greater degree of risk and typically involves higher principal amounts than many other types of loans. Repayment is dependent upon the successful operation of the business, which is greatly dependent on many things outside the control of either us or the borrowers. These factors include adverse weather conditions that prevent the planting of a crops or limit crop yields (such as hail, drought, fires and floods), loss of livestock due to disease or other factors, declines in market prices for agricultural products (both domestically and internationally) and the impact of government regulations (including changes in price supports, subsidies and environmental regulations). Volatility in commodity prices could adversely impact the ability of borrowers in these industries to perform under the terms of their borrowing arrangements with us, and as a result, a severe and prolonged decline in commodity prices may have a material adverse effect our financial condition and results of operations. It is also difficult to project future commodity prices as they are dependent upon many different factors beyond our control. In addition, many farms are dependent on a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm. Consequently, agricultural loans may involve a greater degree of risk than other types of loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as farm equipment (some of which is highly specialized with a limited or no market for resale), or assets such as livestock or crops. In such cases, any repossessed collateral for a defaulted agricultural operating loan my not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation or because the assessed value of the collateral exceeds the eventual realization value.

We generate noninterest income through the sale of crop insurance products, and a termination of or substantial changes to the Federal crop insurance program would adversely impact our revenues from such business

Through the Federal Crop Insurance Corporation, the federal government subsidizes insurance companies by assuming an increasingly higher portion of losses incurred by farmers as a result of weather-related and other perils as well as commodity price fluctuations. The federal government also subsidizes the premium cost to farmers for multi-peril crop yield and revenue insurance. Without this risk assumption, losses incurred by insurers would be higher, increasing the premium on such insurance, and without the premium subsidy, the number of farmers purchasing multi-peril crop insurance would decline significantly. Periodically, members of the United States Congress propose to significantly reduce the government’s involvement in the federal crop insurance program in an effort to reduce government spending. If legislation is adopted to reduce the amount of risk the government assumes, reduce the amount of insurance premium subsidies provided to farmers or otherwise change the coverage provided under multi-peril crop insurance policies, purchases of multi-peril crop insurance could experience a significant decline nationwide and in our market areas. For the year ended December 31, 2018, the Bank had approximately $6.9 million in noninterest income attributable to sales of crop insurance.

We intend to grow our energy loan portfolio, and sustained low oil prices, volatility in oil prices and downturns in the energy industry, including in Texas, could lead to increased credit losses in our energy portfolio and weaker demand for energy lending.

Although our energy loan portfolio is relatively small, the energy industry is a significant sector in our markets in Texas, and we intend to increase our energy lending. A downturn or lack of growth in the energy industry and energy-related business, including sustained low oil prices or the failure of oil prices to rise in the future, could adversely affect our business, financial condition and results of operations. Oil and gas prices declined significantly during 2018. The full impact to the U.S. economy, and to banks in general, of these decreases and the overall oil and gas price volatility is yet to be determined. As of December 31, 2018, our energy loans, which include loans to exploration and production companies, midstream companies and oilfield service companies, totaled $30.9 million, or 1.6% of gross loans held for investment, as compared to $39.6 million, or 2.2% of gross loans held for investment as of December 31, 2017. In addition to our direct exposure to energy loans, we also have indirect exposure to energy prices, as some of our non-energy customers’ businesses are directly affected by volatility with the oil and gas industry and energy prices. Prolonged or further pricing pressure on oil and gas could lead to increased credit stress in our energy portfolio, increased losses associated with our energy portfolio, increased utilization of our contractual obligations to extend credit and weaker demand for energy lending. Such a decline or general uncertainty resulting from continued volatility could have other adverse impacts, such as job losses in industries tied to energy, increased spending habits, lower borrowing needs, higher transaction deposit balances or a number of other effects that are difficult to isolate or quantify, particularly in states with significant dependence on the energy industry like Texas and New Mexico, all of which could have an adverse effect on our business, financial condition and results of operations.

Changes in U.S. trade policies and other factors beyond the Company’s control, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition and results of operations.

Following the U.S. presidential election in 2016, there has been discussion and dialogue regarding potential changes to U.S. trade policies, legislation, treaties and tariffs, including trade policies and tariffs affecting other countries, including China, the European Union, Canada and Mexico and retaliatory tariffs by such countries. Tariffs and retaliatory tariffs have been imposed, and additional tariffs and retaliation tariffs have been proposed. Such tariffs, retaliatory tariffs or other trade restrictions on products and materials that our customers import or export, including among others, cotton, could impact the prices of our customers’ products, which could reduce demand for such products, reduce our customers’ margins, and adversely impact their revenues, financial results and ability to service their debt. In addition, to the extent changes in the political environment have a negative impact on us or on the markets in which we operate our business, results of operations and financial condition could be materially and adversely impacted in the future. However, a de minimis amount of collateral securing our loans is located outside of the U.S.

It remains unclear what the U.S. administration or foreign governments will or will not do with respect to tariffs already imposed, additional tariffs that may be imposed, or international trade agreements and policies. On October 1, 2018, the United States, Canada and Mexico agreed to a new trade deal to replace the North American Free Trade Agreement, which is subject to congressional approval which is not expected until 2019 and various components of the agreement are not effective until 2020. The full impact of this agreement on us, our customers and on the economic conditions in our markets is currently unknown. A trade war or other governmental action related to tariffs or international trade agreements or policies has the potential to negatively impact our and/or our customers’ costs, demand for our customers’ products, and/or the U.S. economy or certain sectors thereof and, thus, adversely impact our business, financial condition and results of operations.

The Bank’s profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe it money.

The Bank is exposed to the risk that third parties that owe it money will not perform their obligations. These parties may default on their obligations to the Bank due to bankruptcy, lack of liquidity, operational failure or other reasons. The Bank’s rights against third parties may not be enforceable in all circumstances. In addition, deterioration in the credit quality of third parties whose securities or obligations the Bank holds could result in losses and/or adversely affect the Bank’s ability to use those securities or obligations for liquidity purposes. The Bank relies on representations of potential borrowers and/or guarantors as to the accuracy and completeness of certain financial information. The Bank’s financial condition and results of operations could be negatively impacted if the financial statements or other information that the Bank relies upon is materially misleading.

The amount of nonperforming assets may increase and can take significant time and resources to resolve.

Nonperforming assets adversely affect our net income in various ways. We generally do not record interest income on nonperforming loans, thereby adversely affecting our income and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels our regulators believe are appropriate in light of the ensuing risk profile. While we reduce problem assets through loan workouts, restructurings and otherwise, decreases in the value of the underlying collateral, or in these borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which may materially and adversely impact their ability to perform their other responsibilities. There can be no assurance that we will not experience future increases in nonperforming assets. At December 31, 2018, the Bank had a total of $9.2 million of nonperforming assets (defined as nonperforming loans, which include nonaccrual loans and loans past due 90 days or more, plus OREO), compared with $16.7 million of nonperforming loans at December 31, 2017.

At December 31, 2018, the Bank had $2.3 million in OREO, compared to $2.8 million as of December 31, 2017. If the amount of OREO increases, the Bank’s losses and the costs and expenses to maintain the real estate likewise increase. Any increase in losses and maintenance costs and expenses due to banks may have material adverse effects on the Bank’s business, financial condition and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory, which may make the disposition of OREO properties more difficult, increase maintenance costs and expenses and reduce our ultimate realization from any OREO sales.

The properties that we own and certain foreclosed real estate assets could subject us to environmental risks and associated costs.

There is a risk that hazardous substances or wastes, contaminants, pollutants or other environmentally restricted substances could be discovered on our properties or our foreclosed assets (particularly in the case of real estate loans). In this event, we might be required to remove the substances from the affected properties or to engage in abatement procedures at our cost and expense. Besides being directly liable under certain federal and state statutes for our own conduct, we may also be held liable under certain circumstances for actions of borrowers or other third parties on property that secures our loans. Potential environmental liability could include the cost of remediation and also damages for any injuries caused to third parties. We cannot assure you that the cost of removal or abatement would not substantially exceed the value of the affected properties or the loans secured by those properties, that we would have adequate remedies against the prior owners or other responsible parties or that we would be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced and, as a result, we may suffer a loss upon collection of the loan. Currently, we are not, and the Company is not, a party to any pending legal proceeding under any environmental statute, nor are we aware of any instances that may give rise to such liability.

Our accounting policies and methods are fundamental to how we report our financial condition and results of operations and we use estimates in determining the fair value of certain of our assets, which estimates may prove to be imprecise and result in significant changes in valuation which could affect our, and thus the Company’s, shareholders’ equity.

A portion of our assets are carried on the balance sheet at fair value, including investment securities. Generally, for assets that are reported at fair value, we use quoted market prices or have third parties analyze our holdings and assign a market value. We rely on the analysis provided by our service providers. However, different valuations could be derived if our service providers used different financial models or assumptions.

As it relates to our investment securities portfolio, declines in the fair value of individual available-for-sale securities below their cost that are other-than-temporary would be included in earnings as realized losses. In estimating other-than-temporary impairment losses, management of the Company considers (i) whether there is intent to sell securities prior to recovery and/or maturity; (ii) whether it is more likely than not that securities will have to be sold prior to recovery and/or maturity; and (iii) whether there is a credit loss component to the impairment. An economic downturn could result in losses, as determined under our accounting methodologies that may materially and adversely affect our business, financial condition, results of operations and future prospects.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of December 31, 2018, the fair value of our portfolio of available-for-sale investment securities was approximately $338.2 million, which included a net unrealized loss of approximately $2.8 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized or unrealized losses in future periods and declines in other comprehensive income, which could have a material adverse effect on our business, results of operations, financial condition and future prospects. The process for determining whether impairment of a security is other-than-temporary often requires complex, subjective judgments about whether there has been a significant deterioration in the financial condition of the issuer, whether management has the intent or ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value, the future financial performance and liquidity of the issuer and any collateral underlying the security, and other relevant factors.

Our largest loan relationships make up a material percentage of our total loan portfolio.

As of December 31, 2018, our 20 largest borrowing relationships ranged from approximately $15.5 million to $31.0 million (including unfunded commitments) and totaled approximately $419.8 million in total commitments (representing, in the aggregate, 18.2% of our total outstanding commitments as of December 31, 2018). Each of the loans associated with these relationships has been underwritten in accordance with our underwriting policies and limits. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this concentration of borrowers presents a risk that, if one or more of these relationships were to become delinquent or suffer default, we could be exposed to material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance could negatively affect our earnings and capital. Even if these loans are adequately collateralized, an increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.

Our largest deposit relationships currently make up a material percentage of our deposits and the withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.

At December 31, 2018, our 20 largest deposit relationships accounted for approximately 20.4% of our total deposits. Withdrawals of deposits by any one of our largest depositors or by one of our related customer groups could force us to rely more heavily on other potentially more expensive and less stable sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. Additionally, such circumstances could require us to raise deposit rates in an attempt to attract new deposits, which could adversely affect our results of operations. Under applicable regulations, if the Bank were no longer “well capitalized,” the Bank would not be able to accept brokered deposits without the approval of the FDIC.

Public funds deposits are an important source of funds for us and a reduced level of those deposits may hurt our profits.

Public funds deposits are a significant source of funds for our lending and investment activities. At December 31, 2018, $295.4 million, or 13.0% of our total deposits, consisted of public funds deposits from local government entities, primarily domiciled in the state of Texas, such as townships, school districts, hospital districts, sheriff departments and other municipalities, which are collateralized by letters of credit from the FHLB and investment securities. Given our use of these high-average balance public funds deposits as a source of funds, our inability to retain such funds could adversely affect our liquidity. Further, our public funds deposits are primarily interest-bearing transaction accounts and are therefore more sensitive to interest rate risks. If we are forced to pay higher rates on our public funds accounts to retain those funds, or if we are unable to retain such funds and we are forced to resort to other sources of funds for our lending and investment activities, such as borrowings from the FHLB, the interest expense associated with these other funding sources may be higher than the rates we are currently paying on our public funds deposits, which could adversely affect our net income.

We rely on deposits for funding, which can be adversely affected by local and general economic conditions.

As of December 31, 2018, $2.0 billion, or 86.3% of our deposits, consisted of demand, statement savings, money market, and NOW accounts. The $311.5 million remaining balance are time deposits, of which 52.4% are due to mature within one year. Based on our experience, we believe that our demand, statement savings, money market deposit accounts and commercial demand accounts are relatively stable sources of funds. Our ability to attract and maintain deposits, as well as our cost of funds, has been, and will continue to be, significantly affected by market and general economic conditions. If we increase interest rates paid to retain deposits, our earnings may be adversely affected.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due and could jeopardize our financial condition.

Liquidity is essential to the business of the Bank. Liquidity risk is the potential that the Bank will be unable to meet its obligations as they come due because of an inability to liquidate assets or obtain adequate funding. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on liquidity. The Bank’s access to funding sources in amounts adequate to finance its activities or on acceptable terms could be impaired by factors that affect our organization specifically or the financial services industry or economy in general. Factors that could detrimentally impact access to liquidity sources include a decrease in the level of the Bank’s business activity as a result of a downturn in the markets in which its loans are concentrated or adverse regulatory actions against the Bank. Market conditions or other events could also negatively affect the level or cost of funding, affecting the Bank’s ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences. Although management has implemented strategies to maintain sufficient and diverse sources of funding to accommodate planned as well as unanticipated changes in assets and liabilities under both normal and adverse conditions, any substantial, unexpected and/or prolonged change in the level or cost of liquidity could have a material adverse effect on our financial condition and results of operations.

Customers could pursue alternatives to bank deposits, causing us to lose a relatively inexpensive source of funding.

Checking and savings account balances and other forms of deposits can decrease when our deposit customers perceive alternative investments, such as the stock market, other non-depository investments or higher yielding deposits, as providing superior expected returns. Technology and other changes has made it more convenient for bank customers to transfer funds into alternative investments or other deposit accounts, including products offered by other financial institutions or non-bank service providers. Future increases in short-term interest rates could increase such transfers of deposits to higher yielding deposits or other investments either with us or with external providers. In addition, our level of deposits may be affected by lack of consumer confidence in financial institutions, which have caused fewer depositors to be willing to maintain deposits that are not fully insured by the FDIC. Depositors may withdraw certain deposits from the Bank and place them in other institutions or invest uninsured funds in investments perceived as being more secure, such as securities issued by the U.S. Treasury. These consumer preferences may force us to pay higher interest rates or reduce fees to retain certain deposits and may constrain liquidity as we seek to meet funding needs caused by reduced deposit levels.

As interest rates rise from historically low levels in recent years, our deposits may not be as stable or as interest rate insensitive as similar deposits may have been in the past, and if the recovery of the U.S. economy continues, some existing or prospective deposit customers of banks generally, including the Bank, may be inclined to pursue other investment alternatives.

Efforts and initiatives we undertake to retain and increase deposits, including deposit pricing, can increase our costs. When bank customers move money out of bank deposits in favor of alternative investments or into higher yielding deposits, we can lose a relatively inexpensive source of funds, increasing our funding cost. As our assets grow, we may face increasing pressure to seek new deposits through expanded channels from new customers at favorable pricing, further increasing our costs.

We continually encounter technological changes which could result in us having fewer resources than many of our competitors to continue to invest in technological improvements.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively or timely implement new technology-driven products and services or be successful in marketing these products and services to our customers and clients. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business, financial condition, results of operations or cash flows.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Our profitability is vulnerable to interest rate fluctuations.

Our profitability, like that of most financial institutions, is dependent to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings. When interest-bearing liabilities mature or re-price more quickly than interest-earning assets in a given period, a significant increase in market interest rates could adversely affect net interest income. Conversely, when interest-earning assets mature or re-price more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income.

In periods of increasing interest rates, loan originations may decline, and our borrowers may experience greater difficulties meeting their obligations, depending on the performance of the overall economy, which may adversely affect income from these lending activities. In such periods, originations of mortgage loans may also decrease, resulting in fewer loans that are available to be sold to investors. This could result in decreased interest income, decreased mortgage revenues and corresponding decreases in non-interest income from projected levels. In addition, during periods of reduced loan demand, results of operations may be adversely affected to the extent that we would be unable to reduce mortgage-related noninterest expenses commensurately with the decline in mortgage loan origination activity. Increases in interest rates could also adversely affect the market value of our fixed income assets.

We cannot predict fluctuations of market interest rates, which are affected by, among other factors, changes in inflation rates, levels of business activity, unemployment levels, monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve, money supply and domestic and foreign financial markets.

We may be adversely impacted by an economic downturn or a natural disaster affecting one or more of our market areas.

Because most of our business activities are conducted in Texas and New Mexico and most of our credit exposure is there, we are at risk from adverse economic, political or business developments, including a downturn in real estate values, agricultural activities, the oil and gas industry and natural hazards such as floods, ice storms and tornadoes that affect Texas and New Mexico. Although our customers’ business and financial interests may extend well beyond these market areas, adverse conditions that affect these market areas could reduce our growth rate, affect the ability of our customers to repay their loans, affect the value of collateral underlying loans, impact our ability to attract deposits, and generally affect our financial conditions and results of operations. Because of our geographic concentration, we may be less able than other regional or national financial institutions to diversify our credit risks across multiple markets.

The borrowing needs of our customers may increase, especially during a challenging economic environment, which could result in increased borrowing against our contractual obligations to extend credit.

A commitment to extend credit is a formal agreement to lend funds to a customer as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our customers under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our customers, we typically have a substantial amount of total unfunded credit commitments, which is not reflected on our balance sheet. As of December 31, 2018, we had $346.2 million in unfunded credit commitments to our customers. Actual borrowing needs of our customers may exceed our expectations, especially during a challenging economic environment when our customers’ companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from venture firms. This could adversely affect our liquidity, which could impair our ability to fund operations and meet obligations as they become due and could have a material adverse effect on our business, financial condition and results of operations.

Mortgage originations have decreased due to a slowdown in refinance activity, and this trend may continue.

Mortgage revenues, which are primarily recognized from the sale in the secondary market of mortgage loans, are a source of noninterest income for the Bank and a contributor to the Bank’s net income. Mortgage revenues for the year ended December 31, 2018 were $21.4 million. As the result of the low level of market interest rates that existed for the past several years, demand for loans to refinance existing mortgages has remained strong. However, recent increases in market interest rates have lessened this demand. If market interest rates were to further increase, there will be fewer opportunities for financial institutions to originate loans to refinance existing mortgages. If mortgage originations decrease, projected mortgage revenues and noninterest income will decrease.

Secondary mortgage market conditions could have a material impact on our ability to resell originated mortgages on the secondary market.

In addition to being affected by interest rates, the secondary mortgage markets are also subject to investor demand for residential mortgage loans and increased investor yield requirements for those loans. These conditions may fluctuate or even worsen in the future. A reduction in our ability to resell mortgages that we originate on the secondary market would reduce our noninterest income from such sales and may increase our credit risk by causing us to retain mortgage loans that we would otherwise sell. As a result, a prolonged period of secondary market illiquidity may result in a reduction in our mortgage origination volumes which, in turn, could have a material adverse effect on our financial condition and results of operation from our mortgage operations.

We may be required to repurchase mortgage loans in some circumstances, which could diminish our liquidity.

Historically, we have originated mortgage loans for sale in the secondary market. When mortgage loans are sold in the secondary market, we are required to make customary representations and warranties to the purchasers about the mortgage loans and the manner in which they were originated. The mortgage loan sale agreements require us to repurchase or substitute mortgage loans or indemnify buyers against losses, in the event we breach these representations and warranties. In addition, we may be required to repurchase mortgage loans as a result of early payment default of the borrower on a mortgage loan. With respect to loans that are originated by us through our broker or correspondents, the remedies available against the originating broker or correspondent, if any, may not be as broad as the remedies available to a purchaser of mortgage loans against us or the originating broker or correspondent, if any, may not have the financial capacity to perform remedies that otherwise may be available. Therefore, if a purchaser enforces their remedies against us, we may not be able to recover losses from the originating broker or correspondent. If repurchase and indemnity demands increase and such demands are valid claims, it could diminish our liquidity, which could have an adverse effect on our business, financial condition and results of operations.

The value of our mortgage servicing rights can be volatile.

We sell in the secondary market residential mortgage loans that we originate, which provides a meaningful portion of our non-interest income in the form of gains on the sale of mortgage loans. We also earn revenue from fees we receive for servicing mortgage loans. As a result of our mortgage servicing business, we have a growing portfolio of mortgage servicing rights. A mortgage servicing right is the right to service a mortgage loan—collect principal, interest, and escrow amounts—for a fee. We acquire mortgage servicing rights when we keep the servicing rights in connection with the sale of loans we have originated.

Changes in interest rates may impact our mortgage servicing revenues, which could negatively impact our non-interest income. When rates rise, net revenue from our mortgage servicing activities can increase due to slower prepayments. When rates fall, the value of our mortgage servicing rights usually tends to decline as a result of a higher volume of prepayments, resulting in a decline in our net revenue. It is possible that, because of economic conditions and/or a weak or deteriorating housing market, even if interest rates were to fall or remain low, mortgage originations may also fall or any increase in mortgage originations may not be enough to offset the decrease in the mortgage servicing rights value caused by the lower rates. Because the value of our mortgage servicing rights is capitalized on our balance sheet and evaluated on a quarterly basis, any significant decline in value could adversely affect our income, our capital ratios or require us to raise additional capital, which may not be available on favorable terms. We had $1.3 million of mortgage servicing rights as of December 31, 2018.

Our risk management framework may not be effective in mitigating risks or losses to us.

Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risks to which we are subject, including credit, market, liquidity, interest rate, operational, reputation, business and compliance risks. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and may not adequately mitigate risk or loss to us. If our risk management framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

We are dependent on the use of data and modeling in our management’s decision-making and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.

The use of statistical and quantitative models and other quantitative analyses is endemic to bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations. Stress testing, interest rate sensitivity analysis, and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. We currently utilize stress testing for capital, credit and liquidity purposes and anticipate that model-derived testing may become more extensively implemented by regulators in the future.

We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or result in adverse regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making. We seek to mitigate this risk by increasingly performing back-testing to analyze the accuracy of these techniques and approaches.

There are investment performance, fiduciary and asset servicing risks associated with our trust operations.

Our investment management, fiduciary and asset servicing businesses are significant to the business of the Company. Generating returns that satisfy clients in a variety of asset classes is important to maintaining existing business and attracting new business. Managing or servicing assets with reasonable prudence in accordance with the terms of governing documents and applicable laws is also important to client satisfaction. Failure to do so can generate liability, as can failure to manage the differing interests often involved in the exercise of fiduciary responsibilities or the failure to manage these risks adequately, all of which could adversely affect our business, financial condition, results of operations and/or future prospects.

Our revenues, earnings and prospects with respect to the Investment Center at City Bank could be adversely affected if the securities markets decline.

Our results of operations related to the Investment Center at City Bank are affected by certain economic factors, including the level of the securities markets. If we experience adverse market conditions such as those experienced from 2008 to 2011, lack of investor confidence could result in investors further withdrawing from the markets, decreasing their rate of investment or reducing the amount of assets under management, any of which could adversely affect our revenues, earnings and growth prospects to a greater extent. Because our investment management fees are based on the value of assets under management at the Investment Center at City Bank, a decline in the value of these assets, including by virtue of a decline in the securities markets, adversely affects our revenues and earnings. In addition, a decline in the market value of these assets could cause our clients to withdraw funds in favor of investments they perceive as offering greater opportunity or lower risk, which could also negatively impact our revenues and earnings. The combination of adverse markets reducing sales and investment management fees could compound on each other and materially affect earnings.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement or may acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. We may not achieve target timetables for the introduction and development of new lines of business and new products or services and price and profitability targets may not prove feasible. External factors, such as regulatory compliance obligations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

Our historical growth rate and performance may not be indicative of our future growth or financial results.

We may not be able to sustain our past rate of growth or grow our business at all. We have benefited from the recent low interest rate environment, which has provided us with high net interest margins which we use to grow our business. Higher rates may compress our margins and may impact our ability to grow. Consequently, our past results of operations will not necessarily be indicative of our future operations.

We may need to raise additional capital in the future, but sufficient capital may not be available when it is needed.

We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, particularly if our asset quality or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital and financial markets at that time, which are outside of our control, and our financial performance. Economic conditions or a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including depositors, other financial institution borrowings and borrowings from the discount window of the Federal Reserve. An inability to raise additional capital/liquidity on acceptable terms when needed could have a material adverse effect on our financial condition, results of operations and liquidity.

We are exposed to cybersecurity risks associated with our internet-based systems and online commerce security.

Third party or internal systems and networks may fail to operate properly or become disabled due to deliberate attacks or unintentional events. Our operations are vulnerable to disruptions from human error, natural disasters, power loss, computer viruses, spam attacks, denial of service attacks, unauthorized access and other unforeseen events. Undiscovered data corruption could render our customer information inaccurate. These events may obstruct our ability to provide services and process transactions. While we believe we are in compliance with all applicable privacy and data security laws, an incident could put our customer confidential information at risk.

Although we have not experienced a cyber-incident which has been successful in compromising our data or systems, we can never be certain that all of our systems are entirely free from vulnerability to breaches of security or other technological difficulties or failures. We monitor and modify, as necessary, our protective measures in response to the perpetual evolution of cyber threats.

A breach in the security of any of our information systems, or other cyber incident, could have an adverse impact on, among other things, our revenue, ability to attract and maintain customers and business reputation. In addition, as a result of any breach, we could incur higher costs to conduct our business, to increase protection or related to remediation. Furthermore, our customers could terminate their accounts with us because of a cyber-incident which occurred on their own system or with that of an unrelated third party, which is outside of our control. In addition, a security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and possible financial liability.

We depend on third party providers, and these providers may be unable to deliver, or refuse to deliver, necessary technological and customer services support for our systems in a timely manner at prices, quality levels, and volumes acceptable to us.

We outsource check processing, check imaging, electronic bill payment, statement rendering, internal audit, cybersecurity, IT management, and other services to third party vendors. While we believe that such providers will be able to continue to supply us with these essential services, they may be unable to do so in the short term or at prices or costs that are favorable to us, or at all. In addition, our agreements with each service provider are generally cancelable without cause by either party upon specified notice periods. If one of our third party service providers terminates its agreement with us and we are unable to replace it with another service provider, our operations may be interrupted. In particular, while we believe that we would be able to secure alternate providers for most of this essential technological and customer services support in a relatively short time frame, qualifying alternate providers or developing our own replacement technology services may be time consuming, costly, and may force us to change our services offered. If an interruption were to continue for a significant period of time, our earnings could decrease, we could experience losses, and we could lose customers. In addition, we are obligated to exercise comprehensive risk management and oversight of third party providers involving critical activities, including through the adoption of risk management processes commensurate with the level of risk and complexity of our third party providers.

We are subject to certain operating risks related to employee error and customer, employee and third party misconduct, which could harm our reputation and business.

Employee error or employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee error or misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon processing systems to record and process transactions and our large transaction volume may further increase the risk that employee errors, tampering or manipulation of those systems will result in losses that are difficult to detect. Employee error or misconduct could also subject us to financial claims. If our internal control systems fail to prevent or detect an occurrence, or if any resulting loss is not insured, exceeds applicable insurance limits or if insurance coverage is denied or not available, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. While we have a practice of seeking to independently verify some of the customer information that we use in deciding whether to extend credit or to agree to a loan modification, including employment, assets, income and credit score, not all customer information is independently verified, and if any of the information that is independently verified (or any other information considered in the loan review process) is misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the applicant, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. We may not detect all misrepresented information in our approval process. Any such misrepresented information could adversely affect our business, financial condition and results of operations.

Fraudulent activity could damage our reputation, disrupt our businesses, increase our costs and cause losses.

As a financial institution, we are inherently exposed to operational risk in the form of theft and other fraudulent activity by employees, customers and other third parties targeting us and our customers or data. Such activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Although the Company devotes substantial resources to maintaining effective policies and internal controls to identify and prevent such incidents, given the increasing sophistication of possible perpetrators, the Company may experience financial losses or reputational harm as a result of fraud.

We rely heavily on our management team and the unexpected loss of key officers may adversely affect our operations.

Our success has been and will continue to be greatly influenced by our ability to retain the services of existing senior management and, as we expand, to attract and retain qualified additional senior and middle management. Our senior executive officers have had, and will continue to have, a significant role in the development and management of our business. The loss of services of any of our executive officers could have an adverse effect on our business and financial results. Accordingly, should we lose the services of any of the executive officers, our Board of Directors may have to search outside of the Bank for a qualified permanent replacement. This search may be prolonged and we cannot assure you that we will be able to locate and hire a qualified replacement. If any of our executive officers leave their respective positions, our business, financial condition, results of operations and future prospects may suffer.

We also depend upon the experience of the other officers of the Bank, the managers of our banking facilities and on their relationships with the communities they serve. We may not be able to retain our current personnel or attract additional qualified key persons as needed.

We may not be able to attract or retain key banking employees which could adversely impact our business and operations.

We expect future success to be driven in large part by the relationships maintained with our customers by our executives and senior lending officers. Our future successes and profitability are substantially dependent upon the management and banking abilities of our senior executives. We strive to attract and retain key banking professionals, management and staff. Competition to attract the best professionals in the industry can be intense, which will limit our ability to hire new professionals. Banking-related revenues and net income could be adversely affected in the event of the unexpected loss of key personnel.

Competition from other financial intermediaries may adversely affect our profitability.

We face substantial competition in originating loans and in attracting deposits. The competition in originating loans comes principally from other U.S. banks, mortgage banking companies, consumer finance companies, credit unions, insurance companies and other institutional lenders and purchasers of loans. We will encounter greater competition as we expand our operations. A number of institutions with which we compete have significantly greater assets, capital and other resources. Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could adversely affect our profitability. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to intensify due to financial institution consolidation; legislative, regulatory and technological changes; and the emergence of alternative banking sources. This competition may limit our future growth and earnings prospects.

We may incur substantial costs and other negative effects due to litigation, investigations or similar matters, or adverse facts and developments related thereto, which could materially affect our business, operating results and financial condition.

We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. See “Business—Litigation” for further discussion of current litigation between the Bank and a townhome association and an owner of a townhome. It is inherently difficult to assess the outcome of these matters, and we may not prevail in proceedings or litigation. Our insurance may not cover all claims that may be asserted against us and indemnification rights to which we are entitled may not be honored, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations. In addition, premiums for insurance covering the financial and banking sectors are rising. We may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms or at historic rates, if at all.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of financial statements and related disclosures in conformity with the accounting principles generally accepted in the United States, or GAAP, requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our need to revise or restate prior period financial statements, cause damage to our reputation and the price of our common stock and adversely affect our business, financial condition and results of operations.

If we fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and timely, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we will be required to certify our compliance with Section 404(a) of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, unless we remain an emerging growth company and elect additional transitional relief available to emerging growth companies, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting beginning as of that second annual report on Form 10-K.

We will continue to periodically test and update, as necessary, our internal control systems, including our financial reporting controls. Our actions, however, may not be sufficient to result in an effective internal control environment, and any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets, cause the price of our common stock to decline and subject us to regulatory penalties.

Negative public opinion could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract customers and employees and can expose us to litigation and regulatory action and adversely affect our results of operations. Although we take steps to minimize reputational risk in dealing with our customers and communities, this risk will always be present given the nature of our business.

If third parties infringe upon our intellectual property or if we were to infringe upon the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.

We rely on a combination of copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our proprietary rights. If we fail to successfully maintain, protect and enforce our intellectual property rights, our competitive position could suffer. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain product or service offerings or other competitive harm. We may also be required to spend significant resources to monitor and police our intellectual property rights. Others, including our competitors, may independently develop similar technology, duplicate our products or services or design around our intellectual property, and in such cases we may not be able to assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential or proprietary information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which could be time-consuming and expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to obtain rights with respect to third party intellectual property could harm our business and ability to compete. In addition, because of the rapid pace of technological change in our industry, aspects of our business and our products and services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. In addition, we participate in loans originated by other institutions, and we participate in syndicated transactions (including shared national credits) in which other lenders serve as the lead bank. As a result, defaults by, declines in the financial condition of, or even rumors or questions about, one or more financial institutions, financial service companies or the financial services industry generally, may lead to market-wide liquidity, asset quality or other problems and could lead to losses or defaults by us or by other institutions. These problems, losses or defaults could have an adverse effect on our business, financial condition and results of operations.

Until May 31, 2018, our Company was an S Corporation, and claims of taxing authorities related to our prior status as an S Corporation could harm us.

Until May 31, 2018, our Company was an S Corporation. Effective May 31, 2018, the Company revoked its S Corporation election and the Company became taxed as a C Corporation under the provisions of Sections 301 to 385 of the Code (which treat the corporation as an entity that is subject to an entity level U.S. federal income tax). If the unaudited, open tax years in which we were an S Corporation are audited by the Internal Revenue Service, or IRS, and we are determined not to have qualified for, or to have violated, our S Corporation status, we likely would be obligated to pay corporate level tax, plus interest and possible penalties, with respect to those open tax years. This could result in tax liability with respect to all of the income we reported for periods when we believed we properly were treated as an S Corporation not subject to entity level taxation. Any such claims could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition.

Risks Related to Our Regulatory Environment

We are subject to extensive regulation, which increases the cost and expense of compliance and could limit or restrict our activities, which in turn may adversely impact our earnings and ability to grow.

We operate in a highly regulated environment and are subject to regulation, supervision and examination by a number of governmental regulatory agencies, including the Federal Reserve, the Texas Department of Banking, or TDB, and the FDIC. Regulations adopted by these agencies, which are generally intended to provide protection for depositors, customers and the Deposit Insurance Fund of the FDIC, or the DIF, rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels, dividend payments and other aspects of our operations.

In 2010 and 2011, in response to the financial crisis and recession that began in 2008, significant regulatory and legislative changes resulted in broad reform and increased regulation affecting financial institutions. The Dodd-Frank and Wall Street Consumer Protection Act, or Dodd-Frank Act, has created a significant shift in the way financial institutions operate. The Dodd-Frank Act also created the Consumer Financial Protection Bureau, or CFPB, to implement consumer protection and fair lending laws, a function that was formerly performed by the depository institution regulators. The Dodd-Frank Act contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as that which occurred in 2008 and 2009. The Dodd-Frank Act has had and may continue to have a material impact on our operations, particularly through increased regulatory burden and compliance costs. On May 24, 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act, or the EGRRCPA, became law. Among other things, the EGRRCPA changes certain of the regulatory requirements of the Dodd-Frank Act and includes provisions intended to relieve the regulatory burden on community banks. We cannot currently predict the impact of this legislation on us. Any future legislative changes could have a material impact on our profitability, the value of assets held for investment or the value of collateral for loans. Future legislative changes could also require changes to business practices and potentially expose us to additional costs, liabilities, enforcement action and reputational risk.

These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. Following examinations, we may be required, among other things, to change our asset valuations or the amounts of required loan loss allowances or to restrict our operations, as well as increase our capital levels, which could adversely affect our results of operations. The laws and regulations applicable to the banking industry could change at any time and we cannot predict the effects of these changes on our business, profitability or growth strategy. Increased regulation could increase our cost of compliance and adversely affect profitability. Moreover, certain of these regulations contain significant punitive sanctions for violations, including monetary penalties and limitations on a bank’s ability to implement components of its business plan, such as expansion through mergers and acquisitions or the opening of new branch offices. In addition, changes in regulatory requirements may add costs associated with compliance efforts. Furthermore, government policy and regulation, particularly as implemented through the Federal Reserve, significantly affect credit conditions. Negative developments in the financial industry and the impact of new legislation and regulation in response to those developments could negatively impact our business operations and adversely impact our financial performance.

We are subject to commercial real estate lending guidance issued by the federal banking regulators that impacts our operations and capital requirements.

The federal bank regulators have issued final guidance regarding concentrations in commercial real estate lending directed at institutions that have concentrations of acquisition, development, and construction, or ADC, loans and non-owner occupied commercial real estate loans within their lending portfolios. In general, the guidance establishes the following supervisory criteria as preliminary indications of possible concentration risk: (1) the institution’s total ADC loans represent 100% or more of total capital; or (2) total non-owner occupied commercial real estate loans represent 300% or more of total capital, and such loans have increased by 50% or more during the prior 36-month period. This guidance suggests that institutions whose commercial real estate loans exceed these guidelines should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. Our ADC loans comprise 75.3% of the Bank’s capital, and our non-owner occupied commercial real estate loans comprise 208.0% of the Bank’s capital. Over the prior 36 months, our non-owner occupied commercial real estate loans have increased 15.5%. Although we are below the concentrations set forth in the guidance, we cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management has implemented controls to monitor the Bank’s commercial real estate lending concentrations, but we cannot predict the extent to which this guidance will impact our operations or capital requirements.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations. Proposed legislative and regulatory actions, including changes to financial regulation, may not occur on the timeframe that is expected, or at all, which could result in additional uncertainty for our business.

We are subject to extensive regulation by multiple regulatory bodies. These regulations may affect the manner and terms of delivery of our services. If we do not comply with governmental regulations, we may be subject to fines, penalties, lawsuits or material restrictions on our businesses which may adversely affect our business operations. Changes in these regulations can significantly affect the services that we provide as well as our costs of compliance with such regulations. In addition, adverse publicity and damage to our reputation arising from the failure or perceived failure to comply with legal, regulatory or contractual requirements could affect our ability to attract and retain customers.

Current and past economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. For example, the Dodd-Frank Act significantly changed the regulation of financial institutions and the financial services industry. In addition, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. President Donald Trump issued an executive order directing the review of existing financial regulations. The Trump administration has also indicated in public statements that the Dodd-Frank Act will be under scrutiny and that some of its provisions and the rules promulgated thereunder may be revised, repealed or amended. In May 2018, Congress passed the EGRRCPA that provides for certain regulatory relief for community banks, including mortgage lending relief, treatment of reciprocal deposits and capital simplification.

Certain aspects of current or proposed regulatory or legislative changes, including laws applicable to the financial industry and federal and state taxation, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply, and could have a material adverse effect on our business, financial condition and results of operations. In addition, any proposed legislative or regulatory changes, including those that could benefit our business, financial condition and results of operations, may not occur on the timeframe that is proposed, or at all, which could result in additional uncertainty for our business.

Many of our new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict our growth.

As part of our growth strategy, we may expand our business by pursuing strategic acquisitions of financial institutions and other complementary businesses. Generally, we must receive federal regulatory approval before we can acquire an FDIC-insured depository institution or related business. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the Community Reinvestment Act, or the CRA) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. We may also be required to sell banking locations as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

In addition to the acquisition of existing financial institutions, as opportunities arise, we may continue de novo branching as a part of our expansion strategy. De novo branching and acquisitions carry with them numerous risks, including the inability to obtain all required regulatory approvals. The failure to obtain these regulatory approvals for potential future strategic acquisitions and de novo banking locations could impact our business plans and restrict our growth.

The Federal Reserve may require the Company to commit capital resources to support the Bank.

As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve’s policy on serving as a source of financial strength. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the Bank holding company with engaging in unsafe and unsound practices for failing to commit resources to such a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank.

Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing by the Company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the Company’s financial condition, results of operations and/or future prospects.

As a regulated entity, we and the Bank must maintain certain required levels of regulatory capital that may limit our and the Bank’s operations and potential growth.

We and the Bank are subject to various regulatory capital requirements administered by the FDIC and the Federal Reserve, respectively. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements and the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet commitments as calculated under these regulations.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and defined ratios of total and tier 1 capital to risk-weighted assets and of tier 1 capital to adjusted total assets, also known as the leverage ratio. As of December 31, 2018, we exceeded the amounts required to be well-capitalized with respect to all three required capital ratios. As of December 31, 2018, the Bank’s common equity tier 1, tier 1 leverage, tier 1 risk-based capital and total risk-based capital ratios were 12.50%, 10.05%, 12.50% and 13.58%, respectively.

Many factors affect the calculation of our risk-based assets and our ability to maintain the level of capital required to achieve acceptable capital ratios. For example, changes in risk weightings of assets relative to capital and other factors may combine to increase the amount of risk-weighted assets in the tier 1 risk-based capital ratio and the total risk-based capital ratio. Any increases in our risk-weighted assets will require a corresponding increase in our capital to maintain the applicable ratios. In addition, recognized loan losses in excess of amounts reserved for such losses, loan impairments, impairment losses on securities and other factors will decrease our capital, thereby reducing the level of the applicable ratios.

The federal banking regulators released a proposed rulemaking on November 21, 2018 that could, if enacted, provide certain banks and their holding companies with the option to substitute compliance with a community bank leverage ratio framework in lieu of the existing capital requirements. The Company will continue to monitor this rulemaking. If and when the rulemaking goes into effect, the Company and the Bank will consider whether it would be possible and advantageous at that time to substitute compliance with a community bank leverage ratio framework in lieu of the existing capital requirements. In any case, the prompt corrective action framework would still apply to the Bank. See “Supervision and Regulation—Regulatory Capital Requirements.”

Our failure to remain well-capitalized for bank regulatory purposes, either under the existing capital requirements or under the proposed community bank leverage ratio framework, if applicable, could affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends to the Company and the Company’s ability to pay dividends on its common stock, the Company’s ability to make acquisitions and on our and the Company’s business, results of operations and financial condition. Under regulatory rules, if we cease to be a well-capitalized institution for bank regulatory purposes, the interest rates that we pay on deposits and our ability to accept brokered deposits may be restricted.

Bank regulatory agencies periodically examine our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we become subject as a result of such examinations could materially and adversely affect us.

Our regulators periodically examine our business, including our compliance with laws and regulations. Accommodating such examinations may require management to reallocate resources, which could otherwise be used in the day-to-day operation of other aspects of our business. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of our operations had become unsatisfactory, or that we were, or our management was, in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties against us, our officers or directors, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank’s FDIC deposit insurance and place the Bank into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.

If we fail to maintain sufficient capital under regulatory requirements, whether due to losses, an inability to raise additional capital or otherwise, that failure could adversely affect our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance.

We must meet regulatory capital requirements and maintain sufficient liquidity. The Company’s ability to raise additional capital, when and if needed to support the Bank, will depend on conditions in the capital markets, economic conditions and a number of other factors, including investor preferences regarding the banking industry and market condition and governmental activities, many of which are outside the Company’s control, and on the Company’s financial condition and performance. Accordingly, the Company may not be able to raise additional capital if needed or on terms acceptable to the Company. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations could be materially and adversely affected.

Monetary policy and other economic factors could affect our profitability adversely.

The following factors will affect the demand for loans and our ability to attract deposits:

•	changes in governmental economic and monetary policies;
•	the Code, and banking and credit regulations;
•	national, state and local economic growth rates;
•	employment rates; and
•	population trends.

Our success depends in significant part upon our ability to maintain a sufficient net interest margin between the rates of interest we receive on loans and other investments and the rates we pay out on deposits and other liabilities. The monetary and economic factors listed above, and the need to pay rates sufficient to attract deposits, may adversely affect our ability to maintain an interest margin sufficient to result in operating profits.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious reputational consequences for us.

The Bank Secrecy Act, or BSA, the USA PATRIOT Act and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury to administer the BSA, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal bank regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the OFAC. Federal and state bank regulators also have begun to focus on compliance with BSA and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, which could negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share non-public personal information about our customers with non-affiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with non-affiliated third parties (with certain exceptions) and (iii) requires we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level by the Federal Trade Commission, as well as at the state level.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

We face increased risk under the terms of the CRA, as we accept additional deposits in new geographic markets.

Under the terms of the CRA, each appropriate federal bank regulatory agency is required, in connection with its examination of a bank, to assess such bank’s record in assessing and meeting the credit needs of the communities served by that bank, including low- and moderate-income neighborhoods. During these examinations, the regulatory agency rates such bank’s compliance with the CRA as “Outstanding,” “Satisfactory,” “Needs to Improve” or “Substantial Noncompliance.” The regulatory agency’s assessment of the institution’s record is part of the regulatory agency’s consideration of applications to acquire, merge or consolidate with another banking institution or its holding company, or to open or relocate a branch office.

As we accept additional deposits in new geographic markets, we will be required to maintain an acceptable CRA rating. Maintaining an acceptable CRA rating may become more difficult as our deposits increase across new geographic markets.

We are subject to certain restrictions related to interstate banking and branching, including restrictions on interstate deposits.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or Interstate Act, together with the Dodd-Frank Act, relaxed prior interstate branching restrictions under federal law by permitting, subject to regulatory approval, commercial banks to establish branches in states where the laws permit banks chartered in such states to establish branches. As discussed in this prospectus, the Bank operates branches in Texas and New Mexico. Federal banking agency regulations prohibit banks from using their interstate branches primarily for deposit production, and the federal banking agencies have implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition, the purpose of which is to ensure that interstate branches do not take deposits from a community without the bank reasonably helping to meet the credit needs of that community.

The prohibition on establishing interstate branches for the purpose of deposit production, and the corresponding regulatory loan-to-deposit restrictions, could limit our ability to establish branches outside of Texas. We believe that the Bank’s operations are in compliance with the Interstate Act. In addition, we believe that the Bank is reasonably helping to meet the credit needs of the communities served by the Bank’s New Mexico branches. If, however, the FDIC were to determine that the Bank is not reasonably helping to meet the credit needs of the communities served by the Bank’s New Mexico branches, then the FDIC could require the Bank’s New Mexico branches to be closed or not permit the Bank to open new branches in New Mexico.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act, or ECOA, and the Fair Housing Act, or FHA, impose nondiscriminatory lending requirements on financial institutions. The Department of Justice, CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation.

A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the CRA and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

We may be subject to liability for potential violations of predatory lending laws, which could adversely impact our results of operations, financial condition and business.

Various U.S. federal, state and local laws have been enacted that are designed to discourage predatory lending practices. The U.S. Home Ownership and Equity Protection Act of 1994, or HOEPA, prohibits inclusion of certain provisions in mortgages that have interest rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain mortgages, including loans that are not classified as “high-cost” loans under applicable law, must satisfy a net tangible benefit test with respect to the related borrower. Such tests may be highly subjective and open to interpretation. As a result, a court may determine that a home mortgage, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied. If any of our mortgages are found to have been originated in violation of predatory or abusive lending laws, we could incur losses, which could adversely impact our results of operations, financial condition and business.

Regulatory agencies and consumer advocacy groups have asserted claims that the practices of lenders and loan servicers result in a disparate impact on protected classes.

Antidiscrimination statutes, such as FHA and ECOA, prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. Various federal regulatory agencies and departments, including the DOJ and the CFPB, have taken the position that these laws apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions protected classes (i.e., creditor or servicing practices that have a disproportionate negative affect on a protected class of individuals).

These regulatory agencies, as well as consumer advocacy groups and plaintiffs’ attorneys, have focused greater attention on “disparate impact” claims. The U.S. Supreme Court has confirmed that the “disparate impact” theory applies to cases brought under FHA, while emphasizing that a causal relationship must be shown between a specific policy of the defendant and a discriminatory result that is not justified by a legitimate objective of the defendant. Although it is still unclear whether the theory applies under ECOA, regulatory agencies and private plaintiffs may continue to apply it to both FHA and ECOA in the context of mortgage lending and servicing. To the extent that the “disparate impact” theory continues to apply, we are faced with significant administrative burdens in attempting to comply and potential liability for failures to comply.

In addition to reputational harm, violations of FHA and ECOA can result in actual damages, punitive damages, injunctive or equitable relief, attorneys’ fees and civil money penalties.

Risks Related to this Offering and an Investment in Our Common Stock

There has been no prior active trading market for our common stock, and we cannot assure you that an active public trading market will develop after the offering; and, even if it does, our share price may trade below the public offering price and be subject to substantial volatility.

There has been no public market for our common stock prior to this offering. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the NASDAQ Global Select Market or otherwise, or how liquid that market may become, especially if few stock analysts follow our stock or issue research reports concerning our business. In addition, more than 40% of our outstanding shares will be restricted from trading for a period of 180 days after the date of this prospectus, resulting in a limited number of our shares available to be traded in the public market. If an active trading market does not develop, you may have difficulty selling any shares that you buy in this offering. Neither the underwriters nor any other market maker in our common stock will be obligated to make a market in our shares, and any such market making may be discontinued at any time in the sole discretion of each market maker. The initial public offering price for our common stock has been determined through negotiations between us, the selling shareholder and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your shares of common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

The price of our common stock could be volatile following this offering.

Even if a market develops for our common stock after the offering, the market price of our common stock may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:

•	actual or anticipated variations in our quarterly or annual results of operations;
•	recommendations by securities analysts;
•	operating and stock price performance of other companies that investors deem comparable to us;
•	news reports relating to trends, concerns and other issues in the financial services industry generally;
•	conditions in the banking industry such as credit quality and monetary policies;
•	perceptions in the marketplace regarding us or our competitors;
•	fluctuations in the stock price and operating results of our competitors;
•	domestic and international economic factors unrelated to our performance;
•	general market conditions and, in particular, developments related to market conditions for the financial services industry;
•	new technology used, or services offered, by competitors; and
•	changes in government regulations.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and be a distraction to management.

We will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.

We are not required to apply any portion of the net proceeds of this offering for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. A portion of the proceeds may be used to provide additional capital as a cushion against minimum regulatory capital requirements, which may reduce our return on equity as opposed to if such proceeds were used for further growth. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or profitability. We cannot predict whether the proceeds from this offering will be invested to yield a favorable return.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we no longer qualify as an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the Securities and Exchange Commission, or the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public

Company Accounting Oversight Board and the NASDAQ Global Select Market, each of which imposes additional reporting and other obligations on public companies. As a public company, compliance with these reporting requirements and other SEC and the NASDAQ Global Select Market rules will make certain operating activities more time-consuming, and we will also incur significant new legal, accounting, insurance and other expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our operating strategy, which could prevent us from successfully implementing our strategic initiatives and improving our results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses and such increases will reduce our profitability.

Securities analysts may not initiate or continue coverage on us.

The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover us. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.

You will experience immediate dilution in the book value of the shares you purchase in this offering.

Investors purchasing common stock in this offering will pay more for their shares than the amount paid by existing shareholders who acquired shares prior to this offering. You will incur immediate dilution of approximately $2.86 per share if you purchase common stock in this offering, representing the difference between the initial public offering price of $17.50 per share and our adjusted tangible book value per share after giving effect to this offering.

Shares of certain shareholders may be sold into the public market in the near future. This could cause the market price of our common stock to drop significantly.

In connection with this offering, we, our directors, our executive officers and certain of our principal shareholders have each entered into lock-up agreements that restrict the sale of their holdings of our common stock for a period of 180 days after the date of this prospectus, subject to an extension in certain circumstances. When these lock-up agreements expire, these shares and the shares underlying any options held by these individuals will become eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, we estimate that immediately following this offering, approximately 27.8% of our outstanding common stock (or 27.0% if the underwriters exercise in full their option to purchase additional shares) will be beneficially owned by our principal shareholders, executive officers and directors. The substantial amount of common stock that is owned by and issuable to certain of our principal shareholders, executive officers and directors may adversely affect our share price, our share price volatility and the development of an active and liquid trading market. The sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

Future equity issuances could result in dilution, which could cause the price of our shares of common stock to decline.

We are generally not restricted from issuing additional shares of common stock, up to the 30,000,000 shares of voting common stock and 1,000,000 shares of preferred stock authorized in our certificate of formation. In addition, effective March 20, 2019, in connection with this offering, our board of directors approved for Cory T. Newsom, our President, a stock-settled restricted stock unit award having a fair market value of $1,000,000 on the date of grant and incentive stock options covering 10,342 shares of common stock. Both equity awards vest over a 4-year period. See “Executive Compensation—Employment Agreement with Cory T. Newsom” for a further discussion of these awards. We may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock, or securities convertible into shares of our common stock, for any reason, the issuance could have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock.

Although there are currently no shares of our preferred stock outstanding, our certificate of formation authorizes us to issue up to 1,000,000 shares of one or more series of preferred stock. The board of directors has the power to set the terms of any series of preferred stock that may be issued, including voting rights, conversion rights, preferences over our voting common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected.

Our board of directors, executive officers and principal shareholders have significant control over our business.

As of April 12, 2019, our directors, executive officers and principal shareholders beneficially owned an aggregate of 5,632,896 shares of our common stock, or approximately 37.2% of our issued and outstanding shares of common stock. Following the completion of this offering, that same group will beneficially own in the aggregate approximately 27.8% of our outstanding common stock (or 27.0% if the underwriters exercise in full their option to purchase additional shares), excluding any shares that may be purchased in this offering by our directors and executive officers through the directed share program described in “Underwriting—Directed Share Program.” Consequently, our directors, executive officers and principal shareholders will be able to significantly affect our affairs and policies, including the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our Company. The interests of these insiders could conflict with the interests of our other shareholders, including you.

In addition, pursuant to a separate Board Representation Agreement, dated March 7, 2019, between the Company and James C. Henry, for so long as Mr. Henry or his spouse, or a lineal descendant of the Henrys, or an entity formed for their benefit, holds in aggregate 5.0% or more of our outstanding shares of common stock, the Company must nominate their representative to serve on the board of directors of each of the Company and the Bank, subject to any required regulatory and shareholder approvals. We do not expect the governance rights under the Board Representation Agreement to terminate in connection with this offering. See “Certain Relationships and Related Party Transactions—Board Representation Agreement” for additional information.

We have limited the circumstances in which our directors will be liable for monetary damages.

We have included in our certificate of formation a provision to eliminate the liability of directors for monetary damages to the maximum extent permitted by Texas law. The effect of this provision will be to reduce the situations in which we or our shareholders will be able to seek monetary damages from our directors.

Our certificate of formation also has a provision providing for indemnification of our directors and executive officers and advancement of expenses to the fullest extent permitted or required by Texas law, including circumstances in which indemnification is otherwise discretionary. We have also entered into agreements with our officers and directors in which we similarly agree to provide indemnification that is otherwise discretionary. Such indemnification may be available for liabilities arising in connection with this offering.

Our bylaws have an exclusive forum provision, which could limit a shareholder’s ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our bylaws have an exclusive forum provision providing that, unless we consent in writing to an alternative forum, the United States District Court for the Northern District of Texas, Lubbock Division, or in the event that such court lacks jurisdiction to hear the action, the District Courts of the County of Lubbock, Texas, are the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Texas Business Organizations Code, or TBOC, the certificate of formation or the bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our bylaws do not expressly provide that the United States District Court for the Northern District of Texas, Lubbock Division, or in the event that such court lacks jurisdiction to hear the action, the District Courts of the County of Lubbock, Texas, are the sole and exclusive forum for claims that arise under the Securities Act, the Exchange Act, or other federal securities laws. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such provision in this context. Shareholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have notice of and to have consented to this provision of our bylaws. The exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our dividend policy may change without notice, and our future ability to pay dividends is subject to restrictions.

Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for such payments. Any declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely affect the amount of dividends, if any, paid to our common shareholders.

The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, current and prospective earnings and level, composition and quality of capital. The guidance provides that we inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on any debt obligations.

If required payments on our debt obligations are not made, or dividends on any preferred stock we may issue are not paid, we will be prohibited from paying dividends on our common stock.

We are a bank holding company and our only source of cash, other than further issuances of securities, is distributions from the Bank.

We are a bank holding company with no material activities other than activities incidental to holding the common stock of the Bank. Our principal source of funds to pay distributions on our common stock and service any of our obligations, other than further issuances of securities, would be dividends received from the Bank. Furthermore, the Bank is not obligated to pay dividends to us, and any dividends paid to us would depend on the earnings or financial condition of the Bank and various business considerations. As is the case with all financial institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates and in economic conditions in general. In addition, various federal and state statutes limit the amount of dividends that the Bank may pay to the Company without regulatory approval.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding non-binding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act also permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to, and expect to continue to, take advantage of certain of these and other exemptions until we are no longer an emerging growth company. Further, the JOBS Act allows us to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations and provide less than five years of selected financial data in this prospectus.

We may take advantage of these provisions for up to five years, unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period or if we become a “large accelerated filer,” in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and, therefore, will not be insured against loss or guaranteed by the FDIC, any deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described herein, and is subject to similar market forces that may affect the price of common stock in any other company. As a result, if you acquire our common stock, you could lose some or all of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “strive,” “projection,” “goal,” “target,” “outlook,” “aim,” “would,” “annualized” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	our ability to effectively execute our expansion strategy and manage our growth, including identifying and consummating suitable acquisitions;
•	business and economic conditions, particularly those affecting our market areas, as well as the concentration of our business in such market areas;
•	high concentrations of loans secured by real estate located in our market areas;
•	risks associated with our commercial loan portfolio, including the risk for deterioration in value of the general business assets that secure such loans;
•	potential changes in the prices, values and sales volumes of commercial and residential real estate securing our real estate loans;
•	risks associated with our agricultural loan portfolio, including the heightened sensitivity to weather conditions, commodity prices, and other factors generally outside the borrowers and our control;
•	risks associated with the sale of crop insurance products, including termination of or substantial changes to the Federal crop insurance program;
•	risks related to the significant amount of credit that we have extended to a limited number of borrowers and in a limited geographic area;
•	public funds deposits comprising a relatively high percentage of our deposits;
•	our ability to maintain our reputation;
•	our ability to successfully manage our credit risk and the sufficiency of our allowance;
•	our ability to attract, hire and retain qualified management personnel;
•	our dependence on our management team, including our ability to retain executive officers and key employees and their customer and community relationships;
•	interest rate fluctuations, which could have an adverse effect on our profitability;
•	competition from banks, credit unions and other financial services providers;
•	our ability to keep pace with technological change or difficulties when implementing new technologies;
•	system failures, service denials, cyber-attacks and security breaches;
•	our ability to maintain effective internal control over financial reporting;
•	employee error, fraudulent activity by employees or customers and inaccurate or incomplete information about our customers and counterparties;

•	increased capital requirements imposed by banking regulators, which may require us to raise capital at a time when capital is not available on favorable terms or at all;
•	our ability to maintain adequate liquidity and to raise necessary capital to fund our acquisition strategy and operations or to meet increased minimum regulatory capital levels;
•	costs and effects of litigation, investigations or similar matters to which we may be subject, including any effect on our reputation;
•	severe weather, acts of god, acts of war or terrorism;
•	compliance with governmental and regulatory requirements, including the Dodd-Frank Act and others relating to banking, consumer protection, securities and tax matters;
•	changes in the laws, rules, regulations, interpretations or policies relating to financial institutions, accounting, tax, trade, monetary and fiscal matters, including the policies of the Federal Reserve and as a result of initiatives of the Trump administration; and
•	other factors that are discussed in the section entitled “Risk Factors,” beginning on page 14.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. Because of these risks and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by the forward-looking statements in this prospectus. In addition, our past results of operations are not necessarily indicative of our future results. Accordingly, you should not rely on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which such forward-looking statements were made. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $43.1 million. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholder.

We intend to use the net proceeds to us from this offering, which we estimate to be approximately $43.1 million (after deducting underwriting discounts and the estimated offering expenses) to support future growth of our business, including through strategic acquisitions and organic growth, and for general corporate purposes.

Our management will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of the proceeds will depend upon market conditions and other factors.

CAPITALIZATION

The following table shows the Company’s capitalization, including regulatory capital ratios, on a consolidated basis, as of December 31, 2018 on:

•	an actual basis; and
•	a pro forma basis, assuming that the ESOP Repurchase Right Termination occurred as of December 31, 2018; and
•	a pro forma as adjusted basis giving effect to the ESOP Repurchase Right Termination and the sale of shares of common stock by us in this offering and the receipt of the net proceeds from the sale of these shares, at $17.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The “as adjusted” information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial and Operating Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted for Offering
	(Dollars in thousands, except per share data)
Borrowings:
Subordinated debt securities	$34,002	$34,002	$34,002
Trust preferred securities(1)	45,000	45,000	45,000

Commitments and contingent liabilities:
ESOP-owned shares	58,195	—	—

Shareholders’ equity:
Preferred stock, par value $1.00 per share, 1,000,000 shares authorized; none issued or outstanding	—	—	—
Common stock, voting, par value $1.00 per share, 30,000,000 shares authorized; 14,771,520 shares outstanding; 17,471,520 shares outstanding, as adjusted	14,772	14,772	17,472
Additional paid-in-capital	80,412	80,412	120,799
Retained earnings	119,834	119,834	119,834
Accumulated other comprehensive income	(2,243)	(2,243)	(2,243)
Total shareholders’ equity, including ESOP-owned shares	212,775	212,775	255,862
Less: ESOP-owned shares	(58,195)	—	—
Total shareholders’ equity, net of ESOP-owned shares	154,580	212,775	255,862
Total capitalization	$233,582	$291,777	$334,864

Capital ratios:
Total shareholders’ equity to total assets	7.84%	7.84%	9.28%
Tangible common equity to tangible assets(2)	7.84	7.84	9.28
Common equity tier 1 capital ratio	9.91	9.91	11.89
Tier 1 leverage ratio	9.63	9.63	11.04
Tier 1 risk-based capital ratio	11.98	11.98	13.97
Total risk-based capital ratio	14.28	14.28	16.26
(1)	For purposes of capitalization, trust preferred securities are used rather than junior subordinated deferrable interest debentures which is in accordance with capitalization requirements.
(2)	Represents a non-GAAP financial measure. We did not have any goodwill or other intangible assets as of the years ended December 31, 2014 to 2018. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent the public offering price per share exceeds our tangible book value per share immediately following this offering. Tangible book value per share is equal to our total shareholders’ equity less goodwill and other intangible assets, divided by the number of shares of our common stock outstanding at the end of the relevant period. Tangible book value per share is a non-GAAP financial measure. The most directly comparable GAAP financial measure is book value per share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

After giving effect to the ESOP Repurchase Right Termination and our sale of 2,700,000 shares in this offering at $17.50 per share, and after deducting estimated underwriting discounts and offering expenses payable by us, the pro forma tangible book value of our common stock as of December 31, 2018 would have been approximately $255.9 million, or $14.64 per share. Therefore, under those assumptions this offering would result in an immediate increase of $0.24 in the tangible book value to our existing shareholders and immediate dilution of $2.86 in the tangible book value per share to investors purchasing shares in this offering, or approximately 16.3% of the public offering price of $17.50 per share.

The following table illustrates this per share dilution.

Public offering price per share	$17.50
Tangible book value per share at December 31, 2018 after giving effect to the ESOP Repurchase Right Termination	14.40
Increase in tangible book value per share attributable to this offering	0.24
As adjusted tangible book value per share after this offering and the ESOP Repurchase Right Termination	14.64
Dilution in tangible book value per share to new investors	2.86

If the underwriters exercise in full their option to purchase additional shares of common stock from us in this offering, the as adjusted tangible book value after this offering would be $14.69 per share, the increase in net tangible book value to existing shareholders would be $0.29 per share and the dilution to new investors would be $2.81 per share, in each case assuming an initial public offering price of $18.50 per share.

The following table summarizes the total consideration paid to us and the average price paid per share by existing shareholders and investors purchasing common stock in this offering. This information is presented on a pro forma basis as of December 31, 2018, after giving effect to our sale of 2,700,000 shares of common stock in this offering, assuming that the underwriters do not exercise their option to purchase additional shares, at an initial public offering price of $17.50 per share.

	Shares Purchased/Issued		Total Consideration			Average Price per Share
	Number	Percent	Amount		Percent
	(Dollars in thousands, except per share data)
Shareholders as of December 31, 2018	14,771,520	84.5%	$95,184	(1)	66.8%	$6.44
New investors in this offering	2,700,000	15.5	47,250		33.2	17.50
Total	17,471,520	100.0%	142,434		100.0%	8.31
(1)	Calculated as $14,772,000 in common stock plus $80,412,000 in additional paid-in capital.

Sales by the selling shareholder in this offering will cause the number of shares held by existing shareholders to be reduced to 14,091,520, or 80.7% of the total number of shares of our common stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to 3,380,000, or 19.3% of the total number of shares outstanding following the completion of this offering.

After giving effect to the sale of shares in this offering by the selling shareholder and us, if the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own approximately 78.4% and our new investors would own approximately 21.6% of the total number of shares of our common stock after this offering.

The tables above exclude 2,300,000 shares of our common stock reserved for issuance under the 2019 Plan, which was adopted earlier this year. To the extent that we issue shares of our common stock upon the exercise of any options issued under the 2019 Plan, 1,411,342 of which were outstanding as of April 12, 2019, investors participating in this offering will experience further dilution.

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular trading market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of April 12, 2019, there were 120 holders of record of our common stock.

We anticipate that this offering and the listing of our common stock on the NASDAQ Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Historical Consolidated Financial and Operating Information” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected in the forward-looking statements. We assume no obligation to update any of these forward-looking statements.

Overview

We are a bank holding company headquartered in Lubbock, Texas, and our wholly-owned subsidiary, City Bank, is one of the largest independent banks in West Texas. We have additional banking operations in the Dallas-Fort Worth-Arlington and El Paso MSAs, as well as in the Greater Houston, College Station, and Ruidoso and Eastern New Mexico markets. Through City Bank, we provide a wide range of commercial and consumer financial services to small and medium-sized businesses and individuals in our market areas. Our principal business activities include commercial and retail banking, along with insurance, investment, trust and mortgage services.

Termination of Subchapter S Corporation Status

Beginning January 1, 1998, the Company elected to be taxed for U.S. federal income tax purposes as an S Corporation under the provisions of Sections 1361 to 1379 of the Internal Revenue Code of 1986, as amended, or the Code. While we were an S Corporation, our net income was not subject to, and we did not pay, U.S. federal income tax, and no provision or liability for U.S. federal income tax was included in our consolidated financial statements. Instead, for U.S. federal income tax purposes our taxable income was “passed through” to our shareholders.

Effective May 31, 2018, the Company revoked its election to be taxed as an S Corporation, we became taxed as a C Corporation under the provisions of Sections 301 to 385 of the Code, and we established a deferred tax asset to reflect the S Corporation revocation. Thus, our net income is now subject to U.S. federal income tax and we bear the liability for those taxes.

As a result of the revocation of our S Corporation election, the net income and earnings per share data presented in our historical financial statements for the years ended December 31, 2014, 2015, 2016 and 2017, which do not include any provision for federal income taxes, will not be comparable with our historical financial statements for the year ended December 31, 2018, or our future net income and earnings per share, which will be calculated by including a provision for federal income taxes. We had no federal income tax expense for the first five months of 2018. Unless otherwise stated, all information in this prospectus, including consolidated net income, return on average assets, return on average shareholders’ equity and earnings per share, is presented as if we had converted from an S Corporation to a C Corporation at the beginning of each respective period using a statutory tax rate for federal income taxes of 35.0% prior to January 1, 2018 and 21.0% after January 1, 2018.

While we were an S Corporation, our shareholders were subject to a shareholder agreement that was intended to preserve our S Corporation status, which we amended and restated when we became a C Corporation. At the 2019 annual meeting of shareholders, our shareholders approved the termination of that shareholder agreement.

Highlights

We had net income of $20.8 million for the year ended December 31, 2018, compared to net income of $17.6 million for the year ended December 31, 2017. Return on average equity was 9.66% and return on average assets was 0.79% for the year ended December 31, 2018, compared to 8.48% and 0.69%, respectively, for the year ended December 31, 2017. Net income increased by $3.2 million for the year ended December 31, 2018 compared to 2017. This increase was primarily the result of an increase of $7.1 million in net interest income, an increase of $4.7 million in noninterest income, and a decrease of $1.6 million in income tax expense, offset by an increase of $2.9 million in the provision for loan losses and an increase of $7.3 million in noninterest expense.

Our total assets increased $139.4 million, or 5.4%, to $2.7 billion at December 31, 2018 as compared to $2.6 billion at December 31, 2017. The increase in total assets was primarily the result of our organic loan growth. Our gross loans held for investment increased $119.0 million, or 6.5%, to $2.0 billion at December 31, 2018, compared to $1.8 billion at December 31, 2017. Our securities portfolio increased $54.1 million, or 19.0%, to $338.2 million at December 31, 2018, compared to $284.1 million at December 31, 2017. Total deposits increased $123.4 million, or 5.7% to $2.3 billion at December 31, 2018, compared to $2.2 billion at December 31, 2017. This increase in deposits was used to help fund our growth in loans held for investment.

Pro Forma Income Tax Expense and Net Income

As a result of our prior status as an S Corporation, we had no U.S. federal income tax expense for the year ended December 31, 2017 and the first five months of 2018. The pro forma impact of being taxed as a C Corporation is illustrated in the following table:

	As of December 31,
	2018	2017
	(Dollars in thousands)
S Corporation
Net income(1)	$29,290	$23,635

Pro forma C Corporation
Combined effective income tax rate(2)	17.9%	25.6%
Income tax provision	$4,511	$6,055
Net income	$20,757	$17,580
(1)	A portion of our net income in each of these periods was derived from non-taxable investment income, offset by nondeductible expenses. This has the effect of lowering the statutory tax rate.
(2)	Based on a statutory federal income tax rate of 21% and 35% for the years ended December 31, 2018 and December 31, 2017, respectively. As our state income taxes are insignificant, they are not reflected in these calculations.

U.S. Federal Income Tax Expense

Our U.S. federal income tax expense would have been approximately $4.5 million for the year ended December 31, 2018, compared to approximately $6.1 million for the year ended December 31, 2017 with effective tax rates of 17.9% and 25.6%, respectively. The decrease was primarily due to the decrease in the statutory federal income tax rate, offset by the increase in our net income.

Results of Operations for the Years Ended December 31, 2018 and 2017

Net Interest Income

Net interest income is the principal source of the Company’s net income and represents the difference between interest income (interest and fees earned on assets, primarily loans and investment securities) and interest expense (interest paid on deposits and borrowed funds). We generate interest income from interest-earning assets that we own, including loans and investment securities. We incur interest expense from interest-bearing liabilities, including interest-bearing deposits and other borrowings, notably FHLB advances and subordinated notes. To evaluate net interest income, we measure and monitor (i) yields on our loans and other interest-earning assets, (ii) the costs of our deposits and other funding sources, (iii) our net interest spread and (iv) our net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as the annualized net interest income on a fully tax-equivalent basis divided by average interest-earning assets.

Changes in the market interest rates and interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income.

The following table presents, for the periods indicated, information about: (i) weighted average balances, the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin. For purposes of this table, interest income is shown on a fully tax-equivalent basis.

	Year Ended December 31,
	2018			2017
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollars in thousands)
Assets:
Interest-earning assets:
Total loans(1)	$1,921,221	$105,897	5.51%	$1,790,201	$94,505	5.28%
Investment securities – taxable	209,631	5,392	2.57	133,324	2,435	1.83
Investment securities – non-taxable	101,778	3,635	3.57	172,368	7,499	4.35
Other interest-earning assets(2)	218,777	4,120	1.88	282,124	3,021	1.07
Total interest-earning assets	2,451,407	119,044	4.86	2,378,017	107,460	4.52
Noninterest-earning assets	172,489			170,099
Total assets	$2,623,896			$2,548,116

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
NOW, savings and money market deposits	$1,394,617	$13,005	0.93%	$1,306,168	$7,655	0.59%
Time deposits	313,298	4,556	1.45	355,759	4,749	1.33
Short-term borrowings	18,334	265	1.45	22,794	175	0.77
Notes payable & other longer-term borrowings	95,000	1,786	1.88	95,000	1,056	1.11
Subordinated debt securities	21,529	1,046	4.86	20,887	979	4.69
Junior subordinated deferrable interest debentures	46,393	1,824	3.93	46,393	1,363	2.94
Total interest-bearing liabilities	$1,889,171	$22,482	1.19	$1,847,001	$15,977	0.87

Noninterest-bearing liabilities:
Noninterest-bearing deposits	$487,363			$464,518
Other liabilities	32,534			29,273
Total noninterest-bearing liabilities	519,898			493,791
Shareholders’ equity	214,828			207,324
Total liabilities and shareholders’ equity	$2,623,896			$2,548,116

Net interest income		$96,562			$91,483
Net interest spread			3.67%			3.65%
Net interest margin(3)			3.94%			3.85%
(1)	Average loan balances include nonaccrual loans and loans held for sale.
(2)	Includes income and average balances for interest-earning deposits at other banks, nonmarketable securities, federal funds sold and other miscellaneous interest-earning assets.
(3)	Net interest margin is calculated as the annual net interest income, on a fully tax-equivalent basis, divided by average interest-earning assets.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following tables set forth the effects of changing rates and volumes on our net interest income during the period shown. Information is provided with respect to (i) effects on interest income attributable to changes in volume (change in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Change applicable to both volume and rate have been allocated to volume.

	Year Ended December 31,
	2018 over 2017
	Change due to:
	Volume	Rate	Total Variance
	(Dollars in thousands)
Interest-earning assets:
Loans	$6,917	$4,475	$11,392
Investment securities – taxable	1,394	1,563	2,957
Investment securities – non-taxable	(3,071)	(793)	(3,864)
Other interest-earning assets	(678)	1,777	1,099
Total increase (decrease) in interest income	4,562	7,022	11,584

Interest-bearing liabilities:
NOW, Savings, MMDAs	518	4,832	5,350
Time deposits	(567)	374	(193)
Short-term borrowings	(34)	124	90
Notes payable & other borrowings	—	730	730
Subordinated debt securities	30	37	67
Junior subordinated deferrable interest debentures	—	461	461
Total increase (decrease) interest expense:	(53)	6,558	6,505

Increase (decrease) in net interest income	$4,615	$464	$5,079

Net interest income for the year ended December 31, 2018 was $95.6 million compared to $88.4 million for the year ended December 31, 2017, an increase of $7.1 million, or 8.1%. The increase in net interest income was comprised of a $13.7 million, or 13.1%, increase in interest income offset by a $6.5 million, or 40.7%, increase in interest expense. The growth in interest income was primarily attributable to a $131.0 million, or 7.3%, increase in average loans outstanding for the year ended December 31, 2018, compared to 2017, and by an 0.23% increase in the yield on total loans. The increase in average loans outstanding was primarily due to organic growth in most loan portfolios with the largest increase in the auto loan portion of the consumer sector of our loan portfolio. The $6.5 million increase in interest expense for the year ended December 31, 2018 was primarily related to a 0.32% increase in the rate paid on interest-bearing liabilities and an increase of $46.0 million, or 2.8%, in average interest-bearing deposits over the same period in 2017. The increase in average interest-bearing liabilities from 2017 to 2018 was due primarily to an increase in money market accounts of $76.5 million, offset by a decrease in time deposits of $ 42.5 million. Additionally, average noninterest-bearing demand deposits increased to $487.4 million in 2018 from $464.5 million in 2017. For the year ended December 31, 2018, net interest margin and net interest spread were 3.94% and 3.67%, respectively, compared to 3.85% and 3.65% for the same period in 2017, which reflects the increases in interest income discussed above relative to the increases in interest expense.

Provision for Loan Losses

Credit risk is inherent in the business of making loans. We establish an allowance for loan losses through charges to earnings, which are shown in the statements of income as the provision for loan losses. Specifically identifiable and quantifiable known losses are promptly charged off against the allowance. The provision for loan losses is determined by conducting a quarterly evaluation of the adequacy of our allowance for loan losses and charging the shortfall or excess, if any, to the current quarter’s expense. This has the effect of creating variability in the amount and frequency of charges to our earnings. The provision for loan losses and level of allowance for each period are dependent upon many factors, including loan growth, net charge offs, changes in the composition of the loan portfolio, delinquencies, management’s assessment of the quality of the loan portfolio, the valuation of problem loans and the general economic conditions in our market areas.

The provision for loan losses for the year ended December 31, 2018 was $6.9 million compared to $4.0 million for the year ended December 31, 2017, and the increase of $2.9 million, or 74.0%, was primarily due to the need to fund the allowance for loan losses after a $3.6 million charge-off on one borrower and an increase in the overall size of the loan portfolio. The allowance for loan losses as a percentage of gross loans was 1.18% at December 31, 2018 and 1.17% at December 31, 2017.

Noninterest Income

While interest income remains the largest single component of total revenues, noninterest income is an important contributing component. The largest portion of our noninterest income is associated with our mortgage banking activities. Other sources of noninterest income include service charges on deposit accounts, bank card services and interchange fees, and income from insurance activities.

Noninterest income for the year ended December 31, 2018 was $52.1 million compared to $47.4 million for the year ended December 31, 2017, an increase of $4.7 million, or 10.0%. The following table sets forth the major components of our noninterest income for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017	Increase (decrease)
	(Dollars in thousands)
Noninterest income:
Service charges on deposit accounts	$7,813	$7,425	$388
Income from insurance activities	7,128	6,422	706
Bank card services and interchange fees	8,845	7,857	988
Mortgage banking activities	21,384	20,391	993
Investment commissions	1,779	1,478	301
Other income and fees(1)	5,172	3,816	1,356
Total noninterest income	$52,121	$47,389	$4,732
(1)	Other income and fees includes income and fees associated with fiduciary activities, the increase in the cash surrender value of life insurance, safe deposit box rental, check printing, collections, wire transfer and other miscellaneous services.

Income from service charges on deposit accounts include fees for overdraft privilege charges, insufficient funds charges, account analysis service fees on commercial accounts, and monthly account service fees. These fees increased $388,000, or 5.2%, to $7.8 million for the year ended December 31, 2018 from $7.4 million for the year ended December 31, 2017. The increase was primarily a result in raising the fees charged on overdraft privilege and insufficient funds transactions early in the first quarter of 2018.

Income from insurance activities is primarily derived from our insurance agency subsidiary, Windmark Insurance. Insurance income increased $706,000, or 11.0%, to $7.1 million for the year ended December 31, 2018 from $6.4 million for the year ended December 31, 2017. This increase was attributable to an increase in commissions and bonuses for insurance sales due to an expanded customer base during 2018.

Income from mortgage banking activities includes gains on the sale of mortgage loans originated for sale in the secondary market, servicing income on mortgages sold with retained servicing, and related mortgage loan service charges. Income from mortgage banking activities increased $993,000, or 4.9%, to $21.4 million for the year ended December 31, 2018 from $20.4 million for the year ended December 31, 2017. The increase was due primarily to an increase in net gain on sales of loans of $767,000 from 2017 to 2018 as a result of an increase of $13.2 million in sales of mortgage loans. Production of mortgage loans increased by 3.4% from 2017 to 2018.

Other noninterest income increased $1.4 million, or 35.5%, to $5.2 million for the year ended December 31, 2018 from $3.8 million for the year ended December 31, 2017. This increase was primarily due to a gain on sale of securities of $620,000.

Noninterest Expense

Noninterest expense for 2018 was $115.4 million compared to $108.1 million for 2017, an increase of $7.3 million, or 6.7%. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017	Increase (decrease)
	(Dollars in thousands)
Noninterest expense:
Salaries and employee benefits	$71,778	$67,127	$4,651
Occupancy expense, net	13,571	12,988	583
Professional services	6,734	4,544	2,190
Marketing and development	3,050	2,994	56
Bankcard expenses	2,743	2,298	445
Appraisal expenses	1,353	1,534	(181)
IT and data services	2,233	2,115	118
Other expenses(1)	13,981	14,544	(563)
Total noninterest expense	$115,443	$108,144	$7,299
(1)	Other expenses include items such as telephone expenses, postage, courier fees, directors’ fees, and insurance.

Salaries and employee benefits include (i) amounts paid to employees for base pay, commissions, incentive compensation, and bonuses, (ii) health and other related insurance paid by the Bank on behalf of our employees, and (iii) the annual cost for any increases in the liability for non-qualified plans maintained for certain key employees. Salaries and employee benefits increased $4.7 million, or 6.9%, from $67.1 million for the year ended December 31, 2017 to $71.8 million for the year ended December 31, 2018. The increase was primarily due to an increase in commissions paid of $1.5 million for mortgage originations, broker services, and insurance sales during 2018. Additionally, there was an increase of 36 average full-time equivalent employees as well as salary adjustments during 2018 which caused base salaries to increase $2.4 million in 2018. Further, there was an increase of $1.1 million in employee insurance expense, primarily related to health insurance, during 2018.

Net occupancy expenses are comprised of depreciation on property, premises, equipment and software, rent expense for leased facilities and equipment, maintenance agreements on equipment and software, property taxes, and other expenses related to maintaining owned or leased assets. Net occupancy expense for the year ended December 31, 2018 was $13.6 million compared to $13.0 million for the year ended December 31, 2017, an increase of $583,000, or 4.5%. The increase was primarily attributable to increased software subscriptions and maintenance expenses during 2018 relating to a platform for online mortgage applications, enhanced network and systems security, account monitoring for fraud and compliance, and profitability and data analytics reporting.

Professional services expenses, which include legal fees, audit and accounting fees, and consulting fees, increased $2.2 million in 2018. This increase was primarily due to an additional $1.7 million in legal expenses in 2018. These additional legal expenses were related to the Company’s conversion to a C Corporation, the issuance of new subordinated debt securities, the acquisition of an online mortgage platform and related employees, and preparation for an initial public offering. Other noninterest expense decreased $563,000 in 2018 primarily due to a $491,000 loss on sale of securities in 2017.

Financial Condition

Total assets increased $139.4 million, or 5.4%, to $2.7 billion at December 31, 2018 as compared to $2.6 billion at December 31, 2017. The increase in total assets was primarily the result of our organic loan growth. Our gross loans held for investment increased $119.0 million, or 6.5%, to $2.0 billion at December 31,

2018, compared to $1.8 billion at December 31, 2017. Our securities portfolio increased $54.1 million, or 19.0%, to $338.2 million at December 31, 2018, compared to $284.1 million at December 31, 2017. Total deposits increased $123.4 million, or 5.7% to $2.3 billion at December 31, 2018, compared to $2.2 billion at December 31, 2017. This increase in deposits was used to help fund our growth in loans held for investment.

Loan Portfolio

Our loans represent the largest portion of earning assets, greater than the securities portfolio or any other asset category, and the quality and diversification of the loan portfolio is an important consideration when reviewing the Company’s financial condition. We originate substantially all of the loans in our portfolio, except certain loan participations that are independently underwritten by the Company prior to purchase.

The following table presents the balance and associated percentage of each major category in our gross loan portfolio at the dates indicated:

	As of December 31,
	2018		2017		2016		2015		2014
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)
Commercial real estate	$538,037	27.5%	$506,894	27.6%	$462,495	27.9%	$490,938	29.3%	$548,755	35.3%
Commercial – specialized	305,022	15.6	329,119	17.9	309,279	18.6	329,561	19.6	297,215	19.2
Commercial – general	427,728	21.9	410,057	22.3	395,949	23.8	395,938	23.6	308,506	19.9
Consumer:
1-4 family residential	346,153	17.7	313,350	17.0	297,944	17.9	291,099	17.3	249,920	16.1
Auto loans	191,647	9.8	146,622	8.0	76,215	4.6	66,710	4.0	61,373	4.0
Other consumer	70,209	3.6	66,191	3.6	62,097	3.7	64,057	3.8	58,536	3.8
Construction	78,401	4.0	65,922	3.6	57,207	3.4	41,011	2.4	25,728	1.7
Gross loans	1,957,197	100.0%	1,838,155	100.0%	1,661,186	100.0%	1,679,314	100.0%	1,550,033	100.0%
Allowance for loan losses	(23,126)		(21,461)		(21,174)		(24,220)		(27,940)
Net loans	$1,934,071		$1,816,694		$1,640,012		$1,655,094		$1,522,093

Gross loans increased $119.0 million, or 6.5%, to $2.0 billion at December 31, 2018 as compared to $1.8 billion at December 31, 2017. This increase in our loans was due to growth of $81.8 million occurring in the consumer portfolio and $31.1 million in the commercial real estate portfolio.

The following tables show the contractual maturities of our gross loan portfolio and the distribution between fixed and adjustable interest rate loans at December 31, 2018 and December 31, 2017:

	As of December 31, 2018
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)
Commercial real estate	$45,345	$34,071	$127,377	$81,068	$8,380	$241,796	$538,037
Commercial - specialized	13,446	132,050	64,373	31,684	8,166	55,303	305,022
Commercial - general	27,669	37,546	69,210	63,962	11,148	218,193	427,728
Consumer:
1-4 family residential	20,772	9,302	63,141	15,455	163,841	73,642	346,153
Auto loans	1,176	—	120,008	—	70,463	—	191,647
Other consumer	3,399	1,734	35,432	127	29,377	140	70,209
Construction	30,582	23,642	6,975	4,591	—	12,611	78,401
Gross loans	$142,389	$238,345	$486,516	$196,887	$291,375	$601,685	$1,957,197

	As of December 31, 2017
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)
Commercial real estate	$47,609	$34,242	$138,497	$55,201	$7,949	$223,396	$506,894
Commercial - specialized	15,455	123,435	81,938	32,816	10,207	65,268	329,119
Commercial - general	23,847	39,840	77,026	58,866	16,676	193,802	410,057
Consumer:
1-4 family residential	25,136	3,155	52,505	10,169	98,003	124,382	313,350
Auto loans	1,072	—	78,287	—	67,263	—	146,622
Other consumer	3,273	1,433	32,911	66	28,026	482	66,191
Construction	28,833	21,682	7,290	127	1,525	6,465	65,922
Gross loans	$145,225	$223,787	$468,454	$157,245	$229,649	$613,795	$1,838,155

The Bank is primarily involved in real estate, commercial, agricultural and consumer lending activities with customers throughout Texas and Eastern New Mexico. We have a collateral concentration as 64.9% of our gross loans were secured by real property as of December 31, 2018, compared to 64.5% as of December 31, 2017. We believe that these loans are not concentrated in any one single property type and that they are geographically dispersed throughout the areas we serve. Although the Bank has diversified portfolios, its debtors’ ability to honor their contracts is substantially dependent upon the general economic conditions of the markets in which it operates, which consist primarily of agribusiness, wholesale/retail, oil and gas and related businesses, healthcare industries and institutions of higher education. Commercial real estate loans represent 27.5% of gross loans as of December 31, 2018 and represented 27.6% of gross loans as of December 31, 2017. The ratio of our commercial real estate loans to total capital was 197.8% as of December 31, 2018 and 188.7% as of December 31, 2017, well below the 300% concentration limit included in regulatory guidance. Further, these loans are geographically diversified, primarily throughout the state of Texas as well as Eastern New Mexico.

We have established concentration limits in the loan portfolio for commercial real estate loans and unsecured lending, among other loan types. All loan types are within established limits. We use underwriting guidelines to assess the borrowers’ historical cash flow to determine debt service, and we further stress test the debt service under higher interest rate scenarios. Financial and performance covenants are used in commercial lending to allow us to react to a borrower’s deteriorating financial condition, should that occur.

Commercial Real Estate. Our commercial real estate portfolio includes loans for commercial property that is owned by real estate investors, construction loans to build owner-occupied properties, and loans to developers of commercial real estate investment properties and residential developments. Commercial real estate loans are subject to underwriting standards and processes similar to our commercial loans. These loans are underwritten primarily based on projected cash flows for income-producing properties and collateral values for non-income-producing properties. The repayment of these loans is generally dependent on the successful operation of the property securing the loans or the sale or refinancing of the property. Real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. The properties securing our real estate portfolio are diversified by type and geographic location. This diversity helps reduce the exposure to adverse economic events that affect any single market or industry.

Commercial real estate loans increased $31.1 million, or 6.1%, to $538.0 million as of December 31, 2018 from $506.9 million as of December 31, 2017. The increase in commercial real estate loans during this period was mostly driven by a general increase in lending activity, primarily in our Lubbock/South Plains and Dallas markets. As of December 31, 2018, our commercial real estate portfolio was comprised of $394.7 million in non-owner occupied commercial real estate loans and $143.3 million in commercial construction loans.

Commercial – General and Specialized. Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably. Underwriting standards have been designed to determine whether the borrower possesses sound business ethics and practices, to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations, and to ensure appropriate collateral is obtained to secure the loan. Commercial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial loans are secured by the assets being financed or other business assets, such as real estate, accounts receivable, or inventory, and typically include personal guarantees. Owner-occupied real estate is included in commercial loans, as the repayment of these loans is generally dependent on the operations of the commercial borrower’s business rather than on income-producing properties or the sale of the properties. Commercial loans are grouped into two distinct sub-categories: specialized and general. Commercial related loans that are considered “specialized” include agricultural production and real estate loans, energy loans, and finance, investment, and insurance loans. Commercial related loans that contain a broader diversity of borrowers, sub-industries, or serviced industries are grouped into the “general category.” These include goods, services, restaurant & retail, construction, and other industries.

Commercial general loans increased $17.7 million, or 4.3%, to $427.7 million as of December 31, 2018 from $410.1 million as of December 31, 2017 due to organic growth in the loan portfolio. As of December 31, 2017, our commercial general portfolio was comprised of $209.2 million in owner-occupied commercial real estate and $218.5 million in other commercial general loans.

Commercial specialized loans decreased $24.1 million, or 7.3%, to $305.0 million as of December 31, 2018 from $329.1 million as of December 31, 2017 as all types of specialized loans decreased in 2018. As of December 31, 2018, our commercial specialized portfolio was comprised of $150.7 million agricultural production loans, $61.8 million in farmland loans, $30.9 million in energy loans, and $61.6 million in finance, investment, and insurance loans.

Consumer. We utilize a computer-based credit scoring analysis to supplement our policies and procedures in underwriting consumer loans. Our loan policy addresses types of consumer loans that may be originated and the collateral, if secured, which must be perfected. The relatively smaller individual dollar amounts of consumer loans that are spread over numerous individual borrowers also minimize our risk. Residential real estate loans are included in consumer loans. We generally require mortgage title insurance and hazard insurance on these residential real estate loans.

Consumer and other loans increased $81.8 million, or 15.6%, to $608.0 million as of December 31, 2018, from $526.2 million as of December 31, 2017. The increases in these loans were primarily a result of expanded lending in the indirect dealer loan portfolio in the Lubbock/South Plains market. As of December 31, 2018, our consumer loan portfolio was comprised of $346.2 million in 1-4 family residential loans, $191.6 million in indirect auto loans, and $70.2 million in other consumer loans.

Construction. Loans for residential construction are for single-family properties to developers, builders, or end-users. These loans are underwritten based on estimates of costs and completed value of the project. Funds are advanced based on estimated percentage of completion for the project. Performance of these loans is affected by economic conditions as well as the ability to control costs of the projects.

Construction loans increased $12.5 million, or 18.9%, to $78.4 million as of December 31, 2018 from $65.9 million as of December 31, 2017. The increase resulted from continued organic growth, especially in our Lubbock/South Plains market.

Loan Participations

In the normal course of business, the Company periodically sells participating interests in loans to other banks and investors. All participations are sold on a proportionate (pro-rata) basis with all cash flows divided proportionately among the participating interest holders in an amount subordinate to the interest of another and no party has the right to pledge or exchange the entire financial asset without the consent of all the participating interest holders. Other than standard 90-day prepayment provisions and standard representations and warranties, participating interests are sold without recourse. At December 31, 2018 and 2017, the portion of loans participated to third-parties (which are not included in the accompanying consolidated balance sheets) totaled $106.5 million and $88.1 million, respectively. At December 31, 2018 and 2017, purchased loan participations totaled $37.7 million and $53.7 million, respectively.

Allowance for Loan Losses

The allowance for loan losses provides a reserve against which loan losses are charged as those losses become evident. Management evaluates the appropriate level of the allowance for loan losses on a quarterly basis. The analysis takes into consideration the results of an ongoing loan review process, the purpose of which is to determine the level of credit risk within the portfolio and to ensure proper adherence to underwriting and documentation standards. Additional allowances are provided to those loans which appear to represent a greater than normal exposure to risk. The quality of the loan portfolio and the adequacy of the allowance for loan losses is reviewed by regulatory examinations and the Company’s auditors. The allowance for loan losses consists of two elements: (1) specific valuation allowances established for probable losses on specific loans and (2) historical valuation allowances calculated based on historical loan loss experience for similar loans with similar characteristics and trends, judgmentally adjusted for general economic conditions and other qualitative risk factors internal and external to the Company.

To determine the adequacy of the allowance, the loan portfolio is broken into categories based on loan type. Historical loss experience factors by category, adjusted for changes in trends and conditions, are used to determine an indicated allowance for each portfolio category. These factors are evaluated and updated based on the composition of the specific loan portfolio. Other considerations include volumes and trends of delinquencies, nonaccrual loans, levels of bankruptcies, criticized and classified loan trends, expected losses on real estate secured loans, new credit products and policies, economic conditions, concentrations of credit risk, and the experience and abilities of the Company’s lending personnel. In addition to the portfolio evaluations, impaired loans with a balance of $250,000 or more are individually evaluated based on facts and circumstances of the loan to determine if a specific allowance amount may be necessary. Specific allowances may also be established for loans whose outstanding balances are below the above threshold when it is determined that the risk associated with the loan differs significantly from the risk factor amounts established for its loan category.

The allowance for loan losses was $23.1 million at December 31, 2018 compared to $21.5 million at December 31, 2017, an increase of $1.7 million, or 7.8%. The increase was primarily due to an increase in the overall size of the loan portfolio.

The following table provides an analysis of the allowance for loan losses at the dates indicated.

	As of December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Average loans outstanding(1)	$1,921,221	$1,790,201	$1,689,915	$1,655,441	$1,474,519

Gross loans outstanding at end of period(2)	$1,957,197	$1,838,155	$1,661,186	$1,679,314	$1,550,033

Allowance for loan losses at beginning of the period	$21,461	$21,174	$24,220	$27,940	$29,082
Charge offs:
Commercial real estate	1,540	18	43	3,554	192
Commercial – specialized	115	173	2,429	493	325
Commercial – general	4,291	2,658	2,143	1,685	1,255
Consumer:
1-4 family residential	272	387	63	667	429
Auto loans	972	875	656	370	348
Other consumer	941	1,495	1,281	1,424	806
Construction	15	—	130	—	—
Total charge-offs	8,146	5,606	6,745	8,193	3,355

Recoveries:
Commercial real estate	1,622	103	685	2,463	192
Commercial – specialized	87	790	235	42	170
Commercial – general	774	567	495	833	877
Consumer:
1-4 family residential	74	80	5	77	37
Auto loans	165	149	50	93	63
Other consumer	188	238	260	183	225
Construction	—	—	—	1	—
Total recoveries	2,910	1,927	1,730	3,692	1,564
Net charge-offs	(5,236)	(3,679)	(5,015)	(4,501)	(1,791)

	As of December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands)

Provision for loan losses	6,901	3,966	1,969	781	649
Balance at end of period	$23,126	$21,461	$21,174	$24,220	$27,940

Ratio of allowance to end of period loans(2)	1.18%	1.17%	1.27%	1.44%	1.80%
Ratio of net charge-offs to average loans(1)	0.27%	0.21%	0.30%	0.27%	0.12%
(1)	Includes average outstanding balances of loans held for sale of $23.2 million, $23.1 million, $30.4 million, $32.5 million and $14.2 million for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively.
(2)	Excludes loans held for sale of $38.4 million, $29.3 million, $25.8 million, $43.4 million and $14.9 million for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively.

Net charge-offs for 2018 totaled $5.2 million, an increase of $1.5 million from 2017 primarily due to increases in net charge-offs for general commercial loans of $1.4 million and specialized commercial loans of $645,000, offset by a decrease in net charge-offs for consumer loans of $532,000.

While the entire allowance is available to absorb losses from any part of our loan portfolio, the following table sets forth the allocation of the allowance for loan losses for the years presented and the percentage of allowance in each classification to total allowance:

	As of December 31,
	2018		2017		2016		2015		2014
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)
Commercial real estate	$5,579	24.1%	$3,769	17.6%	$4,049	19.1%	$8,457	34.9%	$15,483	55.4%
Commercial – specialized	2,516	10.9	2,367	11.0	3,474	16.4	3,411	14.1	1,120	4.0
Commercial – general	8,173	35.3	10,151	47.3	9,589	45.3	9,117	37.7	7,676	27.5
Consumer:
1-4 family residential	2,249	9.6	1,787	8.3	1,555	7.4	1,619	6.6	2,682	9.6
Auto loans	2,994	12.9	2,068	9.7	1,272	6.0	715	3.0	454	1.6
Other consumer	1,192	5.2	971	4.5	1,083	5.1	752	3.1	502	1.8
Construction	$423	1.8	348	1.6	152	0.7	149	0.6	23	0.1
Total allowance for loan losses	$23,126	100.0%	$21,461	100.0%	$21,174	100.0%	$24,220	100.0%	$27,940	100.0%

Nonperforming Loans

Loans are considered delinquent when principal or interest payments are past due 30 days or more. Delinquent loans may remain on accrual status between 30 days and 90 days past due. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Typically, the accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Loans are restored to accrual status when loans become well-secured and management believes full collectability of principal and interest is probable.

A loan is considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include loans on nonaccrual status and performing restructured loans. Income from loans on nonaccrual status is recognized to the extent cash is received and when the loan’s principal balance is deemed collectible. Depending on a particular loan’s circumstances, we measure impairment of a loan based upon either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to our attention as part of our problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market for the collateral. The impairment amount on a collateral-dependent loan is charged-off to the allowance if deemed not collectible and the impairment amount on a loan that is not collateral-dependent is set up as a specific reserve.

Real estate we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as OREO until sold and is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. OREO totaled $2.3 million at December 31, 2018 which included $225,000 in construction, land development and other land held and $1.7 million in non-farm nonresidential properties. OREO totaled $2.8 million at December 31, 2017 which included $889,000 in construction, land development and other land held and $1.4 million in non-farm nonresidential properties.

Nonperforming loans include nonaccrual loans and loans past due 90 days or more. Nonperforming assets consist of nonperforming loans plus OREO.

Nonperforming loans were $7.0 million at December 31, 2018 and $13.9 million at December 31, 2017. The decrease in the year ended December 31, 2018 was primarily due to the resolution of one commercial real estate relationship totaling $5.3 million that was placed on nonaccrual status in late 2017 for default. We experienced an initial $1.4 million charge-off in mid-2018 when we foreclosed on the properties and sold them to a third party. Prior to the end of 2018, we recovered $1.3 million from guarantors of the notes associated with these properties.

At December 31, 2018, our total nonaccrual loans were $6.4 million. This was comprised primarily of $1.2 million in loans to finance agricultural production; $1.5 million in loans secured by 1-4 family residential properties; $1.2 million in non-farm nonresidential property loans; and $1.1 million in commercial loans. These loans were reviewed for impairment and specific valuation allowances were established as necessary and included in the allowance for loan losses as of December 31, 2018 to cover any probable loss.

At December 31, 2017, our total nonaccrual loans were $12.7 million. This was comprised primarily of $1.2 million in loans to finance agricultural production; $2.1 million in loans secured by 1-4 family residential properties; $7.2 million in non-farm nonresidential property loans; and $1.7 million in commercial loans. These loans were reviewed for impairment and specific valuation allowances were established as necessary and included in the allowance for loan losses as of December 31, 2017 to cover any probable loss.

The following table presents the contractual aging of the recorded investment in current and past due loans by class of loans as of December 31, 2018 and 2017:

	Current	30-89 Days Past Due	90+ Days Past Due	Nonaccrual	Total
	(Dollars in thousands)
December 31, 2018
Commercial real estate	$536,072	$1,748	$—	$217	$538,037
Commercial – specialized	301,480	992	—	2,550	305,022
Commercial – general	422,969	2,625	—	2,134	427,728
Consumer:
1-4 family residential	342,613	1,611	440	1,489	346,153
Auto loans	190,772	825	50	—	191,647
Other consumer	69,252	883	74	—	70,209
Construction	78,401	—	—	—	78,401
Total loans	$1,941,559	$8,684	$564	$6,390	$1,957,197

	Current	30-89 Days Past Due	90+ Days Past Due	Nonaccrual	Total
	(Dollars in thousands)
December 31, 2017
Commercial real estate	$498,722	$2,562	$52	$5,558	$506,894
Commercial – specialized	326,959	519	54	1,587	329,119
Commercial – general	404,832	1,827	13	3,385	410,057
Consumer:
1-4 family residential	307,158	3,147	957	2,088	313,350
Auto loans	146,001	550	60	11	146,622
Other consumer	65,484	646	61	—	66,191
Construction	65,847	—	—	75	65,922
Total loans	$1,815,003	$9,251	$1,197	$12,704	$1,838,155

Nonperforming Assets

The following table sets forth the allocation of our nonperforming assets among our different asset categories as of the dates indicated. Nonperforming loans include nonaccrual loans and loans past due 90 days or more.

	As of December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Nonaccrual loans	$6,390	$12,704	$6,187	$8,046	$19,173
Past due loans 90 days or more and still accruing	564	1,197	1,008	759	1,496
Total nonperforming loans	6,954	13,901	7,195	8,805	20,669
Other real estate owned	2,285	2,830	7,849	7,681	7,461
Total nonperforming assets	$9,239	$16,731	$15,044	$16,486	$28,130

Restructured loans - nonaccrual(1)	$494	$549	$671	$2,386	$6,359
Restructured loans - accruing	$3,351	$3,592	$7,817	$9,906	$18,301

Nonperforming loans to gross loans	0.36%	0.76%	0.43%	0.52%	1.33%
Nonperforming assets to total loans and OREO	0.47%	0.91%	0.90%	0.98%	1.81%
Allowance for loan losses to nonperforming loans	332.56%	154.38%	294.29%	275.07%	135.18%
Allowance for loan losses to gross loans	1.18%	1.17%	1.27%	1.44%	1.80%
Nonaccrual loans by category:
Commercial real estate	$217	$5,558	$662	$4,858	$13,301
Commercial – specialized	2,550	1,587	858	1,110	291
Commercial – general	2,134	3,385	3,249	553	2,154
Consumer:
1-4 family residential	1,489	2,088	1,293	1,475	3,280
Auto loans	—	11	23	46	103
Other consumer	—	—	7	4	44
Construction	—	75	95	—	—
Total	$6,390	$12,704	$6,187	$8,046	$19,173
(1)	Restructured loans, nonaccrual, are included in nonaccrual loans which are a component of nonperforming loans.

Troubled Debt Restructurings

In cases where a borrower experiences financial difficulties and we make certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructuring, or TDR. Included in certain loan categories of impaired loans are TDRs on which we have granted certain material concessions to the borrower as a result of the borrower experiencing financial difficulties. The concessions granted by us may include, but are not limited to: (1) a modification in which the maturity date, timing of payments or frequency of payments is modified, (2) an interest rate lower than the current market rate for new loans with similar risk, or (3) a combination of the first two factors.

If a borrower on a restructured accruing loan has demonstrated performance under the previous terms, is not experiencing financial difficulty and shows the capacity to continue to perform under the restructured terms, the loan will remain on accrual status. Otherwise, the loan will be placed on nonaccrual status until the borrower demonstrates a sustained period of performance, which generally requires six consecutive months of payments. Loans identified as TDRs are evaluated for impairment using the present value of the expected cash flows or the estimated fair value of the collateral, if the loan is collateral dependent. The fair value is determined, when possible, by an appraisal of the property less estimated costs related to liquidation of the collateral. The appraisal amount may also be adjusted for current market conditions. Adjustments to reflect the present value of the expected cash flows or the estimated fair value of collateral dependent loans are a component in determining an appropriate allowance for loan losses, and as such, may result in increases or decreases to the provision for loan losses in current and future earnings.

We had no loans restructured as TDRs during 2018 or 2017. TDRs are excluded from our nonperforming loans unless they otherwise meet the definition of nonaccrual loans or past due 90 days or more.

Credit Quality

In addition to the past due and nonaccrual criteria, the Company also evaluates loans according to its internal risk grading system. Loans are segregated between pass, special mention, substandard, doubtful and loss categories. The definitions of those categories are as follows:

Pass: Loans that do not fit any of the other categories listed below and for which likelihood of loss is considered to be remote.

Special mention: Loans with potential for deteriorating into a substandard classification without close supervision and monitoring. Loans remain in this category on a temporary basis and should be reclassified up or down, depending on improvement or continued deterioration.

Substandard: Loans not adequately protected by sound current net worth or adequate repayment capacity of the borrower and/or of the collateral pledged. Substandard loans have well defined weaknesses that jeopardize the liquidation of the classified debt. A potential for loss exists if the deficiencies or weaknesses are not recognized and corrected. Substandard loans can be accruing or placed on nonaccrual based on the individual circumstances of each loan.

Doubtful: Doubtful loans have all the weaknesses inherent in substandard loans with the added characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values highly questionable and improbable. All doubtful loans are on nonaccrual.

Loss: Loans that are considered uncollectible and of such little value that their continuance as an active bank-owned asset in not warranted. These loans are immediately charged off.

Outstanding loan balances categorized by internal risk grades as of December 31, 2018 and December 31, 2017 are summarized as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
December 31, 2018
Commercial real estate	$514,249	$17,300	$6,488	$—	$538,037
Commercial – specialized	301,289	—	3,733	—	305,022
Commercial – general	415,675	1,449	10,604	—	427,728
Consumer:
1-4 family residential	340,836	—	5,317	—	346,153
Auto loans	191,435	—	212	—	191,647
Other consumer	70,075	—	134	—	70,209
Construction	78,401	—	—	—	78,401
Total	$1,911,960	$18,749	$26,488	$—	$1,957,197

	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
December 31, 2017
Commercial real estate	$495,860	$1,233	$9,801	$—	$506,894
Commercial – specialized	322,424	—	6,695	—	329,119
Commercial – general	397,390	4,037	8,150	480	410,057
Consumer:
1-4 family residential	306,743	—	6,607	—	313,350
Auto loans	146,489	—	133	—	146,622
Other consumer	65,959	—	232	—	66,191
Construction	65,847	—	75	—	65,922
Total	$1,800,712	$5,270	$31,693	$480	$1,838,155

The following table shows all loans, including nonaccrual loans, by classification and aging, as of December 31, 2018 and 2017:

	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
December 31, 2018
Current	$1,905,405	$18,749	$17,405	$—	$1,941,559
Past due 30 – 89 days	6,499	—	2,185	—	8,684
Past due 90+ days	56	—	508	—	564
Nonaccrual	—	—	6,390	—	6,390
Total	$1,911,960	$18,749	$26,488	$—	$1,957,197

December 31, 2017
Current	$1,792,879	$5,270	$16,854	$—	$1,815,003
Past due 30-89 days	7,599	—	1,652	—	9,251
Past due 90+ days	234	—	963	—	1,197
Nonaccrual	—	—	12,224	480	12,704
Total	$1,800,712	$5,270	$31,693	$480	$1,838,155

Securities Portfolio

The securities portfolio is the second largest component of the Company’s interest-earning assets, and the structure and composition of this portfolio is important to an analysis of the financial condition of the Company. The portfolio serves the following purposes: (i) it provides a source of pledged assets for securing certain deposits and borrowed funds, as may be required by law or by specific agreement with a depositor or lender; (ii) it provides liquidity to even out cash flows from the loan and deposit activities of customers; (iii) it can be used as an interest rate risk management tool, since it provides a large base of assets, the maturity and interest rate characteristics of which can be changed more readily than the loan portfolio to better match changes in the deposit base and other funding sources of the Company; and (iv) it is an alternative interest-earning asset when loan demand is weak or when deposits grow more rapidly than loans.

The securities portfolio consists of securities classified as either held-to-maturity or available-for-sale. All held-to-maturity securities are reported at amortized cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. All available-for-sale securities are reported at fair value. Securities available-for-sale consist primarily of state and municipal securities, mortgage-backed securities and U.S. government sponsored agency securities. We determine the appropriate classification at the time of purchase.

During 2018, all 122 securities designated as held-to-maturity were transferred to available-for-sale based on ASU 2017-12. These securities had a book value of $75.2 million and a fair value of $77.6 million as of January 1, 2018, the effective date of the transfer. The unrealized gain is recorded in the change in unrealized loss on securities in other comprehensive income.

The following table summarizes the fair value of the securities portfolio as of the dates presented.

	December 31, 2018			December 31, 2017
	Amortized Cost	Fair Value	Unrealized Gain/(Loss)	Amortized Cost	Fair Value	Unrealized Gain/(Loss)
	(Dollars in thousands)
Held-to-maturity
State and municipal	$—	$—	$—	$89,920	$92,310	$2,390

Available-for-sale
U.S. government and agencies	84,765	84,707	(58)	10,302	10,392	90
State and municipal	32,205	32,310	105	74,597	74,984	387
Mortgage-backed securities	184,267	182,256	(2,011)	66,373	65,783	(590)
Asset-backed and other amortizing securities	39,799	38,923	(876)	43,353	43,020	(333)
Total available-for-sale	$341,036	$338,196	$(2,840)	$194,625	$194,179	$(446)

Certain securities have fair values less than amortized cost and, therefore, contain unrealized losses. At December 31, 2018, we evaluated the securities which had an unrealized loss for other-than-temporary impairment and determined all declines in value to be temporary. We anticipate full recovery of amortized cost with respect to these securities by maturity, or sooner in the event of a more favorable market interest rate environment. We do not intend to sell these securities and it is not probable that we will be required to sell them before recovery of the amortized cost basis, which may be at maturity.

The following table sets forth certain information regarding contractual maturities and the weighted average yields of our investment securities as of the dated presented. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligation with or without call or prepayment penalties.

	As of December 31, 2018
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years Through Ten Years		Due after Ten Years
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)
Held-to-maturity
State and municipal	$—	—%	$—	—%	$—	—%	$—	—%

Available-for-sale
U.S. government and agencies	77,918	2.40	6,847	2.55	—	—	—	—
State and municipal	—	—	470	4.00	8,995	2.17	22,740	3.01
Mortgage-backed securities	—	—	97	2.28	32,037	2.20	152,133	2.96
Asset-backed and other amortizing securities	—	—	—	—	—	—	39,799	2.82
Total available-for-sale	$77,918	2.40%	$7,414	2.64%	$41,032	2.19%	$214,672	2.94%

Deposits

Deposits represent the Company’s primary and most vital source of funds. We offer a variety of deposit products including demand deposits accounts, interest-bearing products, savings accounts and certificate of deposits. We put continued effort into gathering noninterest-bearing demand deposit accounts through loan production, customer referrals, marketing staffs, mobile and online banking and various involvements with community networks.

Total deposits at December 31, 2018 were $2.3 billion, representing an increase of $123.4 million, or 5.7%, compared to $2.2 billion at December 31, 2017. As of December 31, 2018, 22.4% of total deposits were comprised of noninterest-bearing demand accounts, 63.9% of interest-bearing non-maturity accounts and 13.7% of time deposits.

The following table summarizes our average deposit balances and weighted average rates for the years ended December 31, 2018 and 2017:

	As of December 31,
	2018		2017
	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
	(Dollars in thousands)
Noninterest-bearing deposits	$487,363	—	$464,518	—
Interest-bearing deposits:
NOW, savings and money market	1,394,617	0.93%	1,306,168	0.59%
Time deposits (less than $100,000)	80,205	1.05	84,540	0.91
Time deposits ($100,000 to $250,000)	110,034	1.35	117,879	1.22
Time deposits (more than $250,000)	123,059	1.81	153,340	1.66
Total interest-bearing deposits	1,707,915	1.03	1,661,927	0.75
Total deposits	$2,195,278	0.80%	$2,126,445	0.58%

The following tables set forth the maturity of time deposits as of December 31, 2018 and 2017:

	As of December 31, 2018 Maturity Within:
(Dollars in thousands)	Three Months	Three to Six Months	Six to 12 Months	After 12 Months	Total
Time deposits (less than $100,000)	$16,853	$16,590	$24,565	$19,924	$77,932
Time deposits ($100,000 to $250,000)	14,983	16,108	29,227	47,747	108,065
Time deposits (more than $250,000)	10,310	11,613	22,852	80,765	125,540
Total time deposits	$42,146	$44,311	$76,644	$148,436	$311,537
	As of December 31, 2017 Maturity Within:
(Dollars in thousands)	Three Months	Three to Six Months	Six to 12 Months	After 12 Months	Total
Time deposits (less than $100,000)	$21,954	$19,030	$23,932	$17,180	$82,096
Time deposits ($100,000 to $250,000)	27,835	16,206	24,524	40,789	109,354
Time deposits (more than $250,000)	47,736	18,017	11,754	62,556	140,063
Total time deposits	$97,525	$53,253	$60,210	$120,525	$331,513

Time deposits issued in amounts of more than $250,000 represent the type of deposit most likely to affect the Company’s future earnings because of interest rate sensitivity. The effective cost of these funds is generally higher than other time deposits because the funds are usually obtained at premium rates of interest.

Borrowed Funds

In addition to deposits, we utilize advances from the FHLB and other borrowings as a supplementary funding source to finance our operations.

FHLB Advances. The FHLB allows us to borrow, both short and long-term, on a blanket floating lien status collateralized by first mortgage loans and commercial real estate loans as well as FHLB stock. At December 31, 2018 and December 31, 2017, we had maximum borrowing capacity from the FHLB of $719.4 million and $696.6 million, respectively. We had $199.0 million and $145.0 million in off-balance sheet liabilities for letters of credit at December 31, 2018 and 2017, respectively. These letters of credit are used to pledge as collateral for public funds deposits. We had no short-term FHLB borrowings as of December 31, 2018 and 2017. We had long-term FHLB borrowings of $95.0 million as of December 31, 2018 and 2017, with an average interest rate of 2.27% and 1.40%, respectively. As of December 31, 2018 and 2017, total remaining borrowing capacity of $425.4 million and $456.6 million, respectively, was available under this arrangement. Our current FHLB borrowings mature within seven years.

The following table sets forth our FHLB borrowings as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
	(Dollars in thousands)
Amount outstanding at year-end	$95,000	$95,000
Weighted average interest rate at year-end	2.27%	1.40%
Maximum month-end balance during the year	$95,000	$95,000
Average balance outstanding during the year	$95,000	$95,000
Weighted average interest rate during the year	1.88%	1.11%

Federal Reserve Bank of Dallas. The Bank has a line of credit with the Federal Reserve Bank of Dallas. The amount of the line is determined on a monthly basis by the Federal Reserve Bank. The line is collateralized by a blanket floating lien on all agriculture, commercial and consumer loans. The amount of the line was $532.0 million and $466.0 million at December 31, 2018 and 2017, respectively. The line was not used at December 31, 2018 or 2017.

Lines of Credit. The Bank has uncollateralized lines of credit with multiple banks as a source of funding for liquidity management. The total amount of the lines was $135.0 million as of December 31, 2018 and 2017. The lines were not used at December 31, 2018 and 2017.

Subordinated Debt Securities. In January 2014, the Company issued $20.9 million in subordinated debt securities. These securities pay interest quarterly and mature January 2024. There was $14.4 million issued at an initial rate of 5.0% and $6.5 million issued at an initial rate of 4.0% at December 31, 2018. These rates are fixed for five years from issuance and then float at the Wall Street Journal prime rate, with a floor of 4.0% and a ceiling of 7.5%. The securities are unsecured and could be called by the Company at any time after January 2019, and they qualify for tier 2 capital treatment, subject to regulatory limitations. In December 2018, we notified all holders of our subordinated debt securities that we intended to call these securities in January 2019 and provided holders the option to exchange their current subordinated debt securities for newly-issued subordinated debt securities or to have their securities be redeemed. Holders of $13.4 million in subordinated debt securities elected to exchange their securities while holders of $7.5 million in subordinated debt securities elected to have their securities be redeemed. As a result, the outstanding balance of these securities at December 31, 2018 was $7.5 million.

In December 2018, the Company issued $26.5 million in subordinated debt securities, including $13.4 million issued in exchange for our previously issued notes as described above. $12.4 million of the securities have a maturity date of December 2028 and an average fixed rate of 5.74% for the first five years. The remaining $14.1 million of securities have a maturity date of December 2030 and an average fixed rate of 6.41% for the first seven years. After the fixed rate periods, all securities will float at the Wall Street Journal prime rate, with a floor of 4.5% and a ceiling of 7.5%. These securities pay interest quarterly, are unsecured, and may be called by the Company at any time after the remaining maturity is five years or less. Additionally, these securities qualify for tier 2 capital treatment, subject to regulatory limitations. As of the date of this prospectus, we had approximately $26.5 million of subordinated debt outstanding.

Junior Subordinated Deferrable Interest Debentures and Trust Preferred Securities. Between March 2004 and June 2007, the Company formed three wholly-owned statutory business trusts solely for the purpose of issuing trust preferred securities, the proceeds of which were invested in junior subordinated deferrable interest debentures. The trusts are not consolidated and the debentures issued by the Company to the trusts are reflected in the Company’s consolidated balance sheets. The Company records interest expense on the debentures in its consolidated financial statements. The amount of debentures outstanding was $46.4 million at December 31, 2018 and 2017. Company has the right, as has been exercised in the past, to defer payments of interest on the securities for up to twenty consecutive quarters. During such time, corporate dividends may not be paid.

The chart below indicates certain information about each of the statutory trusts and the junior subordinated deferrable interest debentures, including the date the junior subordinated deferrable interest debentures were issued, outstanding amounts of trust preferred securities and junior subordinated deferrable interest debentures, the maturity date of the junior subordinated deferrable interest debentures, the interest rates on the junior subordinated deferrable interest debentures and the investment banker.

Name of Trust	Issue Date	Amount of Trust Preferred Securities	Amount of Debentures	Stated Maturity Date of Trust Preferred Securities and Debentures(1)	Interest Rate of Trust Preferred Securities and Debentures(2)(3)
	(Dollars in thousands)
South Plains Financial Capital Trust III	2004	$10,000	$10,310	2034	3-mo. LIBOR + 265 bps; 5.13%
South Plains Financial Capital Trust IV	2005	20,000	20,619	2035	3-mo. LIBOR + 139 bps; 4.18%
South Plains Financial Capital Trust V	2007	15,000	15,464	2037	3-mo. LIBOR + 150 bps; 4.29%
Total		$45,000	$46,393
(1)	May be redeemed at the Company’s option.
(2)	Interest payable quarterly with principal due at maturity.
(3)	Rate as of last reset date, prior to December 31, 2018.

Liquidity and Capital Resources

Liquidity

Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.

Interest rate sensitivity involves the relationships between rate-sensitive assets and liabilities and is an indication of the probable effects of interest rate fluctuations on the Company’s net interest income. Interest rate-sensitive assets and liabilities are those with yields or rates that are subject to change within a future time period due to maturity or changes in market rates. The model is used to project future net interest income under a set of possible interest rate movements. The Company’s Investment/Asset Liability Committee reviews this information to determine if the projected future net interest income levels would be acceptable. The Company attempts to stay within acceptable net interest income levels.

Our liquidity position is supported by management of liquid assets and access to alternative sources of funds. Our liquid assets include cash, interest-bearing deposits in correspondent banks, federal funds sold, and fair value of unpledged investment securities. Other available sources of liquidity include wholesale deposits, and additional borrowings from correspondent banks, FHLB advances, and the Federal Reserve discount window.

Our short-term and long-term liquidity requirements are primarily met through cash flow from operations, redeployment of prepaying and maturing balances in our loan and investment portfolios, and increases in customer deposits. Other alternative sources of funds will supplement these primary sources to the extent necessary to meet additional liquidity requirements on either a short-term or long-term basis.

Capital Requirements

We are subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet regulatory capital requirements may result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for “prompt corrective action” (described below), we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting policies. The capital amounts and classifications are subject to qualitative judgments by the federal banking regulators about components, risk weightings and other factors. Qualitative measures established by regulation to ensure capital adequacy required us to maintain minimum amounts and ratio of CET1 capital, tier 1 capital and total capital to risk-weighted assets and of tier 1 capital to average consolidated assets, referred to as the “leverage ratio.” For further information, see “Supervision and Regulation – Regulatory Capital Requirements” and “Supervision and Regulation – Prompt Corrective Action Framework.”

In July 2013, the federal bank regulatory agencies adopted revisions to the agencies’ capital adequacy guidelines and prompt corrective action rules, which were designed to enhance such requirements and implement the revised standards of the Basel Committee on Banking Supervision, commonly referred to as Basel III. The final rules generally implemented higher minimum capital requirements, added a new common equity tier 1 capital requirement, and established criteria that instruments must meet to be considered common equity tier 1 capital, additional tier 1 capital or tier 2 capital. The new minimum capital to risk-adjusted assets requirements were a common equity tier 1 capital ratio of 4.5% (6.5% to be considered “well capitalized”) and a tier 1 capital ratio of 6.0%, increased from 4.0% (and increased from 6.0% to 8.0% to be considered “well capitalized”), and the total capital ratio remained at 8.0% under the new rules (10.0% to be considered “well capitalized”). Under the final capital rules that became effective on January 1, 2015, there was a requirement for a common phased-in equity tier 1 capital conservation buffer of 2.5% of risk-weighted assets which is in addition to the other minimum risk-based capital standards in the rule. Institutions that do not maintain this required capital buffer will become subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. The capital buffer requirement is being phased in over three years beginning in 2016. We have included the 0.625% increase for 2017 and 2018 in our minimum capital adequacy ratios in the table below. The capital buffer requirement effectively raises the minimum required common equity tier 1 capital ratio to 7.0%, the tier 1 capital ratio to 8.5%, and the total capital ratio to 10.5% on a fully phased-in basis on January 1, 2019.

The risk-based capital ratios measure the adequacy of a bank’s capital against the riskiness of its assets and off-balance sheet activities. Failure to maintain adequate capital is a basis for “prompt corrective action” or other regulatory enforcement action. In assessing a bank’s capital adequacy, regulators also consider other factors such as interest rate risk exposure; liquidity, funding and market risks; quality and level of earnings; concentrations of credit, quality of loans and investments; risks of any nontraditional activities; effectiveness of bank policies; and management’s overall ability to monitor and control risks.

At December 31, 2018, both we and the Bank met all the capital adequacy requirements to which we and the Bank were subject. At December 31, 2018, we and the Bank were “well capitalized” under the regulatory framework for prompt corrective action. Management believes that no conditions or events have occurred since December 31, 2018 that would materially adversely change such capital classifications. From time to time, we may need to raise additional capital to support our and the Bank’s further growth and to maintain our “well capitalized” status.

The table below also summarizes the capital requirements applicable to us and the Bank in order to be considered “well-capitalized” from a regulatory perspective, as well as our and the Bank’s capital ratios as of December 31, 2018 and December 31, 2017. We and the Bank exceeded all regulatory capital requirements under Basel III and the Bank was considered to be “well-capitalized” as of the dates reflected in the table below.

	Actual		Regulatory Capital Ratio Requirements		Minimum To be Considered “Well Capitalized”		Regulatory Capital Ratio Requirements, including fully phased in Capital Conservation
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2018:
Total capital (to risk-weighted assets)
Consolidated	$309,798	14.3%	$214,301	9.9%	n/a	n/a	$227,864	10.5%
Bank	294,572	13.6%	214,246	9.9%	$216,958	10.0%	227,806	10.5%
Tier 1 capital (to risk-weighted assets)
Consolidated	260,020	12.0%	170,898	7.9%	n/a	n/a	184,462	8.5%
Bank	271,266	12.5%	170,855	7.9%	173,567	8.0%	184,415	8.5%
CET 1 capital (to risk-weighted assets)
Consolidated	215,020	9.9%	138,346	6.4%	n/a	n/a	151,910	7.0%
Bank	271,266	12.5%	138,311	6.4%	141,023	6.5%	151,871	7.0%
Tier 1 capital (to average assets)
Consolidated	260,020	9.6%	108,033	4.0%	n/a	n/a	108,033	4.0%
Bank	271,266	10.1%	107,940	4.0%	134,925	5.0%	107,940	4.0%
	Actual		Regulatory Capital Ratio Requirements		Minimum To be Considered “Well Capitalized”		Regulatory Capital Ratio Requirements, including fully phased in Capital Conservation
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2017:
Total capital (to risk-weighted assets)
Consolidated	$303,301	15.1%	$185,220	9.3%	n/a	n/a	$210,250	10.5%
Bank	276,153	13.8%	184,982	9.3%	$199,980	10.0%	209,979	10.5%
Tier 1 capital (to risk-weighted assets)
Consolidated	260,773	13.0%	145,173	7.3%	n/a	n/a	170,202	8.5%
Bank	254,512	12.7%	144,986	7.3%	159,984	8.0%	169,983	8.5%
CET 1 capital (to risk-weighted assets)
Consolidated	215,773	10.8%	115,137	5.8%	n/a	n/a	140,167	7.0%
Bank	254,512	12.7%	114,989	5.8%	129,987	6.5%	139,986	7.0%
Tier 1 capital (to average assets)
Consolidated	260,773	10.1%	103,643	4.0%	n/a	n/a	103,643	4.0%
Bank	254,512	9.8%	103,484	4.0%	129,355	5.0%	103,484	4.0%

Contractual Obligations

The following tables contain supplemental information regarding our total contractual obligations at December 31, 2018 and December 31, 2017:

	Payments Due at December 31, 2018
	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
	(Dollars in thousands)
Time deposits	$163,101	$53,737	$94,676	$23	$311,537
Short-term borrowings	17,705	—	—	—	17,705
Notes payable and other long-term borrowings	—	20,000	—	75,000	95,000
Subordinated debt securities	7,530	—	—	26,472	34,002
Junior subordinated deferrable interest debentures	—	—	—	46,393	46,393
Operating lease commitments	1,834	2,188	1,868	5,095	10,985
Total contractual obligations	$190,170	$75,925	$96,544	$152,983	$515,622
	Payments Due at December 31, 2017
	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
	(Dollars in thousands)
Time deposits	$210,988	$51,165	$69,360	$—	$331,513
Short-term borrowings	15,550	—	—	—	15,550
Notes payable and other long-term borrowings	—	20,000	—	75,000	95,000
Subordinated debt securities	—	—	—	20,887	20,887
Junior subordinated deferrable interest debentures	—	—	—	46,393	46,393
Operating lease commitments	1,589	1,721	966	4,528	8,804
Total contractual obligations	$228,127	$72,886	$70,326	$146,808	$518,147

We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit to our customers is represented by the contractual or notional amount of those instruments. Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised. The contractual or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments. The amount and nature of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the potential borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private short-term borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary.

The following table summarizes commitments we have made as of the dates presented.

	December 31,
	2018	2017
	(Dollars in thousands)
Commitments to grant loans and unfunded commitments under lines of credit	$346,245	$290,441
Standby letters of credit	5,062	9,255
Total	$351,307	$299,696

We use our line of credit with the FHLB to take out letters of credit. These letters of credit pledged as collateral for certain public fund deposits. These letters of credit are off-balance sheet liabilities and would only be funded in the event of a default by the Company. The amount of these letters of credit with the FHLB was $199.0 million and $145.0 million at December 31, 2018 and 2017, respectively.

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our interest rate risk policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Our exposure to interest rate risk is managed by the Investment/Asset/Liability Committee, or the ALCO Committee, in accordance with policies approved by the Bank’s board of directors. The ALCO Committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO Committee considers the impact on earnings and capital on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO Committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the ALCO Committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk, which include an analysis of relationships between interest-earning assets and interest-bearing liabilities and an interest rate shock simulation model.

We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model. The average lives of non-maturity deposit accounts are based on decay assumptions and are incorporated into the model. All of the assumptions used in our analyses are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, we run a simulation model for a static balance sheet and other scenarios. These models test the impact on net interest income from changes in market interest rates under various scenarios. Under the static model, rates are shocked instantaneously and ramped rates change over a 12-month and 24-month horizon based upon parallel and non-parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Non-parallel simulation involves analysis of interest income and expense under various changes in the shape of the yield curve. Our internal policy regarding internal rate risk simulations currently specifies that for gradual parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not decline by more than 7.5% for a 100 basis point shift, 15% for a 200 basis point shift, and 22.5% for a 300 basis point shift.

The following tables summarize the simulated change in net interest income over a 12-month horizon as of the dates indicated:

	As of December 31,
	2018	2017
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Net Interest Income
+300	(0.95)	1.09
+200	(0.39)	0.91
+100	0.06	0.58
-100	(1.90)	(2.06)

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP. GAAP requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Non-GAAP Financial Measures

Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional financial measures discussed in this prospectus as being non-GAAP financial measures. We classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies reporting measures with similar names. It is important to understand how other banking organizations calculate their financial measures with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value per share is a non-GAAP measure generally used by investors, financial analysts and investment bankers to evaluate financial institutions. The most directly comparable GAAP financial measure for tangible book value per common share is book value per common share. We believe that the tangible book value per common share measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

As we did not have any goodwill or other intangible assets as of the years ended December 31, 2014 to 2018, our tangible book value per common share for such periods ended was the same as our respective book value per common share.

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by investors, financial analysts and investment bankers to evaluate financial institutions. We calculate tangible common equity, as described above, and tangible assets as total assets less goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization. The most directly comparable GAAP financial measure for tangible common equity to tangible assets is total common shareholders’ equity to total assets. We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period of tangible common equity to tangible assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders’ equity and assets while not increasing our tangible common equity or tangible assets.

As we did not have any goodwill or other intangible assets as of the years ended December 31, 2014 to 2018, our tangible common equity to tangible assets for such periods ended was the same as our respective common shareholders’ equity to total assets.

Critical Accounting Policies and Estimates

Our accounting and reporting policies conform to GAAP and conform to general practices within the industry in which we operate. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statement. In particular, management has identified several accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical in understanding our financial statements.

The JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

The following is a discussion of the critical accounting policies and significant estimates that we believe require us to make the most complex or subjective decisions or assessments. Additional information about these policies can be found in Note 1 of the Company’s consolidated financial statements as of December 31, 2018.

Basis of Presentation and Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. The Company includes all cash on hand, balances due from other banks, and Federal funds sold, all of which have original maturities within three months, as cash and cash equivalents.

Securities. Investment securities may be classified into trading, held-to-maturity, or available-for-sale portfolios. Securities that are held principally for resale in the near term are classified as trading. Securities that management has the ability and positive intent to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as trading or held-to-maturity are available-for-sale and are reported at fair value with unrealized gains and losses excluded from earnings, but included in the determination of other comprehensive income. Management uses these assets as part of its asset/liability management strategy; they may be sold in response to changes in liquidity needs, interest rates, resultant prepayment risk changes, and other factors. Management determines the appropriate classification of securities at the time of purchase. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Realized gains and losses and declines in value judged to be other-than-temporary are included in gain or loss on sale of securities. The cost of securities sold is based on the specific identification method.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the straight-line method, which is not materially different from the effective interest method required by GAAP.

Loans are placed on non-accrual status when, in management’s opinion, collection of interest is unlikely, which typically occurs when principal or interest payments are more than ninety days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Company’s allowance for loan losses consists of specific valuation allowances established for probable losses on specific loans and general valuation allowances calculated based on historical loan loss experience for similar loans with similar characteristics and trends, judgmentally adjusted for general economic conditions and other qualitative risk factors internal and external to the Company.

The allowance for loan losses is evaluated on a quarterly basis by management and is based upon management’s review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. The Bank’s loans are generally secured by specific items of collateral including real property, crops, livestock, consumer assets, and other business assets.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on various factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. All loans rated substandard or worse and greater than $250,000 are specifically reviewed to determine if they are impaired. Factors considered by management in determining whether a loan is impaired include payment status and the sources, amounts, and probabilities of estimated cash flow available to service debt in relation to amounts due according to contractual terms. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Loans that are determined to be impaired are then evaluated to determine estimated impairment, if any. GAAP allows impairment to be measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Loans that are not individually determined to be impaired or are not subject to the specific review of impaired status are subject to the general valuation allowance portion of the allowance for loan loss.

Loans Held for Sale. Loans held for sale are comprised of residential mortgage loans. Loans that are originated for best efforts delivery are carried at the lower of aggregate cost or fair value as determined by aggregate outstanding commitments from investors or current investor yield requirements. All other loans held for sale are carried at fair value. Loans sold are typically subject to certain indemnification provisions with the investor; management does not believe these provisions will have any significant consequences.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), and in April 2016, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) - Deferral of the Effective Date. The FASB amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer. These amendments are effective for financial statements as of December 31, 2019 and for interim financial statements beginning January 1, 2020. The adoption of this standard is not expected to have a material impact on the Company’s operating results or financial condition as the majority of the Company’s revenue sources are covered by other sections of the FASB codification.

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842). The FASB amended existing guidance that requires that lessees recognize lease assets and lease liabilities on the balance sheet and disclose key information about leasing arrangements. The Company is in the process of determining the effect of the standard on its consolidated operating results and financial condition. These amendments are effective for financial statements as of December 31, 2020 and for interim periods beginning January 1, 2021.

In January 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). The FASB issued guidance to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables, held-to-maturity securities, and debt securities. ASU 2016-13 is effective for the Company for annual periods beginning after December 15, 2021, including interim periods within those fiscal years. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently evaluating the impact adoption of ASU 2016-13 will have on its consolidated operating results and financial condition.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 320). The FASB issued guidance to address the diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The adoption of this standard is not expected to have a material impact on the Company’s operating results or financial condition. These amendments are effective for financial statements as of December 31, 2019 and interim periods beginning January 1, 2020.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815). The FASB issued guidance to improve the financial reporting of hedging relationships to better portray economic results of an entity’s risk management activities in its financial statements. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. These amendments are effective for financial statements as of December 31, 20120 and for interim periods beginning January 1, 2021. The adoption of this standard is not expected to have a material impact on the Company’s operating results or financial condition.

BUSINESS

Company Overview

We are a bank holding company headquartered in Lubbock, Texas, and City Bank is one of the largest independent banks in West Texas. We have additional banking operations in the Dallas-Fort Worth-Arlington and El Paso MSAs, as well as in the Greater Houston, College Station, and Ruidoso and Eastern New Mexico markets. Through City Bank, we provide a wide range of commercial and consumer financial services to small and medium-sized businesses and individuals in our market areas. Our principal business activities include commercial and retail banking, along with insurance, investment, trust and mortgage services.

We had total assets of $2.7 billion, gross loans held for investment of $2.0 billion, total deposits of $2.3 billion, and total shareholders’ equity of $154.6 million as of December 31, 2018.

Our History and Growth

Our company’s history dates back more than 75 years. We trace our beginnings to the founding of First State Bank of Morton, a community bank headquartered in West Texas that held approximately $1 million of total assets in 1941. In 1962, the bank was sold to new management, including J.K. Griffith, the father of our current Chairman and Chief Executive Officer, Curtis C. Griffith. Since Mr. Griffith was elected Chairman of First State Bank of Morton in 1984, the bank has transformed from a small-town institution with approximately $30 million in total assets and a single branch location into one of the largest community banks in West Texas. The parent company to First State Bank of Morton acquired South Plains National Bank of Levelland, Texas in 1991 and changed its name to South Plains Bank. The Company became the holding company to First State Bank of Morton and South Plains Bank in 1993, the same year we acquired City Bank. City Bank was originally established in Lubbock in 1984. We merged First State Bank of Morton and South Plains Bank into City Bank in 1998 and 1999, respectively. South Plains Financial, Inc. had more than $175 million in assets upon the closing of these acquisitions.

We currently operate 21 full-service banking locations across six geographic markets resulting from five acquisitions, de novo branches, and the formation of a de novo bank in Ruidoso, New Mexico, which we later merged into the Bank. We also operate 13 loan production offices both in our banking markets and in certain key areas that primarily focus on mortgage loan production. We build long-lasting relationships with our customers by delivering high quality products and services and have sought to capitalize on the opportunities presented by continued consolidation in the banking industry. We believe a major contributor to our historical success has been our focus on becoming the community bank of choice in all markets that we serve.

We have worked diligently to produce balance sheet growth, increase our earnings power, maintain sound credit quality, grow core deposits, create operational efficiencies, and improve digital and in-branch customer experiences. Our success in these areas is demonstrated by our:

•	Earnings growth, with a CAGR of 11.9% in net income for the five years ended December 31, 2018;
•	Loan growth, with a CAGR of 7.1% for the period December 31, 2013 to December 31, 2018;
•	Strong asset quality metrics, with a net charge-offs to average loans ratio of 0.27% for the year ended December 31, 2018 and our nonperforming assets representing 0.47% of our loans and OREO as of December 31, 2018; and
•	Core deposit base, which includes deposits obtained directly from depositors and excludes time deposits in excess of $250,000, deposits obtained from listing services, and brokered deposits, represented 90.4% of total deposits as of December 31, 2018, and our cost of total deposits, which was 0.80% for the year ended December 31, 2018.

Our Strategy

Our strategy is to deliver best-in-class customer service and achieve our goal of becoming the preferred community bank in our market areas. We aim to increase shareholder value by achieving profitable growth and operating leverage through a combination of:

•	Organic Growth. We focus primarily on the organic growth of existing business lines in our current market areas. Our customer-service driven, community-focused business model differentiates our company from competitors, many of which are larger out-of-market banks. Our strategy is to continue gathering low-cost deposits in these nonmetropolitan markets and deploy them in larger, more dynamic lending markets. The following shows our total deposits and gross loans held for investment in our community markets and our metropolitan markets as of December 31, 2018, which we believe illustrates this strategy.

	Deposits		Loans		Loans/ Deposits
	(Dollars in thousands)
	Amount	Overall %	Amount	Overall %
Metropolitan markets(1)	$394,756	17.3%	$567,394	29.0%	143.7%
Community markets(2)	$1,882,698	82.7%	$1,389,803	71.0%	73.8%

(1)	Includes three Dallas, TX branches, two El Paso, TX branches, and one Houston, TX branch.
(2)	Includes twelve branches in the Lubbock/South Plains market area, two branches in Ruidoso/Eastern, NM, and one branch in Bryan/College Station, TX.

In addition, we intend to actively recruit additional lenders and employees from other institutions. We have had success in this area which we believe is attributable to our employee ownership, long-standing market presence and desirable culture in which our employees can thrive. Finally, we cross-sell our various banking products, including our deposits and treasury wealth management to our commercial loan customers, which we believe provides a basis for expanding our banking relationships.

•	Growth Through Acquisitions. We intend to take advantage of strategic acquisition opportunities, including using our common stock as public currency to become a logical consolidator in our market areas. As of December 31, 2018, there were more than 160 banks in Texas and New Mexico with total assets between $250 million and $1.0 billion, which provides us with ample opportunities to make acquisitions that increase shareholder value both in our existing markets and in attractive new markets in those states, including in Midland and Odessa, Texas. Catalysts for acquisition activity include scale and operational issues, excessive regulation, shareholder liquidity needs, and management succession concerns. We believe that our longstanding presence in West Texas, our culture of emphasizing employees as our most important asset, and our financial commitment to helping our communities will give us a significant advantage in making us an acquirer of choice. We acquired an online mortgage platform and staff from an Overland Park, Kansas-based mortgage company at the end of November 2018 as part of our strategy to enhance our consumer-direct business model for our mortgage operations to accompany our traditional brick-and-mortar delivery channels. We employ 32 full-time employees at this location. We are not currently party to any arrangements, understandings, or agreements to make any material acquisitions.
•	Operational Improvements Through Enterprise Risk Management. We implemented a rigorous ERM system in the aftermath of the financial crisis, and view this development as a defining event for our institution. This system delivers a systematic approach to risk measurement and enhances the effectiveness of risk management across the institution. Integrating this system into our culture and strategic decision making has improved all functional areas of the business. Our asset quality has improved significantly by enhancing our underwriting process and establishing a specific credit appetite that aligns to the broader enterprise risk management framework. Operational oversight has been heightened to include monitoring for potential personnel, process and systems issues. We have also implemented monitoring and controls for other functional areas such as information security and technology, vendor management, liquidity, interest rate risk, compliance and company reputation. We believe the ERM program has positioned our company to better consummate acquisitions with less risk and increased cost savings. In addition, we believe we are one of the only community banks in our size range and market area to implement such a comprehensive risk management system.
•	Improving Efficiency and Profitability. We have invested in a number of systems and processes that we believe are comparable to those of much larger financial institutions. These include our new operations center located in Lubbock which houses back-office processing for deposit operations, loan operations, mortgage operations, and corporate training. We are also investing in digital and payments technologies to increase efficiencies and streamline processes. These technologies including remote deposit capture software for business customers, expanded usage of electronic signatures, online account tools, and technologies that facilitate more efficient item processing. We believe these investments will allow us to scale our business without commensurate additional expenses and help us further reduce our efficiency ratio over time. Our efficiency ratio was 77.6% and 77.9% for the years ended December 31, 2018 and 2017, respectively.

•	Emphasize Community Banking. We intend to continue operating our subsidiary bank as a community banking organization focused on meeting the specific needs of individuals and small and medium-sized businesses in our market areas. We will continue to provide a high degree of responsiveness and a wide variety of banking products and services to our customers. Our history and focus is centered on being a dominant bank in the smaller markets we serve. Our employees are engaged in numerous community activities and organizations beyond the bank and our consistent corporate message is that the success of our communities will drive the success of the Bank. We strive to meet all the financial needs of customers in those markets with outstanding products and service. We seek to leverage our banking platform as we expand into large metropolitan markets such as Dallas and Houston where we target customers looking for our relationship-based approach to banking and our sophisticated products and services.

Our Competitive Strengths

•	Management Depth and Experience. Our executive management team has an average of 31 years of commercial banking experience with strong track records and deep customer relationships in our markets. We believe that our executive team has significant depth in areas such as lending, loan administration, business operations, finance, accounting, and technology. Our management team has significant tenure with the Bank. Our Chairman and Chief Executive Officer, Curtis C. Griffith, has worked with our President, Cory T. Newsom, for over 28 years. Together the executive team has successfully managed profitable growth for the institution while also managing credit quality through economic downturns.

Curtis C. Griffith – Chairman and Chief Executive Officer – Age 66. Mr. Griffith has been with the Company since its inception and has worked with the Bank and its predecessor institutions for over 47 years. Mr. Griffith became our Chairman and President in 1993, with his title shifting to Chairman and Chief Executive Officer earlier this year in connection with a general update of our executive team's titles. In 1972, he was elected to the board of directors of First State Bank of Morton, Texas, a predecessor institution to the Bank, and continues to serve on the board of directors of the Bank. He has served on the board of directors of IBAT and continues to serve on the Legislative and PAC committees for IBAT.

Cory T. Newsom – Director and President – Age 51. Mr. Newsom began his 36-year career in banking by progressing through our lending and operations areas. He currently serves as President of the Company and serves on the board of directors of the Company and the Bank. Mr. Newsom served as Chief Operating Officer of the Bank before being named President and Chief Executive Officer of the Bank in 2008. He also serves on the board of directors of IBAT.

Steven B. Crockett – Chief Financial Officer and Treasurer – Age 47. Mr. Crockett has served as Chief Financial Officer and Treasurer of the Company and as Chief Financial Officer of the Bank since 2015. He previously served as Senior Vice President and Controller of the Company from 2010 to 2014 and as Controller of the Bank from 2001 to 2014. As Controller, he was responsible for financial and regulatory reporting, coordinating financial statement audits, budgeting, capital forecasting, and financial projections. Before joining the Bank, he practiced in public accounting for seven years with an accounting firm that had previously functioned as a practicing office of PricewaterhouseCoopers, LLP in Lubbock, Texas.

Kevin R. Bass – Chief Credit Officer – Age 52. Mr. Bass began his 31-year career in banking as a credit analyst before serving as a bank regulator with the Texas Department of Banking for four years. He started with the Bank in 1995 as an asset review officer and currently serves as the Chief Credit Officer of each of the Company and the Bank. He has served on the board of directors of the Bank since 2006.

Mikella D. Newsom – Chief Risk Officer and Secretary – Age 45. Ms. Newsom has a 23-year banking career that started at First State Bank of Morton, a predecessor institution to the Bank.

She currently serves as Chief Risk Officer and Secretary of the Company and Chief Risk Officer of the Bank. She previously held the position of Chief Financial Officer of the Bank. She is a member of the Risk Management Association and the Texas Bankers Association where she serves on the Chief Risk Officer steering committee. Ms. Newsom has no familial relationship with Cory Newsom.

Kelly L. Deterding – President of Windmark Insurance and Senior Vice President, Insurance Development of City Bank – Age 61. Mr. Deterding has served as President of Windmark Insurance Agency, Inc., or Windmark Insurance, and as Senior Vice President of Insurance Development at the Bank since 2003. He has worked in the crop insurance industry since 1996, previously serving as an adjuster, a claims supervisor and a marketing representative for American Agrisurance. Mr. Deterding is also involved in several U.S. industry trade associations that represent the interests of the private sector crop insurance industry.

•	Low Cost Core-Deposit Base. We have built a strong core deposit base over many years by providing quality products and services to customers in our market areas. We offer retail deposit services through our existing branch network, as well as digital banking products. Core deposits totaled $2.1 billion, or 90.4% of total deposits, and noninterest-bearing deposits totaled $510.1 million, or 22.4% of total deposits as of December 31, 2018. Our cost of total deposits was 0.80% for the year ended December 31, 2018.

•	Well-Balanced Loan Portfolio. We lend to both individual and business borrowers, with 68.9% of loans made to business customers, and 31.1% of loans made to individual customers as of December 31, 2018. The Bank establishes a personal relationship with its customers and their businesses, with the goal of creating the right loans for the right borrowers and the right properties.
•	Strong Asset Quality. We believe our in-depth knowledge of our markets and customers, as well as the implementation of consistent and conservative underwriting, has allowed us to maintain strong asset quality over time. Our nonperforming assets were $9.2 million as of December 31, 2018, which represents less than 0.47% of our loans and OREO. Our net charge-offs as a percentage of average loans was 0.27% for the year ended December 31, 2018. Additionally, our loan loss reserve to nonperforming loans ratio was 332.6% as of December 31, 2018.

•	Fee Income. Our fee income is primarily driven by our mortgage operations, debit card and other bank service charge income, and income for our insurance, trust and investment services business. Fee income comprised 35.3% of our total revenue for the year ended December 31, 2018. This compares to a median fee income of 10.3% of total revenue for major exchange-traded banks headquartered in Texas with total assets between $1.0 billion and $5.0 billion and 15.6% of total revenue for all banks headquartered in Texas with total assets between $1.0 billion and $5.0 billion. Our fee income provides shareholders with a recurring and diversified earnings stream. Total fee income was $52.1 million for the year ended December 31, 2018 and has increased significantly over the past five years due primarily to growth and improved performance in our mortgage banking operations.

•	Outstanding Place to Work. The Bank has been repeatedly recognized as an outstanding place to work, with American Banker naming it one of the “Best Banks to Work For” for six consecutive years and ranking it the number 13 bank in the nation in 2018. We believe that we provide excellent pay and benefits to our employees as well as a safe and inviting workplace. Our employees respond with extraordinary loyalty and by making us known in our communities as a bank that does the right things for the right reasons.
•	Inside Ownership. Our ESOP, employees, officers and directors of the Company and the Bank, and the families they represent, are our primary shareholders. Currently, they represent shareholders who own 70.1% of our common stock. We believe that this level of insider ownership keeps our corporate goals and strategy aligned with the interests of all shareholders.

Our Banking Markets

Lubbock/South Plains

We operate 12 branches holding $1.7 billion of deposits in the Lubbock MSA and the surrounding South Plains region as of December 31, 2018. The Lubbock MSA is home to more than 315,000 people with major industries in agribusiness – primarily cotton, corn, and grain sorghum – as well as education, trade and transportation, health services and government, among others. Lubbock is home to Texas Tech University, a public research university enrolling more than 35,000 students each year, according to the university’s website. Texas Tech’s student enrollment ranks within the top 10 for universities in Texas as of the Spring 2018 semester, and is one of only two campuses in the state to house an undergraduate university, law school, and medical school. Lubbock Christian University is also headquartered in Lubbock and Wayland Baptist University and South Plains College maintain campuses here. The Lubbock MSA reports unemployment of 3.1% for 2018 according to Forbes, which also listed Lubbock as one of its “Best Places for Business and Careers” during 2018, with a gross metro product of more than $14.0 billion during 2018. Major employers in the Lubbock MSA include Texas Tech University, United Super Market, Covenant Health System, UMC Health System and Lubbock ISD, according to the Lubbock Economic Development Alliance.

Dallas

We operate three branches with $258.7 million of deposits as of December 31, 2018 and six mortgage offices in the Dallas-Fort Worth-Arlington MSA, which we refer to as the Dallas-Fort Worth metroplex. The Dallas-Fort Worth metroplex is the largest MSA in Texas and fourth largest in the nation as of 2018, according to S&P Global. It saw the second highest population growth of any MSA from 2010 to 2018 and third highest employment growth from 2015 to 2018, according to S&P Global. The area also serves as the corporate headquarters for 22 Fortune 500 companies including Southwest Airlines, AT&T and Exxon Mobil, ranking third in the nation for Fortune 500 corporate headquarters, according to the Dallas Regional Chamber of Commerce. The Dallas-Fort Worth metroplex area was responsible for producing 33% of the state’s total gross domestic product in 2018. The Dallas-Fort Worth International Airport is the fourth largest in the country for passenger traffic according to the Dallas Morning News. According to the U.S. Bureau of Economic Analysis, and, according to the Dallas Economic Development, the MSA is home to over 65,000 businesses, adding over 300 jobs per day on average over the past twelve months.

El Paso

We operate two bank branches with $111.2 million of deposits as of December 31, 2018 and a mortgage office in the El Paso MSA, which has a population of more than 850,000. The El Paso MSA is adjacent to Juarez, Mexico, which has a growing industrial center, an estimated population of 1.5 million people, and has contributed to significant growth in El Paso. The El Paso MSA provides manufacturing, education, and retail services to businesses and residents in Juarez. The El Paso MSA is home to Fort Bliss, which houses the 1st Armored Division, the 32nd Army Air and Missile Defense Command and the 402nd Field Artillery Brigade, among other major units. Fort Bliss is also adjacent to the White Sands Missile Range. Civil employers include a number of universities, including The University of Texas at El Paso, The Texas Tech School of Medicine, El Paso Community College, and Vista College. The largest industries in the El Paso MSA are military, healthcare, educational services and retail. The highest paying industries are business management, oil and gas and utilities according to Data USA.

Houston

We operate one branch with $24.8 million of deposits in the city of Houston as of December 31, 2018. The Houston-The Woodlands-Sugarland MSA, which we refer to as Greater Houston, is the corporate headquarters for 21 Fortune 500 companies, ranking fourth among metro areas according to the Greater Houston Partnership. Greater Houston had the seventh largest gross domestic product in the U.S. in 2016, according to the U.S. Bureau of Economic Analysis. While Houston is known as the “Energy Capital of the World,” the metropolitan area also boasts the largest medical complex in the world, has the second busiest port in the United States in 2017, and is a leader in international business. Houston’s economic success is projected to continue, with employment growth of 1.74% annually through the year 2040, according to the Perryman Group. Greater Houston has seen robust population expansion over the last several years – largely a result of the companies headquartered in the area, such as Anadarko Petroleum, Aon Hewitt, ConocoPhillips, Sysco, Waste Connections, Inc., Halliburton and Baker Hughes, among others, according to The Houston Chronicle.

Bryan/College Station

We operate one branch and one mortgage office in the city of College Station, Texas, which has $67.7 million in deposits as of December 31, 2018. The Bryan-College Station MSA, which we refer to as Bryan/College Station, is home to Texas A&M University, which enrolls over 68,000 students and is the largest university in the state according to the Texas Higher Education Coordinating Board. Bryan/College Station ranked first in Texas and third nationwide for Best Small Places for Business and Careers in 2017 with job growth of 10.3% from 2015 to 2018, according to Forbes. Unemployment in the Bryan/College station MSA reached a historically low rate of 2.8% in 2018. Total construction project valuation in Bryan/College Station was over $750 million in 2016. Notable ongoing projects include the Texas A&M RELLIS Campus, a $250 million, 2,000 acre campus dedicated to technology development, as well as the continued development of ATLAS, a master planned community and business complex specifically constructed for companies engaged in medical technology and pharmaceuticals.

Ruidoso/Eastern New Mexico

We operate two branches with $116.3 million of deposits as of December 31, 2018 in the village of Ruidoso, New Mexico, which makes our institution the largest deposit holder in the Ruidoso micropolitan statistical area. Based on the customers we serve and our strategic plan, we consider the Eastern New Mexico region, including Ruidoso, to be our market area. The Ruidoso micropolitan statistical area is home to a population of more than 20,000, according to data obtained through the United States Census Bureau. Ruidoso has seen a large amount of investment over the last decade from developers. Notable projects include housing subdivisions and condominiums, as well as retail centers, all of which are transforming the once slow-moving mountain community into one of popularity and high growth, especially for active retirees. Ruidoso is home to a number of public and private schools, as well as a two-year community college branch of Eastern New Mexico University.

Lending and Loan Portfolio

Overview

The lending activities of our subsidiary, City Bank, focus primarily on providing small and medium-sized businesses and consumers in our market area with a variety of loan products. Commercial real estate lending includes development of office buildings, apartments, hotels, and shopping centers. Other loan types include loans secured by farms and ranches and various consumer loans, such as residential real estate loans and home equity loans. We lend to both individual and business borrowers, with 68.9% of loans made to business customers, and 31.1% of loans made to individual customers as of December 31, 2018. The Bank establishes a personal relationship with its customers and their businesses, with the goal of creating the right loans for the right borrowers and the right properties.

The following graph shows each major category of our loan portfolio as of December 31, 2018:

As of December 31, 2018 and 2017, our loan portfolio, excluding loans held for sale, consisted of the following:

	As of December 31,
	2018	2017
	(Dollars in thousands)
Commercial real estate:
Commercial real estate, non-owner-occupied	$394,751	$376,961
Commercial construction	143,286	129,933
Commercial – general:
Commercial real estate, owner-occupied	209,192	196,352
Other commercial − general	218,536	213,705
Commercial – specialized:
Agricultural production	150,731	157,499
Farmland	61,780	69,882
Energy	30,878	39,592
Other commercial – Finance, Investment, and Insurance	61,633	62,146
Consumer:
1-4 family residential	346,153	313,350
Auto loans	191,647	146,622
Other consumer	70,209	66,191
Construction:
1-4 family construction	78,401	65,922
	1,957,197	1,838,155
Allowance for loan losses	(23,126)	(21,461)
Loans, net	$1,934,071	$1,816,694

Commercial Real Estate Loans. We offer real estate loans for commercial property that is owned by real estate investors. Commercial real estate loan terms are generally five years or less and amortization is generally limited to 20 years or less, although payments may be structured on a longer amortization basis in unusual cases. The interest rates on our commercial real estate loans may be fixed or adjustable, although rates typically are not fixed for a period exceeding five years. We charge an origination fee for our services on the majority of these loans. Our practice is to obtain personal guarantees from the principal owners of the business supported by a review of the principal owners’ personal financial statements and global debt service obligations. We also make construction loans to small and medium-sized business to construct owner-occupied properties and loans to developers of commercial real estate investment properties and residential developments.

Commercial real estate loans increased $31.1 million, or 6.1%, to $538.0 million as of December 31, 2018 from $506.9 million as of December 31, 2017. The increase in commercial real estate loans during this period was mostly driven by a general increase in lending activity, primarily in our Lubbock/South Plains and Dallas markets.

Commercial – General. We make general commercial loans, including commercial lines of credit, working capital loans, term loans, equipment financing, asset acquisition, expansion and development loans, borrowing base loans, letters of credit and other loan products, primarily in our target markets that are underwritten on the basis of the borrower’s ability to service the debt from cash flows. Our policy requires liens on general business assets including, among other things, available real estate, accounts receivable, promissory notes, inventory and equipment and our practice is to obtain a personal guaranty from the borrower or the principal. Our commercial loans generally have variable interest rates and terms that typically range from one to five years depending on factors such as the type and size of the loan, the financial strength of the borrower/guarantor and the age, type and value of the collateral. Fixed rate commercial loan maturities are generally short-term, with one to five year maturities, or include periodic interest rate resets. Commercial loans that are secured by owner occupied commercial real estate and depend primarily on operating cash flows for repayment are also included in this category of loan.

Commercial loans categorized as “general” increased $17.7 million, or 4.3%, to $427.7 million as of December 31, 2018 from $410.1 million as of December 31, 2017.

Commercial – Specialized. Commercial related loans that are categorized as “specialized” include agricultural production and real estate loans, energy loans, and finance, investment, and insurance loans. We offer both fixed-rate and adjustable-rate agricultural real estate loans to finance the borrower’s operating expenses, such as feed, fertilizer and irrigation costs. Generally, our agricultural real estate loans amortize over periods not in excess of 20 years and have a loan-to-value ratio of 80.0% or less. We generally require agricultural borrowers to obtain multi-peril crop insurance coverage through a program partially subsidized by the federal government to help mitigate the risk of crop failures. Agricultural operating loans are generally originated at an adjustable- or fixed-rate of interest and generally for a term of one year, unless secured by breeding livestock or farm equipment, which may have a term of up to five years. Lastly, within our specialized commercial loan categories, our energy loans consist primarily of oil and gas exploration and production loans, together with loans to oil and gas service providers. Our energy loans comprise only 1.6% of our gross loans held for investment as of December 31, 2018.

Commercial loans categorized as “specialized” decreased $24.1 million, or 7.3%, to $305.0 million as of December 31, 2018 from $329.1 million as of December 31, 2017 primarily due to the loss of an agricultural loan officer at the end of 2017.

Consumer Loans. We make a variety of loans to individuals, including auto loans, through both direct and indirect channels, and owner-occupied 1-4 family real estate loans. We also offer finance and investment loans to individuals and entities investing in 1-4 family real estate investment vehicles. Consumer loans are underwritten based on the individual borrower’s income, current debt level, past credit history and the value of any available collateral. The terms of consumer loans vary considerably based upon the loan type, nature of collateral and size of the loan. Indirect dealer loans, which include primarily automobile loans, but also loans for recreational vehicles, boats, and personal watercraft, are the fastest growing portion of our consumer loans. However, residential real estate loans comprise the largest portion of our consumer loans. We offer first and second lien one-to-four family mortgage loans, as well as home equity lines of credit, in each case primarily on owner occupied primary residences. Our retail consumer real estate lending products are offered primarily to consumer customers within our geographic markets.

Consumer and other loans increased $81.8 million, or 15.6%, to $608.0 million as of December 31, 2018, from $526.2 million as of December 31, 2017. The increases in these loans were primarily a result of expanded lending in the indirect dealer loan portfolio in the Lubbock/South Plains market.

Construction Loans. Our construction portfolio includes loans to individual clients for construction of single family homes in our market areas. These construction loans are generally made with a term of one to two years with interest paid monthly. Our underwriting policy does allow for exceptions in which the term of a construction and development loan may be longer than two years, however, the term must be realistic and consistent with the borrower’s documented ability to repay. The ratio of the loan principal to the value of the collateral, as established by independent appraisal, typically will not exceed regulatory supervisory guidelines. Loan proceeds are generally disbursed based on the percentage of completion and after the project has been reviewed by an independent internal or external inspector.

Construction loans increased $12.5 million, or 18.9%, to $78.4 million as of December 31, 2018 from $65.9 million as of December 31, 2017. The increase resulted from continued organic growth, especially in our Lubbock/South Plains markets.

Credit Risk

The principal economic risk associated with our loans is creditworthiness of our borrowers and collateral support for our loans. We limit our risk by monitoring and analyzing borrowers’ cash flow and collateral value. We actively monitor potential credit risk on individual loans, which may include the reassignment of marginal credits and development of intervention plans for problem loans. We carefully maintain and manage credit risk on a portfolio basis as well, including through management of key asset quality ratios. Our classified assets to capital ratio as of December 31, 2018 was 13.0%. We also seek to improve and expand within our loan staff, most recently through expansion of our in-house appraisal department to incorporate additional commercial and residential appraisals.

For risks associated with specific types of loans in our portfolio, see “Risk Factors.”

Credit Policies and Procedures

General. We adhere to what we believe are disciplined underwriting standards, but also remain cognizant of serving the credit needs of customers in our primary market areas by offering flexible loan solutions in a responsive and timely manner. We maintain asset quality through an emphasis on local market knowledge, long-term customer relationships, consistent and thorough underwriting and a conservative credit culture. We also seek to maintain a broadly diversified loan portfolio across customer, product and industry types. Our lending policies do not provide for loans that are highly speculative, subprime or that have high loan-to-value ratios. These components, together with active credit management, are the foundation of our credit culture, which we believe is critical to enhancing the long-term value of our organization to our customers, employees, shareholders and communities.

We have a service-driven, relationship-based, business-focused credit culture, rather than a price-driven, transaction-based culture. Substantially all of our loans are made to borrowers located or operating in our primary market areas with whom we have ongoing relationships across various product lines. The few loans secured by properties outside of our primary market areas were made to borrowers who are otherwise well-known to us.

Credit Concentrations. In connection with the management of our credit portfolio, we actively manage the composition of our loan portfolio, including credit concentrations. Our loan approval policies establish concentrations limits with respect to industry and loan product type to enhance portfolio diversification. These limits are reviewed bi-monthly as part of our credit analytics Board Credit Risk Committee program. Commercial real estate concentrations are monitored by the Board of Directors at least quarterly. The Board Credit Risk Committee is comprised of outside directors and two Bank officers, including the Chairman of the Board and the Bank’s Chief Executive Officer.

Loan Approval Process. We seek to achieve an appropriate balance between prudent, disciplined underwriting and flexibility in our decision-making and responsiveness to our customers. Our board requires loans to relationships in excess of $15 million to be approved by the Board Credit Risk Committee. As of December 31, 2018, the Bank had a legal lending limit of approximately $67.8 million. As of that date, our largest 20 largest borrowing relationships ranged from approximately $15.5 million to $31.0 million (including unfunded commitments) and totaled approximately $419.8 million in total commitments (representing, in the aggregate, 18.2% of our total outstanding commitments).

Our credit approval policies provide for various levels of officer and senior management lending authority for new credits and renewals, which are based on position, capability and experience. Loans in excess of an individual officer’s lending limit up to $1 million may be approved by one of three lending and credit senior officers. Loans to relationships between $1 million and $15 million are approved by our Lending Market Committee or the Executive Loan Committee depending on size. These limits are reviewed periodically by the Bank’s board of directors. We believe that our credit approval process provides for thorough underwriting and efficient decision making.

Credit Risk Management. Credit risk management involves a partnership between our loan officers and our credit approval, credit administration and collections personnel. Loan delinquencies and exceptions are constantly monitored by credit personnel and consultations with lenders occur as often as daily. Our evaluation program for our loan officers includes significant goals, such as the percentages of past due loans and charge-offs to total loans in the officer’s portfolio, that we believe motivate the loan officers to focus on the origination and maintenance of high quality credits consistent with our strategic focus on asset quality.

Our policies require rapid notification of delinquency and prompt initiation of collection actions. Loan officers, credit administration personnel and senior management proactively support collection activities.

In accordance with our procedures, we perform annual asset reviews of our larger relationships. As part of these asset review procedures, we analyze recent financial statements of the property, borrower and any guarantor, the borrower’s revenues and expenses, and any deterioration in the relationship or in the borrower’s and any guarantor’s financial condition. Upon completion, we update the grade assigned to each loan. Our credit policy requires that loan officers promptly update risk ratings for all loans as warranted by changing circumstances of the borrower or the credit and to notify credit administration personnel of any risks developing in a portfolio or in an individual borrowing relationship. We maintain a list of loans that receive additional attention if we believe there may be a potential credit risk.

Loans that are adversely classified undergo a detailed quarterly review by Loan Review personnel. This review includes an evaluation of the market conditions, the property’s trends, the borrower and guarantor status, the level of reserves required and loan accrual status. These reports are reviewed by a group of lending and credit personnel to evaluate collection effectiveness for each loan reported. Additionally, we periodically have an independent, third-party review performed on our loan grades and our credit administration functions. Our external loan review firm schedules three to four visits per year and attempts to achieve a penetration of 60%. Finally, we perform, at least annually, a stress test of our loan portfolio, in which we evaluate the impact of declining economic conditions on the portfolio based on previous recessionary periods. Credit personnel review these reports and present them to the Board Credit Risk Committee. These asset review procedures provide management with additional information for assessing our asset quality.

Deposits

We fund the majority of our loans using our low-cost core deposit base and do not rely heavily on wholesale funding or other more volatile sources of liquidity. Core deposits include deposits obtained directly from depositors and exclude time deposits in excess of $250,000, deposits obtained from listing services, and brokered deposits obtained through an intermediary. We consider our core deposits to be our primary and most valuable low-cost funding source for our lending business. We believe our markets provide a stable source of funding and will be a greater source of core deposits as interest rates continue to increase and core deposits become increasingly difficult to attract. As of December 31, 2018, core deposits and noninterest-bearing deposits represented 90.4% and 22.4% of our total deposits, respectively.

The following graph shows each major category of our deposit base as of December 31, 2018:

As of December 31, 2018 and 2017, our deposits consisted of the following:

	As of December 31,
	2018	2017
	(Dollars in thousands)
Noninterest-Bearing	$510,067	$475,162
NOW & Other Trans. Accounts	277,041	277,053
MMDA & Other Savings	1,085,309	960,637
Brokered Deposits	93,500	109,716
Retail Time Deposits	185,997	191,450
Jumbo Time Deposits	125,540	140,063
Total Deposits	$2,277,454	$2,154,081

We offer customers traditional deposit products through our branch network and the ability to access their accounts through online and mobile banking platforms. Our deposit services include retail and commercial products, including a competitive array of treasury management products. We offer a variety of deposit accounts with a range of interest rates and terms including demand, savings, money market and certificates of deposit with the goal of attracting a wide variety of customers, including individuals, small- to medium-sized businesses, associations, financial institutions and government entities in our geographic markets. We strive to retain an attractive deposit mix from both large and small customers as well as a broad market reach. We believe our competitive pricing and products, convenient branch locations and quality personal customer service enable us to attract and retain deposits. We employ conventional marketing initiatives and advertising and, in addition, leverage our community commitment activities to generate new accounts. We generally seek a full banking relationship from our customers, which has contributed to our internal deposit growth. This often includes encouraging a new customer to consider both business and personal checking accounts and other deposit services. Our bankers offer our deposit products to our loan customers in an effort to cross-sell our services to existing relationships.

Securities Portfolio

We manage our securities portfolio primarily for liquidity purposes, including depositor and borrower funding requirements and availability as collateral for public fund deposits, with a secondary focus on interest income. Our portfolio is classified as either available-for-sale or held-to-maturity and can be used for pledging on public deposits, selling under repurchase agreements and meeting unforeseen liquidity needs. The investments are a variety of high-grade securities, including government agency securities, government guaranteed mortgage backed securities and municipal securities. Prior to December 2017, we historically have sold few securities. We did reposition the portfolio from December 2017 to August 2018 as a response to the passage of the Tax

Reform Act as well as our conversion to a C Corporation. We adjusted the concentration of our securities portfolio from a municipal and lower yield agency securities base into a mortgage-backed and other asset-backed securities composition.

Our investment policy is reviewed annually by the Bank’s board of directors. Overall investment goals are established by the Bank’s board of directors and the Bank’s Investment/Asset Liability Committee. The Bank’s board of directors has delegated the responsibility of monitoring our investment activities to the Investment/Asset Liability Committee.

Sources of Fee Income

Our noninterest income comprises a significant portion of our total revenue and represented 35.3% of such in 2018. The largest components of our noninterest income include revenues from our mortgage banking activities, service charges on deposit accounts, income from insurance activities, and bank card services and interchange fees.

Mortgage Banking

Our mortgage originations totaled $544.7 million for the year ended December 31, 2018. In 2018, we sold approximately 94% of the mortgages we originated. We originate mortgages primarily from our branches or loan production offices in Lubbock, El Paso, College Station, Abilene, Arlington, Beaumont, Dallas, Forney, Grand Prairie, Houston, Plano, and Southlake, Texas, and Overland Park, Kansas. We refer to our loan production offices as mortgage offices. While our mortgage operation represents a sizable component of our total revenue, comprising 14.5%, or $21.4 million, for the year ended December 31, 2018, we view the mortgage business as an ancillary part of our operations. Within our mortgage origination portfolio, refinances of existing mortgages represented 20% of total mortgage originations in 2018. We retain mortgage servicing rights from time to time when we sell mortgages to third parties. As of December 31, 2018, we serviced $133.1 million of mortgages that we originated and sold to third parties.

We leverage a variety of digital reporting tools to increase the efficiency of the underwriting process, enhance loan production and boost overall margins while keeping expenses to a minimum. We have recently added mortgage offices in the Austin/Round Rock metropolitan area and further expansion opportunities will continue to be explored. New market expansion will depend primarily on opportunities to hire and retain high quality loan origination staff. We acquired an online mortgage platform and staff from an Overland Park, Kansas-based mortgage company at the end of November 2018. We acquired this platform as part of our strategy to enhance our consumer-direct business model for our mortgage operations to accompany our traditional brick-and-mortar delivery channels, and we employ 35 full-time employees at this location. We believe this operational strategy will improve profitability through reduced costs and increased mortgage origination volume.

Insurance

Windmark Insurance, a wholly-owned subsidiary of the Bank, offers a variety of crop insurance products through our offices in Texas and Colorado and by acting as the general agency for independent agents in seventeen states. Windmark Insurance’s operations contributed $6.9 million of total revenues for the year ended December 31, 2018. That revenue was derived from a total premium base of over $132 million. Crop insurance is offered to producers of many different crops from 15 approved providers who operate under agreements with the USDA. We conduct business with five of these approved providers. The USDA shares underwriting losses with those providers and also reimburses them for certain administrative and operational expenses. Our revenue is based on a share of those reimbursements and profit sharing when underwriting losses are minimized by those providers. This program has been in place under prior federal farm bills and has been reauthorized until December 31, 2023 under the recently enacted Agriculture Improvement Act of 2018, more commonly referred to as the 2018 Farm Bill.

Trust Services

City Bank Trust, a division of the Bank, has a range of traditional trust products and services along with several retirement services and products including estate administration, family trust administration, revocable and irrevocable trusts (including life insurance trusts), real estate administration, charitable trusts for individuals and corporations, 401(k) plans, self-directed IRAs, simplified employee pensions plans, ESOPs, defined benefit plans, profit-sharing plans, Keoghs and managed IRAs. Our trust department had $276.2 million of assets under management at December 31, 2018, and contributed $1.4 million of fee income for the year ended December 31, 2018. Trust assets under management have grown at a CAGR of 8.3% since December 31, 2013.

Investment Services

The Investment Center at City Bank provides a variety of investments offered through Raymond James Financial Services (Member FINRA/SIPC) including self-directed IRAs, money market funds, 401(k) plans, mutual funds, annuities and tax-deferred annuities, stocks and bonds, investments for non-U.S. residents, treasury bills, treasury notes and bonds and tax-exempt municipal bonds. Gross revenue for 2018 was $1.8 million with $429.2 million in assets under management at December 31, 2018.

Other Products and Services

We offer banking products and services that are competitively priced with a focus on convenience and accessibility. We offer a full suite of online banking solutions including access to account balances, online transfers, online bill payment and electronic delivery of customer statements, mobile banking solutions, including remote check deposit with mobile bill pay. We offer ATMs and banking by telephone, mail and personal appointment. We offer debit cards with no ATM surcharges within our network for checking customers, direct deposit, cashier’s checks, as well as wire transfer services and automated clearing house, or ACH, services.

We offer a full array of commercial treasury management services designed to be competitive with banks of all sizes. Treasury management services include balance reporting (including current day and previous day activity), transfers between accounts, wire transfer initiation, ACH origination and stop payments. Cash management deposit products consist of remote deposit capture, positive pay, zero balance accounts and sweep accounts.

We evaluate our services on an ongoing basis, and will add or remove services based upon the perceived needs and financial requirements of our customers, competitive factors and our financial and other capabilities. Future services may also be significantly influenced by improvements and developments in technology and evolving state and federal laws and regulations.

Competition

The banking and financial services industry is highly competitive, and we compete with a wide range of financial institutions within our markets, including local, regional and national commercial banks and credit unions. We also compete with mortgage companies, trust companies, brokerage firms, consumer finance companies, mutual funds, securities firms, insurance companies, third-party payment processors, financial technology companies and other financial intermediaries for certain of our products and services. Some of our competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to us.

Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within the banking and financial services industry. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Other important competitive factors in our industry and markets include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer excellent banking products and services. While we seek to remain competitive with respect to fees charged, interest rates and pricing, we believe that our broad suite of financial solutions, our high-quality customer service culture, our positive reputation and our long-standing community relationships will enable us to compete successfully within our markets and enhance our ability to attract and retain customers.

Information Technology Systems

We have made and continue to make significant investments in our information technology systems and staff for our banking and lending operations and treasury management activities. We believe that these investments are essential to enhancing our capabilities to offer new products and the overall customer experience, to provide scale for future growth and acquisitions and to increase controls and efficiencies in our back-office operations. We have obtained our core data processing platform from a nationally recognized bank processing vendor providing us with capabilities to support the continued growth of the Bank. Our internal network and e-mail systems are maintained in-house. We leverage the capabilities of a third-party service provider to provide the technical expertise around network design and architecture that is required for us to operate as an effective and efficient organization. We actively manage our business continuity plan. We strive to follow all recommendations outlined by the Federal Financial Institutions Examination Council in an effort to establish that we have effectively identified our risks and documented contingency plans for key functions and systems, including providing for back-up sites for all critical applications. We perform tests of the adequacy of these contingency plans on at least an annual basis.

We utilize other select third-party providers to enhance our in-house data processing activities. The scalability of this infrastructure is designed to support our growth strategy. We regularly test our ability to automatically switch over to standby systems to allow us to recover our systems and provide business continuity quickly in case of a disaster. These critical business applications and processes are included in the business continuity plans referenced above.

Enterprise Risk Management

We place significant emphasis on risk mitigation as an integral component of our organizational culture. Our comprehensive risk management framework and risk identification is a continuous process and occurs at both the transaction level and the portfolio level. We control risks through limits that are communicated through policies, standards, procedures and processes that define responsibility and authority. Such limits serve as a means to control exposures to the various risks associated with our activities, and are meaningful management tools that can be adjusted if conditions or risk tolerances change. In addition, we maintain a process to authorize exceptions or changes to risk limits when warranted. These risk management practices help to ensure effective reporting, compliance with all laws, rules and regulations, avoid damage to our reputation and related consequences, and attain our strategic goals while avoiding pitfalls and surprises along the way.

The board of directors of the Bank approves policies that set operational standards and risk limits, and any changes require approval by the Bank’s board of directors. Executive Management is responsible for the implementation, integrity and maintenance of our risk management systems ensuring the directives are implemented and administered in compliance with the approved policy.

Our focus on risk management covers all major functions within the Bank, including the loan underwriting function, continuous asset quality monitoring, asset/liability management, regulatory compliance, strategic and operational risk, cyber risk, and reputational risk. With regard to interest rate risk, we have implemented an extensive asset/liability management process, and utilize a well-known interest rate risk model to evaluate interest rate risk on a quarterly basis. We have also established a management compliance committee that is responsible for the Bank’s state and federal regulatory compliance performance. Major functions of the committee include oversight of all consumer related compliance, including, but not limited to: the Home Mortgage Disclosure Act, the CRA, the Truth-in-Lending Act / Real Estate Settlement Procedures Act, the Truth in Savings Act, Regulation H (flood matters), the Fair Credit Reporting Act / Fair and Accurate Credit Transactions Act, Fair Lending and Redlining. The committee members are stakeholders from all areas of the Bank who work together to execute, monitor, and report on all compliance related aspects of the Bank’s operation. The full committee meets on a monthly basis to report on the previous month’s activities, review open action items, and to discuss upcoming regulatory implementations and changes. A selected member of the committee reports the activities of the committee to the Bank’s board of directors on a monthly basis.

Employees

As of December 31, 2018, we had approximately 684 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or is a party to a collective bargaining agreement. We consider our relationship with our employees to be satisfactory and have not experienced interruptions of operations due to labor disagreements.

Properties

The Company’s corporate offices are located at 5219 City Bank Parkway, Lubbock, Texas. The Company’s corporate office space also serves as the main office of, and is owned by, the Bank. The Bank currently operates full-service banking branches and mortgage offices in the following markets:

Lubbock/South Plains		Dallas
Location	Branch or LPO	Location	Branch or LPO
Lubbock	Main Branch	Plano	Branch
Lubbock	4th Street Branch	Dallas	Uptown Branch
Lubbock	50th and Indiana Branch	Forney	Branch
Lubbock	Kingsgate Branch	Arlington	LPO
Lubbock	Milwaukee Branch	Dallas	Hillcrest LPO
Lubbock	Overton Branch	Dallas	Addison Baldwin LPO
Lubbock	University Branch	Plano	LPO
Lubbock	Frankford Ave. Branch	Grand Prairie	LPO
Morton	Branch	Southlake	LPO
Springlake	Branch
Idalou	Branch
Levelland	Branch
El Paso		Houston
Location	Branch or LPO	Location	Branch or LPO
El Paso	East Branch	Houston	Branch
El Paso	West Branch
El Paso	Mesa Hills LPO
Bryan/College State		Ruidoso/Eastern New Mexico
Location	Branch or LPO	Location	Branch or LPO
College Station	Branch	Ruidoso	Gateway Branch
College Station	LPO	Ruidoso	River Crossing Branch
Other Markets
Location	Branch or LPO
Abilene, Texas	LPO
Austin, Texas	LPO
Beaumont, Texas	LPO
Dripping Springs, Texas	LPO
Overland Park, Kansas	LPO

We lease certain of our banking facilities and believe that the leases to which we are subject are generally on terms consistent with prevailing market terms, and none of the leases are with our directors, officers, beneficial owners of more than 5% of our voting securities or any affiliates of the foregoing. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Litigation

From time to time, the Company or the Bank is a party to claims and legal proceedings arising in the ordinary course of business. Management does not believe any present litigation or the resolution thereof will have a material adverse effect on the business, consolidated financial condition or results of operations of the Company.

The most significant litigation in which the Bank is currently involved has been brought by a townhome association and an owner of one of the townhomes. The Bank was the lender on property acquisition and construction loans on a townhome project in Arlington, Texas. After the developer defaulted on the loans, the Bank took title to the property in 2011 and later sold the remaining unsold townhouse units. The townhome association plaintiff alleges on behalf of the individual homeowners that the developer, the developer’s general partner, the general contractor, and the Bank are liable for damages suffered in connection with the townhome project. The townhome association plaintiff asserts causes of action for negligence, breach of implied warranties, violations of the Texas Deceptive Trade Practices Act, or the DTPA, fraud, negligent misrepresentation, breach of fiduciary duty, equitable estoppel, and breach of contract. The townhome association plaintiff seeks actual damages, including costs of repair that its expert estimates to be approximately $8,000,000; treble damages under the DTPA; exemplary damages; attorneys’ fees; expert fees; and court costs. The individual owner is also asserting similar causes of action. The individual owner has not disclosed a damages amount he is seeking but has produced a repair cost estimate of at least $92,000.

The Bank has filed cross-claims against the other defendants, and a third-party claim against a repair company that worked on the property after the deed in lieu of foreclosure. The Bank has also filed a motion for summary judgement as to the claims asserted against the Bank by the townhome association plaintiff . The trial court recently granted the Bank’s motion for summary judgment and dismissed all of the townhome association plantiff’s claims against the Bank, ruling that the association take nothing by those claims. That ruling is not yet a final judgment. Once it is a final judgement, the townhome association plaintiff might appeal the summary judgment ruling. The claims filed against the Bank by the individual owner of a townhome remain pending.

The Bank’s general liability and directors and officers liability insurance carriers have acknowledged their obligation to defend the Bank in this matter. The general liability policies during the relevant policy years have limits of $1,000,000, and potentially up to $2,000,000, and the related excess policies have limits of $15,000,000. The directors and officers liability insurance policy has a limit of $10,000,000 and a retention of $250,000. Each of those insurance carriers has issued one or more “Reservation of Rights” letters, asserting that certain terms of the insurance policies might relieve them of the obligation to indemnify the Bank in the event it suffers a loss in the litigation. While the litigation is pending, the insurers may choose to seek an out-of-court settlement of the claims against the Bank. Furthermore, the Bank has tendered this matter to other insurance carriers that issued policies to the townhome association, the developer or the general contractor, and who might be obligated to provide coverage to the Bank under an additional insured endorsement or other obligation, and the Bank continues to conduct discovery of other insurance policies that may be applicable to this matter. At this time, one of those other insurance carriers has agreed to defend the Bank but has reserved its rights to deny coverage. The remaining other carriers to which the Bank has tendered this matter have not agreed to defend or indemnify the Bank.

SUPERVISION AND REGULATION

The following is a general summary of the material aspects of certain statutes and regulations that are applicable to us. These summary descriptions are not complete, and you should refer to the full text of the statutes, regulations, and corresponding guidance for more information. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on our business or our revenues.

General

We are extensively regulated under U.S. federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the TDB, the Federal Reserve, the FDIC and the CFPB. Furthermore, tax laws administered by the IRS, and state taxing authorities, accounting rules developed by the FASB, securities laws administered by the SEC and state securities authorities and AML laws enforced by the U.S. Department of the Treasury, or Treasury, also impact our business. The effect of these statutes, regulations, regulatory policies and rules are significant to our financial condition and results of operations. Further, the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of banks, their holding companies and their affiliates. These laws are intended primarily for the protection of depositors, customers and the DIF rather than for shareholders. Federal and state laws, and the related regulations of the bank regulatory agencies, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can affect the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management’s ability and performance, earnings, liquidity and various other factors. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

Regulatory Capital Requirements

The federal banking agencies require that banking organizations meet several risk-based capital adequacy requirements. These risk-based capital adequacy requirements are intended to provide a measure of capital adequacy that reflects the perceived degree of risk associated with a banking organization’s operations, both for transactions reported on the banking organization’s balance sheet as assets and for transactions that are recorded as off-balance sheet items, such as letters of credit and recourse arrangements. In 2013, the federal bank regulatory agencies issued final rules, or the Basel III Capital Rules, establishing a new comprehensive capital framework for banking organizations. The Basel III Capital Rules implement the Basel Committee’s December 2010 framework for strengthening international capital standards and certain provisions of the Dodd-Frank Act. The Basel III Capital Rules became effective on January 1, 2015.

The Basel III Capital Rules require the Bank and, upon completion of this offering, the Company, to comply with four minimum capital standards: a tier 1 leverage ratio of at least 4.0%; a CET1 to risk-weighted assets of 4.5%; a tier 1 capital to risk-weighted assets of at least 6.0%; and a total capital to risk-weighted assets of at least 8.0%. CET1 capital is generally comprised of common shareholders’ equity and retained earnings. Tier 1 capital is generally comprised of CET1 and additional tier 1 capital. Additional tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes tier 1 capital (CET1 capital plus additional tier 1 capital) and tier 2 capital. Tier 2 capital is generally comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in tier 2 capital is the allowance limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income, or AOCI, up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into CET1 capital (including unrealized gains and losses on available-for-sale-securities). The calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

The Basel III Capital Rules also establish a “capital conservation buffer” of 2.5% above the regulatory minimum risk-based capital requirements. The capital conservation buffer requirement was phased in beginning in January 2016 and, as of January 2019, is now fully implemented. An institution is subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers, if its capital level is below the buffered ratio.

The Basel III minimum capital ratios as applicable to the Bank, and to the Company upon completion of this offering, in 2019 after the full phase-in period of the capital conservation buffer are summarized in the table below.

	Basel III Minimum for Capital Adequacy Purposes	Basel III Additional Capital Conservation Buffer	Basel III Ratio with Capital Conservation Buffer
Total risk based capital (total capital to risk-weighted assets)	8.00%	2.50%	10.50%
Tier 1 risk based capital (tier 1 to risk-weighted assets)	6.00%	2.50%	8.50%
Common equity tier 1 risk based capital (CET1 to risk-weighted assets)	4.50%	2.50%	7.00%
Tier 1 leverage ratio (tier 1 to average assets)	4.00%	—	4.00%

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a banking organization’s assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. As a result, higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien 1-4 family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors. The Basel III Capital Rules increased the risk weights for a variety of asset classes, including certain CRE mortgages. Additional aspects of the Basel III Capital Rules’ risk-weighting requirements that are relevant to the Company and the Bank include:

•	assigning exposures secured by single-family residential properties to either a 50% risk weight for first-lien mortgages that meet prudent underwriting standards or a 100% risk weight category for all other mortgages;
•	providing for a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable (increased from 0% under the previous risk-based capital rules);
•	assigning a 150% risk weight to all exposures that are nonaccrual or 90 days or more past due (increased from 100% under the previous risk-based capital rules), except for those secured by single-family residential properties, which will be assigned a 100% risk weight, consistent with the previous risk-based capital rules;

•	applying a 150% risk weight instead of a 100% risk weight for certain high-volatility commercial real estate, or HVCRE, ADC loans; and
•	applying a 250% risk weight to the portion of mortgage servicing rights and deferred tax assets arising from temporary differences that could not be realized through net operating loss carrybacks that are not deducted from CET1 capital (increased from 100% under the previous risk-based capital rules).

As of December 31, 2018, the Company’s and the Bank’s capital ratios exceeded the minimum capital adequacy guideline percentage requirements under the Basel III Capital Rules on a fully phased-in basis.

On November 21, 2018, federal regulators released a proposed rulemaking that would, if enacted, provide certain banks and their holding companies with the option to elect out of complying with the Basel III Capital Rules. Under the proposal, a qualifying community banking organization would be eligible to elect the community bank leverage ratio framework if it has a community bank leverage ratio, or CBLR, greater than 9% at the time of election.

A qualifying community banking organization, or QCBO, is defined as a bank, a savings association, a bank holding company or a savings and loan holding company with:

•	total consolidated assets of less than $10 billion;
•	total off-balance sheet exposures (excluding derivatives other than credit derivatives and unconditionally cancelable commitments) of 25% or less of total consolidated assets;
•	total trading assets and trading liabilities of 5% or less of total consolidated assets;
•	MSAs of 25% or less of CBLR tangible equity; and
•	temporary difference DTAs of 25% or less of CBLR tangible equity.

A QCBO may elect out of complying with the Basel III Capital Rules if, at the time of the election, the QCBO has a CBLR above 9%. The numerator of the CBLR is referred to as “CBLR tangible equity” and is calculated as the QCBO’s total capital as reported in compliance with Call Report and FR Y-9C instructions, or Reporting Instructions (prior to including non-controlling interests in consolidated subsidiaries) less:

•	Accumulated other comprehensive income (referred to in the industry as AOCI);
•	Intangible assets, calculated in accordance with Reporting Instructions, other than mortgage servicing assets; and
•	Deferred tax assets that arise from net operating loss and tax credit carry forwards net of any related valuations allowances.

The denominator of the CBLR is the QCBO’s average assets, calculated in accordance with Reporting Instructions and less intangible assets and deferred tax assets deducted from CBLR tangible equity.

The Company will continue to monitor this rulemaking. If and when the rulemaking goes into effect, the Company and the Bank will consider whether it would be possible and advantageous at that time to elect to comply with the community bank leverage ratio framework.

Prompt Corrective Action

The Federal Deposit Insurance Act requires federal banking agencies to take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. For purposes of prompt corrective action, the law establishes five capital tiers: “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” A depository institution’s capital tier depends on its capital levels and certain other factors established by regulation. The applicable FDIC regulations have been amended to incorporate the increased capital requirements required by the Basel III Capital Rules that became effective on January 1, 2015. Under the amended regulations, an institution is deemed to be “well-capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a tier 1 risk-based capital ratio of 8.0% or greater, a CET1 ratio of 6.5% or greater and a leverage ratio of 5.0% or greater.

At each successively lower capital category, a bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from making capital distributions and paying management fees to its holding company if doing so would make the bank “undercapitalized.” Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). “Significantly undercapitalized” banks are subject to broad regulatory restrictions, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying bonuses or increasing compensation to senior executive officers without FDIC approval. “Critically undercapitalized” are subject to even more severe restrictions, including, subject to a narrow exception, the appointment of a conservator or receiver within 90 days after becoming critically undercapitalized.

The appropriate federal banking agency may determine (after notice and opportunity for a hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

The capital classification of a bank affects the frequency of regulatory examinations, the bank’s ability to engage in certain activities and the deposit insurance premium paid by the bank. A bank’s capital category is determined solely for the purpose of applying prompt correct action regulations and the capital category may not accurately reflect the bank’s overall financial condition or prospects.

As of December 31, 2018, the Bank met the requirements for being deemed “well-capitalized” for purposes of the prompt corrective action regulations.

Enforcement Powers of Federal and State Banking Agencies

The federal bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver for financial institutions. Failure to comply with applicable laws and regulations could subject us and our officers and directors to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed above under “—Prompt Corrective Actions,” the appropriate federal bank regulatory agency may appoint the FDIC as conservator or receiver for a depository institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the depository institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan. The TDB also has broad enforcement powers over us, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

The Company

General. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended, or the BHCA. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is required to file with the Federal Reserve periodic reports of its operations and such additional information as the Federal Reserve may require.

Acquisitions, Activities and Change in Control. The BHCA generally requires the prior approval by the Federal Reserve for any merger involving a bank holding company or a bank holding company’s acquisition of more than 5% of a class of voting securities of any additional bank or bank holding company or to acquire all or substantially all of the assets of any additional bank or bank holding company. In reviewing applications seeking approval of merger and acquisition transactions, the Federal Reserve considers, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial resources of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant’s performance record under the CRA and the effectiveness of all organizations involved in the merger or acquisition in combating money laundering activities. In addition, failure to implement or maintain adequate compliance programs could cause bank regulators not to approve an acquisition where regulatory approval is required or to prohibit an acquisition even if approval is not required.

Subject to certain conditions (including deposit concentration limits established by the BHCA and the Dodd-Frank Act), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to complete interstate mergers or acquisitions. For a discussion of the capital requirements, see “Regulatory Capital Requirements” above.

Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 5.00% and 24.99% ownership.

Permitted Activities. The BHCA generally prohibits the Company from controlling or engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be “so closely related to banking as to be a proper incident thereto.” This authority would permit the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuing such activity, ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of non-banking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Company has not elected to be a financial holding company, and we have not engaged in any activities determined by the Federal Reserve to be financial in nature or incidental or complementary to activities that are financial in nature.

If the Company should elect to become a financial holding company, the Company and the Bank must be well-capitalized, well-managed, and have a least a satisfactory CRA rating. If the Company were to become a financial holding company and the Federal Reserve subsequently determined that the Company, as a financial holding company, is not well-capitalized or well-managed, the Company would have a period of time during which to achieve compliance, but during the period of noncompliance, the Federal Reserve may place any limitations on the Company that the Federal Reserve believes to be appropriate. Furthermore, if the Company became a financial holding company and the Federal Reserve subsequently determined that the Bank, as a financial holding company subsidiary, has not received a satisfactory CRA rating, the Company would not be able to commence any new financial activities or acquire a company that engages in such activities.

Source of Strength. Federal Reserve policy historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide it. The Company must stand ready to use its available resources to provide adequate capital to the Bank during periods of financial stress or adversity. The Company must also maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting the Bank. The Company’s failure to meet its source of strength obligations may constitute an unsafe and unsound practice or a violation of the Federal Reserve’s regulations or both. The source of strength obligation most directly affects bank holding companies where a bank holding company’s subsidiary bank fails to maintain adequate capital levels. Any capital loans by a bank holding company to the subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. The BHCA provides that in the event of a bank holding company’s bankruptcy any commitment by a bank holding company to a federal bank regulatory agency to maintain the capital of its subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Safe and Sound Banking Practices. Bank holding companies and their non-banking subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or that constitute a violation of law or regulations. Under certain conditions the Federal Reserve may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. The Federal Reserve also has the authority to regulate the debt of bank holding companies, including the authority to impose interest rate ceilings and reserve requirements on such debt. Under certain circumstances the Federal Reserve may require a bank holding company to file written notice and obtain its approval prior to purchasing or redeeming its equity securities, unless certain conditions are met.

Tie in Arrangements. Federal law prohibits bank holding companies and any subsidiary banks from engaging in certain tie in arrangements in connection with the extension of credit. For example, the Bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that (i) the customer must obtain or provide some additional credit, property or services from or to the Bank other than a loan, discount, deposit or trust services, (ii) the customer must obtain or provide some additional credit, property or service from or to the Company or the Bank, or (iii) the customer must not obtain some other credit, property or services from competitors, except reasonable requirements to assure soundness of credit extended.

Dividend Payments, Stock Redemptions and Repurchases. The Company’s ability to pay dividends to its shareholders is affected by both general corporate law considerations and the regulations and policies of the Federal Reserve applicable to bank holding companies, including the Basel III Capital Rules. Generally, a Texas corporation may not make distributions to its shareholders if (i) after giving effect to the dividend, the corporation would be insolvent, or (ii) the amount of the dividend exceeds the surplus of the corporation. Dividends may be declared and paid in a corporation’s own treasury shares that have been reacquired by the corporation out of surplus. Dividends may be declared and paid in a corporation’s own authorized but unissued shares out of the surplus of the corporation upon the satisfaction of certain conditions.

It is the Federal Reserve’s policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. The Federal Reserve possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

Bank holding companies must consult with the Federal Reserve before redeeming any equity or other capital instrument included in tier 1 or tier 2 capital prior to stated maturity, if such redemption could have a material effect on the level or composition of the organization’s capital base. In addition, bank holding companies are unable to repurchase shares equal to 10% or more of its net worth if it would not be well-capitalized (as defined by the Federal Reserve) after giving effect to such repurchase. Bank holding companies experiencing financial weaknesses, or that are at significant risk of developing financial weaknesses, must consult with the Federal Reserve before redeeming or repurchasing common stock or other regulatory capital instruments.

The Bank

General. The Bank is a Texas banking association and is subject to supervision and regulation by the TDB and the FDIC. The Bank is also subject to certain regulations of the CFPB. As a Texas banking association, the Bank is subject to the examination, supervision and regulation by the TDB, the chartering authority for Texas banks, and by the FDIC. The TDB supervises and regulates all areas of the Bank’s operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank’s corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends and the establishment or closing of banking offices. The FDIC is the Bank’s primary federal regulatory agency and periodically examines the Bank’s operations and financial condition and compliance with federal law. In addition, the Bank’s deposit accounts are insured by the DIF to the maximum extent provided under federal law and FDIC regulations, and the FDIC has certain enforcement powers over the Bank.

Depositor Preference. In the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors including the parent bank holding company with respect to any extensions of credit they have made to that insured depository institution.

Brokered Deposit Restrictions. Well-capitalized institutions are not subject to limitations on brokered deposits, while adequately capitalized institutions are able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and subject to certain restrictions on the yield paid on such deposits. Undercapitalized institutions are generally not permitted to accept, renew or roll over brokered deposits. As of December 31, 2018, the Bank was eligible to accept brokered deposits without a waiver from the FDIC.

Deposit Insurance. As an FDIC-insured institution, the Bank is required to pay deposit insurance premiums to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. For deposit insurance assessment purposes, an insured depository institution is placed in one of four risk categories each quarter. An institution’s assessment is determined by multiplying its assessment rate by its assessment base. The total base assessment rates range from 1.5 basis points to 40 basis points. While in the past an insured depository institution’s assessment base was determined by its deposit base, amendments to the Federal Deposit Insurance Act revised the assessment base so that it is calculated using average consolidated total assets minus average tangible equity.

Additionally, the Dodd-Frank Act altered the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The FDIC had until September 3, 2020 to meet the 1.35% reserve ratio target, but it announced in November 2018 that the DIF had reached 1.36%, exceeding the 1.35% reserve ratio target.

At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, may increase or decrease the assessment rates following notice and comment on proposed rulemaking. As a result, the Bank’s FDIC deposit insurance premiums could increase. During the year ended December 31, 2018, the Bank paid $1.0 million in FDIC deposit insurance premiums.

Audit Reports. For insured institutions with total assets of $1.0 billion or more, financial statements prepared in accordance with GAAP, management’s certifications signed by our and the Bank’s chief executive officer and chief accounting or financial officer concerning management’s responsibility for the financial statements, and an attestation by the auditors regarding the Bank’s internal controls must be submitted. For institutions with total assets of more than $3.0 billion, independent auditors may be required to review quarterly financial statements. FDICIA requires that the Bank have an independent audit committee, consisting of outside directors only, or that we have an audit committee that is entirely independent. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel and must not include representatives of large customers. The Bank’s audit committee consists entirely of independent directors.

FICO Assessments. In addition to paying basic deposit insurance assessments, insured depository institutions must pay Financing Corporation, or FICO, assessments. FICO is a mixed-ownership governmental corporation chartered by the former Federal Home Loan Bank Board to recapitalize the former Federal Savings and Loan Insurance Corporation. FICO issued 30-year non-callable bonds of approximately $8.1 billion that mature in 2017 through 2019. Since 1996, federal legislation requires that all FDIC-insured depository institutions pay assessments to cover interest payments on FICO’s outstanding obligations. During the year ended December 31, 2018, the Bank paid $70,000 in FICO assessments.

Examination Assessments. Texas-chartered banks are required to pay an annual assessment fee to the TDB to fund its operations. The fee is based on the amount of the bank’s assets at rates established by the Finance Commission of Texas. During the year ended December 31, 2018, the Bank paid examination assessments to the TDB totaling $230,000.

Capital Requirements. Banks are generally required to maintain minimum capital ratios. For a discussion of the capital requirements applicable to the Bank, see “Regulatory Capital Requirements” above.

Bank Reserves. The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily NOW and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve “discount window” as a secondary source of funds if the institution meets the Federal Reserve’s credit standards.

Liquidity Requirements. Historically, regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, without required formulaic measures. The Basel III liquidity framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests. The federal banking agencies adopted final Liquidity Coverage Ratio rules in September 2014 and proposed Net Stable Funding Ratio rules in May 2016. These rules introduced two liquidity related metrics: Liquidity Coverage Ratio is intended to require financial institutions to maintain sufficient high-quality liquid resources to survive an acute stress scenario that lasts for one month; and Net Stable Funding Ratio is intended to require financial institutions to maintain a minimum amount of stable sources relative to the liquidity profiles of the institution’s assets and contingent liquidity needs over a one-year period.

While the Liquidity Coverage Ratio and the proposed Net Stable Funding Ratio rules apply only to the largest banking organizations in the country, certain elements may filter down and become applicable to or expected of all insured depository institutions and bank holding companies.

Dividend Payments. The primary source of funds for the Company is dividends from the Bank. Unless the approval of the FDIC is obtained, the Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of the Bank’s net income during the current calendar year and the retained net income of the prior two calendar years. In addition, pursuant to the Texas Finance Code, as a Texas banking association, the Bank generally may not pay a dividend that would reduce its outstanding capital and surplus unless it obtains the prior approval of the Texas Banking Commissioner. As a Texas corporation, we may, under the TBOC, pay dividends out of net profits after deducting expenses, including loan losses. The FDIC and the TDB also may, under certain circumstances, prohibit the payment of dividends to the Company from the Bank. Texas corporate law also requires that dividends only be paid out of funds legally available therefor.

The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its minimum capital requirements under applicable regulatory guidelines as of December 31, 2018.

Transactions with Affiliates. The Bank is subject to sections 23A and 23B of the Federal Reserve Act, or the Affiliates Act, and the Federal Reserve’s implementing Regulation W. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Accordingly, transactions between the Company, the Bank and any non-bank subsidiaries will be subject to a number of restrictions. The Affiliates Act imposes restrictions and limitations on the Bank from making extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or other affiliates, the purchase of, or investment in, stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets of the Company or other affiliates. Such restrictions and limitations prevent the Company or other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Furthermore, such secured loans and investments by the Bank to or in the Company or to or in any other non-banking affiliate are limited, individually, to 10% of the Bank’s capital and surplus, and such transactions are limited in the aggregate to 20% of the Bank’s capital and surplus. All such transactions, as well as contracts entered into between the Bank and affiliates, must be on terms that are no less favorable to the Bank than those that would be available from non-affiliated third parties. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.

Financial Subsidiaries. Under the GLBA, subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form “financial subsidiaries” that may conduct financial activities or activities incidental thereto, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank’s equity investment in the financial subsidiary be deducted from the bank’s assets and tangible equity for purposes of calculating the bank’s capital adequacy. In addition, the GLBA imposed new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates. As of December 31, 2018, the Bank did not have any financial subsidiaries.

Loans to Directors, Executive Officers and Principal Shareholders. The authority of the Bank to extend credit to its directors, executive officers and principal shareholders, including their immediate family members and corporations and other entities that they control, is subject to substantial restrictions and requirements under the Federal Reserve’s Regulation O, as well as the Sarbanes-Oxley Act. These statutes and regulations impose limits on the amount of loans the Bank may make to directors and other insiders and require that the loans must be made on substantially the same terms, including interest rates and collateral, as prevailing at the time for comparable transactions with persons not affiliated with the Company or the Bank, that the Bank must follow credit underwriting procedures at least as stringent as those applicable to comparable transactions with persons who are not affiliated with the Company or the Bank and that the loans must not involve a greater than normal risk of non-payment or include other features not favorable to the Bank. Furthermore, the Bank must periodically report all loans made to directors and other insiders to the bank regulators. As of December 31, 2018, the Bank’s total amount of lines of credit for loans to insiders and loans outstanding to insiders was $10.0 million.

Limits on Loans to One Borrower. As a Texas banking association, the Bank is subject to limits on the amount of loans it can make to one borrower. With certain limited exceptions, loans and extensions of credit from Texas banking associations outstanding to any borrower (including certain related entities of the borrower) at any one time may not exceed 25% of the tier 1 capital of the Bank. A Texas banking association may lend an additional amount if the loan is fully secured by certain types of collateral, like bonds or notes of the United States. Certain types of loans are exempted from the lending limits, including loans secured by segregated deposits held by the Bank. The Bank’s legal lending limit to any one borrower was approximately $67.8 million as of December 31, 2018.

Safety and Soundness Standards / Risk Management. The federal banking agencies have adopted guidelines establishing operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the financial institution’s primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator’s order is cured, the regulator may restrict the financial institution’s rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

During the past decade, the bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the financial institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud or unforeseen catastrophes will result in unexpected losses. New products and services, third party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. The Bank is expected to have active board and senior management oversight; adequate policies, procedures and limits; adequate risk measurement, monitoring and management information systems; and comprehensive internal controls.

Branching Authority. Deposit-taking banking offices must be approved by the FDIC and, if such office is established within Texas, the TDB, which consider a number of factors including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate power. The Dodd-Frank Act permits insured state banks to engage in interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by a bank in such state. Finally, the Company may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.

Interstate Deposit Restrictions. The Interstate Act, together with the Dodd-Frank Act, relaxed prior branching restrictions under federal law by permitting, subject to regulatory approval, banks to establish branches in states where the laws permit banks chartered in such states to establish branches.

Section 109 of the Interstate Act prohibits a bank from establishing or acquiring a branch or branches outside of its home state primarily for the purpose of deposit production. To determine compliance with Section 109, the appropriate federal banking agency first compares a bank’s estimated statewide loan-to-deposit ratio to the estimated host state loan-to-deposit ratio for a particular state. If a bank’s statewide loan-to-deposit ratio is at least one-half of the published host state loan-to-deposit ratio, the bank has complied with Section 109. A second step is conducted if a bank’s estimated statewide loan-to-deposit ratio is less than one-half of the published ratio for that state. The second step requires the appropriate agency to determine whether the bank is reasonably helping to meet the credit needs of the communities served by the bank’s interstate branches. A bank that fails both steps is in violation of Section 109 and subject to sanctions by the appropriate agency. Those sanctions may include requiring the bank’s interstate branches in the non-compliant state be closed or not permitting the bank to open new branches in the non-compliant state.

For purposes of Section 109, the Bank’s home state is Texas and the Bank operates branches in one host state: New Mexico. The most recently published host state loan-to-deposit ratio using data as of June 30, 2017 reflects a statewide loan-to-deposit ratio in New Mexico of 62%. As of December 31, 2018, the Bank’s statewide loan-to-deposit ratio in New Mexico was 34%. Accordingly, management believes that the Bank is in compliance with Section 109 in New Mexico after application of the first step of the two-step test.

Community Reinvestment Act. The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low and moderate income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions or holding company formations.

The federal banking agencies have adopted regulations which measure a bank’s compliance with its CRA obligations on a performance based evaluation system. This system bases CRA ratings on an institution’s actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from a high of “outstanding” to a low of “substantial noncompliance.” The Bank had a CRA rating of “satisfactory” as of its most recent CRA assessment.

Anti-Money Laundering and the Office of Foreign Assets Control Regulation. The USA PATRIOT Act is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The USA PATRIOT Act substantially broadened the scope of United States AML laws and regulations by imposing significant compliance and due diligence obligations, created new crimes and penalties and expanded the extra territorial jurisdiction of the United States. Financial institutions are also prohibited from entering into specified financial transactions and account relationships, must use enhanced due diligence procedures in their dealings with certain types of high risk customers and must implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with the USA PATRIOT Act or its regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be in violation of these obligations.

Among other requirements, the USA PATRIOT Act and implementing regulations require banks to establish AML programs that include, at a minimum:

•	internal policies, procedures and controls designed to implement and maintain the bank’s compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;
•	systems and procedures for monitoring and reporting suspicious transactions and activities;
•	a designated compliance officer;
•	employee training;
•	an independent audit function to test the AML program;
•	procedures to verify the identity of each customer upon the opening of accounts; and
•	heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program, or CIP, as part of its AML program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists. Financial institutions are also required to comply with various reporting and recordkeeping requirements. The Federal Reserve and the FDIC consider an applicant’s effectiveness in combating money laundering, among other factors, in connection with an application to approve a bank merger or acquisition of control of a bank or bank holding company.

Likewise, OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. Financial institutions are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence.

Failure of a financial institution to maintain and implement adequate AML and OFAC programs, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Concentrations in Commercial Real Estate. The federal banking agencies have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm nonresidential properties (excluding loans secured by owner-occupied properties) and loans for construction, land development, and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. On December 18, 2015, the federal banking agencies jointly issued a “statement on prudent risk management for commercial real estate lending”. As of December 31, 2018, the Company did not exceed the levels to be considered to have a concentration in commercial real estate lending and believes its credit administration to be consistent with the recently published policy statement.

The Basel III Capital Rules also require loans categorized as “high-volatility commercial real estate,” or HVCRE, to be assigned a 150% risk weighting and require additional capital support. However, the EGRRCPA, signed into law in May 2018, prohibits federal banking regulators from imposing higher capital standards on HVCRE exposures unless they are for ADC and clarifying ADC status. As of December 31, 2018, we had $221.7 million in ADC loans and $4.7 million in HVCRE loans.

Consumer Financial Services

We are subject to a number of federal and state consumer protection laws that extensively govern our relationship with our customers. These laws include ECOA, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, FHA, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, the Military Lending Act, and these laws’ respective state law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices and subject us to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys’ fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for mergers or acquisitions or prohibition from engaging in such transactions even if approval is not required.

Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those listed above. These state and local laws regulate the manner in which financial institutions deal with customers when taking deposits, making loans or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability.

Rulemaking authority for most federal consumer protection laws was transferred from the prudential regulators to the CFPB on July 21, 2011. In some cases, regulators such as the Federal Trade Commission and the DOJ also retain certain rulemaking or enforcement authority. The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices, or UDAAP, and to investigate and penalize financial institutions that violate this prohibition. While the statutory language of the Dodd-Frank Act sets forth the standards for acts and practices that violate the prohibition on UDAAP, certain aspects of these standards are untested, and thus it is currently not possible to predict how the CFPB will exercise this authority.

The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The CFPB has significant authority to implement and enforce federal consumer protection laws and new requirements for financial services products provided for in the Dodd-Frank Act, as well as the authority to identify and prohibit UDAAP. The review of products and practices to prevent such acts and practices is a continuing focus of the CFPB, and of banking regulators more broadly. The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. In addition, the Dodd-Frank Act provides the CFPB with broad supervisory, examination and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB also has the authority to obtain cease and desist orders providing for affirmative relief or monetary penalties. The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition or results of operations.

The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, like the Bank, will continue to be examined by their applicable bank regulators.

Mortgage and Mortgage-Related Products, Generally. Because abuses in connection with home mortgages were a significant factor contributing to the financial crisis, many provisions of the Dodd-Frank Act and rules issued thereunder address mortgage and mortgage-related products, their underwriting, origination, servicing and sales. The Dodd-Frank Act significantly expands underwriting requirements applicable to loans secured by 1-4 family residential real property and augmented federal law combating predatory lending practices. In addition to numerous disclosure requirements, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks, in an effort to strongly encourage lenders to verify a borrower’s ability to repay, while also establishing a presumption of compliance for certain “qualified mortgages.” The Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans that the lender sells, and other asset-backed securities that the securitizer issues, if the loans do not comply with the ability-to-repay standards described below. The Bank does not currently expect these provisions of the Dodd-Frank Act or any related regulations to have a significant impact on its operations, except for higher compliance costs.

Ability-to-Repay Requirement and Qualified Mortgage Rule. In January 2013, the CFPB issued a final rule implementing the Dodd-Frank Act’s ability-to-repay requirements. Under this rule, lenders, in assessing a borrower’s ability to repay a mortgage-related obligation, must consider eight underwriting factors: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) monthly payment on the subject transaction; (iv) monthly payment on any simultaneous loan; (v) monthly payment for all mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) monthly debt-to-income ratio or residual income; and (viii) credit history. This rule also includes guidance regarding the application of, and methodology for evaluating, these factors. The EGRRCPA provides that for certain insured depository institutions and insured credit unions with less than $10 billion in total consolidated assets, mortgage loans that are originated and retained in portfolio will automatically be deemed to satisfy the “ability to repay” requirement. To qualify for this treatment, the insured depository institutions and credit unions must meet conditions relating to prepayment penalties, points and fees, negative amortization, interest-only features and documentation.

Incentive Compensation Guidance

The federal bank regulatory agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives; (2) compatibility with effective controls and risk management; and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, the Basel III capital rules limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios fail to exceed certain thresholds. Although the federal bank regulatory agencies proposed additional rules in 2016 related to incentive compensation for all banks with more than $1.0 billion in assets, those rules have not yet been finalized. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

The Dodd-Frank Act requires public companies to include, at least once every three years, a separate non-binding “say-on-pay” vote in their proxy statement by which shareholders may vote on the compensation of the public company’s named executive officers. In addition, if such public companies are involved in a merger, acquisition, or consolidation, or if they propose to sell or dispose of all or substantially all of their assets, shareholders have a right to an advisory vote on any golden parachute arrangements in connection with such transaction (frequently referred to as “say-on-golden parachute” vote). Although we will be exempt from these requirements while we are an emerging growth company, other provisions of the Dodd-Frank Act may impact our corporate governance. For instance, the SEC adopted rules prohibiting the listing of any equity security of a company that does not have a compensation committee consisting solely of independent directors, subject to certain exceptions. In addition, the Dodd-Frank Act requires the SEC to adopt rules requiring all exchange-traded companies to adopt claw-back policies for incentive compensation paid to executive officers in the event of accounting restatements based on material non-compliance with financial reporting requirements. Those rules, however, have not yet been finalized. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

Financial Privacy

The federal bank regulatory agencies have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Impact of Monetary Policy

The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These tools are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

New Banking Reform Legislation

The EGRRCPA directs the federal banking agencies to develop a specified Community Bank Leverage Ratio (i.e., the ratio of a bank’s equity capital to its consolidated assets) of not less than 8% and not more than 10%. Banks and bank holding companies with less than $10 billion in total assets that maintain capital in excess of this ratio will be deemed to be in compliance with all other capital and leverage requirements. Federal banking agencies may consider a company’s risk profile when evaluating whether it qualifies as a community bank for purposes of the Community Bank Leverage Ratio.

Other key provisions of the EGRRCPA as it relates to community banks and bank holding companies include, but are not limited to: (i) designating mortgages held in portfolio as “qualified mortgages” for banks with less than $10 billion in assets, subject to certain documentation and product limitations; (ii) exempting banks with less than $10 billion in assets (and total trading assets and trading liabilities of 5% or less of total assets) from Volcker Rule requirements relating to proprietary trading; (iii) simplifying capital calculations for banks with less than $10 billion in assets by requiring federal banking agencies to establish a community bank leverage ratio of tangible equity to average consolidated assets of not less than 8% or more than 10%, and provide that banks that maintain tangible equity in excess of such ratio will be deemed to be in compliance with risk-based capital and leverage requirements; (iv) assisting smaller banks with obtaining stable funding by providing an exception for reciprocal deposits from FDIC restrictions on acceptance of brokered deposits; (v) raising the eligibility for use of short-form Call Reports from $1 billion to $5 billion in assets; (vi) clarifying definitions pertaining to HVCRE, which require higher capital allocations, so that only loans with increased risk are subject to higher risk weightings; and (vii) changing the eligibility for use of the small bank holding company policy statement from institutions with under $1 billion in assets to institutions with under $3 billion in assets.

At this time, it is difficult to anticipate the continued impact this expansive legislation will have on the Company, its customers and the financial industry generally. To the extent the Dodd-Frank Act remains in place or is not further amended, it is likely to continue to increase the Company’s cost of doing business, limit the Bank’s permissible activities, and affect the competitive balance within the industry and market.

Other Pending and Proposed Legislation

Other legislative and regulatory initiatives which could affect the Company, the Bank and the banking industry in general may be proposed or introduced before the U.S. Congress, the Texas Legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Company or the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Company or the Bank would be affected thereby.

Although the majority of the Dodd-Frank Act’s rulemaking requirements have been met with finalized rules, approximately one-fifth of the rulemaking requirements are either still in the proposal stage or have not yet been proposed. On February 2, 2017, the President signed an executive order calling for the administration to review various U.S. financial laws and regulations. The full scope of the current administration’s legislative and regulatory agenda is not yet fully known, but it may include further deregulatory measures for the banking industry, including the structure and powers of the CFPB and other areas under the Dodd-Frank Act.

MANAGEMENT

Executive Officers and Directors

The table below provides information about our executive officers and directors. Our board of directors is divided into three classes, the terms of which expire at our annual shareholders’ meeting in 2020, 2021, and 2022. Ages are as of April 29, 2019.

Name	Age	Position with the Company	Position with the Bank	Company Director Since	Company Director Until / Class
Curtis C. Griffith	66	Chairman of the Board; Chief Executive Officer	Chairman of the Board	1972	2022 / III
Cory T. Newsom	51	Director; President	Director; President; Chief Executive Officer	2008	2021 / II
Steven B. Crockett	47	Chief Financial Officer; Treasurer	Chief Financial Officer	—	—
Kevin R. Bass	52	Chief Credit Officer	Director; Chief Credit Officer	—	—
Mikella D. Newsom	45	Chief Risk Officer; Secretary	Chief Risk Officer	—	—
Kelly L. Deterding	61	—	Senior Vice President, Insurance Development	—	—
Richard D. Campbell	61	Director	Director	2011	2020 / I
Cynthia B. Keith	62	Director	Director	2019	2020 / I
Allison S. Navitskas	43	Director	Director	2019	2021 / II
Noe G. Valles	52	Director	Director	2019	2021 / II
Kyle R. Wargo	59	Director	Director	2016	2022 / III

The following is a brief discussion of the business and banking background and experience of our directors and executive officers.

Executive Officers

Curtis C. Griffith – Chairman and Chief Executive Officer. Mr. Griffith has been with the Company since its inception and has worked with the Bank and its predecessor institutions for over 47 years. Mr. Griffith became our Chairman and President in 1993, with his title shifting to Chairman and Chief Executive Officer earlier this year in connection with a general update of our executive team's titles. Mr. Griffith has also served as Chairman of the Bank since 1984. In 1972, he was elected to the board of directors of First State Bank of Morton, Texas, a predecessor institution to the Bank, and continues to serve on the board of directors of the Bank. Mr. Griffith also served as Vice President of the Bank beginning in 1979. Mr. Griffith owns and operates several agriculture-related businesses. In addition, he is a member of the State Bar of Texas, National Cotton Council, Plains Cotton Growers, Texas Cotton Ginners Association and the Texas Independent Ginners Association. He has served on the board of directors of IBAT and continues to serve on the Legislative and PAC committees for IBAT. He has served on the boards of several civic and charitable organizations, including Lubbock Economic Development Alliance, Texas Tech University Foundation, Lubbock Symphony Orchestra, Texas Tech Cotton Economics Advisory Committee, and the Bayer Museum of Agriculture. He currently serves on the Board of Managers of University Medical Center in Lubbock. Mr. Griffith earned degrees in agricultural economics and law from Texas Tech University in 1973 and 1977, respectively. Mr. Griffith’s extensive banking experience, reputable position in the community and invaluable leadership qualify him to serve on our board of directors.

Cory T. Newsom – Director and President. Mr. Newsom was named President of the Company earlier this year and has served on the board of directors of the Company since 2008. From 2004 to 2019, he served in various roles at the Company, including Chief Operating Officer, Senior Vice President, and Executive Vice President. Mr. Newsom also served as Chief Operating Officer of the Bank from 1993 to 2007 before being named as President and Chief Executive Officer of the Bank in 2008, positions he continues to hold. He has also served on the board of directors of the Bank since 2002. Mr. Newsom began his 36-year career in banking by progressing through the retail and operations areas. He currently serves on the board of directors of IBAT, Lubbock Children’s Home Foundation and the University Medical Center Foundation and has previously served on the Board of Managers of University Medical Center in Lubbock. Mr. Newsom earned a Bachelor of Business degree in management from Texas Tech University in 1989 and holds licenses as a managing general agent and general lines agent with the Texas Department of Insurance. His many years of banking experience, and his long-standing business and banking relationships in our markets, qualify him to serve on our board of directors.

Steven B. Crockett – Chief Financial Officer and Treasurer. Mr. Crockett has served as Chief Financial Officer and Treasurer of the Company and as Chief Financial Officer of the Bank since 2015. He served as Senior Vice President and Controller of the Company from 2010 to 2014 and as Controller of the Bank from 2001 to 2014. Mr. Crockett began his career in public accounting in 1994, working for seven years with the Lubbock accounting firm Robinson Burdette Martin & Cowan, LLP, which previously functioned as a practicing office of PricewaterhouseCoopers, LLP. As Controller of the Company and the Bank, he was responsible for financial and regulatory reporting, coordinating financial statement audits, budgeting, capital forecasting, and financial projections. He currently serves on the Board of Trustees for Lubbock Christian University. Mr. Crockett earned a degree in accounting from Abilene Christian University and is a licensed Certified Public Accountant.

Kevin R. Bass – Chief Credit Officer. Mr. Bass was named Chief Credit Officer of the Company earlier this year and has served as Chief Credit Officer of the Bank since 2012. He has also served on the board of directors of the Bank since 2006 and served on the board of directors of the Company from 2010 to 2019. Mr. Bass began his 31-year career in banking as a credit analyst with American Bank of Haltom City before serving as a bank regulator with the Texas Department of Banking for four years. He started his career at the Bank in 1995 as an asset review officer. Mr. Bass earned his degree in finance from McMurry University in 1988, and he currently serves as a board member for the Johnson School of Business at McMurry University.

Mikella D. Newsom – Chief Risk Officer and Secretary. Ms. Newsom was named Chief Risk Officer of the Company earlier this year and has served as Secretary of the Company since 2013. She previously served in a number of other capacities at the Company since 2013, including Senior Vice President, Chief Financial Officer, and Treasurer through 2015. She has a 23-year banking career and has served as Chief Risk Officer of the Bank since 2015 and previously held the positions of Senior Vice President and Chief Financial Officer of the Bank. She is a member of the Risk Management Association and the Texas Bankers Association where she serves on the Chief Risk Officer steering committee. She currently serves on the Board of Trustees for Frenship Independent School District and the board of directors of the Frenship Foundation for Leadership. Ms. Newsom earned a Bachelor of Science degree in agricultural economics from Texas Tech University in 1996.

Kelly L. Deterding – President of Windmark Insurance and Senior Vice President, Insurance Development of City Bank. Mr. Deterding has served as President of Windmark Insurance and as Senior Vice President of Insurance Development at the Bank since he joined us in 2003. He has been involved in the crop insurance industry since 1996, serving as an adjuster, a claims supervisor and a marketing representative for American Agrisurance until 2002. Mr. Deterding has served on the board of directors of several civic, church and charitable organizations including the Calvary Lutheran Church, Chief Creek Chapter Ducks Unlimited, the Wray Recreational Activities Center, Eastern Yuma County Historical Society, the Colorado Football Officials Association and the Big 12 Football Officials Association. Mr. Deterding is also involved in several U.S. industry trade associations that provide experienced representation of its members, advising on federal legislation and regulatory issues impacting the private sector crop insurance industry. Those associations include the Crop Insurance Professionals of America and the American Association of Crop Insurers, or AACI. He currently serves on the board of directors for AACI and as the Chairman of the Agent Division of AACI. Mr. Deterding earned a Bachelor of Arts degree from Hastings College in 1980.

Non-Employee Directors

Richard “Danny” Campbell. Mr. Campbell serves as the Lead Independent Director on the board of directors of the Company and has served on the board of directors of each of the Company and the Bank since 2011. He currently serves as Co-Manager of Henry Resources LLC, President and Chief Executive Officer of Henry TAW LP and as a member of the board of directors and head of the investment team of The Henry Companies Control Trust, part of the Henry family office. He is the former President of Henry Resources LLC, an oil and gas company, Vice President and Chief Investment Officer to the Henry family and Vice President of Business Development for Henry Resources. Mr. Campbell joined Henry Resources in May 2007 after 26 years of oil and gas and banking experience. He served as Executive Vice President and as a member of the board of directors of Community National Bank in Midland, Texas, from 2002 until 2007. He brings energy lending oversight and energy advisor experience to the Company from his role as Executive Vice President at Chase Bank in the Permian Basin from 1998 to 2000. In addition to many community service organizations, he has served as a trustee of Wayland Baptist University and on the board of directors for each of the Permian Basin Petroleum Association, Midland Petroleum Club and the Mabee Foundation. He obtained a degree in petroleum engineering from Louisiana State University in 1980. Mr. Campbell’s extensive experience in the energy lending and banking industries qualify him to serve on our board of directors.

Cynthia B. “Cindi” Keith. Ms. Keith joined the board of directors of the Company earlier this year and has served on the board of directors of the Bank since 2016. She enjoyed a 25 year career with PricewaterhouseCoopers, LLP, the world's largest multinational professional services firm. She joined the firm in 1989 and became a partner in 2000. Throughout her career, she specialized in audits of and consulting with technology and communications clients, including global public companies focused on mergers and acquisitions as well as companies in various stages of growth. From 2010 to her retirement in 2014, Ms. Keith served as Operations Leader for the National Professional Services Group of PricewaterhouseCoopers, LLP, and she previously served as North Texas Technology Team Leader from 2002 to 2010. Since early 2018, she has served on the board of directors and audit committee of PCTEL, Inc., a publicly traded company that provides technology solutions to the wireless industry. Ms. Keith holds a degree from the University of Texas at Dallas, is a Certified Public Accountant and has served on the Entrepreneurs for North Texas Board, University of Texas at Dallas Jindal School of Management Advisory Council, the Greater Dallas Chamber Board and the Metroplex Technology Business Council Board of Directors. The depth and breadth of Ms. Keith's 25 years of experience as a CPA serving various companies, as well as her leadership positions with PricewaterhouseCoopers, LLP, qualify her to serve on the our board of directors.

Allison S. Navitskas. Ms. Navitskas joined the board of directors of each of the Company and the Bank earlier this year. She recently served as Managing Director, Global Business Development and Strategy, for Lone Star Funds, or Lone Star, a global private equity fund investing in debt and equity, a position she held until 2018. Ms. Navitskas continues to provide consulting services to Hudson Advisors L.P., or Hudson, an affiliate of Lone Star. Ms. Navitskas was a Managing Director with Hudson serving in a variety of roles including Head of Asset Management for LStar Capital, a corporate direct lending platform. During her time at Hudson, which began in 2012, Ms. Navitskas provided services in both business and legal capacities, which included negotiating and closing numerous acquisitions, asset sales and lending transactions as an in-house attorney, as well as heading the asset management and workout practice for LStar Capital. Ms. Navitskas has served on the board of directors for several of Lone Star’s private portfolio companies in the past and currently serves on the board of directors of two public companies controlled by Lone Star, Forterra, Inc. (Nasdaq: FRTA) and Foundation Building Materials, Inc. (NYSE: FBM). Prior to joining Hudson, Ms. Navitskas was Vice President/Associate General Counsel at FelCor Lodging Trust Incorporated (NYSE: FCH), a real estate investment trust in the hospitality sector. Ms. Navitskas was engaged in the private practice of law with Jenkens & Gilchrist P.C. and later at Hunton & Williams LLP, specializing in financial institutions, mergers and acquisitions, corporate finance, and securities law. She is a graduate of Columbia College. She earned a juris doctor degree from the University of Michigan Law School and an MBA from the University of Michigan’s Ross School of Business. Ms. Navitskas holds the Chartered Financial Analyst designation. Her public company experience and prior service on multiple public boards of directors, together with her financial knowledge and experience, qualify Ms. Navitskas to serve on our board of directors.

Noe G. Valles. Mr. Valles joined the board of directors of the Company earlier this year and has served on the board of directors of the Bank since 2015. He is an attorney and has acted as the pre-litigation managing partner of Glasheen, Valles and Inderman, LLP since 2004. Mr. Valles is experienced in handling cases involving all types of injuries and has provided personal injury services in English and Spanish for 24 years. He is licensed to practice law in Texas and New Mexico state courts as well as the U.S. District Court for the Northern and Eastern Districts of Texas. Mr. Valles has served on the Board of Managers of University Medical Center in Lubbock for 11 years. He is a current member of the South Plains Trial Lawyers association and the Texas Trial Lawyers association. In 2018, he was awarded the Community Leader of the Year by the Lubbock League of Latin American Citizens. Mr. Valles earned a Bachelor of Arts degree from Wayland Baptist University in 1988 and was awarded the Distinguished Alumni Award from the University in 2018. He also earned a law degree from Texas Tech University in 1993. Mr. Valles is qualified to serve on our board of directors because of his vast legal expertise and his intimate knowledge of the Texas and New Mexico communities that we serve.

Kyle R. Wargo. Dr. Wargo has served on the board of directors of the Company since 2016 and on the board of directors of the Bank since 2013. He also served as an advisory director to the Bank since 2002. Dr. Wargo has served as Executive Director of Region 17 Education Service Center since 1996 and has previously been a member of the Texas Tech University graduate faculty. Prior to these roles, he served as superintendent of Levelland Independent School District from 1993 to 1996. He also served as Assistant to Superintendent at La Marque Independent School District from 1989 to 1993. Dr. Wargo is a member of the Texas Association of School Administrators and the American Association of School Administrators. Since 1996, he has served as a member of the board of directors and treasurer of the Science Spectrum Museum in Lubbock and since 2008, he has served as a member of the board of directors of Workforce Solutions South Plains. He earned Bachelor of Science degree from Baylor University in 1982, a Masters of Education from the University of Houston in 1984, and a Doctorate in Education from the University of Houston in 1995. Dr. Wargo’s experience in administration and leadership, as well as his understanding of state and local government, qualify him to serve on our board of directors.

Board Composition. Our board of directors has seven members, divided into three classes, Class I, Class II and Class III as follows:

•	The Class I directors are Richard D. Campbell and Cynthia B. Keith, and their term will expire at the annual meeting of shareholders expected to be held in 2020;
•	The Class II directors are Cory T. Newsom, Allison S. Navitskas and Noe G. Valles, and their term will expire at the annual meeting of shareholders expected to be held in 2021; and
•	The Class III directors are Curtis C. Griffith and Kyle R. Wargo, and their term will expire at the annual meeting of shareholders expected to be held in 2022.

The number of directors constituting our board of directors will be fixed from time to time by resolution of our board of directors. Directors are elected for a term of three years, with approximately one-third of the directors elected annually. Mr. Campbell was originally appointed as a director pursuant to the terms of a Stock Purchase Agreement between the Company and Mr. Henry and his spouse. See “Certain Relationships and Related Party Transactions—Board Representation Agreement” for additional information.

Board Leadership Structure. Our Corporate Governance Guidelines require that at any time the Chairman of the Board is not independent, the independent directors will designate a Lead Independent Director. It is the board of directors’ view that rather than having a rigid policy, the board of directors, with the advice and assistance of the Nominating and Corporate Governance Committee, and upon consideration of all relevant factors and circumstances, will determine, as and when appropriate, whether the two offices should be separate. Currently, our leadership structure does not separate the offices of Chief Executive Officer and Chairman of the Board.

Annually, the independent directors elect a director to serve as the Lead Independent Director. The Lead Independent Director serves as a liaison between the Chairman and the independent directors and has the authority to call and chair meetings or executive sessions of the independent directors, which are held periodically as appropriate but at least twice annually. The Lead Independent Director also chairs full board of directors’ meetings in the absence of the Chairman. Our board of directors has designated Richard D. Campbell to serve as Lead Independent Director.

Director Independence. Our common stock has been approved for listing on the NASDAQ Global Select Market and, upon successful listing, we will be required to comply with the rules of the NASDAQ Stock Market with respect to the independence of directors who serve on our board of directors and its committees. Under the rules of the NASDAQ Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time after this offering. The rules of the NASDAQ Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Stock Market and the SEC and has considered the relationships that each director has with the Company, including the transactions described under the section titled “Certain Relationships and Related Party Transactions.” Applying these standards, our board of directors has affirmatively determined that each of Richard

D. Campbell, Cynthia B. Keith, Allison S. Navitskas, Noe G. Valles, and Kyle R. Wargo is an independent director, as defined under the applicable rules. The board of directors determined that each of Curtis C. Griffith and Cory T. Newsom does not qualify as an independent director because each is an executive officer of the Company.

Director Qualifications. We believe that our directors should have the highest professional and personal ethics and values. They should have broad experience at the policy-making level in areas relevant to our business. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Each director must represent the interests of all shareholders. When considering potential director candidates, our board of directors also considers the candidate’s character, judgment, diversity, skill set, specific business background and experience in the context of our needs and those of the board of directors.

Certain Relationships. There are no family relationships between any of our directors or executive officers, as defined in Item 401 of Regulation S-K.

Risk Management and Oversight. The board of directors has ultimate authority and responsibility for overseeing our risk management. The board of directors monitors, reviews and reacts to material enterprise risks identified by management. The board of directors receives specific reports from executive management on credit, interest rate, liquidity, transactional, compliance and legal, strategic, and reputational risks and the degree of exposure to those risks. The board of directors helps ensure that management is properly focused on risk by, among other things, reviewing and discussing the performance of senior management and business line leaders. Committees of the board of directors have responsibility for risk oversight in specific areas. The Audit Committee oversees financial, accounting and internal control risk management policies. The Compensation Committee assesses and monitors risks in our compensation program.

Compensation Committee Interlocks and Insider Participation. Upon completion of this offering, none of the members of our Compensation Committee will be or will have been one of our officers or employees. None of our executive officers serves or has served as a member of the Compensation Committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Code of Business Conduct and Ethics. Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. The Code of Business Conduct and Ethics sets forth the standard of conduct that we expect all of our directors, officers and employees to follow, including our Chief Executive Officer and Chief Financial Officer. Our Code of Business Conduct and Ethics will be available on our website at www.city.bank upon completion of this offering. We expect that any amendments to the Code of Business Conduct and Ethics, or any waivers of their respective requirements, will be disclosed on our website, as well as any other means required by NASDAQ Global Select Market rules or the SEC.

Committees of the Board of Directors

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our amended and restated certificate of formation, or the certificate of formation, and our amended and restated bylaws, or the bylaws.

Audit Committee. The Company has a separately designated standing Audit Committee as required by the rules of the NASDAQ Stock Market. The Audit Committee charter adopted by the board of directors sets out the responsibilities, authority and specific duties of the Audit Committee. The Audit Committee charter will be available on the Company’s website at www.city.bank under the “Investor Relations” tab upon completion of this offering.

The responsibilities of the Audit Committee include the following:

•	overseeing the quality and integrity of and the Company’s financial reporting processes, financial statements, and systems of internal accounting and financial controls;

•	overseeing the annual independent audit of the Company’s financial statements and internal control over the Bank’s financial reporting, the engagement, compensation and retention of the independent registered public accounting firm and the evaluation of the independent registered public accounting firm’s qualifications, independence and performance;
•	obtaining from our independent auditor, at least annually, a report regarding our independent auditor’s internal quality control procedures and any material issues raised by the most recent internal quality-control or peer review or by any inquiry or investigations by governmental or professional authorities, and any steps taken to deal with such issues and obtaining and reviewing each inspection report issued by the PCAOB;
•	resolving any disagreements regarding financial reporting between management and the independent auditor;
•	overseeing and evaluating the performance of the internal audit function and review;
•	meeting with management and the independent auditor to review the effectiveness of our system of internal control and internal audit procedures, and to address any deficiencies in such procedures;
•	reviewing and overseeing all related person transactions in accordance with our policies and procedures;
•	reviewing reports and recommendations provided by senior management or third party consultants retained by the committee related to Company’s financial, operational, credit, strategic, market, investment, liquidity, reputational and compliance risks;
•	reviewing significant aggregate risk concentrations and other escalations, and approving significant corrective actions recommended by senior management;
•	conducting an annual evaluation of the performance of the Audit Committee and the adequacy of its charter and recommending to our board of directors any changes that it deems necessary; and
•	handling such other matters that are specifically delegated to the Audit Committee by our board of directors from time to time.

The members of the Audit Committee are Kyle R. Wargo (Committee Chairman), Richard D. Campbell, and Cynthia B. Keith. Our board of directors has evaluated the independence of each of the members of our Audit Committee and has affirmatively determined that each of the members of our Audit Committee (1) is an independent director under NASDAQ Stock Market rules, (2) satisfies the additional independence standards under applicable SEC rules for audit committee service, and (3) has the ability to read and understand fundamental financial statements.

The board of directors has determined that each of Richard D. Campbell and Cynthia B. Keith qualifies as an “audit committee financial expert,” as defined by the SEC.

Compensation Committee. The Company has a separately designated Compensation Committee, which consists entirely of independent directors as defined by the applicable rules and regulations of the NASDAQ Stock Market. The Compensation Committee charter adopted by the board of directors sets out the responsibilities, authority and specific duties of the Compensation Committee. The Compensation Committee charter will be available on our website at www.city.bank under the “Investor Relations” tab upon completion of this offering.

The Compensation Committee has the following responsibilities:

•	reviewing, determining, and recommending to the board of directors for its confirmation, the annual compensation, annual incentive opportunities and any other matter relating to the compensation of the Company’s executive officers;
•	monitoring and evaluating the risks related to the Company’s compensation programs and practices;
•	reviewing and comparing compensation practices of any relevant peer group in order to assist in the committee’s evaluation of the appropriateness of the Company’s compensation practices and programs;

•	reviewing, approving and administering each of the Company’s non-qualified deferred compensation plans and annual incentive plans, and performing such other duties and responsibilities as may be assigned to the committee under the terms of those plans;
•	annually reviewing and recommending to the board of directors the annual director’s compensation and any additional compensation for services on committees of the board of directors, service as a committee or board chairman, meeting fees or any other benefit payable by virtue of the director’s position as a member of the board of directors;
•	reviewing the performance of the executive officers for each fiscal year;
•	producing the Compensation Committee Report on executive compensation required for inclusion in the Company’s annual meeting proxy statement in compliance with the rules and regulations promulgated by the SEC;
•	reviewing and determining, and recommending to the board of directors for its confirmation, the establishment of the performance measures applicable to each performance-based cash incentive and equity incentive award to be made under any plan, and the applicable performance targets for each such performance measure for each such award granted under any plan;
•	overseeing and making recommendations to the board of directors regarding the Company’s compliance with SEC rules and regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and golden parachute compensation, and the requirement under the NASDAQ rules that, with limited exceptions, shareholders approve equity compensation plans; and
•	performing any other duties or responsibilities the board of directors may expressly delegate to the committee from time to time on matters relating to the Company’s compensation programs.

The members of the Compensation Committee are Richard D. Campbell (Committee Chairman), Noe G. Valles, and Allison S. Navitskas. Our board of directors has evaluated the independence of each of the members of our Compensation Committee and has affirmatively determined that each of the members of our Compensation Committee meets the definition of an “independent director” under NASDAQ Stock Market rules.

Our board of directors has also determined that each of the members of the Compensation Committee qualifies as a “nonemployee director” within the meaning of Rule 16b-3 under the Exchange Act. All compensation, equity awards and transactions subject to Section 16 of the Exchange Act will be approved by a committee or subcommittee of the board of directors that is composed solely of two or more “non-employee directors.”

Nominating and Corporate Governance Committee. The Company has separately designated a Nominating and Corporate Governance Committee, which consists entirely of independent directors as defined by the applicable rules and regulations of the NASDAQ Stock Market. The Nominating and Corporate Governance Committee adopted by the board of directors sets out the responsibilities, authority and specific duties of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee charter will be available on our website at www.city.bank under the “Investor Relations” tab upon completion of this offering.

The Nominating and Corporate Governance Committee has the following responsibilities:

•	developing policies on the size and composition of our board of directors;
•	developing and recommending to our board of directors criteria to be considered in identifying and selecting nominees for director;
•	reviewing possible candidates for election to the board of directors;
•	recommending to the board of directors candidates for election or re-election to our board of directors;
•	recommending committee structure, composition and assignments;
•	overseeing an annual performance evaluation of the board of directors and its committees; and

•	reviewing the committee’s performance and the adequacy of the Nominating and Corporate Governance Committee charter on an annual basis.

The members of the Nominating and Corporate Governance Committee are Richard D. Campbell (Committee Chairman), Kyle R. Wargo, and Noe G. Valles. Our board of directors has evaluated the independence of each of the members of our Nominating and Corporate Governance Committee and has affirmatively determined that each of the members of our Nominating and Corporate Governance Committee meets the definition of an “independent director” under NASDAQ Stock Market rules.

EXECUTIVE COMPENSATION

We are an “emerging growth company” as defined in the JOBS Act. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as limited narrative compensation disclosure for our fiscal year ended December 31, 2018. Further, our reporting obligations extend to only our named executive officers, who are the individuals who served as our principal executive officer and our next two most highly compensated officers who served as executive officers during the last completed fiscal year. Our named executive officers, or NEOs, are:

Name	Principal Position
Curtis C. Griffith	Chairman of the Board and Chief Executive Officer
Cory T. Newsom	President
Kelly L. Deterding	President of Windmark Insurance

Summary Compensation Table

The following table summarizes compensation that was earned by our NEOs for the fiscal year ended December 31, 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Other Compensation ($)(4)	Total Compensation ($)
Curtis C. Griffith Chairman of the Board and Chief Executive Officer	2018	$402,796	$47,790	—	—		$60,391	$510,997
Cory T. Newsom President	2018	$766,956	$104,215	—	—		$62,022	$933,193
Kelly L. Deterding President of Windmark Insurance	2018	$110,893	$12,370	—	$507,298	(3)	$11,791	$642,352
(1)	Amounts represent the payment of annual bonuses for 2018. For a description of annual bonuses for 2018, see “ Annual Cash Incentive Compensation” below.
(2)	Amounts reflect the intrinsic value on the date of grant of the cash-settled stock appreciation rights granted to Messrs. Griffith and Newsom in 2018, as permitted by ASC Topic 718 for nonpublic entities.
(3)	Amount represents Mr. Deterding’s annual commission as described in “Annual Cash Incentive Compensation” below.
(4)	We provide our NEOs with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation structure. The amounts in this column for fiscal year 2018 include:
•	For Mr. Griffith: director fees of $28,913, vehicle expenses of $13,663, Company-paid health incentives of $45, a contribution under our ESOP of $14,994, and Company-paid premiums for group insurance of $2,776.
•	For Mr. Newsom: director fees of $28,913, vehicle expenses of $6,469, a contribution under our ESOP of $14,994, Company-paid premiums for group insurance of $1,256, and home security and country-club dues of $10,389.
•	For Mr. Deterding: a contribution under our ESOP of $5,779, Company-paid premiums for group insurance of $1,081, and home security and country-club dues of $4,932.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes outstanding and cash-settled stock appreciation rights, or SARs, held by our NEOs as of December 31, 2018. See “Converted Stock Appreciation Rights” below for more information on such SARs prior to and following the consummation of this offering.

	SAR Awards(1)
Name	Number of Securities Underlying SARs, Exercisable (#)	Number of Securities Underlying Unexercised SARs, Unexercisable (#)	SAR Strike Price ($)(2)	Expiration Date
Curtis C. Griffith	9,000	—	$9.49	12/31/2019
	9,000	—	10.03	12/31/2020
	9,000	—	11.03	12/31/2021
	9,000	—	12.03	12/31/2022
	9,000	—	10.33	12/31/2023
	3,000	—	5.88	12/31/2026
	3,000	—	8.60	12/31/2027
	3,000	—	10.93	12/31/2028
	3,000	—	12.24	12/31/2029
	3,000	—	13.88	12/31/2030
	3,000	—	16.93	12/31/2031
	3,000	—	19.05	12/31/2032
	66,000	—
Cory T. Newsom	6,000	—	$9.49	12/31/2019
	9,000	—	10.03	12/31/2020
	9,000	—	11.03	12/31/2021
	9,000	—	12.03	12/31/2022
	9,000	—	10.33	12/31/2023
	9,000	—	5.88	12/31/2026
	9,000	—	8.60	12/31/2027
	12,000	—	10.93	12/31/2028
	12,000	—	12.24	12/31/2029
	12,000	—	13.88	12/31/2030
	12,000	—	16.93	12/31/2031
	15,000	—	19.05	12/31/2032
	123,000	—
Kelly L. Deterding	3,000	—	$9.49	12/31/2019
	1,500	—	10.03	12/31/2020
	1,500	—	11.03	12/31/2021
	1,500	—	12.03	12/31/2022
	1,500	—	10.33	12/31/2023
	1,500	—	5.88	12/31/2026
	1,500	—	8.60	12/31/2027
	1,500	—	10.93	12/31/2028
	1,500	—	12.24	12/31/2029
	15,000	—
(1)	Shortly before the closing of the offering, we converted the value of all outstanding vested and unvested cash-settled SARs, a total of 1,401,000 after giving effect to the 29-for-1 stock dividend, to an equal number of stock options to acquire our common stock under the 2019 Plan.
(2)	The SAR strike price reflects the fair market value of our common stock as of the grant date, adjusted to give effect to the 29-for-1 stock dividend.

Base Salary

Base salary is designed to attract and retain experienced executive officers who can manage the Company and the Bank and achieve the Company’s long-term business goals. Base salaries are generally targeted at the top of the competitive market. The base salary for each executive officer is based upon officer experience, expected personal performance, salary levels in effect for comparable positions in the industry, internal base salary comparability considerations and the responsibilities assumed by the executive officer. While an executive officer’s initial salary is determined by an assessment of competitive market levels, the major factor in determining base salary increases is individual performance. Base salaries are reviewed and adjusted annually to reflect changes in personal achievement, changes in role, responsibility and the competitive environment. Insurance benefits and retirement benefits are not taken into account when determining base salary.

Annual Cash Incentive Compensation

The Company has historically granted an annual cash bonus tied to Company performance. The annual cash bonus is expressed as a percentage of the executive’s base salary. The amount is determined based on how the Company’s actual results compare to the annual budget. The annual cash bonus is usually paid in December. Mr. Newsom’s annual cash bonus is governed by his employment agreement. In addition to the annual cash bonus, Mr. Deterding is eligible to earn an annual commission of 20% of the net income of Windmark Insurance, which is usually paid in January of the following year. Our annual cash incentive compensation programs are designed to supplement base salary and align the executive’s interest with those of our shareholders by linking the Company’s performance to the bonus.

South Plains Financial, Inc. 2019 Equity Incentive Plan

Our board of directors has adopted the South Plains Financial, Inc. 2019 Equity Incentive Plan for the purpose of attracting and retaining employees by providing them with additional incentives, and to promote the success of our company’s business.

Administration. Our board of directors or one or more committees appointed by our board of directors will administer the 2019 Plan. The Compensation Committee has been appointed by our board of directors to administer the 2019 Plan.

Eligibility. Persons eligible to receive awards under the 2019 Plan include our officers, employees, consultants and members of our board. Our board of directors or one or more committees appointed by our board of directors will determine from time to time the participants to whom awards will be granted.

Authorized Shares; Limits on Awards. The maximum number of common shares that may be issued or transferred pursuant to awards under the 2019 Plan equals 2,300,000, all of which may be subject to incentive stock option treatment. The maximum aggregate number of common shares that may be issued pursuant to all awards under the 2019 Plan shall increase annually on the first day of each fiscal year following the adoption of the 2019 Plan by the number of common shares equal to the lesser of (i) 3% of the total issued and outstanding common shares on the first day of such fiscal year, and (ii) such lesser amount determined by our board of directors.

Adjustments or Changes in Capitalization. In the event of any change in the outstanding common shares by reason of a stock split, stock dividend or other non-recurring dividends or distributions, recapitalization, merger, consolidation, spin-off, combination, repurchase or exchange of stock, reorganization, liquidation, dissolution or other similar corporate transaction that affects our common stock, the aggregate number of shares of common stock available under the 2019 Plan or subject to outstanding awards (including the exercise price of any awards) shall be adjusted as our board of directors deems necessary or appropriate.

Incentive Awards. The 2019 Plan authorizes stock options, SARs, restricted stock, restricted stock units, performance-based awards, as well as other awards (described in the 2019 Plan) that are responsive to changing developments in management compensation. The 2019 Plan retains the flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash. An option or SAR will expire, or other award will vest, in accordance with the schedule set forth in the applicable award agreement.

•	Stock Options. A stock option is the right to purchase common shares at a future date at a specified price per share generally equal to, but no less than, the fair market value of a share on the date of grant. An option may either be an Incentive Stock Option, or ISO, or a nonstatutory stock option, or NSO. ISO benefits are taxed differently from NSOs, as described under “Federal Income Tax Treatment of Awards under the 2019 Plan,” below. ISOs also are subject to more restrictive terms and are limited in amount by the Code and the 2019 Plan. Full payment for shares purchased on the exercise of any option must be made at the time of such exercise in a manner approved by our board of directors.

•	SARs. A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a common share on the date of exercise of the SAR over the base price of the SAR. The base price will be established by our board of directors at the time of grant of the SAR but will not be less than the fair market value of a share on the date of grant. SARs may be granted in connection with other awards or independently.
•	Restricted Stock. A restricted stock award is typically for a fixed number of common shares subject to restrictions. Our board of directors specifies the price, if any, the participant must pay for such shares and the restrictions (which may include, for example, continued service and/or performance standards) imposed on such shares. A stock bonus may be granted by our board of directors to any eligible person to reward exceptional or special services, contributions or achievements in the manner and on such terms and conditions (including any restrictions on such shares) as determined from time to time by our board of directors. The number of shares so awarded shall be determined by our board of directors and may be granted independently or in lieu of a cash bonus.
•	Restricted Stock Units. A restricted stock unit is similar to a SAR except that it entitles the recipient to receive an amount equal to the fair market value of a common share.
•	Performance-Based Awards. Our board of directors may designate any award, the exercisability or settlement of which is subject to the achievement of performance conditions, as a performance-based award. The performance goals set forth in the 2019 Plan are such goals as established by our board of directors or a committee of the board of directors in connection with an award and will be based upon one or more criteria. Our board of directors may select any number of performance goals from this list of performance goals when establishing the performance measures of a performance-based award. The 2019 Plan allows performance goals to be described in terms of objectives that are related to an individual participant or goals that are company-wide or related to a subsidiary, division, department, region, function or business unit and may be measured on an absolute or cumulative basis or on the basis of percentage of improvement over time, and may be measured in terms of company performance (or performance of the applicable subsidiary, division, department, region, function or business unit) or measured relative to selected peer companies or a market index. The performance goals set forth in the 2019 Plan are: interest income and expense; net earnings or net income; net interest margin; efficiency ratio; reduction in non-accrual loans and non-interest expense; growth in non-interest income and ratios to earning assets; net revenue growth and ratio to earning assets; capital ratios; asset or liability interest rate sensitivity and gap; effective tax rate; deposit growth and composition; liquidity management; securities portfolio (value, yield, spread, maturity, or duration); asset growth and composition (loans, securities); non-interest income (e.g., fees, premiums and commissions, loans, wealth management, treasury management, insurance, funds management) and expense; overhead ratios, productivity ratios; credit quality measures; return on assets; return on equity; economic value of equity; compliance and CAMELS or other regulatory ratings; internal controls; enterprise risk measures (e.g., interest rate, loan concentrations, portfolio composition, credit quality, operational measures, compliance ratings, balance sheet, liquidity, insurance); volume in production or loans; non-performing asset or non-performing loan levels or ratios or loan delinquency levels; provision for loan losses or net charge-offs; cash flow; cost; revenues; sales; ratio of debt to debt plus equity; net borrowing, credit quality or debt ratings; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; gross margin; profit margin; earnings per share; operating earnings; capital expenditures; expenses or expense levels; economic value added; ratio of operating earnings to capital spending or any other operating ratios; free cash flow; net profit; net sales; net asset value per share; the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions; sales growth; price of the Company’s Shares; return on investment; equity or shareholder’ equity; market share; inventory levels, inventory turn or shrinkage; customer satisfaction; or total shareholder return.

Acceleration of Awards; Possible Early Termination of Awards. Upon a change in control of our Company, outstanding awards under the 2019 Plan will be assumed or substituted on the same terms. However, if the successor corporation does not assume or substitute the outstanding awards, then vesting of these awards will fully accelerate, and in the case of options or SARs, will become immediately exercisable. For this purpose a change in control is defined to include certain changes in the majority of our board, the sale of all or substantially all of our Company’s assets, and the consummation of certain mergers or consolidations.

Transfer Restrictions. Subject to certain exceptions, awards under the 2019 Plan are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by him or her.

Termination of or Changes to the 2019 Plan. Our board of directors may amend or terminate the 2019 Plan at any time and in any manner. Unless required by applicable law or listing agency rule, stockholder approval for any amendment will not be required. Unless previously terminated by our board of directors, the 2019 Plan will terminate on January 16, 2029. Generally speaking, outstanding awards may be amended, subject, however, to the consent of the holder if the amendment materially and adversely affects the holder.

Federal Income Tax Treatment of Awards under the 2019 Plan

Federal income tax consequences (subject to change) relating to awards under the 2019 Plan are summarized in the following discussion. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

For NSOs, the Company is generally entitled to deduct (and the optionee recognizes taxable income in) an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. For ISOs, our Company is generally not entitled to a deduction nor does the participant recognize income at the time of exercise. The current federal income tax consequences of other awards authorized under the 2019 Plan generally are as follows: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses and performance share awards are generally subject to tax at the time of payment; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. Our Company will generally have a corresponding deduction at the time the participant recognizes income. However, for ISOs, our Company would generally have no corresponding compensation deduction.

Converted Stock Appreciation Rights

Historically, we granted SARs on January 1 of each year to our NEOs. The SARs are settled in cash in an amount equal to the spread between the fair market value of our common stock on the date of grant and the fair market value of our common stock on the date the award is settled. The awards typically had a 5-year cliff vesting schedule.

We believe that management should have a significant financial stake in our Company in order to align their interests with the interests of our long-term shareholders. Therefore, shortly before the closing of this offering, we converted the value of all outstanding vested and unvested cash-settled SARs, a total of 1,401,000 after giving effect to the 29-for-1 stock dividend, to an equal number of stock options to acquire our common stock under the 2019 Plan. Each stock option is economically equivalent to the cash-settled SAR that it is replacing and will generally have the same terms and conditions as the cash-settled SAR, including vesting conditions and strike price, provided that in certain cases the period within which the stock option may be exercised is shortened. The stock options are compliant with Section 409A of the Code and are settled only in our common stock upon the earliest of the following events: (i) the optionee’s death, (ii) the optionee’s disability, (iii) a change in control of our Company, (iv) the optionee’s termination of employment with our Company, and (v) the expiration of the stock options. The number of stock options that each NEO was granted pursuant to the conversion is: (i) 66,000 stock options for Mr. Griffith, (ii) 123,000 stock options for Mr. Newsom, and (iii) 15,000 stock options for Mr. Deterding.

ESOP

The Company has established an employee stock ownership and 401(k) plan for the benefit of all employees who meet the eligibility requirements of the ESOP (the plan generally covers all employees who have completed one month of service). Prior to this offering, the Company contributed cash annually into the ESOP portion of the plan, which was used to buy new shares of common stock of South Plains Financial or to service ESOP debt (which the ESOP does not currently have outstanding). The Company’s contributions in excess of debt service requirements were completely discretionary. Shares in the ESOP were allocated to individual employee accounts. Employees are fully vested in amounts contributed by the Company on their behalf after six years. When employment is terminated, employees are eligible to receive cash or, effective as of May 31, 2018, a distribution of stock, based on the value of their ESOP account.

Deferred Compensation

Nonqualified Deferred Compensation Plan. We sponsor a non-qualified, non-contributory deferred compensation plan, or the Deferred Compensation Plan, for the benefit of certain employees of the Company. The primary purpose of the Deferred Compensation Plan is to provide additional compensation to participants upon termination of employment with the Company, death, or attainment of retirement age. The amount, timing, and form of payment is specified in the adoption agreement executed by the Company and the participant. The Deferred Compensation Plan is unfunded.

Effective April 9, 2008, the Company entered into an agreement under the Deferred Compensation Plan with Mr. Newsom. Mr. Newsom is 100% vested in his benefit and his benefit will be paid in cash only. Mr. Newsom's agreement provides that he will receive an annual benefit of $150,000 on the earlier to occur of (i) achievement of retirement age (defined as age 58) and (ii) separation from service within two years following a change in control (as defined in the Deferred Compensation Plan). If Mr. Newsom experiences a separation from service or becomes disabled while employed, in each case, prior to reaching retirement age, he will be entitled to a lump sum benefit equal to his benefit liability balance as set forth in Deferred Compensation Plan. In the event Mr. Newsom is terminated for cause (as defined in the Deferred Compensation Plan), dies, or violates any restrictive covenants set forth in the Deferred Compensation Plan, he will forfeit any and all benefits to which he would otherwise be entitled to receive under the Deferred Compensation Plan.

Split Dollar Life Insurance Benefits. The Company has purchased life insurance policies on Mr. Newsom and has entered into Joint Beneficial Designation Agreements with him regarding such policies. The agreements provide certain death benefits to Mr. Newsom’s beneficiaries upon his death. If Mr. Newsom’s death occurs: (i) while employed by the Company; (ii) after retirement with the Company; (iii) after a change in control (as defined in the life insurance policy documents); or (iv) or after a determination of disability, he is entitled to a certain percentage of the value of the policies less the cash value of the policies. Mr. Newsom is 100% vested in his benefits under the agreements. At December 31, 2018, the value of the split dollar life insurance benefits for Mr. Newsom’s beneficiaries would have been approximately $2,831,000.

Employment Agreement with Cory T. Newsom

On March 20, 2019, the Company and the Bank entered into an employment agreement with Mr. Newsom to be effective March 6, 2019. The key terms of the agreement are set forth below.

Term. The employment agreement has an initial three-year term and will automatically renew for additional three-year terms, unless we or Mr. Newsom provides 90-days’ advance notice of non-renewal.

Service on the Board. Pursuant to the employment agreement, our board of directors will nominate Mr. Newsom for re-election as a member of our board of directors at the expiration of each then-current term and the board of directors of the Bank will nominate Mr. Newsom for re-election as a member of its board of directors at the expiration of each then-current term.

Cash Compensation. Mr. Newsom’s base salary will be not less than $630,000 annually. He is eligible for an annual cash incentive bonus with a target amount equal to 50% of his base salary, and a maximum not to exceed 75% of his base salary.

Benefits. Mr. Newsom is eligible to receive benefits that are substantially similar to those of our other senior executive officers. In addition, to the extent Mr. Newsom is not able to fully participate in contributions of the

Company to the ESOP due to IRS-imposed top-heavy testing limitations, then the Bank will pay Mr. Newsom a cash bonus equal to the value of the lost contribution. With respect to other benefits, the Bank will (i) pay or reimburse Mr. Newsom for all of his country club membership dues and expenses; and (ii) provide Mr. Newsom with an automobile. The Bank will pay all of the reasonable professional fees and expenses incurred by Mr. Newsom in negotiation and preparation of the employment agreement and related agreements. The employment agreement also contains certain standard non-competition, non-solicitation, and confidentiality provisions.

Equity Grants - RSU Award. Mr. Newsom received a stock-settled restricted stock unit award on March 20, 2019, having a fair market value of $1,000,000 on the date of grant. The award is subject to a 4-year time-based vesting schedule, with 25% of the award vesting on each anniversary of the grant until fully vested. To the extent the fair market value of a restricted stock unit has increased on each respective vesting date, the Bank will pay Mr. Newsom a full tax-gross up on such positive spread, if any.

Equity Grants - Stock Option Award. Mr. Newsom received a grant of incentive stock options to purchase Company common stock on March 20, 2019 and, subject to the effectiveness of our registration statement on Form S-1 that is a part of this prospectus, Mr. Newsom will continue to receive an annual grant of incentive stock options to purchase Company common stock. The grant date aggregate fair value of such stock options was and will be approximately equal to 35% of his base salary, which resulted in a grant on March 20, 2019 covering 10,342 common shares with an exercise price equal to $21.32 per share. The options will vest over a 4-year period, with 25% becoming vested on the first anniversary of January 1, 2019, and the remainder vesting pro rata on a monthly basis over the next three years following January 1, 2020. This grant is in lieu of the cash-settled stock appreciation rights that the Company had historically granted to Mr. Newsom on January 1st of every year. The initial grant of stock options and the restricted stock units described in the foregoing paragraph will vest in full upon the earlier of: (i) Mr. Newsom’s “disability” (as defined in the employment agreement), (ii) Mr. Newsom’s death, (iii) immediately prior to a “change in control” (as defined in the 2019 Plan), (iv) Mr. Newsom terminating his service with the Bank for “good reason” (as defined in the employment agreement), or (v) the Company terminating Mr. Newsom’s employment with “cause” (as defined in the employment agreement).

Termination of Employment. Mr. Newsom’s employment agreement provides that, in the event his employment is terminated by us without “cause” (as defined in his employment agreement), the Company elects not to renew the employment agreement, or Mr. Newsom terminates employment for “good reason” (as defined in the employment agreement), then subject to the execution and effectiveness of a general release of claims in our favor, he will be entitled to receive: (i) an amount equal to 2 times the sum of (x) his annual base salary and (y) his target annual cash incentive bonus; (ii) full vesting of equity and phantom equity awards, with performance goals, if applicable, deemed met at target; and (iii) a lump sum payment equal to 24 months’ of the monthly premiums to continue existing healthcare coverage under COBRA, grossed-up for any applicable taxes. In lieu of the payments and benefits described in the preceding sentence, if Mr. Newsom’s employment is terminated by us without cause, the Company elects not to renew the employment agreement, or Mr. Newsom terminates employment for good reason, in each case within 24 months following a “change in control” (as defined in the employment agreement), at the request of a third party participating in a change in control or otherwise in connection with a change in control, subject to the execution and effectiveness of a general release of claims in our favor, he will be entitled to receive: (i) an amount equal to 3 times the sum of (x) his annual base salary and (y) his target annual cash incentive bonus; (ii) full vesting of equity and phantom awards, with performance goals, if applicable, deemed met at target; and (iii) a lump sum payment equal to 36 months’ of the monthly premiums to continue existing healthcare coverage under COBRA, grossed-up for any applicable taxes. For the first five years after the effective date of the employment agreement, if any change in control payment Mr. Newsom receives is deemed to be subject to excise taxes under Section 280G of the Code, then Mr. Newsom is entitled to an excise tax “gross-up.” However, with respect to a change in control that occurs after the fifth anniversary of the effective date of the employment agreement, if payments to Mr. Newsom would constitute “parachute payments” within the meaning of Section 280G of the Code, the parachute payments will be reduced so as not to trigger the excise tax imposed by Section 4999 of the Code if it would leave Mr. Newsom in a better after-tax position.

Upon a termination of Mr. Newsom’s employment due to “disability” (as defined in the employment agreement), he will be entitled to receive: (i) an amount equal to 2 times the sum of (x) his annual base salary and (y) his target annual cash incentive bonus; (ii) full vesting of equity and phantom equity awards, with performance goals, if applicable, deemed met at target; and (iii) a lump sum payment equal to 24 months’ of the monthly premiums to continue existing healthcare coverage under COBRA, grossed-up for any applicable taxes. Any amounts payable pursuant to subsection (i) of the foregoing sentence shall be reduced on a dollar-for-dollar basis by the amount Mr. Newsom is entitled to under any disability insurance plan sponsored by the Company or the Bank. Upon a termination of Mr. Newsom's employment due to death, he will be entitled to receive: (i) full vesting of equity and phantom equity awards, with performance goals, if applicable, deemed met at target, and (ii) any earned but unpaid bonus.

Potential Payment upon Termination or Change in Control

Payments to Mr. Newsom in the event of his termination of employment with the Bank or upon a “change in control” (as defined in the employment agreement) are described above in Employment Agreement with Cory T. Newsom” and “Deferred Compensation.”

In addition, the vesting of all outstanding stock options granted to the NEOs described above in “Converted Stock Appreciation Rights” is accelerated upon a termination due to death or disability, and in some cases, once the NEO reaches the age of 65.

None of the other NEOs have additional agreements governing payments in connection with a termination of employment or change in control.

Director Compensation

Our board of directors reviewed non-employee independent director compensation paid by our peers to establish the appropriate mix and amount of compensation payable to our non-employee directors. In March 2019, our board of directors approved non-employee director compensation consisting of: (i) an annual cash retainer of $20,000, payable on a monthly basis, (ii) an annual cash meeting fee of $10,000 for the lead director, $7,500 for each committee chair, and $2,500 for each committee member, payable on an annual basis, and (iii) an annual restricted stock unit award equal to $25,000 which vests on the first anniversary of the date of grant.

The following table sets forth the compensation earned, awarded or paid during 2018 to each director who served on our board of directors in 2018, other than Mr. Griffith and Mr. Newsom, whose compensation is described in the “Summary Compensation Table” above. The only fees earned or paid in cash to the directors in 2018 were related to their service as directors of the Bank.

	Fees Earned or Paid in Cash	All Other Compensation	Total Compensation
Kevin R. Bass(1)(2)	$19,500	$9,413	$28,913
Larry T. Beseda(2)	$43,500	$9,413	$52,913
Richard D. Campbell(2)	$43,500	$9,413	$52,913
Lonnie F. Hollingsworth(2)	$43,500	$9,413	$52,913
Cynthia B. Keith(3)	$43,500	$9,669	$53,169
Bobby G. Neal(2)	$43,500	$9,413	$52,913
Jodie E. Riley(2)	$43,500	$9,413	$52,913
Noe G. Valles(2)	$43,500	$9,413	$52,913
Kyle R. Wargo(2)	$43,500	$9,413	$52,913
(1)	In 2018, Mr. Bass served as an executive officer of the Company, but not a named executive officer. The amounts above reflect Mr. Bass’ compensation for services as a director only and not his compensation for services as an executive officer.
(2)	All other compensation includes $7,060 in the form of a gift and $2,353 in tax gross-ups for each respective director.
(3)	All other compensation includes $7,252 in the form of a gift and $2,417 in tax gross-ups for Ms. Keith.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures Regarding Related Person Transactions

Transactions by us or the Bank with related persons are subject to regulatory requirements and restrictions. These requirements and restrictions include the Affiliates Act and the Federal Reserve’s Regulation W (which governs certain transactions by the Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors, and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

In addition, our board of directors has adopted a written policy governing the approval of related person transactions that complies with all applicable requirements of the SEC and the NASDAQ Global Select Market concerning related person transactions. Related person transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related person has or will have a direct or indirect material interest. Related persons of the Company include directors (including nominees for election as directors), executive officers, beneficial holders of more than 5% of our capital stock and the immediate family members of these persons. Our Audit Committee, in consultation with outside counsel, as appropriate, will review potential related person transactions to determine if they are subject to the policy. In determining whether to approve a related person transaction, that Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related person’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related person, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon completion of the offering, our Related Person Transactions Policy will be available on our website at www.city.bank.

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2016, and each proposed transaction in which:

•	we have been or are to be a participant;
•	the amount involved exceeds or will exceed $120,000; and
•	any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Board Representation Agreement

In June 2011, we entered into a Stock Purchase Agreement with James C. Henry, a principal shareholder of the Company, and his spouse in connection with their purchase of approximately $15.0 million of our common stock in a private placement. Pursuant to that Stock Purchase Agreement, the Company agreed to nominate a representative of the Henrys to serve on the board of directors of each of the Company and the Bank. Richard D. Campbell has served as that board representative since 2011. On March 7, 2019, the Company and the Henrys terminated the Stock Purchase Agreement and entered into a Board Representation Agreement that maintained the Henrys’ right to appoint a representative to our board of directors and to the board of directors of the Bank. Pursuant to the Board Representation Agreement, for so long as the Henrys, or a lineal descendant of the Henrys, or an entity formed for their benefit, holds in aggregate 5.0% or more of our outstanding shares of common stock, the Company must nominate their representative to serve on the board of directors of each of the Company and the Bank, subject to any required regulatory and shareholder approvals.

Private Sales of Subordinated Debt Securities

In December 2018, we conducted an exchange offering pursuant to which we exchanged existing subordinated debt securities, due 2024, for newly issued ten- and twelve-year subordinated debt securities, due 2028 and 2030, respectively, and sold additional newly issued subordinated debt securities. In this offering, Richard D. Campbell, a director, and his spouse exchanged $250,000 in principal amount of existing subordinated debt securities, due 2024, for $250,000 in principal amount of newly issued debt securities, due 2030 on the same terms and conditions as offered to other qualified investors. Certain of our directors also participated in the exchange offering in principal amounts less than $120,000 and on the same terms and conditions as offered to other qualified investors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowed Funds” for additional description of the subordinated debt securities.

Other Transactions

The Company has purchased office furniture, fixtures and equipment for various bank locations from 1st Class Solutions, an entity in which Kim Newsom, the wife of Cory T. Newsom, a director and the President of the Company, has a majority ownership interest. Mr. Newsom also owns a minority interest in 1st Class Solutions. The purchases by the Company totaled approximately $335,000, $631,000, and $446,000 in the years ended December 31, 2018, 2017 and 2016, respectively. All purchases from 1st Class Solutions received prior approval of the board of directors of the Company, with Mr. Newsom abstaining from the vote. We believe the terms of each of the transactions described above are no less favorable to us than we could have obtained from an unaffiliated third party. We expect to continue to engage in similar transactions in the ordinary course of business with our directors, executive officers, principal shareholders and their associates. Following the completion of the offering, all related party transactions will be reviewed and approved in accordance with our Related Person Transaction Policy.

Ordinary Banking Relationships

Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with us or the Bank in the ordinary course of business. These transactions include deposits, loans, wealth management products and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Any loans we originate with officers, directors and principal shareholders, as well as their immediate family members and affiliates, are approved by our board of directors in accordance with the Bank’s regulatory requirements.

Cory T. Newsom, our President, has no familial relationship with Mikella D. Newsom, our Chief Risk Officer and Secretary.

As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 197,000 of the shares offered by this prospectus for sale to our directors, executive officers, employees and business associates and certain other related persons who have expressed an interest in purchasing our common stock in this offering through a directed share program. See “Underwriting—Directed Share Program” for additional information regarding the directed share program.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table provides information regarding the beneficial ownership of our common stock as of April 12, 2019, and as adjusted to reflect the completion of this offering, for:

•	each of our directors;
•	each of our executive officers;
•	all of our directors and executive officers as a group; and
•	each shareholder who beneficially owns more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.

The percentage of beneficial ownership is based on 14,771,520 shares of our common stock outstanding as of April 12, 2019 and 17,471,520 shares to be outstanding after the completion of this offering, which assumes that the underwriters do not exercise their option to purchase any additional shares of common stock. The table does not reflect any shares of common stock that may be purchased in this offering by the individuals listed below.

Except as indicated below, the address for each shareholder listed in the table below is: South Plains Financial, Inc., 5219 City Bank Parkway, Lubbock, Texas 79407.

			Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering		If Option Not Exercised		If Option Exercised in Full
Name	Number	%	Number	%	Number	%
Directors and executive officers:
Kevin R. Bass(1)	140,982	*	140,982	*	140,982	*
Richard D. Campbell(2)	2,409,540	16.31%	1,729,540	9.90%	1,729,540	9.62%
Steven B. Crockett(3)	104,754	*	104,754	*	104,754	*
Kelly L. Deterding(4)	33,046	*	33,046	*	33,046	*
Curtis C. Griffith(5)	2,523,999	17.01%	2,523,999	14.39%	2,523,999	13.99%
Cynthia B. Keith	—	—	—	—	—	—
Allison S. Navitskas	—	—	—	—	—	—
Cory T. Newsom(6)	304,788	2.05%	304,788	1.73%	304,788	1.68%
Mikella D. Newsom(7)	33,947	*	33,947	*	33,947	*
Noe G. Valles	81,840	*	81,840	*	81,840	*
Kyle R. Wargo	—	—	—	—	—	—
Directors & executive officers as a group (11 individuals)	5,632,896	37.22%	4,952,896	27.77%	4,952,896	27.00%
Principal shareholders:
South Plains Financial, Inc. ESOP(8)	2,998,470	20.30%	2,998,470	17.16%	2,998,470	16.68%
Henry TAW LP(9)	1,470,000	9.95%	1,470,000	8.41%	1,470,000	8.18%
James C. Henry(10)	900,000	6.09%	220,000	1.26%	220,000	1.22%
*	Represents ownership of less than 1%
(1)	Includes (i) 24,900 shares held individually by Mr. Bass, (ii) 73,500 shares underlying vested options received in connection with the conversion of Mr. Bass’s SARs and (iii) 42,582 shares held by the ESOP and allocated to Mr. Bass’s account. Following the completion of this offering, each ESOP participant will have the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as an ESOP participant, Mr. Bass may be deemed the beneficial owner of such shares.
(2)	Includes (i) 39,540 shares held individually by Mr. Campbell, (ii) 1,470,000 shares owned by Henry TAW LP, and (iii) 900,000 shares owned by James C. Henry. All of the shares owned by Henry TAW LP and James C. Henry are subject to a voting agreement and irrevocable proxy pursuant to which Mr. Campbell exercises voting authority.

(3)	Includes (i) 10,500 shares held individually by Mr. Crockett, (ii) 67,500 shares underlying vested options received in connection with the conversion of Mr. Crockett’s SARs and (iii) 26,700 shares held by the ESOP and allocated to Mr. Crockett’s account. Following the completion of this offering, each ESOP participant will have the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as an ESOP participant, Mr. Crockett may be deemed the beneficial owner of such shares.
(4)	Includes (i) 15,000 shares underlying vested options received in connection with the conversion of Mr. Deterding’s SARs and (ii) 18,046 shares held by the ESOP and allocated to Mr. Deterding’s account. Following the completion of this offering, each ESOP participant will have the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as an ESOP participant, Mr. Deterding may be deemed the beneficial owner of such shares.
(5)	Includes (i) 2,369,790 shares held by Mr. Griffith, (ii) 66,000 shares underlying vested options received in connection with the conversion of Mr. Griffith’s SARs and (iii) 88,209 shares held by the ESOP and allocated to Mr. Griffith’s account. Following the completion of this offering, each ESOP participant will have the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as an ESOP participant, Mr. Griffith may be deemed the beneficial owner of such shares.
(6)	Includes (i) 109,500 shares held individually by Mr. Newsom, (ii) 750 shares held for the benefit of Mr. Newsom’s minor child, (iii) 123,000 shares underlying vested options received in connection with the conversion of Mr. Newsom’s SARs, and (iv) 71,538 shares held by the ESOP and allocated to Mr. Newsom’s account. Following the completion of this offering, each ESOP participant will have the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as an ESOP participant, Mr. Newsom may be deemed the beneficial owner of such shares.
(7)	Includes (i) 4,500 shares held individually by Ms. Newsom, (ii) 18,000 shares underlying vested options received in connection with the conversion of Ms. Newsom’s SARs and (iii) 11,447 shares held by the ESOP and allocated to Ms. Newsom’s account. Following the completion of this offering, each ESOP participant will have the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders and as an ESOP participant, Ms. Newsom may be deemed the beneficial owner of such shares.
(8)	Following the completion of this offering, each ESOP participant will have the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters requiring the vote of our shareholders. In the event that a participant does not direct the ESOP trustee on how to vote his or her allocated shares, the ESOP trustee may determine how such shares are voted or the shares may not be voted. Shares held by the ESOP that are not allocated to the participants’ accounts will be voted in the same proportion as the shares allocated to participants’ accounts. The business address for our ESOP is 5219 City Bank Parkway, Lubbock, Texas 79407.
(9)	All of the 1,470,000 shares held by Henry TAW LP are subject to a voting agreement and irrevocable proxy pursuant to which Richard D. Campbell exercises voting authority.
(10)	All of the 900,000 shares held by James C. Henry are subject to a voting agreement and irrevocable proxy pursuant to which Richard D. Campbell exercises voting authority.

The following table provides information regarding the beneficial ownership of our common stock as of December 31, 2018, and as adjusted to reflect the completion of this offering, for the selling shareholder. The percentage of beneficial ownership is based on 14,771,520 shares of our common stock outstanding as of December 31, 2018 and 17,471,520 shares to be outstanding after the completion of this offering.

			Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering		If Option Not Exercised		If Option Exercised in Full
Name	Number	%	Number	%	Number	%
Selling shareholder:
James C. Henry	900,000	6.09%	220,000	1.26%	220,000	1.22%

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material rights of our capital stock and related provisions of our certificate of formation and bylaws. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of formation and bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of shareholder rights.

Our certificate of formation authorizes the issuance of up to 30,000,000 shares of voting common stock, par value $1.00 per share, and up to 1,000,000 shares of preferred stock, par value $1.00 per share. On March 11, 2019, we effected a 29-for-1 stock dividend, resulting in shareholders receiving 29 shares of common stock for each share of common stock held as of March 11, 2019. As of December 31, 2018, we had 14,771,520 shares of our common stock issued and outstanding, after giving effect to the 29-for-1 stock dividend, and no shares of preferred stock issued or outstanding.

Common Stock

Each share of common stock has the same rights, privileges and preferences as every other share of common stock, and there is no preemptive, conversion, redemption rights or sinking fund provisions applicable to our common stock. The designations and powers, preferences and rights and the qualifications, limitations or restrictions of the common stock are described below.

Dividend Rights. Subject to the rights of preferred stock we may issue in the future, or any other class or series of stock having a preference as to dividends over the common stock, each share of common stock will participate equally in dividends, which are payable when and as declared by our board of directors. Further, the agreements pursuant to which we borrow money and the regulations to which we are subject as a bank holding company may limit our ability to pay dividends or other distributions with respect to the common stock or to repurchase our capital stock. The board of directors has the discretion to determine the amount of dividends to be paid.

Liquidation and Dissolution. Upon any liquidation, dissolution or winding up of the Company, after the payment of all liabilities and of the liquidation preferences with respect to any issued and outstanding preferred shares, or any other class or series of stock having preference over the common stock, we will distribute our remaining assets to the holders of our voting common stock on a pro rata basis.

Voting Rights. Each holder of common stock is entitled to one vote per share on any issue requiring a vote. Shareholders may not cumulate their votes in the election of directors.

Absence of Preemptive Rights. Our common stock does not have preemptive rights or other rights to subscribe for additional shares.

Stock Exchange Listing. Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SPFI.”

Preferred Stock

We do not have any preferred stock outstanding as of the date of this prospectus. In our certificate of formation, we reserve the right to issue one or more series of preferred stock, fix the designations and the powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such series, including, without limitation, voting rights, dividend rate, conversion rights, redemption price and liquidation preference, as may be permitted by the TBOC, to fix the number of shares constituting any series and to increase or decrease the number of shares of any series (but not below the number of shares of such series then outstanding).

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their common stock over our then-market price.

Anti-Takeover Considerations and Special Provisions of Our Certificate of Formation, Bylaws and Texas Law

Certain provisions of our certificate of formation and bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Certain provisions of the TBOC found at Section 21.602 through Section 21.610 relating to business combinations with affiliates may have the effect of deterring hostile takeovers or delaying or preventing control or management of a company.

Authorized but Unissued Capital Stock. As of the date of this document, we had 15,228,480 shares of authorized but unissued shares of common stock and 1,000,000 shares of authorized but unissued shares of preferred stock. Our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Limitation on Right to Call a Special Meeting of Shareholders. Our bylaws provide that, except as otherwise required by the TBOC and subject to our certificate of formation, special meetings of shareholders may be called only by the chairman of the board of directors, the board of directors or the holders of not less than 25% of all of the outstanding shares of the corporation entitled to vote at the meeting. In order for a special meeting to be called by the shareholders, a written request for a special meeting signed by the shareholders owning at least the requisite percent of shares entitled to vote at the meeting as of the date of the request must be delivered to the secretary at the principal executive offices of the Company. The special meeting request must include certain information listed in our bylaws, including, but not limited to, a statement of the business proposed to be acted on at the meeting, the signatures of each shareholder submitting the special meeting request, the name and address of each shareholder submitting the special meeting request and documentary evidence that the requesting shareholders own the requisite percent of shares as of the date of the special meeting request. A special meeting request shall not be valid if (1) the request relates to an item of business that is not a proper subject for shareholder action under applicable law or our certificate of formation, (2) the request relates to an item of business that is the same or substantially similar to an item presented at a meeting of shareholders occurring within ninety (90) days preceding the earliest date of the signature on the special meeting request, (3) the special meeting request is delivered during the period commencing ninety (90) days prior to the first anniversary of the preceding year’s annual meeting and ending on the date of the next annual meeting of shareholders; or (4) the special meeting request does not comply with the requirements of our bylaws.

Shareholder Proposals. Our bylaws include specific procedures for shareholder proposals, including proposed nominations for directors, to be brought at shareholder meetings including that the shareholder must (1) be the holder of not less than 25% of all of the outstanding shares of the corporation entitled to vote at the meeting, (2) be a shareholder of record at the time of giving of notice of such meeting by the board of directors and at the time of the annual meeting, (3) be entitled to vote at such annual meeting, and (4) comply with the procedures set forth in our bylaws as to such nomination or other business. Notice of a shareholder proposal notice must generally be delivered to the secretary of the Company not earlier than 30 days nor more than 60 days prior to the shareholder meeting. The notice of the shareholder proposal must include certain information listed in our bylaws, including, but not limited to, the name and address of each shareholder making the proposal, the name and address of any nominee for director, the class and number of shares of our capital stock, any proxy used in connection with the proposal, a description of the business desired to be brought before the meeting, and a description of all agreement, arrangement and understanding between the shareholder proposing the business to be brought before the meeting and any other affiliates and associates with whom the requesting shareholder is acting in concert in connection with the proposal.

Action by Written Consent in Lieu of Meeting. Our certificate of formation allows for any action required by the TBOC to be taken at any annual or special meeting of the shareholders to be taken without a meeting if a consent or consents in writing are signed by all of the holders of shares entitled to vote on the action were present and voted.

Classified Board of Directors. Our certificate of formation provides that our board of directors be divided into three (3) classes, with the directors in each class serving a three-year term. The election of directors is staggered so that approximately one-third of the board of directors is elected at each annual meeting. Directors are elected by the affirmative vote of the holders of a majority of the shares of common stock entitled to vote in the election of directors and represented in person or by proxy. For more information on the board, see “Management—Board of Directors.”

Filling of Board Vacancies. Any vacancy occurring in the board of directors may be filled by a majority of the directors then in office, though less than a quorum, except that any vacancy in the board of directors resulting from the removal of the director by the shareholders shall be filled only by the shareholders entitled to vote. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office and will hold office until such director’s successor has been elected and qualified or until such director’s earlier death, resignation or removal. However, pursuant to Section 21.410 of the TBOC, any vacancy in the board of directors to be filled because of an increase in the number of directors may be filled by the board of directors for a term of office continuing only until the next election of one or more directors by the shareholders. Furthermore, during a period between two successive annual meetings of shareholders, the board of directors may not fill more than two (2) vacancies created by an increase in the number of directors.

Removal of Directors. Pursuant to Section 21.409(d) of the TBOC, a director of a corporation with a classified board of directors may be removed only for cause. Furthermore, pursuant to Section 21.409(a) of the TBOC, our bylaws provide for heightened voting thresholds necessary to remove a director from office. Accordingly, a director may be removed only for cause at a meeting called for the purpose of removing the director by the affirmative vote of the holders of outstanding shares representing at least two-thirds of the voting power of all shares entitled to vote for the election of such director.

Amendment of the Bylaws or Adoption of New Bylaws. Our bylaws may be amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of the directors present at a meeting at which quorum is present, without approval of our shareholders. Accordingly, our board of directors could take action to amend our bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. Shareholders may also amend or repeal our bylaws and adopt new bylaws by the affirmative vote of holders of two-thirds of the shares entitled to vote at a meeting of the shareholders, provided that notice of the proposed alteration, amendment or repeal is contained in the notice of that shareholders’ meeting.

Voting Provisions. Our certificate of formation does not provide for certain heightened voting thresholds needed to consummate a change in control transaction, such as a merger, the sale of substantially all of our assets or other similar transaction. Accordingly, we will not be able to consummate a change in control transaction or sell all or substantially all of our assets without obtaining the affirmative vote of the holders of shares of our capital stock having at least two-thirds of the voting power of all outstanding capital stock entitled to vote thereon.

Exclusive Forum. Our bylaws provide that United States District Court for the Northern District of Texas, Lubbock Division, or in the event that such court lacks jurisdiction to hear the action, the District Courts of the County of Lubbock, Texas, shall be the sole and exclusive forum for certain shareholder litigation matters, unless we consent in writing to the selection of an alternative forum. Although we believe this provision benefits us by providing increased consistency in the application of Texas law in the types of lawsuits to which it applies and in limiting our litigation costs, the provision may have the effect of discouraging lawsuits against our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. However, it is possible that a court could rule that this provision is unenforceable or inapplicable to a particular dispute. We believe that that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such provision in this context. Shareholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Elimination of Liability and Indemnification. Our certificate of formation provides that, to the fullest extent permitted by Texas law, no director of the Company will be liable to the Company or its shareholders for monetary damages for acts or omissions in the director’s capacity as a director. However, pursuant to the TBOC, this limitation of liability does not extend to (1) a breach of a director’s duty of loyalty to the Company or its shareholders, (2) an act or omission not in good faith that constitutes a breach of a duty owed to the Company involving intentional misconduct or a knowing violation of the law, (3) a transaction from which a director received an improper benefit, or (4) an act or omission for which the liability of the director is expressly provided for by statute. To the extent that the TBOC is amended to further eliminate or limit the personal liability of directors, such liability shall be eliminated to the fullest extent permitted by law.

Our certificate of formation also provides, among other things, for mandatory indemnification of a director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director or officer of the Company. The Company will indemnify such a person against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, if the person (1) acted in good faith, (2) reasonably believed that their conduct was in or not opposed to the best interest of the Company and (3) with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful; provided further that (1) the director was not found liable on the basis that he or she received an improper benefit and (2) he or she is not found liable to the Company. A director found liable either to the Company or on the basis that they improperly received a personal benefit may only be indemnified for reasonable expenses (including attorneys’ fees) actually incurred by him or her in connection with defense against that action, however, if that director was found liable for willful or intentional misconduct in the performance of their duty to the Company, the Company shall not indemnify the director in any respect.

The foregoing is qualified in its entirety by reference to our certificate of formation and bylaws, both of which are on file with the SEC.

Texas and Federal Banking Law. Under the Texas Finance Code, an “acquisition of control” of a bank or bank holding company may not occur without the prior written approval of the Commissioner of the Texas Department of Banking, subject to certain exceptions outlined in Texas Finance Code Section 33.002. For purposes of this law, the term “control” means the possession, directly or indirectly, of the power to control a bank or bank holding company, and the term “acquisition of control” means (1) the ownership of or ability to vote 25% of the outstanding shares of a class of voting securities, (2) the ability to control the election of a majority of the board, (3) the power to exercise a controlling influence over the management or policies of the company, and (4) the conditioning of the transfer of 25% or more of the outstanding shares of a class of voting securities of a company on the transfer of 25% or more of the outstanding shares of a class of voting securities of another company.

The BHCA generally prohibits any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Company. For purposes of this law, “control” generally means ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of any class of our voting securities. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company after completion of the offering, could constitute acquisition of control of the bank holding company.

The foregoing provisions of Texas and federal law could make it more difficult for a third party to acquire a majority of our outstanding voting stock, by discouraging a hostile bid, or delaying, preventing or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or effect a proxy contest for control of our Company or other changes in our management.

Transfer Agent

The Company’s transfer agent is Broadridge Corporate Issuer Solutions, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established trading market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 17,471,520 shares of common stock outstanding (or 17,978,520 shares if the underwriters exercise their option to purchase additional shares of common stock in full). In addition, we have reserved 2,300,000 shares of common stock for issuance in connection with share-based payment awards that may be granted under the 2019 Plan. The maximum aggregate number of shares of common stock that may be issued pursuant to all awards under the 2019 Plan will increase annually on the first day of each fiscal year after the adoption of the 2019 Plan by the number of common shares equal to the lesser of (i) 3% of the total issued and outstanding shares of common stock on the first day of such fiscal year, and (ii) such lesser amount determined by our board of directors.

All of the 3,380,000 shares of common stock to be sold in this offering (or 3,887,000 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, or Rule 144. The remaining 14,091,520 outstanding shares will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the United States only if they are registered for resale under the Securities Act or an exemption from registration is available.

Lock-Up Agreements

We, each of our directors and executive officers, the selling shareholder and certain other principal shareholders, who will own in the aggregate approximately 7,124,770 shares, or approximately 40.8% of our common stock after the completion of this offering (assuming they do not purchase any shares in this offering and that the underwriters do not exercise their option to purchase additional shares), have entered into lock-up agreements under which we and they will generally agree not to sell or otherwise transfer our or their shares for a period of 180 days after the date of this prospectus. These lock-up agreements are subject to certain exceptions. For additional information, see “Underwriting—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

In addition, we have reserved up to 197,000 shares of our common stock offered by this prospectus for sale through a directed share program, at the initial public offering price, to our directors, executive officers, employees and business associates and certain other related persons who have expressed an interest in purchasing our common stock in this offering. See “Underwriting—Directed Share Program.”

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market only if (i) they are registered under the Securities Act or (ii) an exemption from registration, such as Rule 144, is available. The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, subject only to the availability of current public information regarding us. A person who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares under Rule 144 without regard to the current public information requirements of Rule 144.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 174,715 shares immediately after this offering; or
•	the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Registration Statement on Form S-8

In connection with or as soon as practicable following the completion of this offering, we intend to file a registration statement with the SEC on Form S-8 to register an aggregate of 3,455,960 shares of our common stock reserved for future issuance under the 2019 Plan and an indeterminate amount of plan interests in our common stock to be offered and sold pursuant to the ESOP. That registration statement will become effective upon filing and shares of common stock covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates) subject to the lock-up agreements described below and the Rule 144 restrictions described above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences relevant to (i) non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock acquired pursuant to this offering, and (ii) existing shareholders of the Company with respect to their existing shares of common stock there were owned as of the date of the revocation of the Company’s election to be treated as an S Corporation for federal income tax purposes. The following summary is based on the provisions of the Code, the applicable United States federal income tax regulations promulgated under the Code, or the Treasury Regulations, and judicial and administrative authority as of the date hereof, all of which are subject to change, possibly with retroactive effect. We have not sought and do not plan to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will agree with our statements and conclusions. Except as otherwise provided herein with respect to existing shareholders of the Company with respect to certain existing shares of common stock, this summary does not consider the consequences related to state, local, gift, estate, or foreign tax or the Medicare tax on certain investment income, nor does it address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund), partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities or foreign currencies, persons liable for the alternative minimum tax, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, United States expatriates or United States expatriated entities, those who are subject to the United States anti-inversion rules, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, persons deemed to sell our common stock under the constructive sale provisions of the Code, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security or other integrated investment or risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. Except as otherwise provided herein with respect to existing shareholders of the Company with respect to certain existing shares of common stock, the summary is limited to non-U.S. holders who will hold our common stock as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. Each potential non-U.S. investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

Certain Material Federal Income Tax Consequences for Existing Shareholders of the Company. Effective May 31, 2018, the Company revoked its election to be taxed for U.S. federal and applicable state income tax purposes as an S Corporation. This revocation resulted in our taxable income no longer being “passed through” to our shareholders for purposes of U.S. federal and applicable state income tax purposes. As a result, our earnings are now subject to, and we pay, U.S. federal and applicable state corporate income tax. In addition, we now include U.S. federal income tax in our consolidated financial statements.

The revocation was made primarily as a result of the decrease in the level of taxation of a C Corporation contained in the Tax Reform Act, which did not contain a similar decrease for S Corporations. The revocation of the Company’s S Corporation election has other benefits including, but not limited to, the ability of the Company to have multiple classes of stock outstanding and increased access to capital markets.

Cash distributions made by a former S Corporation within one year of the termination of its S Corporation election are generally treated first as a distribution of that former S Corporation’s accumulated adjustments account, referred to as a distribution of AAA. Amounts treated as a distribution of AAA are treated as a tax-free return of the shareholder’s tax basis in their stock, to the extent of the shareholder’s tax basis. This special treatment is generally only available with respect to cash distributions to shareholders of the Company who were S Corporation shareholders of the Company at the time of the revocation. To take advantage of this special treatment, the Company made cash distributions of AAA of $12.5 million in each of June 2018 and December 2018. These distributions did not completely eliminate the Company’s remaining AAA. Each shareholder of the Company who receives a fully or partially tax-free distribution of the Company’s AAA will reduce his, her or its’ tax basis in the Company’s stock by the amount treated as a tax-free return of the Company’s AAA.

To the extent that the Company still has a remaining balance in its AAA as of 12 months after the revocation of its S Corporation election, the Tax Reform Act provides an opportunity for the Company to continue to treat a portion of its cash distribution as being made partially out of its AAA. Under the Tax Reform Act, cash distributions by an “eligible terminated S Corporation” to its shareholders more than 12 months after the revocation of its S Corporation election will be treated for federal income tax purposes as made out of both undistributed C Corporation earnings and profits and the former S Corporation’s AAA in proportion to the corporation’s undistributed C Corporation earnings and profits and the corporation’s undistributed AAA. This may permit a portion of cash distributions to its shareholders after the first year following an S Corporation revocation to continue to be treated as a tax-free return of basis. To qualify for this special treatment, the Company must have been an S Corporation on December 21, 2017, the shareholders of the Company as of December 22, 2017 must be the same shareholders and hold their shares in the same percentages on the date that the S Corporation election is revoked and the revocation must occur within the 2 year period beginning on December 22, 2017. The Company believes that it qualifies for this benefit and this benefit should be available with respect to cash distributions more than one year after the revocation of the Company’s S Corporation election to shareholders of the Company who were shareholders at the time of the revocation. It is currently unclear whether this special treatment is available to Company shareholders who were not shareholders in the Company at the time of the revocation or with respect to additional shares acquired by existing shareholders in the Company after the time of the revocation. Neither the Code nor the Treasury Regulations provide clear guidance regarding which shareholders are eligible for this special treatment. The Company intends to closely monitor IRS guidance regarding partially tax-free distributions of the Company’s AAA after the first year following revocation and will treat distributions to its shareholders in accordance with applicable IRS guidance. Shareholders should consult with their tax advisors regarding the possible application of these rules to cash distributions by the Company more than one year after the date of the revocation.

Certain Material Federal Income Tax Consequences for Non-U.S. Holders. For purposes of this document, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

(1)	an individual who is a citizen or resident of the United States (and certain former citizens and residents of the United States subject to U.S. tax as expatriates);
(2)	a corporation (or other entity that is taxable as a corporation) created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia);
(3)	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
(4)	a trust: (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or (B) that was in existence on August 20, 1996, was treated as a U.S. person on the previous day, and elected to continue to be so treated.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or treated as a partner in an entity or arrangement treated as a partnership that holds our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

Distributions of cash or property (other than certain stock distributions) with respect to our common stock will be treated as dividends when paid to the extent of our current and accumulated earnings and profits as of the end of our taxable year of the distribution, determined for United States federal income tax purposes. To the extent any such distributions exceed both our current and accumulated earnings and profits, such excess amount will first be treated as a tax-free return of capital reducing your adjusted tax basis in our common stock, but not below zero, and thereafter will be treated as gain from the sale or other taxable disposition of such stock, the treatment of which is discussed under “Gain on Disposition of Shares of Common Stock.” Your adjusted tax basis in a share of our common stock is generally your purchase price for such share, reduced (but not below zero) by the amount of such prior tax free returns of capital.

Subject to the withholding requirements of the Foreign Account Tax Compliance Act, or FATCA, and with respect to effectively connected dividends, each of which is described below, dividends paid to a Non-U.S. Holder with respect to shares of our common stock will be subject to withholding of United States federal income tax at a 30% gross rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

To claim the benefit of a lower treaty rate with respect to dividends paid to you, you must furnish to us or our paying agent:

•	a valid IRS Form W-8BEN, W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or
•	if our common stock is held through certain foreign intermediaries or foreign partnerships, other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury Regulations.

This certification must be provided to us or our paying agent prior to the payment to you of any dividends and must be updated periodically, including upon a change in circumstances that makes any information on such certificate incorrect.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment (or, in the case of an individual, a fixed base) that you maintain in the United States, you will be taxed on a net income basis at applicable graduated individual or corporate tax rates in generally the same manner as if you were a U.S. person as defined under the Code, unless an applicable income tax treaty provides otherwise. However, we generally are not required to withhold tax from effectively connected dividends, provided that you have furnished to us or our paying agent a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-U.S. person; and
•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

If you are a corporate non-U.S. holder, effectively connected dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% gross rate, or at a lower rate if you are eligible for the benefits of an applicable income tax treaty.

Gain on Disposition of Shares of Common Stock

Subject to the discussions below regarding backup withholding and FATCA, as a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions exist, (ii) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or, in the case of a non-U.S. individual, a fixed base) that you maintain in the United States, if such permanent establishment or fixed base is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis; or (iii) we are or have been a U.S. real property holding corporation, or USRPHC, for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that you held shares of our common stock, and certain other conditions are met.

If you are an individual described in (i) above, you will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the sale, which may be offset by certain United States source capital losses, if any, recognized in the taxable year of the disposition of our common stock. If you are a non-U.S. holder described in (ii) above, gain recognized on the sale generally will be subject to United States federal income tax at graduated United States federal income tax rates on a net income basis and in generally the same manner as if the non-U.S. holder were a U.S. person as defined in the Code, unless an applicable income tax treaty provides otherwise. Additionally, a non-U.S. holder that is a corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, subject to certain adjustments, or at such lower rate as may be specified by an applicable income tax treaty.

Although we have not made a determination, we believe that we are not currently and we do not expect to become a USRPHC in the foreseeable future. Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we become a USRPHC, as long as our common stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury Regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for our common stock, more than 5% of our common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 10% withholding tax would apply to the gross proceeds from such disposition unless the holder is able to obtain a withholding certificate from the IRS reducing or eliminating the amount to be withheld, or otherwise qualifies for an exemption (such as in the case of certain nonrecognition transactions).

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership of our stock.

Information Reporting and Backup Withholding

Payments of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding also may be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding generally will apply to payments of dividends to a non-U.S. holder unless such non-U.S. holder furnishes to the payor a Form W-8BEN or Form W-8BEN-E (or other applicable or successor form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Payment of the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain U.S.-related entities and financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, W-8BEN-E (or other applicable or successor form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a refund or a credit against the non-U.S. holder’s United States federal income tax liability, provided that the non-U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

FATCA Withholding

FATCA imposes a 30% withholding tax on certain types of payments made to foreign financial institutions, or FFIs, and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.

As a general matter, FATCA imposes a 30% withholding tax on dividends on, and, from and after January 1, 2019, gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless (i) the foreign entity is an FFI that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of an FFI that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such an agreement; (ii) the foreign entity is not an FFI and either certifies that it does not have any “substantial” U.S. owners or furnishes identifying information regarding each substantial U.S. owner; or (iii) the foreign entity qualifies for an exemption from these rules. In certain cases, a “substantial” United States owner can mean an owner of any interest in the foreign entity.

If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would be exempt from withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available).

Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income tax consequences for non-U.S. holders relating to the purchase, ownership, and disposition of shares of our common stock acquired pursuant to this offering. If you are considering the purchase of shares of our common stock, you should consult with your tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of shares of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law discussed in this summary or under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

UNDERWRITING

We and the selling shareholder are offering the shares of our common stock described in this prospectus in an underwritten offering in which we, the selling shareholder and the underwriters, Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P., are entering into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we and the selling shareholder have severally and not jointly agreed to sell, the number of shares of our common stock indicated in the following table:

Number of Shares
Keefe, Bruyette & Woods, Inc.	2,028,000
Sandler O’Neill & Partners, L.P.	1,352,000
Total	3,380,000

The underwriters are offering the shares of our common stock subject to a number of conditions, including (among other things) that the representations and warranties made by us and the selling shareholder to the underwriters in the underwriting agreement are true, that there is no material adverse change in the financial markets, that we and the selling shareholder deliver customary closing documents and legal opinions to the underwriters and receipt and acceptance of our common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions. The underwriting agreement further provides that if any underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See “—Electronic Distribution.”

Underwriting Discounts

Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.68250 per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the U.S. may be made by affiliates of the underwriters.

The following table shows the initial public offering price, underwriting discounts and proceeds before expenses to us and to the selling shareholder. The information assumes either no exercise or full exercise by the underwriters of their option to purchase an additional 507,000 shares of common stock from us, discussed below:

	Per Share	No Exercise	Full Exercise
Public offering price	$17.50	$47,250,000	$56,122,500
Underwriting discounts	$1.13750	$3,071,250	$3,647,963
Proceeds to us, before expenses	$16.3625	$44,178,750	$52,474,538
Proceeds to selling shareholder, before expenses	$16.3625	$11,126,500	$11,126,500

We and the selling shareholder estimate the expenses of this offering, not including the underwriting discounts, to be approximately $1.1 million and such expenses are payable by us. We also have agreed to reimburse the underwriters up to $20,000 for certain of their offering expenses, including their counsel fees for expenses related to FINRA matters, state securities and “blue sky” filings, and the directed share program. In accordance with FINRA Rule 5110, these reimbursed fees are deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

We have granted the underwriters an option to purchase up to 507,000 additional shares of our common stock, at the initial public offering price, less the underwriting discount. The underwriters may exercise this option, in whole or in part, from time to time for a period of 30 days from the date of this prospectus. We will be obligated to sell these shares to the underwriters to the extent their option to purchase additional shares of common stock is exercised. Furthermore, if the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of common stock from the selling shareholder proportionate to the number of shares reflected next to such underwriter’s name in the table above relative to the total number of shares reflected in such table.

Lock-Up Agreements

We, each of our directors and executive officers, the selling shareholder and certain other principal shareholders, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the underwriters and subject to limited exceptions:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement under the Securities Act, with respect to any of the foregoing;
•	enter into any swap, hedge, or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise; or
•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement.

These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the underwriters may, in their sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, the underwriters have agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our common stock. They also apply to our common stock owned now or later acquired by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us, the selling shareholder and the underwriters. In addition to prevailing market conditions, among the factors considered in determining the initial public offering price of our common stock were our historical performance, our business potential and our earnings prospects, an assessment of our management, the recent market prices of, and demand for, publicly-traded common stock of comparable companies, the consideration of the above factors in relation to market valuation of comparable companies in related businesses and other factors deemed relevant by the underwriters and us. Neither we nor the underwriters can assure investors that an active trading market for the shares of our common stock may not develop. It is also possible that the shares of our common stock will not trade in the public market at or above the initial public offering price following the completion of this offering.

Exchange Listing

Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “SPFI.”

Indemnification and Contribution

We and the selling shareholder have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and its affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may, but are not obligated to, engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;
•	short sales; and
•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and the selling group members, if any, who are qualified market markers on the NASDAQ Global Select Market may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must generally display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the passive market maker may continue to bid and effect purchases at a price exceeding the then highest independent bid until specified purchase limits are exceeded, at which time such bid must be lowered to an amount no higher than the then highest independent bid. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters engaged in passive market making are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by the underwriters or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 197,000 shares of common stock for sale to our directors, executive officers, employees and business associates and certain other related persons. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. We do not know if these persons will choose to purchase all or any portion of these reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Affiliations

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

LEGAL MATTERS

Hunton Andrews Kurth LLP, Dallas, Texas, will pass upon the validity of the shares of common stock offered by this prospectus and certain other legal matters for us and for the selling shareholder. Fenimore, Kay, Harrison & Ford, LLP, Austin, Texas, is acting as counsel for the underwriters.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2018 and 2017 appearing in this prospectus and registration statement have been audited by Weaver and Tidwell, L.L.P., independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits or schedules filed therewith. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, and Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s internet website at www.sec.gov.

Following the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements and other information with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain an internet site at www.city.bank. Information on, or accessible through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors
South Plains Financial, Inc.
Lubbock, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of South Plains Financial, Inc. and Subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed its method for reporting the obligation required by the put option for shares of the Company’s stock held by the Company’s ESOP at December 31, 2018 and 2017.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. South Plains Financial, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WEAVER AND TIDWELL, L.L.P.

We have served as South Plains Financial, Inc.’s auditor since 2018.

Fort Worth, Texas
April 10, 2019

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2018	2017
	(In thousands except per share data)
ASSETS
Cash and due from banks	$47,802	$53,106
Interest-bearing deposits in banks	198,187	241,457
Cash and cash equivalents	245,989	294,563
Securities available for sale	338,196	194,179
Securities held to maturity	—	89,920
Loans held for sale	38,382	29,314
Loans held for investment	1,957,197	1,838,155
Allowance for loan losses	(23,126)	(21,461)
Accrued interest receivable	12,957	14,303
Premises and equipment, net	59,787	61,887
Bank-owned life insurance	57,172	55,890
Other assets	26,191	16,625
Total assets	$2,712,745	$2,573,375
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$510,067	$475,162
Interest-bearing	1,767,387	1,678,919
Total deposits	2,277,454	2,154,081
Short-term borrowings	17,705	15,550
Accrued expenses and other liabilities	29,416	26,137
Notes payable & other borrowings	95,000	95,000
Subordinated debt securities	34,002	20,887
Junior subordinated deferrable interest debentures	46,393	46,393
Total liabilities	2,499,970	2,358,048
Commitments and contingent liabilities
ESOP owned shares	58,195	57,121
Stockholders’ equity:
Common stock, $1 par value, 30,000,000 shares authorized; 14,771,520 issued in 2018 and 15,153,510 issued in 2017	14,772	15,154
Additional paid-in capital	80,412	85,888
Retained earnings	119,834	120,589
Accumulated other comprehensive income (loss)	(2,243)	(446)
Treasury stock, at cost (381,990 shares in 2017)	—	(5,858)
	212,775	215,327
Less ESOP owned shares	58,195	57,121
Total stockholder’ equity	154,580	158,206
Total liabilities and stockholders’ equity	$2,712,745	$2,573,375

The accompanying notes are an integral part of these consolidated financial statements.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2018	2017
	(In thousands except per share data)
Interest income:
Loans, including fees	$105,710	$94,110
Securities:
Taxable	5,577	2,595
Non taxable	2,872	4,874
Federal funds sold and interest-bearing deposits in banks	3,935	2,861
Total interest income	118,094	104,440
Interest expense:
Deposits	17,561	12,404
Notes payable & other borrowings	2,051	1,231
Subordinated debt securities	1,046	979
Junior subordinated deferrable interest debentures	1,824	1,363
Total interest expense	22,482	15,977
Net interest income	95,612	88,463
Provision for loan losses	6,901	3,966
Net interest income, after provision for loan losses	88,711	84,497
Noninterest income:
Service charges on deposit accounts	7,813	7,425
Income from insurance activities	7,128	6,422
Net gain on sales of loans	19,703	18,936
Bank card services and interchange fees	8,845	7,857
Investment commissions	1,779	1,478
Other (includes $620 reclassed from other comprehensive income in 2018)	6,853	5,271
Total noninterest income	52,121	47,389
Noninterest expense:
Salaries and employee benefits	71,778	67,127
Occupancy and equipment, net	13,571	12,988
Professional services	6,734	4,544
Marketing and development	3,050	2,994
IT and data services	2,233	2,115
Bank card expenses	2,743	2,298
Appraisal expenses	1,353	1,534
Other (includes $491 reclassed from other comprehensive income for 2017)	13,981	14,544
Total noninterest expense	115,443	108,144
Income before income taxes	25,389	23,742
Income tax expense (benefit)	(3,901)	107
Net income	$29,290	$23,635

The accompanying notes are an integral part of these consolidated financial statements.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (continued)

	Years Ended December 31,
	2018	2017
	(In thousands except per share data)
Earnings per share:
Basic	$1.98	$1.60
Diluted	$1.98	$1.60
Pro Forma Information (unaudited):
Net income	$20,757	$17,580
Income tax expense	$4,511	$6,055
Earnings per share - basic	$1.41	$1.19
Earnings per share - diluted	$1.41	$1.19
Net income	$29,290	$23,635
Other comprehensive income:
Change in net unrealized loss on securities available for sale	(1,773)	(1,320)
Reclassification adjustment for (gain) loss included in net income	(620)	491
Tax effect	596	—
Other comprehensive (loss)	(1,797)	(829)
Comprehensive income	$27,493	$22,806

The accompanying notes are an integral part of these consolidated financial statements.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2018 and 2017

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Treasury Stock	Less: ESOP Owned Shares
	Shares	Amount							Total
	(In thousands, except share data)
Balance at December 31, 2016	15,153,510	$15,154	$85,490	$105,226	$383	$(676)	$(5,858)	$(49,700)	$150,019
Net income	—	—	—	23,635	—	—	—	—	23,635
Cash dividends:
Common - $0.53 per share	—	—	—	(7,874)	—	—	—	—	(7,874)
Other comprehensive (loss)	—	—	—	—	(829)	—	—	—	(829)
Earned ESOP shares	—	—	398	(398)	—	676	—	(1,074)	(398)
Net change in value of ESOP shares	—	—	—	—	—	—	—	(6,347)	(6,347)
Balance at December 31, 2017	15,153,510	15,154	85,888	120,589	(446)	—	(5,858)	(57,121)	158,206
Net income	—	—	—	29,290	—	—	—		29,290
Cash dividends:
Common - $2.03 per share	—	—	—	(30,045)	—	—	—		(30,045)
Other comprehensive (loss), (net of tax)	—	—	—	—	(1,797)	—	—		(1,797)
Net change in value of ESOP shares	—	—	—	—	—	—	—	(1,074)	(1,074)
Extinguish treasury stock	(381,990)	(382)	(5,476)	—	—	—	5,858		—
Balance at December 31, 2018	14,771,520	$14,772	$80,412	$119,834	$(2,243)	$—	$—	$(58,195)	$154,580

The accompanying notes are an integral part of these consolidated financial statements.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2018	2017
	(In thousands except per share data)
Cash flows from operating activities:
Net income	$29,290	$23,635
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	6,901	3,966
Provision for foreclosed asset losses	285	538
Depreciation and amortization	5,185	5,284
Accretion and amortization	1,305	2,984
Other gains, net	(788)	(13)
Net gain on sales of loans	(19,703)	(18,936)
Proceeds from sales of loans held for sale	555,325	542,132
Loans originated for sale	(544,690)	(526,728)
Earned ESOP shares	—	676
Earnings on bank-owned life insurance	(1,282)	(1,332)
Net change in:
Accrued interest receivable and other assets	(8,187)	(2,044)
Accrued expenses and other liabilities	3,279	5,162
Net cash from operating activities	26,920	35,324
Cash flows from investing activities:
Activity in securities available for sale:
Purchases	(539,091)	(328,160)
Sales	102,332	64,767
Maturities, prepayments, and calls	364,909	287,788
Activity in securities held to maturity:
Maturities, prepayments, and calls	14,675	12,025
Loan originations and principal collections, net	(126,732)	(180,322)
Purchases of premises and equipment, net	(3,134)	(9,024)
Proceeds from sales of premises and equipment	126	173
Proceeds from sales of foreclosed assets	2,823	4,674
Net cash from investing activities	(184,092)	(148,079)
Cash flows from financing activities:
Net change in deposits	123,373	63,158
Net change in short-term borrowings	2,155	(10,690)
Proceeds from notes payable and other borrowings	13,115	—
Payments made on notes payable and other borrowings	—	(676)
Cash dividends on common stock	(30,045)	(7,874)
Net cash from financing activities	108,598	43,918
Net change in cash and cash equivalents	$(48,574)	$(68,837)
Beginning cash and cash equivalents	294,563	363,400
Ending cash and cash equivalents	$245,989	$294,563
Supplemental disclosures of cash flow information:
Interest paid on deposits and borrowed funds	$22,024	$15,892
Income taxes paid	2,729	107
Supplemental schedule of noncash investing and financing activities:
Loans transferred to foreclosed assets	6,473	1,954
Financed foreclosed asset sales	4,019	2,280

The accompanying notes are an integral part of these consolidated financial statements.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – South Plains Financial, Inc. (SPFI) is a Texas bank holding company that conducts its principal activities through its subsidiaries from offices located throughout Texas and Eastern New Mexico. Principal activities include commercial and retail banking, along with insurance, investment, trust, and mortgage services. Subsidiaries of SPFI follow:

Wholly Owned, Consolidated Subsidiaries:
City Bank	Bank subsidiary
Windmark Insurance Agency, Inc.	Non-bank subsidiary
Ruidoso Retail, Inc.	Non-bank subsidiary
CB Provence, LLC	Non-bank subsidiary
CBT Brushy Creek, LLC	Non-bank subsidiary
CBT Properties, LLC	Non-bank subsidiary
Wholly Owned, Equity Method Subsidiaries:
South Plains Financial Capital Trusts (SPFCT) III-V	Non-bank subsidiaries

Basis of Presentation and Consolidation – The consolidated financial statements (CFS) include the accounts of SPFI and its wholly owned consolidated subsidiaries (collectively referred to as the “Company”) identified above. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company’s CFS are prepared and presented in accordance with accounting principles generally accepted in the United States of America (GAAP).

Subsequent Events – The Company evaluated subsequent events for potential recognition and/or disclosure through March 1, 2019, the date the CFS were available to be issued.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Determination of the adequacy of the allowance for loan losses is a material estimate that is particularly susceptible to significant change in the near term; the valuation of foreclosed assets and fair values of financial instruments can also involve significant management estimates.

Concentration of Credit Risk – The bank subsidiary is primarily involved in real estate, commercial, agricultural, and consumer lending activities with customers throughout Texas and Eastern New Mexico. Although the bank subsidiary has a diversified portfolio, its debtors’ ability to honor their contracts is substantially dependent upon the general economic conditions of the region which consist primarily of agribusiness, wholesale/retail, oil and gas and related business, healthcare industries, and institutions of higher education.

Comprehensive Income – Comprehensive income is comprised of net income or loss and other comprehensive income or loss (OCI). Relevant examples of OCI items are unrealized holding gains and losses on securities available for sale, and subsequent decreases (if not an other-than-temporary impairment) or increases in the fair value of securities available for sale previously written down as impaired.

Cash and Cash Equivalents – The Company includes all cash on hand, balances due from other banks, and Federal funds sold, all of which have original maturities within three months, as cash and cash equivalents in the accompanying CFS. Federal regulations require the bank subsidiary to set aside specified amounts of cash as reserves against transaction and time deposits, which fluctuate daily. These reserves may be held as cash on hand or on deposit with a district Federal Reserve Bank. Management believes that the bank subsidiary complies with these requirements.

Securities – Investment securities may be classified into trading, held to maturity (HTM) or available for sale (AFS) portfolios. Securities that are held principally for resale in the near term are classified as trading.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities that management has the ability and positive intent to hold to maturity are classified as HTM and recorded at amortized cost. Securities not classified as trading or HTM are AFS and are reported at fair value with unrealized gains and losses excluded from earnings, but included in the determination of OCI. Management uses these assets as part of its asset/liability management strategy; they may be sold in response to changes in liquidity needs, interest rates, resultant prepayment risk changes, and other factors. Management determines the appropriate classification of securities at the time of purchase. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Realized gains and losses and declines in value judged to be other-than-temporary are included in gain (loss) on sale of securities. The cost of securities sold is based on the specific identification method.

When the fair value of a security is below its amortized cost, additional analysis is performed to determine whether an other-than-temporary impairment condition exists. The analysis considers (i) whether there is intent to sell securities prior to recovery and/or maturity, (ii) whether it is more likely than not that securities will have to be sold prior to recovery and/or maturity, and (iii) whether there is a credit loss component to the impairment. Often, the information available to conduct these assessments is limited and rapidly changing, making estimates of fair value subject to judgment. If actual information or conditions are different than estimated, the extent of the impairment of a security may be different than previously estimated, which could have a material effect on the Company’s results of operations and financial condition.

Nonmarketable Equity Securities – Securities with limited marketability, such as stock in the Federal Home Loan Bank of Dallas (FHLB), are carried at cost and are reported in other assets. Windmark Insurance Agency, Inc. owns 50% of WBSPF, LLC and accounts for its ownership using the equity method of accounting.

Loans – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the straight-line method, which is not materially different from the effective interest method required by GAAP.

Loans are placed on nonaccrual status when, in management’s opinion, collection of interest is unlikely, which typically occurs when principal or interest payments are more than ninety days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses – The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Company’s allowance for loan losses consists of specific valuation allowances established for probable losses on specific loans and general valuation allowances calculated based on historical loan loss experience for similar loans with similar characteristics and trends, judgmentally adjusted for general economic conditions and other qualitative risk factors internal and external to the Company.

The allowance for loan losses is evaluated on a quarterly basis by management and is based upon management’s review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. The bank subsidiary’s loans are generally secured by specific items of collateral including real property, crops, livestock, consumer assets, and other business assets.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on various factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the bank subsidiary to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. All loans rated substandard or worse and greater than $250,000 are specifically reviewed to determine if they are impaired. Factors considered by management in determining whether a loan is impaired include payment status and the sources, amounts, and probabilities of estimated cash flow available to service debt in relation to amounts due according to contractual terms. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Loans that are determined to be impaired are then evaluated to determine estimated impairment, if any. GAAP allows impairment to be measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Loans that are not individually determined to be impaired or are not subject to the specific review of impaired status are subject to the general valuation allowance portion of the allowance for loan loss.

The Company may modify its loan agreement with a borrower. The modification will be considered a troubled debt restructuring if the following criteria are met: (1) the borrower is experiencing a financial difficulty and (2) the Company makes a concession that it would not otherwise make. Concessions may include debt forgiveness, interest rate change, or maturity extension. Each of these loans is impaired and is evaluated for impairment, with a specific reserve recorded as necessary based on probable losses related to collateral and cash flow. A loan will no longer be required to be reported as restructured in calendar years following the restructure if the interest rate at the time of restructure is greater than or equal to the rate the Company was willing to accept for a new extension of credit with similar risk and the loan is in compliance with its modified terms.

Servicing Rights – When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in net gain on sale of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates present value of estimated future servicing income.

Under the fair value measurement method, the Company measures servicing rights at fair value at each reporting date and reports change in fair value of servicing assets in earnings in the period in which the changes occur, and are included with other noninterest income on the CFS. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses. Servicing rights were $1.3 million and $0 at December 31, 2018 and 2017, respectively.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Servicing fee income, which is reported on the CFS as other noninterest income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan as recorded when income is earned. Servicing income was immaterial for the years ended December 31, 2018 and 2017.

Transfers of Financial Assets – Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Loans Held for Sale – Loans held for sale are comprised of residential mortgage loans. Loans that are originated for best efforts delivery are carried at the lower of aggregate cost or fair value as determined by aggregate outstanding commitments from investors or current investor yield requirements. All other loans held for sale are carried at fair value. Loans sold are typically subject to certain indemnification provisions with the investor; management does not believe these provisions will have any significant consequences.

Premises and Equipment – Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method. Buildings and improvements are depreciated on a useful life up to 40 years. Furniture and equipment are depreciated on a useful life between 3 to 10 years.

Foreclosed Assets – Assets acquired through, or in lieu of, loan foreclosure or repossession are held for sale and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the cost basis or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other noninterest expense.

Bank-Owned Life Insurance – The bank subsidiary has purchased life insurance policies on various officers and also is the beneficiary. These policies are issued by third party insurance companies. Assets are carried at the cash surrender value and changes in the cash surrender values are recognized in other noninterest income in the accompanying CFS.

Mortgage Banking Derivatives – Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market, forward commitments for the future delivery of these mortgage loans, and forward sales of mortgage-backed securities are accounted for as free standing derivatives. At the time of the interest rate lock, the Company determines whether the loan will be sold through a best efforts contract or a mandatory delivery contract.

In order to hedge the change in interest rates resulting from the commitments to fund the loans that will be sold through a best efforts contract, the Company enters into forward loans sales commitments for the future delivery of mortgage loans when interest rate locks are entered into. At inception, these interest rate locks and the related forward loan sales commitments, adjusted for the expected exercise of the commitment before the loan is funded, are recorded with a zero value. Subsequent changes in fair value are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked.

In order to hedge the change in interest rates resulting from all other mortgage commitments to funds loans, the Company enters into forward sales of mortgage-backed securities contracts. At inception, these interest rate locks are recorded at fair value and are adjusted for the expected exercise of the commitment before the loan is funded. Subsequent changes in fair value are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. Changes in the fair values of these derivatives are included in net gain on sales of loans in the CFS.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivatives – At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company’s intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”), or (3) an instrument with no hedging designation (“stand-alone derivative”). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as noninterest income.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.

Advertising – Advertising costs are recognized when incurred. Advertising costs during 2018 and 2017 were approximately $2.5 million and $2.6 million, respectively.

Income Taxes – Effective May 31, 2018, the Company revoked its election to be taxed as an S Corporation, and became taxed as a C corporation under the provisions of Sections 301 to 385 of the Code, and established a deferred tax asset of $6.7 million to reflect the S corporation revocation. Thus, net income is now subject to U.S. federal income tax and the Company bears the liability for those taxes. Subsequent to the revocation, the Company distributed $25.0 million to shareholders from its accumulated adjustments account to take advantage of special tax treatment.

In 2006, the State of Texas modified the franchise tax structure. The change was effective for franchise tax reports filed on or after January 1, 2008. The modified tax is an income tax for financial reporting purposes under GAAP and the Company and its subsidiaries are subject to the modified tax as a combined group.

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. Interest and/or penalties related to income taxes are reported as a component of income tax expense.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Earnings per Share – Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share includes the dilutive effect of unearned ESOP shares. There are no other dilutive instruments at December 31, 2018 and 2017. Earnings and dividends per share are restated for all stock splits and dividends through the date of issuance of the financial statements.

Unaudited Pro Forma Information – As a result of the revocation of the S corporation election, the net income and earnings per share data presented in the CFS are not comparable with historical financial statements or future years, which will be calculated by including a full year of federal income tax expense. As a result, the Company is disclosing pro forma net income, income tax expense, and earnings per share as if the conversion to a C corporation had occurred at the beginning of each period. The federal tax rate used is 21% and 35% for 2018 and 2017, respectively.

Fair Values of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully described in Note 17. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect estimates.

Trust Assets – Custodial assets of City Bank’s trust department, other than cash on deposit at City Bank, if any, are not included in the accompanying CFS because they are not assets of City Bank. Trust fees are recognized on the accrual basis.

Segment Information – The Company has two reportable segments: banking and insurance. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company’s reportable segments are strategic business units that offer different products and services. Operations are managed and financial performance is evaluated on a Company-wide basis.

Reclassification – Certain amounts in the 2017 CFS have been reclassified to conform to the 2018 presentation.

Change in Accounting Principle – The Company’s ESOP includes a “put option” for shares of the Company’s common stock distributed from the ESOP. Shares are distributed from the ESOP primarily to separated vested participants and certain eligible participants who elect to diversify their account balances. Since the Company’s common stock is not currently traded on an established securities market, if the owners of distributed shares desire to sell their shares, the Company is required to purchase the shares at fair value during two put option periods following the distribution of the shares from the ESOP. The distributed shares subject to the put option and the shares held by the ESOP (ESOP shares) were previously recorded in permanent equity, as permitted by Accounting Standards Codification 718, Compensation — Stock Compensation. Due to the Company filing these financial statements with the Securities and Exchange Commission (SEC) and its obligation under the put option, the distributed shares and ESOP shares should be classified as temporary equity in the mezzanine section of the CFS per SEC requiremenets. This change in principle resulted in the December 31, 2017 permanent equity decreasing $57 million and temporary equity increasing by $57 million from amounts previously reported.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements – Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) constitutes U.S. GAAP for nongovernmental entities. Updates to ASC are prescribed in Accounting Standards Updates (ASU), which are not authoritative until incorporated into ASC.

ASU 2014-09 Revenue from Contracts with Customers (Topic 606) and ASU 2015-14 - Revenue from Contracts with Customers (Topic 606) - Deferral of the Effective Date. The FASB amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer. These amendments are effective beginning January 1, 2019. The adoption of this standard is not expected to have a material impact on the Company’s operating results or financial condition as a majority of the Company’s revenue streams are not within the scope of Topic 606 and the recognition on those streams within the scope is not expected to significantly change.

ASU 2016-01 Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01, among other things, eliminates the requirement to disclose the fair value of financial instruments at amortized cost for entities that are not public business entities. We adopted the new standard effective January 1, 2018, the effective date of the guidance. Accordingly, the Company’s fair value of financial instruments at amortized cost are no longer disclosed in our consolidated financial statements. The adoption of this guidance did not have any other significant impact on our consolidated financial statements.

ASU 2016-02 Leases (Topic 842). The FASB amended existing guidance that requires that lessees recognize lease assets and lease liabilities on the balance sheet and disclose key information about leasing arrangements. The Company is in the process of determining the effect of the standard on its consolidated operating results and financial condition. These amendments are effective beginning January 1, 2020.

ASU 2016-13 Financial Instruments - Credit Losses (Topic 326). The FASB issued guidance to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables, held to maturity securities, and debt securities. ASU 2016-13 is effective for the Company for annual periods beginning after December 15, 2021, including interim periods within those fiscal years. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently evaluating the impact adoption of ASU 2016-13 will have on its consolidated operating results and financial condition.

ASU 2016-15 Statement of Cash Flows (Topic 320). The FASB issued guidance to address the diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The adoption of this standard is not expected to have a material impact on the Company’s operating results or financial condition. These amendments are effective beginning January 1, 2019.

ASU 2017-12 Derivatives and Hedging (Topic 815). The FASB issued guidance to improve the financial reporting of hedging relationships to better portray economic results of an entity’s risk management activities in its financial statements. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. The Company early adopted this ASU in 2018 and it did not have a material impact on the Company’s operating results or financial condition.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

2.	SECURITIES

The amortized cost and fair value of securities, with gross unrealized gains and losses, at year-end follow:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2018
Available for sale:
U.S. government and agencies	$84,765	$18	$(76)	$84,707
State and municipal	32,205	480	(375)	32,310
Mortgage-backed securities	184,267	29	(2,040)	182,256
Asset-backed and other amortizing securities	39,799	1	(877)	38,923
	$341,036	$528	$(3,368)	$338,196
Held to maturity:
State and municipal	$—	$—	$—	$—

2017
Available for sale:
U.S. government and agencies	$10,302	$113	$(23)	$10,392
State and municipal	74,597	755	(368)	74,984
Mortgage-backed securities	66,373	39	(629)	65,783
Asset-backed and other amortizing securities	43,353	9	(342)	43,020
	$194,625	$916	$(1,362)	$194,179
Held to maturity:
State and municipal	$89,920	$2,417	$(27)	$92,310

The amortized cost and fair value of debt securities at December 31, 2018 are presented below by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Other securities are shown separately since they are not due at a single maturity date.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$77,918	$77,891	$—	$—
After 1 year through 5 years	7,317	7,287	—	—
After 5 years through 10 years	8,995	8,850	—	—
After 10 years	22,740	22,989	—	—
Other	224,066	221,179	—	—
	$341,036	$338,196	$—	$—

During 2018, all 122 securities designated as HTM were transferred to AFS based on ASU 2017-12. These securities had a book value of $75.2 million and a fair value of $77.6 million as of January 1, 2018, the effective date of the transfer. The unrealized gain is recorded in the change in unrealized loss on securities in other comprehensive income.

At year-end 2018 and 2017, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders’ equity.

Securities with a carrying value of approximately $200.0 million and $188.1 million at December 31, 2018 and 2017, respectively, were pledged to collateralize public deposits and for other purposes as required or permitted by law.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

2.
SECURITIES (Continued)

The following table segregates securities with unrealized losses at year-end, by the period they have been in a loss position:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2018
U.S. government and agencies	$77,891	$27	$2,048	$49	$79,939	$76
State and municipal	5,662	92	9,781	283	15,443	375
Mortgage-backed securities	108,962	293	54,035	1,747	162,997	2,040
Asset-backed and other amortizing securities	—	—	37,351	877	37,351	877
	$192,515	$412	$103,215	$2,956	$295,730	$3,368
Held to maturity:
State and municipal	$—	$—	$—	$—	$—	$—

2017
U.S. government and agencies	$2,073	$23	$—	$—	$2,073	$23
State and municipal	30,247	209	6,389	159	36,636	368
Mortgage-backed securities	47,477	368	11,623	261	59,100	629
Asset-backed and other amortizing securities	41,197	342	—	—	41,197	342
	$120,994	$942	$18,012	$420	$139,006	$1,362
Held to maturity:
State and municipal	$14,764	$20	$460	$7	$15,224	$27

There were 83 securities with an unrealized loss at December 31, 2018. Management does not believe that these losses are other than temporary as there is no intent to sell any of these securities before recovery and it is not probable that we will be required to sell any of these securities before recovery, and credit loss, if any, is not material. Any unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2018, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company’s CFS.

3.	LOANS

Loans are summarized by category at year-end as follows:

	2018	2017
Commercial real estate	$538,037	$506,894
Commercial - specialized	305,022	329,119
Commercial - general	427,728	410,057
Consumer:
1-4 family residential	346,153	313,350
Auto loans	191,647	146,622
Other consumer	70,209	66,191
Construction	78,401	65,922
	1,957,197	1,838,155
Allowance for loan losses	(23,126)	(21,461)
Loans, net	$1,934,071	$1,816,694

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

3.
LOANS (Continued)

The Company has certain lending policies, underwriting standards, and procedures in place that are designed to maximize loan income with an acceptable level of risk. Management reviews and approves these policies, underwriting standards, and procedures on a regular basis and makes changes as appropriate. Management receives frequent reports related to loan originations, quality, concentrations, delinquencies, non-performing, and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions, both by type of loan and geography.

Commercial – General and Specialized – Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably. Underwriting standards have been designed to determine whether the borrower possesses sound business ethics and practices, evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations, as agreed and ensure appropriate collateral is obtained to secure the loan. Commercial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial loans are secured by the assets being financed or other business assets, such as real estate, accounts receivable, or inventory, and include personal guarantees. Owner-occupied real estate is included in commercial loans, as the repayment of these loans is generally dependent on the operations of the commercial borrower’s business rather than on income-producing properties or the sale of the properties. Commercial loans are grouped into two distinct sub-categories: specialized and general. Commercial related segments that are considered “specialized” include agricultural production and real estate loans, energy loans, and finance, investment, and insurance loans. Commercial related segments that contain a broader diversity of borrowers, sub-industries, or serviced industries are grouped into the “general category.” These include goods, services, restaurant & retail, construction, and other industries.

Commercial Real Estate – Commercial real estate loans are also subject to underwriting standards and processes similar to commercial loans. These loans are underwritten primarily based on projected cash flows for income-producing properties and collateral values for nonincome-producing properties. The repayment of these loans is generally dependent on the successful operation of the property securing the loans or the sale or refinancing of the property. Real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s real estate portfolio are diversified by type and geographic location. This diversity helps reduce the exposure to adverse economic events that affect any single market or industry.

Construction – Loans for residential construction are for single-family properties to developers, builders, or end-users. These loans are underwritten based on estimates of costs and completed value of the project. Funds are advanced based on estimated percentage of completion for the project. Performance of these loans is affected by economic conditions as well as the ability to control costs of the projects.

Consumer – Loans to consumers include 1-4 family residential loans, auto loans, and other loans for recreational vehicles or other purposes. The Company utilizes a computer-based credit scoring analysis to supplement its policies and procedures in underwriting consumer loans. The Company’s loan policy addresses types of consumer loans that may be originated and the collateral, if secured, which must be perfected. The relatively smaller individual dollar amounts of consumer loans that are spread over numerous individual borrowers also minimize the Company’s risk. The Company generally requires mortgage title insurance and hazard insurance on 1-4 family residential loans.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

3.
LOANS (Continued)

The following table details the activity in the allowance for loan losses during 2018 and 2017. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	Beginning Balance	Provision for loan losses	Charge-offs	Recoveries	Ending Balance
2018
Commercial real estate	$3,769	$1,728	$(1,540)	$1,622	$5,579
Commercial - specialized	2,367	177	(115)	87	2,516
Commercial - general	10,151	1,539	(4,291)	774	8,173
Consumer:
1-4 family residential	1,787	660	(272)	74	2,249
Auto loans	2,068	1,733	(972)	165	2,994
Other consumer	971	974	(941)	188	1,192
Construction	348	90	(15)	—	423
Total	$21,461	$6,901	$(8,146)	$2,910	$23,126

2017
Commercial real estate	$4,049	$(365)	$(18)	$103	$3,769
Commercial - specialized	3,474	(1,724)	(173)	790	2,367
Commercial - general	9,589	2,653	(2,658)	567	10,151
Consumer:
1-4 family residential	1,555	539	(387)	80	1,787
Auto loans	1,272	1,522	(875)	149	2,068
Other consumer	1,083	1,145	(1,495)	238	971
Construction	152	196	—	—	348
Total	$21,174	$3,966	$(5,606)	$1,927	$21,461

The following table shows the Company’s investment in loans disaggregated based on the method of evaluating impairment:

	Recorded Investment		Allowance for Loan Losses
	Individually Evaluated	Collectively Evaluated	Individually Evaluated	Collectively Evaluated
2018
Commercial -	$1,819	$536,218	$—	$5,579
Commercial - specialized	2,116	302,906	—	2,516
Commercial - general	2,950	424,778	233	7,940
Consumer:
1-4 family residential	2,475	343,678	8	2,241
Auto loans	—	191,647	—	2,994
Other consumer	—	70,209	—	1,192
Construction	—	78,401	—	423
Total	$9,360	$1,947,837	$241	$22,885

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

3.
LOANS (Continued)

	Recorded Investment		Allowance for Loan Losses
	Individually Evaluated	Collectively Evaluated	Individually Evaluated	Collectively Evaluated
2017
Commercial -	$7,360	$499,534	$—	$3,769
Commercial - specialized	5,367	323,752	—	2,367
Commercial - general	4,975	405,082	109	10,042
Consumer:
1-4 family residential	3,287	310,063	34	1,753
Auto loans	—	146,622	—	2,068
Other consumer	—	66,191	—	971
Construction	—	65,922	—	348
Total	$20,989	$1,817,166	$143	$21,318

Impaired loan information at year-end follows:

	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
2018
Commercial real estate	$2,274	$1,819	$—	$1,819	$—	$4,590
Commercial - specialized	2,116	2,116	—	2,116	—	3,742
Commercial - general	4,758	240	2,710	2,950	233	3,963
Consumer:
1-4 family	2,894	2,111	364	2,475	8	2,881
Auto loans	—	—	—	—	—	—
Other consumer	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Total	$12,042	$6,286	$3,074	$9,360	$241	$15,176

2017
Commercial real estate	$7,815	$7,360	$—	$7,360	$—	$4,982
Commercial - specialized	6,074	5,367	—	5,367	—	5,244
Commercial - general	7,433	3,659	1,316	4,975	109	4,901
Consumer:
1-4 family	3,937	2,888	399	3,287	34	2,795
Auto loans	—	—	—	—	—	—
Other consumer	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Total	$25,259	$19,274	$1,715	$20,989	$143	$17,922

All impaired loans $250,000 and greater were specifically evaluated for impairment. Interest income recognized using a cash-basis method on impaired loans for 2018 and 2017 was not significant. Additional funds committed to be advanced on impaired loans are not significant.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

3.
LOANS (Continued)

The table below provides an age analysis on accruing past-due loans and nonaccrual loans at year-end:

	30-89 Days Past Due	90 Days or More Past Due	Nonaccrual
2018
Commercial real estate	$1,748	$—	$217
Commercial - specialized	992	—	2,550
Commercial - general	2,625	—	2,134
Consumer:
1-4 Family residential	1,611	440	1,489
Auto loans	825	50
Other consumer	883	74
Construction	—	—	—
Total	$8,684	$564	$6,390

2017
Commercial real estate	$2,562	$52	$5,558
Commercial - specialized	519	54	1,587
Commercial - general	1,827	13	3,385
Consumer:
1-4 Family residential	3,147	957	2,088
Auto loans	550	60	11
Other consumer	646	61	—
Construction	—	—	75
Total	$9,251	$1,197	$12,704

The Company grades its loans on a thirteen-point grading scale. These grades fit in one of the following categories: (i) pass, (ii) special mention, (iii) substandard, (iv) doubtful, or (v) loss. Loans categorized as loss are charged-off immediately. The grading of loans reflect a judgment about the risks of default associated with the loan. The Company reviews the grades on loans as part of our on-going monitoring of the credit quality of our loan portfolio.

Pass loans have financial factors or nature of collateral that are considered reasonable credit risks in the normal course of lending and encompass several grades that are assigned based on varying levels of risk, ranging from credits that are secured by cash or marketable securities, to watch credits which have all the characteristics of an acceptable credit risk but warrant more than the normal level of monitoring.

Special mention loans have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of repayment prospects for the loans at some future date.

Substandard loans are inadequately protected by the current net worth and paying capacity of the borrower or by the collateral pledged, if any. These loans have a well-defined weakness or weaknesses that jeopardize collection and present the distinct possibility that some loss will be sustained if the deficiencies are not corrected. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to strengthen the Company’s position, and/or to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed. Substandard loans can be accruing or can be nonaccrual depending on the circumstances of the individual loans. Doubtful loans have all the weaknesses inherent in substandard loans with the added characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. All doubtful loans are on nonaccrual.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

3.
LOANS (Continued)

The following table summarizes the internal classifications of loans at year-end:

	Pass	Special Mention	Substandard	Doubtful	Total
2018
Commercial real estate	$514,249	$17,300	$6,488	$—	$538,037
Commercial - specialized	301,289	—	3,733	—	305,022
Commercial - general	415,675	1,449	10,604	—	427,728
Consumer:
1-4 family residential	340,836	—	5,317	—	346,153
Auto loans	191,435	—	212	—	191,647
Other consumer	70,075	—	134	—	70,209
Construction	78,401	—	—	—	78,401
Total	$1,911,960	$18,749	$26,488	$—	$1,957,197

2017
Commercial real estate	$495,860	$1,233	$9,801	$—	$506,894
Commercial - specialized	322,424	—	6,695	—	329,119
Commercial - general	397,390	4,037	8,150	480	410,057
Consumer:
1-4 family residential	306,743	—	6,607	—	313,350
Auto loans	146,489	—	133	—	146,622
Other consumer	65,959	—	232	—	66,191
Construction	65,847	—	75	—	65,922
Total	$1,800,712	$5,270	$31,693	$480	$1,838,155

There were no troubled debt restructurings during 2018 and 2017.

4.	FORECLOSED ASSETS

Foreclosed assets activity was as follows:

	2018	2017
Beginning balance	$2,830	$7,849
Additions	6,473	1,953
Sales, net	(6,733)	(6,434)
Current year valuation write-down	(285)	(538)
Ending balance	$2,285	$2,830

Activity in the valuation allowance was as follows:

	2018	2017
Beginning balance	$1,413	$2,709
Current year valuation write-down	285	538
Reductions from sales	(178)	(1,834)
Ending balance	$1,520	$1,413

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

4.
FORECLOSED ASSETS (Continued)

Net expenses related to foreclosed assets include:

	2018	2017
Net (gain) loss on sales	$108	$(519)
Current year valuation write-down	285	538
Operating expenses, net of rental income	86	225
Foreclosed assets expense, net	$479	$244
5.	PREMISES AND EQUIPMENT

Detail of premises and equipment at year-end follows:

	2018	2017
Land	$10,121	$10,121
Buildings and improvements	60,799	60,119
Furniture and equipment	41,954	40,120
Construction in process	672	277
	113,546	110,637
Less accumulated depreciation	(53,759)	(48,750)
Premises and equipment, net	$59,787	$61,887

Depreciation expense was approximately $5.2 million in 2018 and $5.3 million in 2017.

6.	DEPOSITS

Time deposits that met or exceeded the FDIC Insurance limit of $250,000 were $130.0 million and $147.1 million at December 31, 2018 and 2017, respectively.

At December 31, 2018, the scheduled maturities of time deposits are as follows:

2019	$163,101
2020	40,099
2021	13,638
2022	57,806
2023	36,870
Thereafter	23
$311,537
7.	BORROWING ARRANGEMENTS

Short-term borrowings

The following table summarizes our short-term borrowings at year-end:

	2018	2017
Federal funds purchased	$17,705	$15,550
FHLB advances - short-term	—	—
Total	$17,705	$15,550

Federal funds purchased are short-term borrowings that generally have one-day maturities.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

7.
BORROWING ARRANGEMENTS (Continued)

Lines of credit

The bank subsidiary has a line of credit with FHLB. The amount of the line is determined by FHLB on a quarterly basis. The line can be used to purchase Federal funds or to secure letters of credit to pledge as collateral against certain public deposits. Use and availability of the line at year-end follows:

	2018	2017
Federal funds purchased and short-term advances	$—	$—
Long-term advances	95,000	95,000
Letters of credit	199,000	145,000
Available funds	425,366	456,616
Total	$719,366	$696,616

The line is collateralized by a blanket floating lien on all first mortgage loans and commercial real estate loans as well as all FHLB stock, which has a carrying amount of $3.5 million at December 31, 2018.

The bank subsidiary also has a line of credit with the Federal Reserve Bank of Dallas (FRB). The amount of the line is determined on a monthly basis by FRB. The line is collateralized by a blanket floating lien on all agriculture, commercial, and consumer loans. The amount of the line was $532.0 million and $466.0 million at December 31, 2018 and 2017, respectively. This line was not used at December 31, 2018 or 2017.

The bank subsidiary also has uncollateralized lines of credit with multiple banks. The total amount of the lines was $135.0 and $135.0 million as of December 31, 2018 and 2017, respectively. These lines were not used at December 31, 2018 or 2017.

Notes payable and other borrowings

There was a note for the Company’s ESOP to a bank, dated May 2007, payable in ten equal annual principal payments of $677,000, beginning January 2008. The note bore interest at Wall Street Journal (WSJ) prime minus 0.5% payable quarterly, and was secured by unallocated shares of SPFI stock and guaranteed by the Company. The Company repaid the note in 2017.

The bank subsidiary has multiple advances from FHLB. The advances are collateralized through the line of credit with FHLB with interest payable monthly and principal due at maturity. The following table is a detail of the advances as of December 31:

Issue Date	Original Amount of Advance	2018 Balance	2017 Balance	Maturity Date	Interest Rate at December 31, 2018
2013	$20,000	$20,000	$20,000	2020	Fixed; 1.50%
2015	25,000	25,000	25,000	2025	Variable; 2.46%
2015	25,000	25,000	25,000	2025	Variable; 2.46%
2015	25,000	25,000	25,000	2025	Variable; 2.53%
	$95,000	$95,000	$95,000

Junior subordinated deferrable interest debentures and Trust preferred securities

The Company established grantor trusts (trusts) that issued obligated mandatorily redeemable preferred securities (TPS); the Company issued junior subordinated deferrable interest debentures (debentures) to the trusts. The trusts are not consolidated and the debentures issued by the Company to the trusts are reflected in the Company’s consolidated balance sheets. The Company records interest expense on the debentures in its CFS.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

7.
BORROWING ARRANGEMENTS (Continued)

The common capital securities issued by the trusts ($1.4 million) are included in other assets in the Company’s consolidated balance sheets under the equity method of accounting. The amount of the capital securities represents the Company’s maximum exposure to loss.

The Company is required by the Board of Governors of the Federal Reserve System (the Federal Reserve Board) to maintain certain levels of capital for bank regulatory purposes. The debentures issued by the trusts to the Company, less the common capital securities of the trusts, continue to qualify as Tier 1 capital, subject to limitation to 25% of Tier 1 capital, under guidance issued by the Federal Reserve Board.

Although the trusts are not consolidated in these CFS, the TPS remain outstanding with terms substantially the same as the debentures. The Company’s interest payments on its debentures are the sole source of repayment for the TPS. Additionally, the Company guarantees payment of interest and principal on the TPS.

The terms of the debentures and TPS allow for interest to be deferred for up to five years consecutively. During this time, shareholder dividends are not allowed to be paid.

The following table is a detail of the debentures and TPS at December 31, 2018:

	Issue Date	Amount of TPS	Amount of Debentures	Stated Maturity Date of TPS and Debentures(1)	Interest Rate of TPS and Debentures(2)(3)
South Plains Financial Capital Trust III	2004	$10,000	$10,310	2034	3-mo. LIBOR + 265bps; 5.13%
South Plains Financial Capital Trust IV	2005	20,000	20,619	2035	3-mo. LIBOR + 139bps; 4.18%
South Plains Financial Capital Trust V	2007	15,000	15,464	2037	3-mo. LIBOR + 150bps; 4.29%
Total		$45,000	$46,393
(1)	May be redeemed five years from the issue date, the Company has no current plans to redeem; (2) Interest payable quarterly with principal due at maturity; (3) Rate as of last reset date.

Subordinated debt securities

In January 2014, the Company issued $20.9 million in subordinated debt securities. These securities pay interest quarterly and mature January 2024. There was $6.5 million issued at a current rate of 4% and $14.4 million at a current rate of 5%. These rates are fixed for five years and then float at WSJ prime, with a floor of 4% and a ceiling of 7.5%. These securities are unsecured and could be called by the Company at any time after January 2019, and they qualified for Tier 2 capital treatment, subject to regulatory limitations. In December 2018, the Company notified all holders that it intended to call these securities in January of 2019 and were given the option to subscribe to a new offering (see following paragraph) or to be redeemed. Holders of $13.4 million elected to subscribe to the new offering while holders of $7.5 million elected to have their securities redeemed in January 2019. As a result, the outstanding balance of these securities at December 31, 2018 was $7.5 million.

In December 2018, the Company issued $26.5 million in subordinated debt securities. $12.4 million of the securities have a maturity date of December 2028 and an average fixed rate of 5.74% for the first five years. The remaining $14.1 million of securities have a maturity date of December 2030 and an average fixed rate of 6.41% for the first seven years. After the fixed rate periods, all securities will float at the Wall Street Journal prime rate, with a floor of 4.5% and a ceiling of 7.5%. These securities pay interest quarterly, are unsecured, and may be called by the Company at any time after the remaining maturity is five years or less. Additionally, these securities qualify for Tier 2 capital treatment, subject to regulatory limitations.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

8.	EMPLOYEE BENEFITS

The Company sponsors the ESOP, an employee stock ownership and 401(k) plan, that covers all employees who have completed one month of service. Under the 401(k) provisions of the ESOP, participants may elect to contribute pre-tax salary deferrals and direct investment of those salary deferrals among investments offered in the ESOP (excluding SPFI stock). Although the ESOP provides for Company contributions under the 401(k) provisions, the Company has not made any contributions of this type and has no plans to do so in the foreseeable future. All Company contributions to date have been allocated to service debt related to employee stock ownership.

The ESOP may be leveraged to purchase shares of SPFI stock. Shares are released from collateral and allocated to active employees, in proportion to annual debt service. The Company recognizes the debt of the ESOP as notes payable and the shares pledged as collateral are deducted from the stockholders’ equity as unearned ESOP shares in the accompanying consolidated balance sheets. All ESOP shares have been allocated. See Note 7: Notes payable and other borrowings.

The Company makes contributions to the ESOP as approved by the Board of Directors on an annual basis. These contributions, plus dividends received, are used to service any ESOP debt and repurchase allocated shares from participants and terminating vested participants. Contributions to the ESOP were $2.0 million and $1.7 million in 2018 and 2017, respectively.

The ESOP participants have a mandatory put option to the Company, which may be assumed by the ESOP (but ESOP assumption cannot be required), whereby the Company must settle any SPFI stock benefits under the ESOP by providing cash to the participant in exchange for SPFI stock that would otherwise be distributed. Therefore, the Company is obligated to repurchase allocated shares, at fair value as determined by independent appraisal, from participants that (a) elect to diversify their holdings as they approach retirement, (b) retire or (c) are vested in all or a portion of their SPFI stock in the ESOP and terminate employment. An amount of equity equal to the fair value of the shares is deducted from permanent stockholders’ equity and reflected in a line item below liabilities and above stockholders’ equity.

SPFI stock held by the ESOP at year-end follows:

	2018	2017
Total ESOP shares	2,988,470	2,988,470
Fair value of ESOP shares subject to repurchase obligations	$58,195	$57,121

Employee Health Benefits – The Company has a self-insured welfare benefit plan which provides health and dental benefits. For officers of the Company, there is no waiting period to be eligible, while there is a 60-day waiting period for all other employees. In addition, to be eligible, an employee must be scheduled to work on a full-time basis (at least 30 hours per week). The Company periodically evaluates the costs of the plan and determines the amount to be contributed by the Company and the amount, if any, to be contributed by the employee. Welfare benefit expense was approximately $4.9 million and $3.8 million for the years ending December 31, 2018 and 2017, respectively. In addition, benefit obligations have been accrued and include reported claims payable and claims incurred but not reported, for approximately $377,000 and $498,000 as of December 31, 2018 and 2017, respectively. The Company has limited its risk exposure for these benefits through a stop-loss policy with an independent third party insurer which reimburses benefits paid that exceed $100,000 per participant per year.

Non-Qualified Plans – Certain Company executives, as determined by the Company’s Board from time-to-time, are granted stock appreciation rights based on grant date values. The rights have varying vesting provisions. Exercise and payment options for the rights vary and are governed by the program they were issued under as well as the specific award agreement. The Company accrues the liabilities for these rights under the intrinsic value method; approximately $10.6 million and $8.1 million was accrued at December 31, 2018 and 2017, respectively.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

8.
EMPLOYEE BENEFITS (Continued)

Certain Company executives, as determined by the Company’s Board from time-to-time, have post-retirement salary continuation agreements under an Executive Salary Continuation Plan. Retirement ages and retirement salary amounts are specified in each agreement. The Company accrues actuarial estimates of the costs of these benefits over the respective service periods; approximately $11.1 million and $10.3 million was accrued at December 31, 2018 and 2017, respectively.

Both of these plans are nonqualified, noncontributory, and unfunded. The charges to income for the plans during 2018 and 2017 were approximately $4.1 million and $5.2 million, respectively.

9.	INCOME TAXES

Income tax expense (benefit) was as follows:

	Years Ended December 31,
	2018	2017
Current expense
Federal	$2,873	$—
State	121	107
Deferred expense
Federal	(6,895)	—
Total	$(3,901)	$107

Effective tax rates differ from the federal statutory rate of 21% for 2018 applied to income before income taxes due to the following:

	Years Ended December 31,
	2018	2017
Federal statutory rate times financial statement income	$5,332	$—
Effect of:
Initial recognition of net deferred tax asset	(6,741)	—
S Corp taxable income	(2,267)	—
Tax-exempt income	(314)	—
State taxes, net of federal benefit	95	—
Earnings from bank owned life insurance	(153)	—
Non deductible expenses	125	—
Other, net	22	—
Total	$(3,901)	$—

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

9.
INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities were due to the following:

	December 31,
	2018	2017
Deferred tax assets
Allowance for loan loss	$4,857	$—
Deferred compensation	4,560	—
Other real estate owned	320	—
Nonaccrual loans	169	—
Unrealized loss on available-for-sale securities	596	—
Other	174	—
Total deferred tax assets	10,676	—

Deferred tax liabilities
Depreciation	(2,331)	—
Prepaids	(390)	—
Mortgage servicing rights	(267)	—
Other	(197)	—
Total deferred tax liabilities	(3,185)	—
Net deferred tax asset	$7,491	$—
10.	RELATED-PARTY TRANSACTIONS

Direct and indirect loans to executive officers, directors, significant stockholders and their related affiliates as of December 31, 2018 and 2017 aggregated approximately $10.0 million and $9.4 million, respectively. There were no charge-offs related to these loans in 2018 or 2017 and advance and repayment activity was routine. Deposits from these related parties in the CFS were not significant.

11.	OFF-BALANCE-SHEET ACTIVITIES, COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance-sheet risk – The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters-of-credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the CFS.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for recorded instruments.

Financial instruments whose contract amounts represent credit risk outstanding at year-end follow:

	2018	2017
Commitments to grant loans and unfunded commitments under lines of credit	$346,255	$290,441
Standby letters-of-credit	5,062	9,255

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

11.
OFF-BALANCE-SHEET ACTIVITIES, COMMITMENTS AND CONTINGENCIES (Continued)

Standby letters-of-credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters-of-credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company requires collateral supporting those commitments if deemed necessary.

Litigation – The Company is a defendant in legal actions arising from time to time in the normal course of business. Management believes that the ultimate liability, if any, arising from these matters will not materially affect the CFS, based on information known as of the date the CFS were available to be issued.

FHLB Letters of Credit – The Company uses letters of credit to pledge to certain public deposits. The balance of these letters of credit was $199.0 million and $145.0 million at December 31, 2018 and 2017, respectively.

Lease Commitments – The Company leases certain office facilities and office equipment under operating leases. Rent expense for all operating leases totaled approximately $2.0 million in 2018 and $2.2 million in 2017. Occupancy expense was reduced by approximately $911,000 and $904,000 for rental income during 2018 and 2017, respectively. Future minimum lease payments due under non-cancelable operating leases as of December 31, 2018 are as follows:

2019	$1,834
2020	1,166
2021	1,022
2022	971
2023	897
Thereafter	5,095
$10,985
12.	CAPITAL AND REGULATORY MATTERS

The Company and its bank subsidiary are subject to various regulatory capital requirements administered by its banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and its bank subsidiary’s financial statements. Under capital guidelines and the regulatory framework for prompt corrective action, the Company and its bank subsidiary must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

In July 2013, the Federal Reserve Board published final rules for the adoption of the Basel III regulatory capital framework (Basel III). Basel III, among other things, (i) introduces a new capital measure called Common Equity Tier 1 (CET1), (ii) specifies that Tier 1 capital consists of CET1 and Additional Tier 1 Capital instruments meeting specified requirements, (iii) defines Common Equity Tier 1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expands the scope of the deductions/adjustments as compared to existing regulations. Basel III became effective for the Company and its bank subsidiary on January 1, 2016 with certain transition provisions fully phased-in on January 1, 2019. The Company was in compliance with the fully phased in requirements at December 31, 2018 and expects to be in compliance beginning the first reporting period in 2019.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its bank subsidiary to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

12.
CAPITAL AND REGULATORY MATTERS (Continued)

assets (as defined). Management believes, as of December 31, 2018 and 2017, that the Company and its bank subsidiary met all capital adequacy requirements to which they are subject.

As of December 31, 2018, the bank subsidiary was well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since December 31, 2018 that management believes have changed the bank subsidiary’s category.

The Company and its bank subsidiary’s actual capital amounts and ratios follow:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2018:
Total Capital to Risk Weighted Assets:
Consolidated	$309,798	14.3%	$214,301	9.9%	N/A	N/A
City Bank	294,572	13.6%	214,246	9.9%	$216,958	10.0%
Tier I Capital to Risk Weighted Assets:
Consolidated	260,020	12.0%	170,898	7.9%	N/A	N/A
City Bank	271,266	12.5%	170,855	7.9%	173,567	8.0%
Common Tier 1 (CET1):
Consolidated	215,020	9.9%	138,346	6.4%	N/A	N/A
City Bank	271,266	12.5%	138,311	6.4%	141,023	6.5%
Tier I Capital to Average Assets:
Consolidated	260,020	9.6%	108,033	4.0%	N/A	N/A
City Bank	271,266	10.1%	107,940	4.0%	134,925	5.0%

December 31, 2017:
Total Capital to Risk Weighted Assets:
Consolidated	$303,301	15.1%	$185,220	9.3%	N/A	N/A
City Bank	276,153	13.8%	184,982	9.3%	$199,980	10.0%
Tier I Capital to Risk Weighted Assets:
Consolidated	260,773	13.0%	145,173	7.3%	N/A	N/A
City Bank	254,512	12.7%	144,986	7.3%	159,984	8.0%
Common Tier 1 (CET1):
Consolidated	215,773	10.8%	115,137	5.8%	N/A	N/A
City Bank	254,512	12.7%	114,989	5.8%	129,987	6.5%
Tier I Capital to Average Assets:
Consolidated	260,773	10.1%	103,643	4.0%	N/A	N/A
City Bank	254,512	9.8%	103,484	4.0%	129,355	5.0%

State banking regulations place certain restrictions on dividends paid by banks to their shareholders. Dividends paid by the Company’s bank subsidiary would be prohibited if the effect thereof would cause the bank subsidiary’s capital to be reduced below applicable minimum capital requirements.

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

13.	DERIVATIVES

The Company utilizes interest rate swap agreements as part of its asset-liability management strategy to help manage its interest-rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.

The following table reflects the changes in fair value hedges included in the Consolidated Statements of Comprehensive Income as of December 31:

Interest Rate Contracts	Location	2018	2017
Change in fair value on interest rate swaps hedging fixed rate loans	Interest income	$110	$92
Change in fair value on fixed rate loans - hedged item	Interest income	$(133)	$(79)

The following table reflects the fair value hedges included in the Consolidated Balance Sheets as of December 31:

	2018		2017
	Notional Amount	Fair Value	Notional Amount	Fair Value
Included in other liabilities:
Interest rate swaps related to fixed rate loans	$—	$—	$—	$—
Included in other assets:
Interest rate swaps related to fixed rate loans	$10,917	$169	$10,189	$59

Mortgage banking derivatives

The net gains (losses) relating to free standing derivative instruments used for risk management are summarized below as of December 31:

	Location	2018	2017
Forward contracts related to mortgage loans held for sale	Net gain on sales of loans	$(661)	$(335)
Interest rate lock commitments	Net gain on sales of loans	$582	$156

The following table reflects the amount and fair value of mortgage banking derivatives in the Consolidated Balance Sheets as of December 31:

	2018		2017
	Notional Amount	Fair Value	Notional Amount	Fair Value
Included in other assets:
Forward contracts related to mortgage loans held for sale	$—	$—	$5,227	$47
Interest rate lock commitments	46,891	1,063	23,170	528
Total included in other assets	$46,891	$1,063	$28,397	$575
Included in other liabilities:
Forward contracts related to mortgage loans held for sale	$54,998	$672	$28,000	$58
Interest rate lock commitments	—	—	5,227	47
Total included in other liabilities	$54,998	$672	$33,227	$105

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

14.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of South Plains Financial, Inc. follows:

CONDENSED BALANCE SHEETS

	December 31,
	2018	2017
	(In thousands except per share data)
ASSETS
Cash and cash equivalents	$22,627	$24,556
Investment in banking subsidiary	269,022	254,066
Investment in other subsidiary	58	2,511
Other assets	2,304	1,848
Total assets	$294,011	$282,981
LIABILITIES AND STOCKHOLDERS’ EQUITY
Debt	$80,395	$67,280
Accrued expenses and other liabilities	841	374
ESOP-owned shares	58,195	57,121
Stockholders’ equity	154,580	158,206
Total liabilities and stockholders’ equity	$294,011	$282,981

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
	2018	2017
Dividends	$17,500	$18,000
Other income	60	47
ESOP Contribution	(2,000)	(1,704)
Interest expense	(2,870)	(2,342)
Other expense	(1,001)	(246)
Income before income tax and undistributed subsidiary income	11,689	13,755
Income tax (benefit)	(800)	—
Equity in undistributed subsidiary income	16,801	9,880
Net Income	$29,290	$23,635

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

14.
PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2018	2017
Cash flows from operating activities:
Net income	$29,290	$23,635
Adjustments:
Equity in undistributed subsidiary income	(16,801)	(9,880)
Change in other assets	(456)	(1)
Change in other liabilities	468	(455)
Release of unearned ESOP shares	—	676
Net cash from operating activities	12,501	13,975
Cash flows from investing activities:
Return of capital from subsidiary	2,500	—
Net cash from investing activities	2,500	—
Cash flows from financing activities:
Proceeds from long-term borrowings	13,115	—
Repayments of long-term borrowings	—	(676)
Cash dividends on common stock	(30,045)	(7,874)
Net cash from financing activities	(16,930)	(8,550)
Net change in cash and cash equivalents	(1,929)	5,425
Beginning cash and cash equivalents	24,556	19,131
Ending cash and cash equivalents	$22,627	$24,556
15.	EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	December 31,
	2018	2017
Net income	$29,290	$23,635
Weighted average common shares outstanding - basic	14,771,520	14,769,090
Weighted average common shares outstanding - diluted	14,771.520	14,771,520
Basic earnings per share	$1.98	$1.60
Diluted earnings per share	$1.98	$1.60

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

16.	SEGMENT INFORMATION

Financial results by reportable segment are detailed below:

	Banking	Insurance	Consolidated
2018
Net interest income	$95,612	$—	$95,612
Provision for loan loss	(6,901)	—	(6,901)
Noninterest income	45,247	6,874	52,121
Noninterest expense	(111,104)	(4,339)	(115,443)
Income before income taxes	22,854	2,535	25,389
Income tax (expense) benefit	4,129	(228)	3,901
Net income	$26,983	$2,307	$29,290
Average assets	$2,614,351	$9,545	$2,623,896
	Banking	Insurance	Consolidated
2017
Net interest income (expense)	$88,463	$—	$88,463
Provision for loan loss	(3,966)	—	(3,966)
Noninterest income	41,197	6,192	47,389
Noninterest expense	(104,330)	(3,814)	(108,144)
Income before income taxes	21,364	2,378	23,742
Income tax (expense) benefit	(107)	—	(107)
Net income	$21,257	$2,378	$23,635
Average assets	$2,541,005	$7,111	$2,548,116
17.	FAIR VALUE DISCLOSURES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability is not adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

Valuation techniques that are consistent with the market approach, the income approach and/or the cost approach are required by GAAP. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset. Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy for

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

17.
FAIR VALUE DISCLOSURES (Continued)

valuation inputs gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
•	Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
•	Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The following table summarizes fair value measurements as of December 31:

	Level 1	Level 2	Level 3	Total
2018
Assets (liabilities) measured at fair value on a recurring basis:
Securities available for sale:
U.S. government and agencies	$74,419	$10,288	$—	$84,707
State and municipal	—	32,310	—	32,310
Mortgage-backed securities	—	182,256	—	182,256
Asset-backed and other amortizing securities	—	38,923	—	38,923
Loans held for sale (mandatory)	—	31,874	—	31,874
Mortgage servicing rights	—	1,270	—	1,270
Asset derivatives	—	1,232	—	1,232
Liability derivatives	—	(672)	—	(672)

Assets measured at fair value on a non-recurring basis:
Impaired loans	—	—	9,120	9,120
Other real estate owned	—	—	2,285	2,285
Loans held for sale (best efforts)	—	6,508	—	6,508
	Level 1	Level 2	Level 3	Total
2017
Assets (liabilities) measured at fair value on a recurring basis:
Securities available for sale:
U.S. government and agencies	$—	$10,392	$—	$10,392
State and municipal	—	74,984	—	74,984
Mortgage-backed securities	—	65,783	—	65,783
Asset-backed and other amortizing securities	—	43,020	—	43,020
Loans held for sale (mandatory)	—	25,470	—	25,470
Asset derivatives	—	634	—	634
Liability derivatives	—	(105)	—	(105)

Assets measured at fair value on a non-recurring basis:
Impaired loans	—	—	20,846	20,846
Other real estate owned	—	—	2,830	2,830
Loans held for sale (best efforts)	—	3,844	—	3,844

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

17.
FAIR VALUE DISCLOSURES (Continued)

Securities – Fair value is calculated based on market prices of similar securities using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded.

Loans held for sale (mandatory) – Loans held for sale originated for mandatory delivery are reported at fair value. Fair value is determined using quoted prices for similar assets, adjusted for specific attributes of that loan.

Mortgage servicing rights – Mortgage servicing rights are reported at fair value. Fair value is based on market prices for comparable mortgage servicing contracts.

Derivatives – Fair value of derivatives is based on valuation models using observable market data as of the measurement date.

Impaired loans – Impaired loans are reported at the fair value of the underlying collateral, less estimated disposal costs, if repayment is expected solely from the sale of the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria.

Foreclosed assets – Foreclosed assets are transferred from loans at the lower of cost or fair value, less estimated costs to sell. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria.

Loans held for sale (best efforts) – Loans held for sale originated for best efforts delivery are reported at fair value if, on an aggregate basis, the fair value for the loans is less than cost. In determining whether the fair value of loans held for sale is less than cost when quoted market prices are not available, the Company may consider outstanding investor commitments or discounted cash flow analyses with market assumptions. Such fair values are classified within either Level 2 or Level 3 of the fair value hierarchy.

The following table presents quantitative information about non-recurring Level 3 fair value measurements at December 31:

	Fair Value	Valuation Techniques	Unobservable Inputs	Range of Discounts
2018
Impaired loans	$9,119	Third party appraisals or inspections	Collateral discounts and selling costs	0%-100%
Other real estate owned	2,285	Third party appraisals or inspections	Collateral discounts and selling costs	15%-66%

2017
Impaired loans	20,846	Third party appraisals or inspections	Collateral discounts and selling costs	0%-100%
Other real estate owned	2,830	Third party appraisals or inspections	Collateral discounts and selling costs	15%-66%
18.	SUBSEQUENT EVENTS

Change in Capital Structure

On March 11, 2019, the Company amended and restated its Certificate of Incorporation. The original Certificate of Incorporation was amended to change the capital structure to authorize the issuance of 30,000,000 shares of common stock, par value $1 per share.

The Company completed a 29 to 1 stock split of the Company‘s outstanding shares of common stock for shareholders on record as of March 11, 2019. The stock split was payable in the form of a dividend on or about March 11, 2019. Shareholders received 29 additional shares for each share held. All share and per share amounts in the consolidated financial statements have been retroactively adjusted to reflect this stock split for all periods presented.

Equity Incentive Plan

On March 6, 2019, the Company approved the 2019 Equity Incentive Plan. The purpose of this plan is to: (i) attract and retain the best available personnel for positions of substantial responsibility, (ii) provide additional

SOUTH PLAINS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar in thousands except per share data) (Continued)

18.
SUBSEQUENT EVENTS (Continued)

incentive to employees, directors and consultants, and (iii) promote the success of the Company's business. This plan permits the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares, and other stock-based awards. The maximum aggregate number of shares of common stock that may be issued pursuant to all awards under the plan is 2,300,000. The maximum aggregate number of shares that may be issued under the plan may be increased annually by up to 3% of the total issued and outstanding common shares of the Company at the beginning of each fiscal year

Further, on January 16, 2019, the Company approved the conversion of its previously issued stock appreciation rights to stock options. The details of the conversion have not been finalized as of the date of issuance of these financial statements. Additionally, the Company approved the grant of 1,172 restricted stock units valued at $25,000 to each of its five non-employee directors.

Employment Agreement

Effective March 6, 2019, the Company entered into an employment agreement with its President. The employment agreement has an initial term of three years and will automatically renew for additional three-year terms, unless the Company or the President provides 90-days’ advance notice of non-renewal. In the event that the President’s employment is terminated by the Company without cause or by the President for good reason, each as defined in the employment agreement, the employment agreement provides that he will receive severance equal to two times the sum of his annual base salary and annual target cash incentive bonus and a lump sum payment equal to 24 months’ of the monthly premiums to continue existing healthcare coverage under COBRA. If such involuntary termination occurs within the 24-month period following a change in control, as defined in the employment agreement, in lieu of the foregoing, the severance due would be three times the sum of annual base salary and annual target cash incentive bonus and a lump sum payment equal to 36 months’ of the monthly premiums to continue existing healthcare coverage under COBRA. Additionally, any equity and phantom equity awards would fully vest upon any termination of employment by the Company without cause or by the President for good reason.

On March 20, 2019, the Company granted the President a stock-settled restricted stock unit award having a fair market value of $1 million on the date of grant. The award is subject to a 4-year time-based vesting schedule, with 25% of the award vesting on each anniversary of the grant until fully vested. Additionally on March 20, 2109, the President received a grant of incentive stock options to purchase Company common stock. The grant date fair value was $221,000 and covered 10,342 common shares. The options vest over 4-year period.

3,380,000 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods	Sandler O’Neill + Partners, L.P.
A Stifel Company

May 8, 2019

Through and including June 3, 2019 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.